Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288232
Prospectus
Murano Global Investments PLC

129,765,157 Ordinary Shares
This prospectus relates to the offer and sale, from time to time, of 129,765,157 ordinary shares of Murano Global Investments PLC (“Murano Global Investments”), a public company incorporated under the laws of the Bailiwick of Jersey (“we”, “us”, the “Company”, “Murano Group” or “Murano”), no par value (“ordinary shares”) by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of an aggregate of 129,765,157 ordinary shares of Murano, comprising (i) an aggregate of 8,737,500 ordinary shares issued in connection with the business combination (the “Business Combination”) to HCM Investor Holdings, LLC, a Delaware limited liability company (“HCM Holdings”), (ii) an aggregate of 75,000 ordinary shares issued in connection with the Business Combination to directors of HCM Acquisition Corp., a Cayman Islands exempted company that was renamed “Murano Global Hospitality Corp” following the completion of the Business Combination ( “HCM”, or “SPAC”), (iii) an aggregate of 69,100,000 ordinary shares issued in connection with the Business Combination to Elias Sacal Cababie (“ESC”), Chairman and Chief Executive Officer of Murano, and (iv) an aggregate of 51,852,657 ordinary shares that we may issue from time to time, in one or more transactions in amounts, at prices, and on terms that will be determined at the time these securities are offered pursuant to the Standby Equity Purchase Agreement, dated June 11, 2025 (the “SEPA”), we have entered into with YA II PN, LTD., a Cayman Islands exempt limited company (“Yorkville”) pursuant to which we have the right, but not the obligation, to sell and issue to Yorkville from time to time during the three-year period following the execution date of the SEPA, the ordinary shares in accordance with the terms of the SEPA (the “Advance Shares”). As consideration for Yorkville’s irrevocable commitment to purchase ordinary shares at our election and in our discretion from time to time after the date of the SEPA and prior to the third anniversary of the SEPA, upon the terms and subject to the satisfaction of the conditions set forth in the SEPA, we have issued to Yorkville 253,070 ordinary shares pursuant to the terms of the SEPA (the “Commitment Shares”). As of the date of this prospectus, we have not issued any ordinary shares to Yorkville other than the Commitment Shares. For the purposes of this prospectus, we are registering for resale a total of 51,852,657 ordinary shares in connection with the SEPA, consisting of the Commitment Shares and 51,599,587 ordinary shares that we may elect, in our sole discretion, to issue and sell to Yorkville from time to time under the SEPA, at an assumed offering price of $9.69 per ordinary share, which was the closing price of the ordinary shares on the Nasdaq Stock Market LLC (“Nasdaq”) on June 18, 2025.
We are registering the offer and sale of certain of these securities to satisfy certain registration rights we have granted. The Selling Securityholders may offer all or part of the securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. These securities are being registered to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may sell these securities through ordinary brokerage transactions, directly to market makers of our shares or through any other means as described in the section entitled “Plan of Distribution” herein. In connection with any sales of securities offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).
Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.
The market price of our ordinary shares could decline if the Selling Securityholders sell a significant portion of our ordinary shares or are perceived by the market as intending to sell them. See “Risk Factors” in this prospectus.
We will not receive any proceeds from the sale of any securities by any of the other Selling Securityholders. However, we may receive up to U.S.$485,000,000 million in aggregate gross proceeds from sales of the Advance Shares.
The Selling Securityholders together are offering an aggregate of 129,765,157 ordinary shares, representing approximately 164% of our outstanding ordinary shares as of June 18, 2025. The number of ordinary shares that are being registered for resale will constitute approximately 98 times the number of ordinary shares held by persons other than the Selling Securityholders and our affiliates. Accordingly, the ordinary shares being registered for resale on the registration statement of which this prospectus forms a part are anticipated to be significant, relative to our current public float. While the sale from time to time of ordinary shares by the Selling Securityholders will increase our public float, we are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares. Sales of ordinary shares in the public market by Selling Securityholders, or the perception that those sales might occur, could potentially have negative impact on the market price of ordinary shares, despite the total number of ordinary shares being registered for resale accounts for an insignificant percentage of the total outstanding shares. Despite such a potential decline in the public trading price, some of the Selling Securityholders may experience a positive rate of return on the securities they purchased due to the differences in the prices at which they purchased or acquired the ordinary shares and the market price of our ordinary shares. Public securityholders may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the then trading price. See “Risk Factors” in this prospectus.
Our ordinary shares and warrants (“Warrants”) are listed on Nasdaq under the symbols, “MRNO” and “MRNOW”, respectively. We had 79,315,662 ordinary shares outstanding as of June 18, 2025, and 16,802,197 warrants outstanding as of June 18, 2025. On June 18, 2025, the closing sale price of our ordinary shares as reported on Nasdaq was $9.69 per ordinary share. On June 18, 2025, the closing sale price of our warrants as reported on Nasdaq was $0.1410 per warrant.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Foreign Private Issuer.”
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated June 26, 2025.

You should rely only on the information contained in this prospectus or any supplement. Neither we nor the Selling Securityholders have authorized anyone else to provide you with different information. The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.
Except as otherwise set forth in this prospectus, neither we nor the Selling Securityholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.
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ABOUT THIS PROSPECTUS
Except where the context otherwise requires or where otherwise indicated, the terms “Murano,” the “Company,” the “Group,” “Murano Group,” “we,” “us,” “our,” “our company,” and “our business” refer to Murano Global Investments PLC and, where appropriate, its consolidated subsidiaries.
This prospectus is part of a registration statement on Form F-1 that we filed with the SEC. The Selling Securityholders may, from time to time, sell the ordinary shares offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the ordinary shares offered by them described in this prospectus. This prospectus also relates to the issuance by us of the ordinary shares sold in connection with the SEPA. We will receive proceeds from the sale of the Advance Shares.
A copy of this document has been delivered to the Jersey Registrar of Companies (the “Registrar”) in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the Registrar has given, and has not withdrawn, consent to its circulation. The Jersey Financial Services Commission (“JFSC”) has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the ordinary shares. The JFSC has given, and has not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Warrants. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against liability arising from the discharge of its functions under that law. It must be distinctly understood that, in giving these consents, neither the Registrar nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser. The current directors of the Company have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All such directors accept responsibility accordingly. It should be remembered that the price of securities and the income from them can go down as well as up.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”
Translation of Mexican Peso Amounts into U.S. Dollars
The financial and other information appearing in this prospectus is presented in Mexican pesos. In this prospectus, references to “pesos” or “Ps.$” are to Mexican pesos and references to “U.S. dollars” or “U.S.$” are to United States dollars. This prospectus contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate we use for those convenience translations is not necessarily the same rate we used in preparing the consolidated and combined statements of financial position of Murano Global Investments PLC and subsidiaries (the “Company” or the “Group”) as of December 31, 2024 and 2023, the related consolidated and combined statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the “Murano Group Consolidated and Combined Financial Statements”), prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board. This may mean, for example, that U.S. dollar-denominated items in this prospectus may have been translated into pesos using one exchange rate and reconverted to U.S. dollars using the convenience translation exchange rate. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.$20.5103 per U.S.$1.00, the rate calculated by the Mexican Central Bank (the “Central Bank”) as published on December 31, 2024 in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, the “Official Gazette”), based on the average of wholesale foreign exchange market quotes for transactions settling within two banking business days.
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TRADEMARKS, TRADENAMES AND SERVICE MARKS
This prospectus contains trademarks, trade names and service marks that are the property of Murano, as well as, for informational purposes, trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, certain trademarks, trade names, and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate that we or the applicable owner, as the case may be, will not assert, to the fullest extent under applicable law, our or their rights to such trademarks, trade names, and service marks.
MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections, and other information concerning Murano’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by Murano’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Murano operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Unless otherwise expressly stated, Murano obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, Murano does not expressly refer to the sources from which this data is derived. In that regard, when Murano refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that Murano paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While Murano has compiled, extracted, and reproduced industry data from these sources, Murano has not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
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PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Murano Group Consolidated and Combined Financial Statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors.”
Who We Are
Murano
We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) Projects Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.
Operational Hotels
Our current portfolio of operational hotels (the “Operational Hotels”) consists of:
Andaz Hotel: the Andaz Mexico City Condesa (the “Andaz Hotel”) operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and operational since the first quarter of 2023, the Andaz Hotel has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.
Mondrian Hotel: the Mondrian Mexico City Condesa (the “Mondrian Hotel” and together with the Andaz Hotel, the “Insurgentes 421 Hotel Complex”) operated by Ennismore Holdings US Inc. (“Accor”), is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including a “Terraza” bar and a “Flower Shop” coffee shop.
Vivid Hotel: the Hyatt Vivid Grand Island (the “Vivid Hotel”) operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.
The Grand Island Beach Club (the “Beach Club”) is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and may provide services to future hotels and condominiums (residential units) located in the GIC Complex.
Projects Under Completion
We are currently completing the following project (the “Projects Under Completion”):
The Murano Group is also developing a leisure and residential complex in the GIC Complex, which was previously expected to include approximately 1,016 hotel rooms and 1,254 condominiums, including a convention center (under the World Trade Center brand), a water park and a beach club (the “Projects Under Completion”). In light of recent market conditions and the evolving market outlook, the Murano Group’s management and board of directors have revised the Group’s strategic development pipeline to prioritize the development and commercialization of condominiums (residential units), which we believe better serves the interests of the Group’s shareholders.
The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly offering (the “Dreams Hotel”). The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow the Group, in coordination with the hotel operator, to apply insights from the operation of the Vivid Hotel and to complete certain improvements. These include enhancements required to meet the hotel operator’s global building standards and updates to the common areas, including expanded meeting and event spaces.

The Group is currently conducting a strategic review of the GIC I Hotel. The Group is evaluating whether to proceed with the current plan of the Vivid Hotel and the Dreams Hotel or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.
Projects to be Developed
We currently own the following projects that we plan to develop (the “Projects to be Developed”):
GIC Phase II: part of the new strategic pipeline, phase two is planned to consist of a total of approximately 1,254 condominiums (residential units), divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums to cost approximately U.S.$87.2 million.
Baja Cruise Port: Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed a memorandum of understanding with a major global cruise line operator. We expect the development of the Baja Cruise Port to cost approximately U.S.$136 million.
Baja Marina: Development of a marina consisting on approximately 15,000 linear ft slip spaces. We expect the development of the Baja Marina to cost approximately U.S.$32 million.
Baja Retail Village: Development of Baja Retail Village with a leasable area of approximately 45,000 sqm (the “Baja Retail Village”). We expect the development of the Retail Village to cost approximately U.S.$55 million.
Resort Property in Baja Development Project: this resort is expected to have two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$180 million. We have not yet begun the process of trying to secure financing for the development of this project. Therefore, we do not know when and if we will be able to begin construction of this project.
Baja Park Development Project: this industrial park project in Ensenada, will consist of 363,262 sqm of leasable space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development. Therefore, we do not know when and if we will be able to begin construction of this project. We expect the development of the Baja Park to cost approximately U.S.$122 million.
The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection, with respect to the GIC I Hotel regarding potential changes to the current operations and administration services agreement regarding the GIC I Hotel).
The GIC Phase II, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village are projects that we plan to develop subject to planning and environmental approvals as well as Murano Group being able to secure financing on acceptable terms. We refer to (i) the GIC I Hotel (including the Vivid Hotel, which is operational, and the Dreams Hotel, which is under completion, the “GIC I Hotel”), and (ii) the GIC Phase II(planned to be developed) as the “GIC Complex”. The GIC Phase II, the Baja Cruise Port, the Baja Marina, the Baja Retail Village, the Resort Property in Baja Development Project, and the Baja Park Development Project are projects that we plan to develop subject to planning and environmental approvals as well as the Group eventually being able to secure financing on acceptable terms.
Our portfolio is expected to be comprised of all-inclusive resorts and condominiums (residential units), several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.
Management of the Hotels
We have entered into long-term hotel management agreements with (i) Hyatt, under the Andaz brand, to operate the Andaz Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), (ii) Accor, under the Mondrian brand, to operate the Mondrian Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), and (iii) Hyatt, through Hyatt Inclusive Collection, to operate the Vivid Hotel and the Dreams Hotel (part of the GIC I Hotel in Cancun).
The Group is currently conducting a strategic review of the GIC I Hotel. The Group is evaluating whether to proceed with the current plan of the Vivid Hotel and the Dreams Hotel or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.
Market Opportunity
We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 18% of the country’s GDP in 2024. While there are multiple hotel developments that compete with us in terms of quality and geographic location within the city, most of these will be opening after 2025 and are of a smaller scale.
Cancun is the top destination in the Caribbean with more than two times the number of passenger arrivals as Puerto Rico, its closest competitor. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry.
Competitive Strengths
We believe the following are our key competitive strengths:
Luxury Hotel Assets with Naturally Hedged Revenues at Strategic International Destinations
We own five-star upper-scale hotels, consisting of: (i) the Andaz Hotel and the Mondrian Hotel, currently operational, in the Insurgentes 421 Hotel Complex in Mexico City, and (ii) the GIC I Hotel in Cancun, consisting of the Vivid Hotel, currently operational, and the Dreams Hotel (Projects Under Completion). We believe the hotels and resort properties therein represent a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, and their large-scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.
The Insurgentes 421 Hotel Complex is located in the Condesa neighborhood, one of the trendiest and most popular districts in Mexico City, Mexico’s most important business and cultural center. Surrounded by tourist attractions, landmarks, parks and a vibrant restaurant scene, Condesa is located within walking distance of Paseo de la Reforma, close to the city’s historic center and main financial district, and only 12 kilometers from Mexico City’s international airport, the country’s largest in terms of passenger traffic. GIC I Hotel all-inclusive luxury resort is located in the area between Delfines Beach and the Nichupté Lagoon in Cancun, Mexico’s leading tourist destination, next to the Iberostar Golf Club in the north of Punta Nizuc, the archeological zone of San Miguelito, and only 14 kilometers away from Cancun’s international airport, the country’s second largest in terms of passenger traffic.
The strategic locations attract substantial international demand from leisure and business visitors, including guests from the United States and Canada. Accordingly, we expect that a substantial portion of our revenues will be denominated in or linked to the U.S. dollar, while most of our operating expenses will be in pesos, providing us with a natural hedge for our U.S. dollar-denominated debt. It is market practice to quote and charge daily rates for luxury hotels in U.S. dollars in both Mexico City and Cancun.
In addition, we expect the hotels to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms and, in the case of the GIC Complex, GIC Water Park and the largest convention center in the region operated under the name of the WTCA. We have designed and believe our properties are positioned to be the preferred destination for leisure, business and group travelers.
Attractive Industry Fundamentals in the Mexican Leisure and Business Travel Sectors
Mexico is a preferred tourist destination with a consistently high level of annual visitors. During 2020, largely due to the impact of the COVID-19 pandemic, Mexico ranked second among the world’s most visited countries and first in the Americas. Prior to 2020, Mexico ranked seventh among the world’s most visited countries. Mexico’s tourism industry has shown strong and sustained fundamentals through the years. Its rich cultural and natural offering is supported by a superior tourism-related infrastructure and high connectivity with key gateway markets in the United States and Canada through well-connected airports. The country’s tourism industry has proven to be resilient even throughout the COVID-19 pandemic, which had a material adverse impact on the tourism industry globally. Mexico suffered the lowest decline in tourism out of the top 10 travel destinations in the world.
The destinations where our properties are located experienced significant growth in international tourism prior to the COVID-19 pandemic, with relatively high occupancy rates in Cancun and Mexico City. Cancun has been consistently ranked as the most popular tourist destination in the Caribbean, based on World Bank data, and one of the most visited cities in the world. It also receives a large share of visitors from the United States and Canada.
Mexico City, the country’s capital, is also a popular tourist destination, with three UNESCO World Heritage Sites containing five historic buildings dating back to the 16th century. Mexico City is known as a popular tourist destination and a technology hub characterized by a thriving modern business environment. Mexico City’s booming business scene likely results from its unique ability to offer opportunities to combine business and culture at a reasonable cost. The city is an important financial center and global economic hub and is often described as the cultural Mecca of Latin America.
As global travel and tourism continue to increase post the COVID-19 pandemic, we expect a strong and sustainable recovery in the lodging industry in Mexico. We believe that our properties are exceptionally well-located to allow them to benefit from long-term positive trends in the tourism markets of Cancun and Mexico City.
Long-term Strategic Partnerships with World Class Designers, Construction Companies, and Hotel Operators with Global Premium Hospitality Brands
We benefit from the experience and expertise of our internationally recognized design, construction, engineering, and project management partners. The GIC Complex has been designed by HOK—the largest U.S.-based design, architecture, engineering and urban planning firm—and GIC Complex’s landscaping, outdoor amenities and aquatic parks have been designed by EDSA, a renowned U.S.-based planning, landscape architecture and design firm. The supervision of the construction and engineering process is managed by Ideurban, a leading construction management firm with over 70 years of experience managing the construction of emblematic hotels in Mexico, including the St. Regis Ciudad de Mexico, St. Regis Punta Mita and Westin Brisas Ixtapa. We believe the skills and capabilities of these partners and their substantial experience successfully designing, constructing, and managing premier quality hotels and resorts enhances the value of our properties.
Hyatt is the largest operator of luxury hotels in Mexico and the Caribbean, and of luxury all-inclusive resorts in the world. As of December 31, 2024, Hyatt had 71 hotels in Mexico, 53.5 million Loyalty program members, and presence in over 76 countries across the globe. Accor is a leading hotel management service provider with more than 851,000 rooms across 110+ countries and more than 110 hotels in the pipeline for LatAm.
Hyatt and Accor are industry-leading hotel operators with world-renowned premium hotel brands and by partnering with them we expect to maximize the cost structure and performance of our properties by leveraging their superior customer-oriented approach, marketing capabilities and profound experience as hotel operators. More specifically, their sophisticated loyalty and vacation club programs, modern and robust reservation systems, global distribution channels, marketing infrastructure, effective product segmentation and strong customer awareness will position our properties among the top hotels and resorts in Mexico City and Cancun.
Insurgentes 421 Hotel Complex
The Andaz Hotel is operated by Hyatt under the Andaz brand (owned by Hyatt), who has a strong combination of global loyalty programs and local know-how in the location. Additionally, the Mondrian Hotel is operated by Accor under the Mondrian brand (owned by Accor) as its first luxury hotel property in Mexico City, making the location its flagship hotel in Latin America. As such, we believe Accor will have strong incentives to provide high-quality management. Though the Andaz Hotel and the Mondrian Hotel are separate hotels and operators, both brands coexist within the same building, allowing for operating efficiencies, a wider product offering and capturing a larger target market.
In addition, to maximize our partnership with Hyatt and Accor we have structured long-term hotel management agreements. Accor’s agreement for the Mondrian Hotel includes a fee arrangement tied to occupancy and performance targets consistent with the quality of the property, based on a minimum amount of adjusted gross operating profit. As part of that agreement, Accor will be entitled to a base fee of 2.0% of gross revenue the first year, as well as fees related to food & beverage (up to 2% of gross revenue per annum); in addition, Accor will be paid an incentive fee of 15% over the special adjusted gross operating profit (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by Operadora Hotelera I421 Premium, S.A. de C.V. (“OHI421 Premium”) in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel)).
In respect of the Andaz Hotel, Hyatt will be entitled to a base fee as follows: (a) (i) 1.6% of gross revenue in the first fiscal year, (ii) 2.1% of gross revenue in the second fiscal year, and (iii) 2.6% of gross revenue in the third and subsequent fiscal years; and (b) a royalty fee of 0.4% of gross revenue per annum. In addition, Hyatt is entitled to an incentive fee payment if the gross operating profit margin exceeds 20.01%. The incentive fee will be based on a percentage of annual gross profits, with multiple step-ups capped at 10% when gross operating profit margin exceeds 40%.
GIC Complex
The GIC I Hotel is operated by Hyatt, through Hyatt Inclusive Collection, under the Dreams (family oriented) and Vivid (adults only) brands. As the leading luxury all-inclusive resort operator in Mexico, Hyatt is also a top U.S. seller of all-inclusive vacation packages. Via its Apple Leisure Group subsidiary driven by loyalty and growth of the customer base, Hyatt offers the end-to-end solutions: (i) Inclusive Collection, the world’s largest portfolio of luxury all-inclusive resorts, (ii) ALG Vacations, a booking platform that provides all-inclusive vacation experiences including flights, transport, excursions, and resort packages, and (iii) Unlimited Vacation Club, a membership program providing exclusive offers at all of their all-inclusive luxury resort properties.
Regarding the GIC I Hotel and GIC II Hotel, Hyatt will be entitled to 3% of annual gross revenue and an incentive fee equal to 10% of annual gross profit.
The Group is currently conducting a strategic review of the GIC I Hotel. The Group is evaluating whether to proceed with the current plan of the Vivid Hotel and the Dreams Hotel or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator. The intention of Murano is to terminate the GIC II Hotel Management Agreement.
Committed Sponsor and Experienced Management Team with a Solid Track Record
The Murano Group is an experienced real estate developer dedicated to acquiring, developing, and owning high-end residential properties, luxury hotels, and industrial real estate in Mexico. Murano Group’s current portfolio of city and beach properties spans the country’s most popular and desirable cities. Since its formation in

1999, Murano Group has sold 2,174 condominiums, and has developed, or is in the process of developing, multiple resorts and hotels. It has also invested over U.S.$64.6 million in its landbank and constructed over 465,555 sqm, investing U.S.$435.7 million in aggregate.
Green Certified Hotels with a Long-Term Commitment to Sustainability
The Andaz Hotel and the Mondrian Hotel have received the EDGE Green Building Certification. Excellence in Design for Greater Efficiencies (“EDGE”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters on-site. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.
Investment Grade Property Insurance Providers
The properties are covered by top investment grade insurance providers. The GIC I Hotel is covered by Seguros Banorte, S.A. de C.V. and the Andaz and Mondrian Hotels in Mexico City are covered by Compañía de Seguros Generales Everest México, S.A. de C.V. The insurance policies are designed to uphold high standards of coverage, including: (i) full building replacement cost, (ii) building, improvements and adaptations, contents and consequential losses, and (iii) covered risks including earthquake, hydro-meteorological and fire.
Standby Equity Purchase Agreement with Yorkville
On June 11, 2025, we entered into the SEPA with Yorkville.
Pursuant to the SEPA, and subject to customary conditions, we have the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the three-year period following the execution date of the SEPA, such amount of ordinary shares for an aggregate purchase price of up to U.S.$500,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 96% of the market price, which is defined as the lowest daily VWAP (as hereinafter defined) of the ordinary shares during the three consecutive trading days commencing on the trading day of our delivery of an Advance notice to Yorkville. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means for any trading day, the daily volume weighted average price of the ordinary shares for such trading day on Nasdaq.
As consideration for Yorkville’s irrevocable commitment to purchase ordinary shares at our election and in our discretion from time to time after the date of the SEPA and prior to the third anniversary of the SEPA, upon the terms and subject to the satisfaction of the conditions set forth in the SEPA, we have issued the Commitment Shares to Yorkville. As of the date of this prospectus, we have not issued any ordinary shares to Yorkville other than the Commitment Shares.
Any sale and issuance of ordinary shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any ordinary shares that would result in it owning more than 4.99% of the Company’s then outstanding voting power or ordinary shares at any one time (the “Ownership Limitation”).
The Company is not obligated to utilize any of the Commitment Amount available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the ordinary shares and the number of ordinary shares actually sold and issued. The SEPA does not impose any restrictions on the Company’s operating activities.
Yorkville’s obligation to purchase ordinary shares pursuant to the SEPA is subject to a number of conditions, including that this prospectus be filed with and declared effective by the SEC registering the Commitment Fee Shares and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act.

The SEPA contains customary representations, warranties and covenants, conditions to closing, indemnification obligations and termination provisions. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the SEPA, and may be subject to limitations agreed upon by the contracting parties.
Foreign Private Issuer
Under Nasdaq rules, a “foreign private issuer,” as defined by the SEC, such as Murano generally is permitted to follow home country rules with regard to corporate governance practices, instead of the comparable requirements of the applicable Nasdaq rules, other than with respect to certain matters including, among others, the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports.
In the interest of transparency, as a foreign private issuer, Murano will not follow the requirement applicable for U.S. listed companies to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. In addition, Murano has elected to comply with the corporate governance rules set forth by the laws of Jersey and in the Company's memorandum and articles of association in lieu of the requirements of Rule 5600 of the Nasdaq corporate governance rules (with the exception of those rules that we are advised the Company is required to follow pursuant to the provisions of Rule 5615(a)(3) of the Nasdaq corporate governance rules).
We also inform you of the following nuances with respect to certain of our other corporate governance practices as of the date of this prospectus, subject to future changes or additions from time to time (that would be publicly disclosed):
•
our Board of Directors and Audit Committee (“AC”) will hold fiduciary duties and liability for our accounts and annual filings, as opposed to them being signed off by our Chief Executive Officer and Chief Financial Officer with oversight by the AC;

•
our shareholders are required by home country law to appoint our auditor, which therefore goes into the general shareholders meeting circular each year. Our AC does not itself appoint the auditor, they only recommend them for appointment; and

•	our shareholders are not required to vote to issue shares, which is delegated directly to our Board of Directors under our Articles and in our Compensation & Governance Committee charter.
Murano intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq corporate governance rules and listing standards.
Because Murano is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Controlled Company
For purposes of the rules of the Nasdaq, Murano is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Elías Sacal Cababie owned more than 50% of the outstanding Murano Ordinary Shares. Accordingly, Murano may be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards.

THE OFFERING
Ordinary shares offered by the Selling Securityholders
An aggregate of 129,765,157 ordinary shares, comprising:
(i)	an aggregate of 8,737,500 ordinary shares issued in connection with the Business Combination to HCM Holdings;
(ii)	an aggregate of 75,000 ordinary shares issued in connection with the Business Combination to certain officers and directors of HCM Holdings;
(iii)	69,100,000 ordinary shares issued in connection with the Business Combination to ESC; and
(iv)	Up to 51,852,657 ordinary shares to be sold in connection with the SEPA.
Use of proceeds
We will not receive any proceeds from the sale of any securities by any of the Selling Securityholders.
However, we may receive up to U.S.$485,000,000 million in aggregate gross proceeds from sales of the Advance Shares. Any proceeds that we receive from sales of Advance Shares under the SEPA will be used for working capital and general corporate purposes, including debt refinancing and investments aligned with our strategy (including potential investments in crypto assets). We cannot predict whether the proceeds invested will yield a favorable, or any, return.
We will pay certain expenses associated with the registration of the securities covered by this prospectus, as described in the section entitled “Plan of Distribution.”
For more information, see “Use of Proceeds.”
Lock-up restrictions
Certain of the Selling Securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. Yorkville is not subject to restrictions on transfer. See “Securities Eligible for Future Sale” for more information.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.
Market for our securities
Our ordinary shares and warrants are listed on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.

Summary of Risk Factors
Risks Related to Murano’s Business and Operating in the Hotel Industry
•	Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.
•	We have substantial debt that may be called on demand of lender due to existing or future breach in covenants or defaults.
•	Subsequent phases to our existing projects and potential enhancements at our hotel properties will likely require us to raise additional capital.
•	We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
•	We will be dependent on the operation and business of our hotel properties for substantially all of our revenue.
•
If the hotel operators or third-party only travel agencies consolidate through merger and/or acquisition transactions, we may experience undefined and unknown costs related to integrating processes and systems, less negotiating power over contracts and/or higher costs of obtaining customers.

•	We may be subject to adverse legislative or regulatory tax changes that could affect our operations.
•	We may not be able to deliver projects on time and within our estimated budget.
•
The development costs of our future projects are estimates only, actual development costs may be higher than expected and we may not have access to additional capital to fund our property development projects and/or otherwise fulfill our business strategy.

•	We execute transactions with related parties that third parties could deem not to be arms’ length.
•	Contractual and other disagreements with or involving our current and future third-party hotel managers could make us liable to them or result in litigation costs or other expenses.
•	We are dependent on the performance of our hotel managers.
•
Our efforts to develop, redevelop or renovate our properties, in connection with our active asset management strategy, could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

•
Our properties are geographically concentrated in Mexico City, Cancun and Ensenada and, accordingly, we could be disproportionately harmed by adverse changes to these markets, natural disasters, climate change and related regulations.

•
If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities involving our properties, including as a result of terrorism and climate change, our profits could be reduced.

•	We have significant exposure to currency exchange rate risk.
•
Our projects, and any future acquisition, expansion, repositioning, redesign, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us.

•
Given the beachfront locations of the GIC Complex, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change.

•	Our hotels will require ongoing and often costly maintenance, renovations, and capital improvements.
•	From time to time, we and/or our affiliates may be involved in legal and other proceedings.
•	We and our hotel operators are subject to the risk of increased lodging operating expenses.
•	The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business-related technology.
•	Lack of sufficient air service to Mexico City, Cancun or Ensenada could adversely affect our business.

•	Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts.
•	Illiquidity of real estate investments could significantly impede our ability to sell our hotels or otherwise respond to adverse changes in our hotels performance.
•	It is possible that we will require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.
•	We have incurred significant additional indebtedness, which may impair our ability to raise further capital or impact our ability to service our debt.
•	Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.
Risks Related to Doing Business in Mexico
•
All of Murano’s assets are located in Mexico. Therefore, we are subject to political, economic, legal, and regulatory risks specific to Mexico and the Mexican real estate industry and lodging sector and are vulnerable to an economic downturn, other changes in market conditions, or natural disasters in Mexico or in the regions where our properties are located.

•	Political instability in Mexico could negatively affect our operating results.
•	Our assets are located in Mexico and are therefore subject to the provisions of the National Law of Domain Extinction (Ley Nacional de Extinción de Dominio).
•	Fluctuations in the U.S. economy or the global economy, in general, may adversely affect Mexico’s economy and our business.
•	Tariffs and trade restrictions could increase our costs and delay our projects.
•	If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.
•	Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.
•	We are subject to laws applicable to the development of our properties, including stricter environmental laws and regulations.
•	Governmental regulation may adversely affect the operation of our properties and our business as a whole.
Risks Related to Murano Being a Public-Company
•
Murano will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

•	Murano is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.
•
Murano may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses, and subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.

•	Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company.
•	Murano Group has identified material weaknesses in its internal control over financial reporting.
•	We may not be able to satisfy the listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

•	The fair value of our fixed assets requires subjective judgment and may be subject to volatility, which could significantly affect our financial condition
•	The fair value of our fixed assets (including construction in process and land) may be harmed by certain factors that may entail impairment losses not previously recorded.
•	Murano may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares.
Risk Related to the Ownership of Murano Ordinary Shares
•
It is not possible to predict the actual number of ordinary shares we will sell under the SEPA to Yorkville, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the SEPA with Yorkville.

•	We are a “controlled company” and the interests of our controlling shareholder may conflict with ours or yours in the future.
•	Murano’s board of directors and management have significant control over Murano’s business.
•	If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our securities, the price of our securities could decline.
•
Murano’s pre-Business Combination shareholders and the shareholders in HCM prior to the completion of the Business Combination (the “HCM Initial Shareholders”) are subject to lock-ups and as a result, there may be limited liquidity for Murano Ordinary Shares.

•	There are no current plans to pay cash dividends on Murano Ordinary Shares for the foreseeable future.
•	An active trading market for Murano Ordinary Shares may not develop.
•	The market price for Murano Ordinary Shares may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices and times desired
•	Murano’s issuance of additional securities in connection with financings, acquisitions, investments, equity incentive plans or otherwise would dilute all other shareholders.
•	Murano’s board of directors will have the ability to issue blank check preferred securities, which may discourage or impede acquisition efforts or other transactions.
•	Jersey company law will require that Murano meet certain additional financial requirements before it can declare dividends, make distributions or repurchase shares.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL DATA
The financial information in this prospectus as of December 31, 2024, 2023, and 2022 has been derived from the Murano Group Consolidated and Combined Financial Statements, which are included elsewhere in this prospectus. The Murano Group Consolidated and Combined Financial Statements are prepared in accordance with IFRS.
You should read this Summary Consolidated and Combined Financial Data section together with the Murano Group Consolidated and Combined Financial Statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Consolidated and Combined Statements of Financial Position Data:

	December 31, 2024	December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents and restricted cash	970,414,857	$146,369,734	$240,754,805
Trade receivables	64,514,013	16,831,611	—
VAT receivable	367,794,654	242,079,862	228,769,530
Other receivables	37,146,722	28,341,695	25,406,466
Due from related parties	—	143,549,146	—
Prepayments	41,508,885	18,792,796	22,900,399
Inventories	11,463,374	1,415,594	1,912,518
Total current assets	1,492,842,505	597,380,438	519,743,718
Property, construction in process and equipment net	18,815,137,503	17,420,027,969	16,882,483,829
Investment property	1,340,000,000	1,100,491,490	1,187,089,926
Prepayments	—	—	20,200,000
Right of use assets	200,165,708	217,037,091	591,039
Financial derivative instruments	—	116,923,727	192,791,990
Guarantee deposits	23,318,898	21,480,804	—
Other assets	1	1	1
Total non-current assets	20,378,622,110	18,875,961,082	18,283,156,785
Total assets	21,871,464,615	19,473,341,521	$18,802,900,503
Liabilities, Stockholders' Equity and Net Assets
Current liabilities:
Current installments of long-term debt	$3,481,380,489	$2,039,355,678	$3,795,787,027
Trade accounts payable and accumulated expenses	629,580,986	399,163,421	124,585,497
Deferred underwriting fee payable	50,076,000	—	—
Advance from customers	23,459,478	8,263,469	—
Due to related parties	120,634,508	133,002,659	68,343,487
Lease liabilities	46,051,658	30,006,807	387,617
Income tax payable	10,665,198	12,135,180	18,744,910
Employees’ statutory profit sharing	2,601,529	2,241,724	2,140,642
Contributions for future net assets	—	3,500,000	59,439,020
Total current liabilities	4,364,449,846	2,627,668,938	4,069,428,200
Non-current liabilities:
Long-term debt, excluding current installments	7,692,819,937	4,643,317,136	1,767,387,977
Due to related parties, excluding current portion	73,837,080	87,302,929	206,145,860
Lease liabilities, excluding current portion	160,662,668	177,954,726	236,572
Employee benefits	10,175,001	8,766,021	6,654,318
Other liabilities	86,311,531	62,504,424	—
Warrants liability	75,827,403	—	—
Deferred tax liabilities	4,200,798,599	4,031,599,864	4,353,712,591
Total non-current liabilities	12,300,432,219	9,011,445,100	6,334,137,318
Total liabilities	16,664,882,065	11,639,114,038	10,403,565,518

	December 31, 2024	December 31, 2023	December 31, 2022
Stockholders' Equity
Net parent investment	—	902,611,512	902,611,512
Common stock	925,795,890	—	—
Additional paid in capital	708,945,691	—	—
Accumulated Deficit	(4,769,954,511)	(1,181,044,835)	(1,238,837,756)
Other comprehensive income	8,341,795,480	8,112,660,806	8,735,561,229
Total Stockholders' Equity	5,206,582,550	7,834,227,483	8,399,334,985
Total Liabilities and Stockholders' Equity	$21,871,464,615	$19,473,341,521	$18,802,900,503

Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income Data:

	2024	2023	2022
Revenue	$729,953,807	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses:
Employee Benefits	325,521,012	158,777,211	53,944,188
Food & Beverage and service cost	98,441,323	50,548,808	1,167,596
Sales commissions	37,592,689	12,047,140	—
Management fees operators	23,928,681	6,031,578	—
Depreciation and amortization	319,768,815	135,498,890	1,808,833
Development contributions to the local area	—	—	25,862,069
Property tax	12,444,214	10,062,451	15,605,504
Fees	151,697,897	81,161,295	67,534,391
Administrative fees	17,540,773	16,148,254	1,784,617
Maintenance and conservation	52,727,323	9,676,728	10,218,739
Utility expenses	67,542,771	11,806,600	2,386,067
Advertising	53,064,373	7,326,696	9,806,261
Donations	7,842,770	7,676,660	1,000,000
Insurance	35,771,206	14,820,097	3,891,189
Software	6,948,956	6,744,506	2,226,283
Cleaning and laundry	11,301,594	9,197,151	1,622,716
Bank commissions	31,109,553	8,317,475	6,700,414
Operating supplies and equipment	21,804,534	—	—
Other costs	107,481,760	62,238,994	45,073,847
Total direct and selling, general and administrative expenses	1,382,530,244	608,080,534	250,632,714
Other income	190,235,287	25,560,552	33,514,903
Other expense	(5,474,442)	(9,801,077)	(3,874,125)
Listing expense	(917,366,970)	—	—
Gain (loss) on revaluation of investment property	239,508,510	(86,598,436)	298,089,926
Changes in fair value of financial derivative instruments	(43,348,480)	(75,868,263)	200,739,870
Changes in fair value of warrants	(51,946,426)	—	—
Exchange rate (loss) income, net	(1,492,245,569)	768,699,652	276,747,870
Interest income	34,942,822	8,845,532	555,638
Interest expenses	(797,018,177)	(303,746,643)	(86,485,683)
(Loss) profit before income taxes	(3,495,289,882)	5,662,697	475,086,707
Income taxes	(72,675,696)	52,130,224	(230,709,407)
Net (loss) profit for the period	$(3,567,965,578)	$57,792,921	$244,377,300

	2024	2023	2022
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, construction in process and equipment net of deferred income tax	234,366,712	(622,987,642)	4,206,327,542
Remeasurement of net defined benefit liability net of deferred income tax	11,610	87,219	(1,788,136)
Cumulative translation adjustment	(5,243,648)	—	—
Other comprehensive income (loss) for the period	229,134,674	(622,900,423)	4,204,539,406
Total comprehensive (loss) income	$(3,338,830,904)	$(565,107,502)	$4,448,916,706

RISK FACTORS
An investment in our ordinary shares involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. If any of the risks below occur, our business, financial condition, or operating results could be materially and adversely affected. In that case, the trading price of the shares could decline, and you could lose all or part of your investment, and our ability to make any dividend payments to you, if declared, could be affected, and you may lose some or all of your investment.
This prospectus also contains forward-looking statements that regard situations that may involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements” for more information regarding these forward-looking statements.
Risks Related to Murano’s Business and Operating in the Hotel Industry
Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.
The Murano Group Consolidated and Combined Financial Statements were prepared assuming that the Company will continue as a going concern. However, management has identified material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
The Company is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1(a) to the Murano Group Consolidated and Combined Financial Statements. As of December 31, 2024, total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Murano Group Consolidated and Combined Financial Statements may be insufficient. In addition, as of and after December 31, 2024, certain covenants have been breached and defaults have occurred and continue with respect to certain financial indebtedness or leases of the Company, as follows:
i.
The debt service reserve account related to the Insurgentes Loan has not been funded as of December 31, 2024, and as a result the covenant to maintain such reserve account funded was breached. As of the date of the issuance of the Murano Group Consolidated and Combined Financial Statements, the Group has requested a waiver of this breach from Bancomext and is in discussions to potentially obtain this waiver in the short term. The Group foresees that other relevant covenants will be in breach for the Insurgentes Loan as the coverage of the debt service ratio of 1.0 to 1.2 will not be achievable in the next 12 months based on management projections. On January 8, 2025 and April 7, 2025, the Group paid the quarterly interest.

As of December 31, 2024, the outstanding amount of the Insurgentes Loan was Ps.$2,029.1 million.
ii.
The Beach Club Loan described in note 10 (10) to the Murano Group Consolidated and Combined Financial Statements (the “Beach Club Loan”) is in breach as the Group did not pay the annual interest due in December 2024. The Beach Club Loan has not been accelerated and ALG has not notified any intention to accelerate the Beach Club Loan, however pursuant to IAS 1 “Presentation of Financial Statements”, the Beach Club Loan is classified as current liability as of December 31, 2024.

iii.
The Murano Group did not make interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement from January to June 2025. Such payment defaults (in addition to defaults existing as of December 31, 2024) could, in certain circumstances which have not yet occurred, trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor.

iv.
The Murano Group has analyzed the risk of present and future covenant breaches under the terms of the Nafin Loan agreement, due to non-compliance with: (i) the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025, and (ii) the covenant that requires the substitution of the collateral with a mortgage over the private unit number three, located in Boulevard Kukulcán, in the lot marked as Supermanzana A-2 “A,” second tourist stage, located in the Tourist Development of Cancun, Municipality of Benito Juarez, State of Quintana Roo, with a total surface area of 79,974.10 m2 (the “GIC Private Unit 3”). The Company has been, and is actively in, discussions with NAFIN to obtain a waiver for these covenants.
v.	See Notes 10 and 19 of the Murano Group Consolidated and Combined Financial Statements for additional details about defaults subsequent to December 31, 2024.
These defaults and/or covenant breaches may result in defaults or events of default under other documents and instruments evidencing indebtedness or lease liabilities of Murano Group.
Certain covenant tests will arise, under the terms of the various Murano Group loans, during the following twelve months after the Murano Group Consolidated and Combined Financial Statements were authorized to be issued, which Management does not expect will be met. In order to address and mitigate the risks of such possible future covenant breaches, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring. The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders. Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to its hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.
As a result of these conditions, substantial doubt exists about the ability of the Group to continue as a going concern following twelve months after the Murano Group Consolidated and Combined Financial Statements were authorized to be issued.
Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the documents or instruments evidencing debt or lease liability of the Murano Group or to execute a debt restructuring plan which would result in a relaxation or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.
The Murano Group Consolidated and Combined Financial Statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.
We have substantial debt that may be called on demand of lender due to existing or future breach in covenants or defaults.
Instruments governing our existing indebtedness contain, and the instruments governing indebtedness we may incur in the future may contain, certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in these instruments could result in an event of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such an event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis, or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.
As of December 31, 2024, the Murano Group had complied with all terms and covenants included in its debt instruments, except for the breach of Inmobiliaria Insurgentes 421 to fund the reserve account under the Insurgentes Loan, the interest payment default under the Beach Club Loan with respect to the coupon due in

December 2024, and the interest or lease payments, as applicable, under the Exitus Loan, the Finamo Sale and Lease Back Agreements, the Finamo Loans and the Exitus Sale and Lease Back Agreement from January to June 2025. None of these loans or leases have been accelerated by Bancomext, ALG, Exitus or Finamo, respectively, nor have any parties threatened to accelerate such loans, however such defaults could, in certain circumstances which have not yet occurred, also trigger cross-defaults under other debt and lease instruments in respect of which entities of the Murano Group are obligors.
Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of this prospectus.
Subsequent phases to our existing projects and potential enhancements at our hotel properties will likely require us to raise additional capital.
We accessed the debt capital markets to issue U.S.$300.0 million of our 11% senior secured notes pursuant to the Indenture, maturing on September 2031 (the “2031 Notes”) in order to complete subsequent phases of the GIC I Hotel; we will likely need to access the capital markets again or otherwise obtain additional funds to complete subsequent phases of our existing projects, and to fund potential enhancements we may undertake at our facilities there, and elsewhere. We do not know when or if the capital markets will permit us to raise additional funds for such phases and enhancements in a timely manner, on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to delay, reduce or cancel our subsequent phases and enhancement projects. Delay, reduction or cancellation of the subsequent phases of our projects could subject us to financial penalties, and the possibility of such penalties could require us to obtain additional financing on unfavorable terms.
We may not be able to generate sufficient cash to service all our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.
If we cannot make scheduled payments on our debt, we will be in default and our creditors could declare outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our debt agreements, and we could be forced into bankruptcy, liquidation or restructuring proceedings. All of these events could result in your losing your investment in our shares or your investment being impaired.
We will be dependent on the operation and business of our hotel properties for substantially all of our revenue.
We will generate indirectly substantially all of our revenues from the hotel management agreements. Our performance depends on the performance of the hotel operators, as well as their ability to pay for certain items related to our properties, such as renovation and maintenance expenses related to furniture, fixtures and other equipment and operating supplies and equipment, insurance, marketing and promotional expenses and costs, among others. We cannot assure you that our properties will generate sufficient revenues, assets, and liquidity to satisfy these obligations or the payment obligations under the hotel management agreements.
We will rely solely on the income and cash flows from the investments made in the properties. Defaults by our hotel operators under the hotel management agreements could materially and adversely affect our business, financial condition, and results of operations.

If the hotel operators or third-party only travel agencies consolidate through merger and/or acquisition transactions, we may experience undefined and unknown costs related to integrating processes and systems, less negotiating power over contracts and/or higher costs of obtaining customers.
The hotel operators consolidating with third parties through mergers and/or acquisitions could adversely affect our hotel properties due to the undefined and unknown costs associated with the integration of property-level point of sale and back-of-house computer systems and other technology-related processes, the training and other labor costs associated with the merging of labor forces, and the impact of reward point program consolidation. Additionally, the potential consolidation could impact our leveraging power in future management agreement negotiations. Consolidation of third-party online travel agencies (“OTAs”) could lead to less negotiating power that the hotel operators have in setting contract terms for pricing and commissions paid to OTAs. The consolidation of these distribution channels may reduce operating profits and/or higher costs of obtaining customers.
Delays in receiving refunds of value added tax paid in connection with our acquisition and construction of hotels could have a material adverse effect on our cash flow and results of operations.
We are required to pay value added tax (“VAT”) in connection with the acquisition and construction of our hotels pursuant to the Mexican Value Added Tax Law (Ley del Impuesto al Valor Agregado), which under certain circumstances will result in favorable balances. To the extent the applicable requirements are fulfilled, the competent tax authorities should refund to us such favorable balances within 40 business days following the filing of the request for refund with such authorities, in accordance with the provisions of Article 22 of the Mexican Federal Tax Code (Código Fiscal de la Federación). To the extent that we pay a substantial amount of VAT in connection with acquisitions and experience delays in receiving the corresponding refunds, our cash flow and results of operations could be materially and adversely affected.
We may be subject to adverse legislative or regulatory tax changes that could affect our operations.
At any time, the U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax laws or regulations or the judicial or administrative interpretations of those laws or regulations or the policies of the taxing agency or authority may be changed. We cannot predict when or if any new U.S. federal, state or local, Mexican federal or local, or other non-U.S. tax law, regulation or judicial interpretation will be adopted, promulgated, or may become effective, and any such law, regulation or interpretation may take effect retroactively. In particular, the Mexican government has anticipated that a tax reform is to be presented to the Mexican Congress for discussion and thus could potentially be enacted in the near future. Any such change in, or any new, tax law, regulation or administrative or judicial interpretation could adversely affect us and holders of our shares. There is no assurance that such reform or any other reform will not be enacted in the future. In addition, there can be no assurance that new tax laws, regulations, and interpretations or changes in existing tax laws, regulations, and interpretations would not have a material adverse effect on our business, prospects, results of operations, and financial condition. The effects of such changes have not been, and cannot be quantified.
We and our hotel operators may be subject to audits by the tax authorities.
Pursuant to Mexican tax provisions, we and our hotel operators (as any taxpayers) may be subject to the exercise of the powers of the tax authorities to verify their level of compliance with the applicable tax provisions. We cannot guarantee that such powers will not be exercised or, if applicable, that they will be favorably resolved. Therefore, in the event that the tax authorities determine that we or our hotel operators are not in compliance with tax obligations, such authorities could impose, collect and enforce tax assessments, fines and/or guarantees, which, if material, could adversely affect our financial condition and results of operations.
We may not be able to deliver projects on time and within our estimated budget.
The budget estimated for the construction and development of our projects under completion is based on construction costs incurred to date, architectural and design documents and is subject to change as the construction progresses and as contract packages are let into the marketplace. Major projects of the scope and scale undertaken by us are subject to significant development, construction and timing risks, including the following:
•	changes to, or mistakes in, project plans and specifications, some of which may require the approval of state and local regulatory agencies;
•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials, and skilled and unskilled labor, and inflation in key supply markets;
•	delays in delivery of materials or furniture, fixtures or equipment;
•	changes to, or mistakes in budgeting;
•	the financial health of our contractor and subcontractors;
•	changes in laws and regulations, or the interpretation and enforcement of laws and regulations, applicable to real estate development or construction projects;
•	labor disputes or other work delays or stoppages, including needing to redo work;
•	disputes with and defaults by contractors, subcontractors, consultants and suppliers;
•	site conditions differing from those anticipated;
•	environmental issues, including the discovery of unknown environmental contamination;
•	health and safety incidents and site accidents;
•	weather interferences or delays;
•	fires and other natural or human-made disasters; and
•	other unanticipated circumstances or cost increases.
The development costs of our future projects are estimates only, actual development costs may be higher than expected and we may not have access to additional capital to fund our property development projects and/or otherwise fulfill our business strategy.
Our plans and specifications for the development of our future projects are not complete and may be subject to change. Our current budget is based on our preliminary plans, which are subject to change. While we believe that our overall budget for the construction costs for these properties is reasonable, a significant portion of these construction costs are only initial estimates, and the actual construction costs may be significantly higher than expected. We currently expect that existing cash resources together with borrowings under our existing financings, will not be sufficient to fund the currently foreseeable construction budget of our development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all.
We execute transactions with related parties that third parties could deem not to be arms’ length.
In the ordinary course of our business, we execute various transactions with companies owned or controlled directly or indirectly by us and by our and affiliates. We have policies in place that we are required to follow to ensure that transactions with affiliates are entered into on terms that are at least as favorable to us as those that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person. In addition, we do undertake a transfer pricing analysis in accordance with Mexican tax regulations to help ensure that the price paid in any such transaction is fair to us and our affiliated counterparty. We intend to continue to enter into transactions with our subsidiaries and affiliates in the future in conformity with applicable laws. Entering into these types of transactions could cause conflicts of interest to arise. We cannot guarantee that any potential conflict of interest that could arise as a result of transactions with related parties will be resolved advantageously for us. In the event that such conflicts are resolved less advantageously for us, they could adversely affect our business, financial condition and results of operations.

Contractual and other disagreements with or involving our current and future third-party hotel managers could make us liable to them or result in litigation costs or other expenses.
We do not operate some of our hotels. As a result, we are unable to directly implement strategic business decisions with respect to the daily operation and marketing of our hotels, such as decisions with respect to the setting of room rates, repositioning of a hotel, food and beverage pricing and certain similar matters. Although we consult with the hotel operators with respect to strategic business plans, the hotel operators are under no obligation to implement any of our recommendations with respect to such matters. Our management agreements require us and our managers to comply with operational and performance conditions that are subject to interpretation and could result in disagreements, and we expect this will be true of any management agreements that we enter into with future third-party hotel managers or operators. We cannot predict the outcome of any arbitration or litigation related to such agreements, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third party. In the event we terminate a management agreement early and the hotel manager considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and affiliates against disputes with third parties pursuant to our management agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.
Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR, ADR or operating profits, we may not have sufficient rights under our hotel operating agreements to enable us to force the hotel operator to change its method of operation. We generally can only seek redress if a hotel operator violates the terms of the applicable operating agreement, and then only to the extent of the remedies provided for under the terms of the agreement. Some of the operating agreements have lengthy terms and may not be terminable by us before the agreement’s expiration. In the event that we are able to and do replace any of our hotel operators, we may experience significant disruptions at the affected hotels, which may adversely affect our ability to make distributions to holders of ordinary shares.
The Murano Group is currently discussing with Hyatt Inclusive Collection potential changes to the current operations and administration services of the GIC I Hotel under the GIC I Hotel Management Agreement.
We are dependent on the performance of our hotel managers.
Our Insurgentes 421 Hotel Complex in Mexico City is managed by Hyatt and Accor pursuant to separate hotel management agreements that expire on December 31, 2043. The GIC I Hotel is managed by Hyatt pursuant to management agreements that will expire on December 31, 2038. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.
We will not control the operation of the properties and we are not in a position to directly implement strategic business decisions regarding the day-to-day operation of our hotel properties, such as setting room rates, food and beverage prices, marketing activities, promotion, and other similar matters, and we will be dependent on our hotel operators to carry out the operation of our hotel properties. Although we have structured and will aim to structure our hotel management agreements so that we have significant visibility with respect to the operation of our hotel properties, and such agreements impose certain performance goals on the hotel operators, we cannot assure that the hotel operators will be able to successfully operate our hotel properties efficiently and profitably, and if they fail to do so, it could have a material adverse effect on our business, financial condition and results of operations.
The success of our properties largely depends on our ability to establish and maintain good relationships with third-party hotel managers. If we are unable to maintain good relationships with our third-party hotel managers, we may be unable to renew existing management agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy. In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.
Cyber threats and the risk of data breaches or disruptions of our hotel managers’ or our own information technology systems could materially adversely affect our business.
Our hotel managers are dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, including personally identifiable information of hotel guests, including credit card numbers.
These information networks and systems can be vulnerable to threats such as system, network, or internet failures; computer hacking or business disruption, including through network- and email-based attacks as well as social engineering; cyber-terrorism; cyber extortion; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We rely on our hotel managers to protect proprietary and customer information from these threats. Any compromise of our own network or hotel managers’ networks could result in a disruption to our booking or sales systems or other operations, in increased costs (e.g., related to response, investigation, and notification) or in potential litigation and liability. In addition, public disclosure or loss of customer or proprietary information could result in damage to the hotel manager’s reputation, a loss of confidence among hotel guests, reputational harm for our hotels, potential litigation and increased regulatory oversight, including governmental investigations, enforcement actions, and regulatory fines, any of which may have a material adverse effect on our business, financial condition, and results of operations. In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party entities are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems and employee failures and an attack against such third-party service provider or partner could have a material adverse effect on our business.
In addition to the information technologies and systems our hotel managers use to operate our hotels, we have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes and employee personally identifiable information. We may be required to expend significant attention and financial resources to protect these technologies and systems against physical or cybersecurity incidents and even then, our security measures may subsequently be deemed to have been inadequate by regulators or courts given the lack of prescriptive measures in data security and cybersecurity laws. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies, or interruptions in system services or that system security will not be compromised through system or user error, physical or electronic break-ins, computer viruses, or attacks by hackers. Any such compromise could have a material adverse effect on our business, our financial reporting and compliance, and could subject us to or result in liability claims, litigation, monetary losses or regulatory oversight, investigations or penalties which could be significant. In addition, the cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures could be significant.
Like many corporations, our information networks and systems are a target of attacks. In addition, third-party providers of data hosting or cloud services may experience cybersecurity incidents that may involve data we share with them. Although the incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future.
While we are in the process of obtaining cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

In addition, increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm us.
Costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.
The terms of our management agreements generally require us to meet specified operating standards and other terms and conditions, and compliance with such standards may be costly. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If an agreement is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the counterparty for a termination payment, which could materially and adversely affect our results of operations and profitability.
If we were to lose a brand license, the underlying value of a particular hotel could decline significantly (including from the loss of brand name recognition, marketing support, guest loyalty programs, brand manager or franchisor central reservation systems or other systems), which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor or brand manager and cause us to incur significant costs to obtain a new franchise license or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise licenses or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.
Our efforts to develop, redevelop or renovate our properties, in connection with our active asset management strategy, could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.
If not maintained, the condition of certain of our properties could negatively affect our ability to attract guests or result in higher operating and capital costs. These factors could reduce revenues or profits from these properties. There can be no assurance that our planned replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including the following: construction delays or cost overruns; delays in obtaining, or failure to obtain, zoning, occupancy and other required permits or authorizations; government restrictions on the size or kind of development; changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns; and lack of availability of rooms or meeting spaces for revenue-generating activities during construction, modernization or renovation projects. If our properties are not updated to meet guest preferences or brand standards under our management and franchise agreements, if properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, our operations and financial results could be negatively affected.
We are subject to risks associated with the concentration of our Hotels in the Hyatt and Accor family of brands.
Our properties currently utilize or are expected to utilize brands owned by Hyatt and Accor. As a result, our ability to attract and retain guests depends, in part, on the public recognition of these brands and their associated reputation. Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned, or leased by these brands can harm our reputation, create adverse publicity, subject us to legal claims and cause a loss of consumer confidence in our business. If the Hyatt or Accor brands become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels, which could adversely affect our business, financial condition, or results of operations. In addition, any adverse developments or deterioration in Hyatt’s or Accor’s business and affairs, reputation or financial condition could impair its ability to manage our properties and could have a material adverse effect on us.

Our properties are geographically concentrated in Mexico City, Cancun and Ensenada and, accordingly, we could be disproportionately harmed by adverse changes to these markets, natural disasters, climate change and related regulations.
Our existing and projected entire room count is concentrated in Mexico City and Cancun. This concentration exposes us to greater risk to local economic or business conditions, changes in hotel supply in these markets, and other conditions than more geographically diversified hotel companies, including the increasing presence of Hyatt due to the agreement with Grupo Piñero, a Spain-based hotel operator and leisure services provider announced in October 2024, in which it added approximately 3,200 keys to Hyatt’s all-inclusive hotel offering and a new brand to the portfolio, including four hotels in the Riviera Maya under the Bahia Principe brand, and the acquisition of Playa Hotels & Resorts announced in January 2025, in which it added approximately 8,000 keys to Hyatt’s hotel portfolio (approximately 4,000 keys in Mexico), which further increased Hyatt’s brand presence, increasing nearby competition for the GIC Complex in Cancun.
An economic downturn, an increase in hotel supply, a force majeure event, a natural disaster, changing weather patterns and other physical effects of climate change (including supply chain disruptions), a terrorist attack or similar event in any one of these markets likely would cause a decline in the hotel market and adversely affect occupancy rates, the financial performance of our hotels in these markets and our overall results of operations, which could be material, and could significantly increase our costs.
Over time, our hotel properties located in coastal markets, and other areas that may be impacted by climate change are expected to experience increases in storm intensity and rising sea-levels causing damage to our hotel properties, while hotels in other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotel properties, increasing operating costs at our hotels, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotels against such risks. The effects of climate change may also affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events. There can be no assurance that climate change will not have a material adverse effect on our hotels, operations, or business.
If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities involving our properties, including as a result of terrorism and climate change, our profits could be reduced.
Because certain types of losses are uncertain, including natural disaster, the effects of climate change or other catastrophic losses, they may be uninsurable or prohibitively expensive. There are also other risks that may fall outside the general coverage terms and limits of our policies. Market forces beyond our control could limit the scope of the insurance coverage that we can obtain or may otherwise restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Furthermore, certain of our properties may qualify as legally permissible nonconforming uses and improvements, including certain of our iconic and most profitable properties, and we may not be permitted to rebuild such properties as they exist now or at all, regardless of insurance proceeds, if such properties are destroyed. Any loss of this nature, whether insured or not, could materially adversely affect our results of operations and prospects.
We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.
While our hotel managers are and will be primarily responsible for hiring and maintaining the labor force at our hotels, we are subject to the costs and risks generally associated with the hotel labor force, and increased labor costs due to factors like labor shortages and resulting increases in wages, additional taxes, or requirements to incur additional employee benefits costs may adversely impact our operating costs. Labor costs, including wages, can be particularly challenging at those of our hotels with unionized labor, and additional hotels may be subject to new collective bargaining agreements in the future.
From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our properties, negatively impact our reputation or the reputation of our brands, or harm relationships with the labor forces at our properties in operation or under development. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. As we do not directly employ the employees at our hotels, we do not have the ability to control the outcome of these negotiations.
Terrorist acts, armed conflict, civil unrest, criminal activity, and threats thereof, and other events impacting the security of travel or of our contractors or the perception of security of travel or that of our contractors could adversely affect the demand for travel and lodgings.
Past acts of terrorism and violent crime have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, such as the war between Russia and Ukraine and the Israel-Palestine conflict, criminal violence, civil unrest, or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geopolitical uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.
All the properties in our portfolio are located in Mexico, and Mexico has experienced criminal violence for years, primarily due to the activities of drug cartels and related organized crime. There have occasionally been instances of criminal violence near our properties, including our properties under development in Cancun and Ensenada. Criminal activities and the possible escalation of violence or other safety concerns, including food and beverage safety concerns, associated with them in regions where our resorts are located, or an increase in the perception among our prospective guests of an escalation of such violence or safety concerns, could instill and perpetuate fear among prospective guests and may lead to a loss in business at our properties in Mexico because these guests may choose to vacation elsewhere or not at all. In addition, increases in violence, crime or civil unrest or other safety concerns in any other location where we may own a resort in the future may also lead to decreased demand for our resorts and negatively affect our business, financial condition, liquidity, results of operations and prospects.
We face significant competition in the lodging industry in Mexico.
The lodging industry in Mexico is highly competitive. This competition could reduce occupancy levels and rental revenues at our properties, which would adversely affect our operations. We face competition from many sources. We face competition from other lodging facilities both in the immediate vicinity of our properties and the geographic markets in which the properties will be located. In addition, increases in operating costs due to inflation may not be offset by increased room rates. We also face competition from recognized lodging brands with which we are not associated.
We also face competition from online marketplaces focused on customer-to-customer virtual platforms, like Airbnb, which enables people to lease or rent short-term lodging, including vacation rentals, apartment rentals, homestays, hostel beds, or hotel rooms to its customers.
Some of our competitors may have substantially greater marketing and financial resources than us. If our hotel management companies are unable to compete successfully or if our competitors’ marketing strategies are effective, our business, financial condition and results of operations may be adversely affected.
The increasing use of internet travel intermediaries by consumers could have a material adverse effect on us.
Some of our vacation packages are expected to be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. If consumers develop loyalty to Internet reservations systems rather than to our booking system or the brands under which we operate, the value of our hotels could deteriorate and we could be materially and adversely affected, including our financial results.

There is increased competition from global hospitality branded companies in the all-inclusive market segment.
As demand for all-inclusive stays has increased, we have seen U.S. and European global hospitality branded companies enter the all-inclusive market segment. Increased competition from global branded hospitality companies may result in reduced market share and lower returns on investment for us as the increasing interest of global hospitality brands in the all-inclusive segment attracts more institutional capital to our target markets, increasing competition for the acquisition of hospitality assets. The entrance by global branded hospitality companies into the all-inclusive market segment may impact our ability to secure third-party management agreements as global hospitality branded companies are able to offer management agreements bundled with their branding services and a lower fee structure, resulting in increased competition for the management of all-inclusive resorts.
We have significant exposure to currency exchange rate risk.
Revenue from hotel operations is primarily received in U.S. dollars and the majority of our operating expenses are incurred locally at our properties and are denominated in Mexican pesos. Our outstanding debt borrowings are payable largely in U.S. dollars and our functional reporting currency is Mexican pesos. An increase in the relative value of the Mexican peso, in which we incur most of our costs, relative to the U.S. dollar, in which our revenue from operations is primarily denominated, would adversely affect our results of operations. Our current policy is not to hedge against changes in foreign exchange rates and we therefore may be adversely affected by appreciation in the value of the Mexican peso against the U.S. dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact our financial condition, liquidity, and results of operations to the extent we are unable to adjust our pricing accordingly.
Furthermore, appreciation of the Mexican peso relative to the U.S. dollar could make fulfillment of our U.S. dollar denominated obligations more challenging and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.
Our projects, and any future acquisition, expansion, repositioning, redesign, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us.
We may develop, acquire, expand, reposition, or rebrand resorts (such as the GIC Complex, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village we are currently developing or expect to begin developing) from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we determine to develop, acquire, expand, reposition, redesign or rebrand resorts or convert resorts to condominiums, we could be subject to risks associated with, among others:
•	construction delays or cost overruns that may increase project costs;
•	receipt of zoning, occupancy and other required governmental permits and authorizations;
•	additional works or project changes requested by hotel operators;
•	strikes or other labor issues;
•	development costs incurred for projects that are not pursued to completion;
•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;
•	results that may not achieve our desired revenue or profit goals;
•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;
•	ability to raise capital, including construction or acquisition financing; and
•	governmental restrictions on the nature or size of a project.
We have seen certain construction timelines lengthen due to competition for skilled construction labor, disruption in the supply chain for materials, especially as a result of COVID-19, and these circumstances could replicate or worsen in the future. As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning, redesign and/or rebranding project, including the development of the

GIC Complex, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village, will be completed on time or within budget or if the ultimate rates of investment return are below the returns forecasted at the time the relevant project was commenced. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.
Given the beachfront locations of the GIC Complex, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change and adversely affect our business.
We have been and may continue to be adversely impacted by the consequences of climate change, such as increases in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature, which have resulted and may continue to result in physical damage or a decrease in demand for our properties, all of which are located in coastal beachfront locations that are vulnerable to significant property damage from hurricanes, tropical storms and flooding. Although we believe we have adequate insurance, there is no assurance that, given the increasing burdens on insurance companies from extreme weather events, we will be able to continue to obtain adequate insurance against these types of losses, or that our insurers will in the future be in a position to satisfy our claims. In addition, the costs of insurance against these types of events have increased in recent years.
In addition, changes in applicable legislation and regulation on climate change could result in increased capital expenditures, such as a result of changes in building codes or requirements to improve the energy efficiency of the properties. In addition, the ongoing transition to non-carbon-based energy presents certain risks for us and our target customers, including macroeconomic risks related to high energy costs and energy shortages, among other things. Furthermore, legislative, regulatory, or other efforts to combat climate change or other environmental concerns could result in future increases in taxes, restrictions on or increases in the costs of supplies, transportation, and utilities, any of which could increase our operating costs, and necessitate future investments in facilities and equipment.
Climate change also presents additional risks beyond our control which can adversely impact demand for hospitality products and services, our operations, and our financial results. For example, GIC Complex properties are located at or around sea level and are therefore vulnerable to rising sea levels and erosion. Climate change-related impacts may also result in a scarcity of resources, such as water and energy, at some or all of the regions in which our results are located. Furthermore, increasing awareness around sustainability, the impact of air travel on climate change and the impact of over-tourism may contribute to a reduction in demand from certain guests visiting our resorts.
We also face investor-related climate risks. Investors are increasingly taking into account environmental, social, and governance factors, including climate risks, in determining whether to invest in companies. Our exposure to the risks of climate change may adversely impact investor interest in our securities. These risks also include the increased pressure to make commitments, set targets, or establish goals to take actions to meet them, which could expose us to market, operational, execution and reputational costs or risks.
Consequences of climate change, such as the appearance of large masses of sargassum seaweed in the Yucatán Peninsula and beach erosion effects, could result in decreased tourism appetite in Cancun, which could have a material adverse effect on our business.
Cancun has been exposed to elevated sea levels. Rising sea level in the Caribbean creates, among others, beach erosion, storm surges of hurricanes, and large masses of sargassum seaweed. The impact of hurricanes, such as Hurricane Wilma in 2005, can cause the sand in the beaches to be washed away. As sea level rises, storm surges from hurricanes will be higher. Since 2009, Mexico launched a project to restore seven miles of beach and is expected to continue to do so.
In recent years, the quantity of sargassum seaweed that has washed up onshore in various geographies in Mexico has increased. If not removed promptly, the sargassum seaweed can overrun the beach, making it difficult to access the water and it generates a foul odor if allowed to rot on the beach. In recent years, the heightened level of sargassum seaweed has led to negative media coverage and increased awareness of the potential problem.

Since 2011, tourism to Mexico’s Yucatán Peninsula has been heavily impacted by large masses of sargassum seaweed washing up on the beaches, with the largest seaweed event occurring in 2019. Seaweed deters beach tourism, potentially shifting tourism inland towards many types of recreational activities, such as theme parks, cenotes (sinkholes), cultural tours and restaurants, or to beach destinations in other regions or countries. Since the first massive seaweed arrivals in Mexico in 2011, there have been a number of initiatives to investigate the impacts and management of sargassum in the region. In 2019, a government’s sargassum containment strategy headed by the Ministry of Navy was established. The existence of large masses of sargassum seaweed in the Yucatán Peninsula could materially and adversely affect our operating results.
Although the GIC Complex is located on the Nichupté Lagoon and not on the beach, a decrease in the attractiveness of the overall Cancun area as a tourist destination as a result of the above could have a material adverse effect on our business.
We cannot predict the impact that changing climate conditions, as well as legal, regulatory, and social responses thereto, may have on our business.
Various scientists, environmentalists, international organizations, regulators, and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency, and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms, and fires) in certain parts of the world. A number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gases and other carbon emissions, which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory, and social responses to concerns about global climate change will impact our business.
Furthermore, we anticipate that pending regulations under the General Law on Climate Change (Ley General de Cambio Climático) in Mexico, which are expected to impose an internal system to limit emissions and introduce tradable permits and other measures to achieve its goal of greenhouse gas reduction, may affect our operations and/or result in environmental liability.
Our hotels will require ongoing and often costly maintenance, renovations, and capital improvements.
Our hotels will have an ongoing need for maintenance, renovations, and other capital improvements, including replacements, from time to time, of furniture, fixtures, and equipment. In addition, Hyatt and other internationally recognized hotel brands may require periodic capital improvements by us as a condition of maintaining the use of their brands. We may need to finance the cost of maintenance, renovations and/or capital improvements and we may not have access to financings on reasonable terms or at all. In addition to liquidity risks, these capital improvements may result in declines in revenues while rooms are out of service due to capital improvement projects or other risks. The costs of these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity, and results of operations.
Our business is susceptible to reductions in discretionary consumer and corporate spending due to global economic conditions.
Consumer demand for resorts, trade shows, and conventions and the type of luxury amenities that we offer are particularly sensitive to changes in the global economy, which adversely impact discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general global economic conditions, high unemployment, weakness in housing or oil markets, perceived or actual changes in disposable consumer income and wealth, an economic recession, and changes in consumer confidence in the global economy, or fears of war and future acts of terrorism and mass violence have in the past and could in the future reduce customer demand for the type of luxury amenities and leisure activities we expect to offer, which could impose downward pressure on pricing and, in turn, have a significant negative impact on our future operating results. Our success depends in part on our hotel operators’ ability to anticipate consumers’ preferences and react to those trends, and any failure to do so may negatively impact our operating results.
The seasonality of the lodging industry could have a material adverse effect on us.
The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. The seasonality of the lodging industry and the location of our hotels in Mexico will generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand is expected to result in predictable fluctuations in revenue, results of operations and liquidity, which are expected to be higher during the first quarter of each year than in successive quarters. We can provide no assurances that these seasonal fluctuations will, in the future, be consistent with the historical experience in the sector or whether any shortfalls that occur as a result of these fluctuations will not have a material adverse effect on us.
The cyclical nature of the lodging industry may cause fluctuations in our operating performance.
The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy levels tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. Further, the costs of running a hotel tend to be more fixed than variable. As a result, in an environment of declining revenue, the rate of decline in earnings is likely to be higher than the rate of decline in revenue.
If the hotel operators are unable to recruit, train and retain qualified management and employees, our business could be significantly harmed.
In order to operate our hotels effectively, the operators will need to recruit numerous executives, managers, and employees with hospitality industry experience. We cannot assure you that a sufficient number of qualified employees will be available to meet the hotel operators’ labor needs, particularly given the intense competition for skilled employees in the Mexico City and Cancun markets.
We cannot assure you that our hotel operators will find suitable and qualified candidates for all the positions required to fill before the opening of our hotels. We also cannot assure you that, once hired, the hotel operators will retain their employees or find suitable and qualified replacements for those employees whose employment terminates. If a hotel operator is unable to attract, hire and retain an adequate number of suitable and qualified employees, our business may be significantly impaired.
Our hotels may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage, or cost for remediation, and may adversely impact our financial condition and results of operations.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergies or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our hotels could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation and could expose us to liability from third parties if a personal injury occurs.
The departure of any key personnel with significant experience and relationships in the lodging industry from any of our hotels could materially and adversely impede or impair our ability to compete effectively and limit future growth prospects.
We depend on the experience and relationships of the senior management team of our hotel operators to manage the day-to-day operations of the hotels. The hotel operators’ senior management team has an extensive network of lodging industry contacts and relationships. We can provide no assurances that any of the key personnel of the hotel operators will continue working with the hotel operators. The departure of any of our key personnel of the hotel operator who has significant experience and relationships in the lodging industry could materially and adversely impede or impair our ability to compete effectively and limit future growth prospects.

From time to time, we and/or our affiliates may be involved in legal and other proceedings which may have an adverse effect on our properties, business and operations and/or a negative impact on our reputation.
From time to time, we and/or our affiliates may be involved in disputes with various parties related to the financing, construction, and operation of the properties, including contractual disputes with contractors, suppliers, and construction workers or property damage or personal liability claims. Regardless of the outcome, these disputes may lead to legal or other proceedings and may result in substantial costs, delays in our development schedule, and the diversion of resources and management’s attention. We intend to carry insurance to cover most business risks, but there can be no assurance that the insurance coverage we have will cover all claims that may be asserted against us. Should any ultimate judgments or settlements not be covered by insurance or exceed our insurance coverage, such uncovered losses could increase our costs and thereby lower our profitability. There can also be no assurance that we will be able to obtain the appropriate and sufficient types and levels of insurance once the properties are operating. Our affiliates have in the past been involved in legal and other proceedings and may be involved in other proceedings in the future. Regardless of insurance coverage, if any legal or other proceedings in which we and/or our affiliates may be involved are finally resolved against us and/or our affiliates interest, any such resolution may have a material adverse effect on our properties and operations and/or may negatively impact our reputation.
We and our hotel operators are subject to the risk of increased lodging operating expenses.
Together with the hotel operators, we are subject to the risk of increased lodging operating expenses, including, but not limited to, the following cost elements:
•	wage and benefit costs;
•	repair and maintenance expenses;
•	employee liabilities;
•	energy costs;
•	property and other taxes;
•	insurance costs; and
•	other operating expenses.
The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business-related technology.
The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location, such as our hotels. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, demand for our hotel rooms may decrease, and we could be materially and adversely affected.
Lack of sufficient air service to Mexico City, Cancun or Ensenada could adversely affect our revenues and profits.
Nearly all of our prospective international customers travel to Mexico City, Cancun or Ensenada by air. Although we believe that the current level of air service to Mexico City, Cancun and Ensenada is adequate, any interruption or reduction of air service would prevent many prospective customers from visiting our hotels and reduce our sales and the growth of our business. Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could reduce our occupancy rates and revenue levels and, therefore, have a material adverse effect on our business, financial condition, and results of operations.
Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts.
Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall travel cost to our guests and may adversely affect demand for our hotels. Changes in commercial airline services or tour operator services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings, could reduce our occupancy rates and revenue levels and, therefore, have a material adverse effect on our business, financial condition and results of operations.
Illiquidity of real estate investments could significantly impede our ability to sell our Hotels or otherwise respond to adverse changes in our Hotels performance.
Because real estate investments are relatively illiquid, our ability to sell a hotel promptly for reasonable prices in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors beyond our control that could impact the timing of a disposition, including adverse changes in economic and market conditions, changes in interest and tax rates and in the availability and cost and other terms of debt financing, and changes in governmental laws and regulations.
In addition, we may be required to expend funds to correct defects, terminate contracts or to make improvements before a resort can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring or developing a hotel, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our resorts or a need for liquidity could materially and adversely affect us, including our financial results.
Increases in property taxes would increase our operating costs.
The Insurgentes 421 Hotel Complex, the Vivid Hotel and any future hotels within the GIC Complex are expected to be subject to real estate and personal property taxes, especially upon any development, redevelopment, rebranding, repositioning, and renovation. These taxes may increase as tax rates change and as our properties are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.
Our properties and operations are subject to extensive environmental, health and safety laws and regulations.
Our properties and operations are subject to numerous covenants, laws, regulations, rules, codes and to oversight by various federal, state and local governmental authorities, including those related to ecological ordinance, environmental impact, municipal and/or forest land use changes, health and safety, fire protection and seismic matters in each of the places in Mexico in which we operate.
These laws and regulations require that we obtain, and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes impose restrictive covenants or are conditioned to the fulfillment of actions such as the obtaining of prior approval from other local authorities or communities so that they become in full force and effect and we can initiate site preparation and construction; the issuance of these permits can also be delayed due to extreme backlog in the processing of authorizations by some authorities, causing rippled delays in our prospective project schedules and may require us to incur significant additional costs on short notice which may adversely affect our financial condition to move forward with the development of our projects. Our growth strategy may be adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on our business, financial condition and results of operations.
We are also exposed to the risk of a sudden increase in becoming liable for contamination at any Murano Group’s properties or resorts which could be the result of third-party actions on-site or migrating from nearby areas and/or the number of complaints against us as a result of changes in the existing regulation (or in the interpretation thereof), such as the enactment of various legal reforms to allow class actions, those that seek the protection of indigenous or afro Mexican communities’ rights or to protect other diffuse and collective human rights such as the human right to access to water.
In addition, future changes in the regulation applicable to our industry may result in the risk of temporary water restrictions, revocation of concession titles impeding us to use national assets such as federal maritime terrestrial zones adjacent to our properties, the imposition of bans or restrictions on the use of certain products, vape smoking bans in our restaurants, increases in the taxation of luxury goods or the sale of alcohol or high-calorie beverages, restrictions on the hours of operation of our restaurants, convention centers, etc. and we may incur costs that have a material adverse effect on our results of operations and financial condition as a result thereof or of any liabilities under or potential violations of environmental, health and safety laws and regulations.
We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws and regulations will increase and become more stringent over time. We cannot predict the effects of such changes, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows, capital expenditure requirements or financial condition.
It is possible that we will require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.
We intend to continue to make significant investments to support our business growth and expect to require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when and if we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
We have incurred significant additional indebtedness, which may impair our ability to raise further capital or impact our ability to service our debt.
We have incurred significant additional indebtedness during recent periods. Our additional indebtedness may impair our ability to raise further capital, including to expand our business, pursue strategic investments, and take advantage of financing or other opportunities that we believe to be in the best interests of Murano and our shareholders.
Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, curtailing spending, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. Our additional indebtedness may also impact our ability to service our debt and to comply with financial covenants and the other terms of our relevant credit arrangements, in which case our lenders might pursue available remedies up to and including terminating our credit arrangements and foreclosing on available collateral.
While we have implemented efforts to curtail spending, there is no assurance that any such efforts will be successful or will have intended effect on our available cash.
Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.
Based on recurring losses from operations and negative cash flows from operations for the year ended December 2024, and the three months ended March 31, 2025 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to shareholders, in the event of liquidation.

Risks Related to Doing Business in Mexico
All of Murano’s assets are located in Mexico. Therefore, we are subject to political, economic, legal, and regulatory risks specific to Mexico and the Mexican real estate industry and lodging sector and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in Mexico or in the regions where our properties are located.
Our operating entities are incorporated in Mexico, and all our assets and operations are located in Mexico. As a result, we are subject to political, economic, legal, and regulatory risks specific to Mexico, including the general condition of the Mexican real estate industry, lodging sector, and the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, confiscatory taxation and regulation, expropriation, social instability, and political, social, and economic developments in Mexico.
Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation, and high-interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, financial condition, and results of operations will be affected. In addition, high-interest rates and economic instability could increase our costs of financing.
In the past, the rating agencies rating Mexico and PEMEX have downgraded both Mexico and PEMEX and/or placed them on negative outlooks. On July 18, 2024, Fitch Ratings has affirmed Mexico’s Long-Term (LT) Foreign Currency (FC) Issuer Default Rating (IDR) at ‘BBB-’; with a stable rating outlook. On November 14, 2024, Moody’s assigned Mexico a rating of Baa2; with a stable rating outlook. We cannot ensure that the rating agencies will not announce downgrades of Mexico and/or PEMEX in the future and any such downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations, and prospects.
Political instability in Mexico could negatively affect our operating results.
In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.
Mexican political events may affect our business operations. President Claudia Sheinbaum’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects.
Social and political instability in or affecting Mexico could adversely affect our business, financial condition, and results of operations, as well as market conditions and prices of our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and net income.
Our assets are located in Mexico and are therefore subject to the provisions of the National Law of Domain Extinction (Ley Nacional de Extinción de Dominio).
The National Law of Domain Extinction (Ley Nacional de Extinción de Dominio, the “LNED”) empowers the public prosecutor (agente del ministerio público) to exercise the extinction of domain action with respect to all types of assets related to crimes in a broad range of categories, including organized crime, kidnapping, crimes related to hydrocarbons, oil and petrochemicals, crimes against health, human trafficking, crimes for acts of corruption, cover-ups, crimes committed by public servants, theft of vehicles, resources of illicit origin and extortion. Pursuant to the LNED, the extinction of domain action may be exercised with respect to assets related to any of these crimes, including if the assets are used by a party other than the owner of the asset in order to commit the crime.

The LNED permits a final judgment on domain extinction even in certain cases when the criminal trial has not yet concluded; provided the governmental authority determines that solid and reasonable grounds exist to infer the existence of assets that are covered by the LNED. In such cases, if the affected person were to later prove his or her innocence and the asset has already been monetized, the affected person would only be able to recover the proceeds from the monetization of the asset.
Legal remedies are available to challenge the enforcement of the LNED on the grounds of a possible violation of human and constitutional rights such as property rights and the presumption of innocence. Should our assets ever be challenged under LNED grounds, in order to defend our rights, it may be necessary to incur significant costs due to litigation and/or full or partial loss of the assets subject to domain extinction proceedings. All of the foregoing could adversely affect our business, financial condition and results of operations.
Fluctuations in the U.S. economy or the global economy, in general, may adversely affect Mexico’s economy and our business.
Mexico’s economy is vulnerable to global market downturns and economic slowdowns. Moreover, Mexico’s economy is largely influenced by economic conditions in the United States and Canada as a result of various factors, including the volume of commercial transactions under the United States-Mexico-Canada Agreement (the “USMCA”) and the level of U.S. investments in Mexico. Therefore, events and conditions that affect the U.S. economy can also directly and indirectly affect our business, financial condition, and results of operations.
The global economy, including Mexico and the United States, has been materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, a decline in interest rates, and erosion of consumer confidence during recent periods of recession. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. The risks associated with current and potential changes in the Mexican and United States economies are significant and could have a material adverse effect on our business, financial condition, and results of operations.
Developments in other countries, particularly the United States, could materially affect the Mexican economy and, in turn, our business, financial condition and results of operations.
The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the status of the USMCA or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement and the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. In 2023 Mexico surpassed China as the largest exporter to the U.S. and on an annual basis, as of December 31, 2024, U.S.$505.9 billion or 84% of Mexico’s total exports were purchased by the United States, the single country with the highest share of trade with Mexico. It is currently unclear what the results of the USMCA and its implementation will be. The potential new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance, and results of operations.
Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial condition, and results of operations.
We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.
Tariffs and trade restrictions could increase our costs and delay our projects.
The United States has imposed tariffs on various goods from Mexico and Canada, including key construction materials like steel and aluminum. These trade barriers have driven up the cost of critical building components needed for our development projects. Tariffs broadly raise prices across the supply chain for essential inputs such as cement, lumber, copper, steel and aluminum, directly increasing our construction expenses in Mexico. Trade measures can also disrupt supply chains: tariffs often slow down customs processing and cause material shortages or delivery delays, which put our projects at risk of schedule overruns and higher costs. If our construction costs surge or projects are delayed due to tariff-related issues, we may not be able to fully offset these impacts or pass them on to customers, which could adversely affect our profitability.
Trade tensions also create broader risks for our industry, especially in the hospitality sector. In retaliation to U.S. tariffs, Mexico has implemented tariffs on U.S. exports-focusing on products like steel and agricultural goods. Such retaliatory measures can increase the cost of goods and services in our hotels and resorts. For instance, higher duties on imported food and beverages can raise operating costs for our projects in Mexico. Similarly, Canada and other U.S. trading partners have responded with their own counter-tariffs on U.S. products, compounding the potential supply disruptions and cost pressures on materials and goods we rely on. These trade actions could also dampen economic activity or spur inflation in Mexico and Canada, which may reduce business investment, consumer spending, and travel in those markets-factors that are important to our operations.
Moreover, the regulatory trade environment is in flux, and shifting policies make long-term project planning challenging. Major trade negotiations and agreements (such as the transition from North American Free Trade Agreement to the USMCA) have been influenced by tariff disputes, and future policy changes could occur with little warning. This unpredictability means the costs and availability of construction materials, as well as the viability of cross-border projects, can change abruptly. We cannot predict further developments in trade policy, and existing or future tariffs or other trade restrictions (including retaliatory measures) could materially and adversely affect our development projects, operating results and financial position.
General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us.
Our business strategy depends significantly on demand for vacations generally and, more specifically, on demand for all-inclusive vacation packages. Weak economic conditions and other factors beyond our control, including high levels of unemployment and underemployment, in North America, especially the United States and Mexico, Europe and Asia could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests and have a negative impact on the lodging industry. We cannot provide any assurances that demand for all-inclusive vacation packages will remain consistent with or increase from current levels. Furthermore, our business is focused primarily on, and our acquisition strategy targets the acquisition of resorts in, the all-inclusive segment of the lodging industry (and properties that we believe can be converted into all-inclusive resorts in a manner consistent with our business strategy). This concentration exposes us to the risk of economic downturns in the lodging industry broadly and, more specifically, in the leisure dominated all-inclusive segment of the lodging industry. As a result of the foregoing, we could experience a prolonged period of decreased demand and price discounting in our markets, which would negatively affect our revenues and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.
If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.
In the past, the Mexican economy has experienced a balance of payment deficits and shortages in foreign exchange reserves. There can be no assurance that the Mexican government will not institute a restrictive exchange control policy or other restrictions. If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.
Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.
In recent years, Mexico has experienced a period of increasing criminal activity and particularly high homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity.
In September 2024, the U.S. Department of State updated its travel advisory to U.S. citizens about the risk of traveling to certain regions in Mexico due to threats to safety and security posed by organized criminal groups. While no travel restrictions are in place for U.S. government employees for Mexico City or Quintana Roo state (including Cancun), the U.S. Department of State suggests exercising increased caution due to crime in these areas. Continuing travel advisories by the U.S. Department of State in these and other states, and any future travel advisories issued by the U.S. or other countries could reduce tourism to Mexico generally or any of the regions in which our hotels are located. Any such decline could adversely affect occupancy at our hotels, which could have a material adverse effect on our business, financial condition, and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Mexico. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals, and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, financial condition, results of operations, and reputation.
We are subject to laws applicable to the development of our properties, including stricter environmental laws and regulations.
The development of our properties is subject to strict regulations at federal and local levels. If we fail to comply with these regulations, we could be subject to fines and/or lose the right to develop the properties. Government agencies are empowered to implement laws, regulations, and standards that could adversely affect the operations and the value of the Properties, which could rely on political considerations.
In addition, the viability of hotel developments could depend on obtaining permits, authorizations, concessions, and other contracts issued by federal or local governmental authorities. If we fail to obtain any such permits, authorizations, concessions and other contracts, our hotel development projects could be subject to fines and/or we could lose the right to develop the projects.
The hotel development projects are also subject to compliance with Mexican environmental laws, which in recent years became stricter and resulted in additional compliance-related expenses. Mexican federal authorities, including the Ministry of Environment and Natural Resources, the Federal Environmental Protection Agency, the Mexican Water Commission, and local authorities, are empowered to file civil, administrative, and criminal proceedings against companies that violate environmental laws, the terms of their permits, and/or cause environmental damages. They may also halt any development that does not comply with applicable law.
We are also subject to certain environmental compliance costs, including associated air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with any such laws, including any required permits or licenses, or publicity resulting from actual or alleged compliance failures, could result in substantial fines or possible revocation of our authority to conduct some of our operations or otherwise have an adverse effect on our business. Environmental laws may also impose potential liability on a current or former owner or operator of real property for, among other things, investigation, removal, or remediation of hazardous or toxic substances at our currently or formerly owned or leased real property, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate, or manage asbestos, mold, radon gas, lead, or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances at our currently or formerly owned or leased properties could result in limitations on or interruptions to our operations or in third-party claims for personal injury, property or natural resource damages, business interruption or other losses, including liens in favor of the government for costs the government incurs in cleaning up contamination. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic, or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. In addition, we also may be liable for the costs of remediating contamination at off-site waste disposal facilities to which we have arranged for the disposal, transportation, or treatment of hazardous substances without regard to whether we complied with environmental laws in doing so. Environmental, health and safety requirements have also become, and may continue to become, increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties, or result in significant additional expense and operating restrictions on us or our hotel managers.
The development of properties in Mexico is subject to laws and regulations governing urban development, sanitation, security, and protection of the environment. With respect to environmental matters, we could be subject to financial and other liabilities pursuant to laws and regulations relating to the management of hazardous waste and contaminated sites. These laws and regulations could require the affected property owners to absorb the costs of cleaning and remediating such sites jointly and severally with the sellers of the property without regard to fault and independent of any claims the owners of the affected property may have against sellers of the property. Additionally, the transfer of contaminated sites is subject to the approval of the Secretary of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”). If SEMARNAT’s authorization is not obtained within the timeframe required for a transaction, we may incur additional costs and delays relating to the expansion of our portfolio or the disposition of properties.
Additionally, the Mexican government has the authority to initiate civil, administrative, or criminal legal actions against companies and enjoin developments that do not comply with applicable environmental laws.
It is possible that our properties could require cleaning and remediation, for which the costs could be high and not covered by our insurance policies. In addition, if any of our properties are subject to applicable environmental laws, we could incur delays in development and additional expenses for cleaning and remediation.
Our failure to comply with applicable laws and regulations related to our hotel development projects, including environmental laws, could have material adverse effect on our business, financial condition, and results of operations.
Governmental regulation may adversely affect the operation of our properties and our business as a whole.
The hotel industry is subject to extensive federal, state, and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food, building and zoning requirements and data protection, cybersecurity, and privacy. We and our hotel managers are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire, and safety standards, and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Our existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations or may require significant additional investments or time to do so.
Risks Related to Murano Being a Public-Company
Murano will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, Murano has incurred and will continue to incur significant legal, accounting, and other expenses that it did not incur as a private company. For example, Murano is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq.
We expect that compliance with these requirements will increase legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel may be required to divert their attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase further when Murano is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a public company, Murano will likely hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

Murano is an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.
Murano is an “emerging growth company,” as defined in the JOBS Act. As a result, Murano is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, the ability to furnish two rather than three years of income statements and statements of cash flows in various required filings, and not being required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. As a result, our shareholders and prospective investors may not have access to certain information that they deem important. Murano could be an emerging growth company for up to five years, although it could lose that status sooner if its gross revenue exceeds U.S.$1.07 billion, if Murano issues more than U.S.$1.0 billion in nonconvertible debt in a three-year period, or if the fair value of its shares held by non-affiliates exceeds U.S.$700.0 million (and Murano has been a public company for at least 12 months and have filed one annual report on Form 20-F).
We cannot predict if prospective investors will find our securities less attractive if we rely on these exemptions. If they find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.
Murano may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses, and subject us to U.S. GAAP reporting requirements which may be difficult for us to comply with.
As a “foreign private issuer,” Murano is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.
In the future, Murano could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Murano intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, its loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Murano under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Murano is not a foreign private issuer, it will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, it would become subject to the Regulation FD promulgated by the SEC, aimed at preventing issuers from making selective disclosures of material information. It also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, it may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Murano is permitted to follow home country practice in lieu of the above requirements. While it is not currently using the following exemptions from certain Nasdaq corporate governance standards as of the date of this prospectus, as long as it relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee. Also, Murano would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Murano loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, it may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Murano Group’s financial reporting infrastructure requires enhancement to meet the requirements of a public company.
We are required to meet onerous standards of financial reporting and control to satisfy the needs of a company listed on Nasdaq and significant changes and enhancements are required to staffing and infrastructure to deliver these requirements. The Murano Group is the consolidation and combination of several private entities under common control in 2024 and prior years, respectively; however, such entities were previously managed as a family business. We were not previously required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act and it is likely if an evaluation had been performed, certain control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses.
Murano Group has identified material weaknesses in its internal control over financial reporting.
In connection with the audit of Murano Group Consolidated and Combined Financial Statements as of and for the year ended December 31, 2024, Murano Group’s management and its independent registered public accounting firm identified deficiencies that Murano Group concluded represented material weaknesses in its internal control over financial reporting primarily attributable to its lack of an effective control structure and sufficient financial reporting and accounting personnel. The material weaknesses in the control framework were identified and include the following:
•	Lack of management review regarding the identification and assessment of the proper accounting of significant unusual transactions.
•	Failure of design and implementation controls to properly evaluate the appropriateness of consolidated financial statements and disclosures in accordance with the applicable framework.
•
The Group does not have sufficient technical personnel with an appropriate level of technical experience required for timely and accurate financial accounting in accordance with IFRS and reporting requirements, and

•	Lack of sufficient technological infrastructure.
This could result in material misstatements in Murano Group’s historical financial reports and, if Murano Group is unable to successfully remediate the material weaknesses, the accuracy and timing of Murano Group’s financial reporting maybe adversely affected, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, and the market price of the Notes may be materially and adversely affected.
The Murano Group is in the process of enhancing the financial reporting infrastructure and internal control environment for the newly combined business including the hiring of suitably qualified personnel with appropriate technical accounting knowledge and experience with respect to the design and implementation of a robust system of internal controls, the application of IFRS, and the implementation of a reporting structure to deliver internal and external reporting befitting a Nasdaq listed company. Currently, the Murano Group is migrating the accounting system to Oracle Net Suite, a robust ERP that is expected to help the Murano Group to reduce manual processes and enhance the control environment. We cannot assure you these actions will be effective to address any material weaknesses and if unable to successfully address them, we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including a potential loss of investor confidence or delisting.
We may not be able to satisfy the listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.
We are required to meet certain financial and liquidity criteria to maintain our Nasdaq listing. If we violate Nasdaq listing requirements or fail to meet any of its listing standards our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock would significantly impair our ability to raise capital and the value of your investment.

The fair value of our fixed assets requires subjective judgement and may be subject to volatility, which could significantly affect our financial condition.
The valuation of our fixed assets is inherently subjective due to the individual nature of the assets as well as the observable and un-observable inputs that are used in the calculation, as a result, valuations are subject to uncertainty. Our fixed assets measured at fair value include land, construction in process and investment properties. The accounting policy choice under IFRS is a matter of judgement, in which case we believe that best reflects the nature of our business. We determine the fair value of our assets using accredited independent appraisers.
Observable and un-observable inputs may be subject to change, volatility, uncertainty and may not be available in future periods. As a result, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.
Our results of operations include losses on revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.
For the year ended December 31, 2024, we had a gain on revaluation of investment properties of Ps.$239.5 million. The adjustments were not actual cash flow transactions or generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations.
We cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on our investment properties at historical levels or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, financial condition, and results of operations may be materially and adversely affected.
The fair value of our fixed assets (including construction in process and land) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results, our financial condition and thus the satisfaction of financial covenants.
Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things: (i) a decrease in the average room rates and occupancy rates in our Insurgentes 421 Hotel Complex and the Vivid Hotel, (ii) an increase in the applicable discounts rates at which we discount the anticipated operational cash flow of our assets, (iii) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset, (iv) delays in completion of works beyond the anticipated target, (v) cost overruns, (vi) potential lawsuits that may affect our operations, whether or not we are a party thereto, (vii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (viii) findings indicating soil or water contamination or the existence of historical or geological antiquities that may require us to absorb significant cleaning, purification or preservation costs. In addition, certain laws and regulations applicable to our business where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset.
In addition to the items set forth above, our investment in our Insurgentes 421 Hotel Complex and the Vivid Hotel is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of the assets and income from our Insurgentes 421 Hotel Complex and the Vivid Hotel may be materially adversely affected by:
•	changes in global and national economic conditions, including global or national recession;
•	a general or local slowdown in the real property market, such as the recent global slowdown;
•	political events that may have a material adverse effect on the hotel industry;

•	competition from other lodging facilities, and oversupply of hotel rooms in Mexico City and Cancun;
•	material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;
•	changes in the availability, cost and terms of financing;
•	the effect of present or future environmental laws;
•	our ongoing need for capital improvements and refurbishments; and
•	material changes in governmental rules and policies.
Murano may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares.
In general, a non-U.S. corporation, such as Murano, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, (i) 75% or more of its gross income is passive income, and/or (ii) 50% or more of the value of its assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income, including generally cash and various crypto assets. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.
Based on the expected composition of Murano’s gross assets and income and the manner in which Murano expects to operate its business in 2025 and future years, Murano does not expect to be classified as a PFIC for U.S. federal income tax purposes for Murano’s 2025 taxable year or in the foreseeable future. However, whether Murano is a PFIC is a factual determination made annually, and Murano’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets. Accordingly, there can be no assurances Murano will not be a PFIC for its 2025 taxable year or any future taxable years.
If Murano is a PFIC for any taxable year during which a U.S. holder owns ordinary shares, the U.S. holder generally will be subject to adverse U.S. federal income tax consequences and additional reporting requirements. U.S. holders of ordinary shares should consult their tax advisors regarding the application of the PFIC rules to Murano and the risks of investing in a company that may be a PFIC. See “Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Considerations.”
Risks Related to the Ownership of Murano Ordinary Shares
It is not possible to predict the actual number of ordinary shares we will sell under the SEPA to Yorkville, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the SEPA with Yorkville.
On June 11, 2025, we entered into the SEPA with Yorkville, pursuant to which Yorkville has committed to purchase up to U.S.$500,000,000 in ordinary shares, subject to certain limitations and conditions set forth in the SEPA. The ordinary shares that may be issued under the SEPA may be sold by us to Yorkville at our discretion from time to time during the three-year period following the execution date of the SEPA or until the SEPA is terminated in accordance with its terms. We generally have the right to control the timing and amount of any sales of the ordinary shares to Yorkville under the SEPA. Sales of the ordinary shares, if any, to Yorkville under the SEPA will depend upon market conditions and other factors. We may ultimately decide to sell to Yorkville all, some or none of the ordinary shares that may be available for us to sell to Yorkville pursuant to the SEPA.
Because the purchase price per share to be paid by Yorkville for the ordinary shares that we may elect to sell to Yorkville under the SEPA, if any, will fluctuate based on the market prices of the ordinary shares during the applicable period, it is not possible for us to predict the number of ordinary shares that we will sell to Yorkville under the SEPA, the purchase price per share that Yorkville will pay for ordinary shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by Yorkville under the SEPA, if any.
Moreover, even if we elect to sell to Yorkville all of the shares being registered for resale under this prospectus, depending on the market prices of the ordinary shares at the time of such sales, the actual gross proceeds from the sale of all such shares may be substantially less than the U.S.$500,000,000 Commitment Amount under the SEPA, which could materially adversely affect our liquidity.
We are a “controlled company” and the interests of our controlling shareholder may conflict with ours or yours in the future.
Murano qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq, because Elías Sacal Cababie, our Chairman and Chief Executive Officer, beneficially owns 87.2% of the Company's outstanding Ordinary Shares. For so long as Murano remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company,” Murano is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). Murano has decided to rely on all of the foregoing exemptions available to foreign private issuers and “controlled companies.” Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Murano’s board of directors and management have significant control over Murano’s business.
Murano’s directors and executive officers beneficially own, directly or indirectly, in the aggregate, approximately 69,152,609 Murano Ordinary Shares, representing a maximum aggregate of approximately 87.2% of the combined voting power of Murano’s outstanding capital stock (excluding any warrants, options or other securities exercisable for Murano Ordinary Shares). As a result, in addition to their day-to-day management roles, Murano’s executive officers and directors are able to exercise significant influence on Murano’s business as shareholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring shareholder approval.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our securities, the price of our securities could decline.
The trading market for Murano’s securities will be influenced by the research and reports that industry or securities analysts may publish about Murano, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Murano. If no securities or industry analysts commence coverage of Murano, Murano’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Murano change their recommendation regarding Murano Ordinary Shares adversely, or provide more favorable relative recommendations about its competitors, the price of Murano Ordinary Shares would likely decline. If any analyst who may cover Murano were to cease coverage or fail to regularly publish reports, Murano could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.
Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders are subject to lock-ups and as a result, there may be limited liquidity for Murano Ordinary Shares.
Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders, who are subject to lock-ups, hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination exclusive of the dilutive impact of the exercise and conversion of certain securities. On a fully-diluted basis, the HCM Initial Shareholders hold a maximum of 9.2% of the total outstanding shares. Such shareholders are subject to the lock-ups described elsewhere in this prospectus, and as a result there may initially be limited liquidity in the trading market for our shares. In addition, even once the applicable lock-up periods expire, the liquidity for our shares may remain limited given the substantial holdings of such shareholders, which could make the price of our shares more volatile and may make it more difficult for investors to buy or sell large amounts of our shares.
There are no current plans to pay cash dividends on Murano Ordinary Shares for the foreseeable future.
Murano may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of Murano’s board of directors and will depend on, among other things, Murano’s results of operations, financial condition, cash requirements, contractual restrictions, applicable law and other factors that Murano’s board of directors may deem relevant. In addition, Murano’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in Murano Ordinary Shares unless you sell your shares for a price greater than that which you paid for it.
If Murano were to pay dividends, holders of Murano Ordinary Shares could be subject to withholding taxes on those dividends.
As a matter of current United Kingdom tax law, Murano is not required to withhold any amounts on account of United Kingdom tax at source from dividend payments it makes in respect of the Murano Ordinary Shares. However, there is no guarantee that the United Kingdom will not change its laws in the future to impose withholding tax on dividends.
An active trading market for Murano Ordinary Shares may not develop.
Prior to the Business Combination, there was no public market for Murano Ordinary Shares. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on Nasdaq or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any Murano Ordinary Shares. An inactive market may also impair Murano’s ability to raise capital by selling Murano Ordinary Shares and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment.
Future resales of the Murano Ordinary Shares issued in connection with the Business Combination may cause the market price of Murano Ordinary Shares to drop significantly, even if Murano’s business is performing well.
Murano’s pre-Business Combination shareholders and the HCM Initial Shareholders, who are subject to lock-ups, hold maximums of approximately 87.2% and 11.1%, respectively, of Murano Ordinary Shares following the Business Combination. On a fully-diluted basis, the HCM Initial Shareholders would hold a maximum of 9.1% of the total outstanding shares assuming maximum redemptions. Upon expiration of the applicable lock-up period(s) for these shareholders, and upon the effectiveness of any registration statement Murano files pursuant to the Registration Rights Agreement or the Subscription Agreements, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, such Murano shareholders may sell Murano Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Murano Ordinary Shares or putting significant downward pressure on the price of the Murano Ordinary Shares. Further, sales of Murano Ordinary Shares upon expiration of the applicable lock-up period(s) could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Murano Ordinary Shares could have a tendency to depress the price of the Murano Ordinary Shares, which could further increase the potential for short sales.
Murano cannot predict the size of future issuances or sales of Murano Ordinary Shares or the effect, if any, that future issuances and sales of Murano Ordinary Shares will have on the market price of the Murano Ordinary Shares. Sales of substantial amounts of Murano Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Murano Ordinary Shares.
The market price for Murano Ordinary Shares may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices and times desired.
The market price of Murano Ordinary Shares may be highly volatile, which may make it difficult for you to sell your shares at the volumes, prices and times desired. Some factors that may have a significant effect on the market price of Murano Ordinary Shares include:

•	actual or anticipated fluctuations in our operating results or those of our competitors;
•	changes in economic or business conditions;
•	changes in governmental regulation; and
•
publication of research reports about us, our competitors, or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage.

Murano’s issuance of additional securities in connection with financings, acquisitions, investments, equity incentive plans or otherwise would dilute all other shareholders.
Murano may issue additional securities in the future. Any such issuance would result in dilution to all other shareholders. In the future, Murano may issue additional securities, including as a grant of equity awards to employees, directors and consultants under our equity incentive plans, to raise capital through equity financings or to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. Any such issuances of additional securities may cause shareholders to experience significant dilution of their ownership interests and the per share value of Murano Ordinary Shares to decline.
Murano’s board of directors have the ability to issue blank check preferred securities, which may discourage or impede acquisition efforts or other transactions.
Murano’s board of directors have the power, subject to applicable law, to issue series of preferred securities that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred securities may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Murano’s board of directors will make any determination to issue shares of preferred securities based on its judgment as to our and our shareholders’ best interests. Murano’s board of directors, in so acting, could issue shares of preferred securities having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders may believe to be in their best interests or in which shareholders would have received a premium for their securities over the then-prevailing market price of the securities.
Jersey company law requires that Murano meet certain additional financial requirements before it can declare dividends, make distributions or repurchase shares.
Under the Jersey Companies Law, Murano is able to declare dividends, make distributions from any source (other than the nominal capital account or capital redemption reserve) or repurchase its own shares using any source of funding. The directors of a Bailiwick of Jersey company which authorize a distribution or repurchase of its own shares must make a statutory solvency statement in the form set out in the Jersey Companies Law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus statements that constitute forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our future financial position and results of operations strategy, plans, objectives, goals and targets and future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate in; and (ii) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “should,” “estimates,” “seeks,” “forecasts,” “expects,” “may,” “intends,” “plans,” “might,” “could,” “can,” “would,” “will,” “target,” “project,” “continue,” “aim,” “likely” and similar expressions are intended to identify forward-looking statements but are not exclusive means of identifying such statements.
Forward-looking statements are not guarantees of future performance. These statements are based in large part on current expectations and projections about future events and financial trends that affect or may affect our business, industry, financial condition, results of operations or prospects and/or cash flow. Although we believe that these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution prospective investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:
•	our ability to continue as a going concern;
•	increasing competition, including changes in the supply of rooms from competing resorts;
•	the ability to maintain the listing of Murano Global Investments PLC Ordinary Shares on Nasdaq;
•
general economic uncertainty and the effect of general economic conditions, including inflation, elevated interest rates and worsening global economic conditions or low levels of economic growth, on consumer discretionary spending and the lodging industry in particular;

•
changes in consumer preferences, including the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market, and the popularity of tropical beachfront vacations compared to other vacation options or destinations;

•	changes in economic, social or political conditions in the regions we operate, including changes in perception of public-safety and changes in unemployment rates and labor force availability;
•	the success and continuation of our relationships with the hotel operators;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of any agreement entered with the hotel operators;
•
the failure to satisfy required conditions under the hotel management agreements, including, but not limited to, the completion of projects with the specifications required by the hotel operators or at all;

•	our ability to implement strategic initiatives for our business continuity;
•	our ability to comply with contractual covenants;
•	our ability to pay our obligations as those become due;
•	our ability to obtain and maintain financing arrangements on attractive terms or at all;
•	our ability to obtain and maintain ample liquidity to fund operations and service debt;
•	our ability to successfully expand into new markets in Mexico;
•	changes in applicable laws or regulations, or the interpretation and enforcement of laws and regulations, including those related to zoning, social and environmental issues;
•	the effects of any future pandemic on our business and properties under development;
•
the risks that uncertainty and instability resulting from current global conflicts could adversely affect our business, financial condition, and results of operations, in addition to global macroeconomic trends;

•	the risk that we experience difficulties in managing our growth, implementing business plans, forecasts, finding and developing new properties or opportunities, or expanding operations;
•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;
•	the risk that we and our current and future collaborators are unable to successfully develop and commercialize our properties, or experience significant delays in doing so;
•	the risk that we may never achieve or sustain profitability;
•	the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;
•	the risk that third-party suppliers, including management companies, are not able to fully and timely meet their obligations;
•	our ability to successfully engage in property development, including our ability to complete our projects within budget;
•	our ability to successfully acquire land or properties to be able to execute on our growth strategy;
•
higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;

•	the risk that we are unable to secure or protect our intellectual property;
•	the amount of debt that we currently have or may incur in the future;
•
the possibility that we may be adversely affected by other economic, business, and/or competitive factors, and/or political conditions, specifically in Mexico (such as the tariffs imposed by the United States);

•
the possibility that our business may be, directly or indirectly, adversely affected by climate change effects, natural disasters, severe or extraordinary droughts or by other water scarcity scenarios which may derive in water restrictions, change the allocation of water rights or any such other administrative act to guarantee human rights;

•
events beyond our control, such as war, terrorist or cyber-attacks, mass casualty events, government shutdowns and closures, travel-related health concerns, global outbreaks of pandemics (such as the COVID-19 pandemic) or contagious diseases, or fear of such outbreaks, weather and climate-related events, such as hurricanes, wildfires, tornadoes, floods, and droughts, and natural or man-made disasters;

•	the outcome of any legal proceedings that may be instituted against the Murano Group or HCM following the completion of the Business Combination and transactions contemplated thereby; and
•
our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Business Combination.

You are cautioned against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find Additional Information.”

USE OF PROCEEDS
All of the ordinary shares offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective amounts. We will not receive any proceeds from the sale of any securities by any of the Selling Securityholders.
However, we may receive up to U.S.$485,000,000 million in aggregate gross proceeds from sales of the Advance Shares. To the extent that we do elect to sell our ordinary shares to Yorkville pursuant to the SEPA, the amount of proceeds from this offering will depend upon the number of ordinary shares sold and the price at which they are sold. There can be no assurance that we will be able to sell any ordinary shares under or fully utilize the SEPA as a source of financing. Any proceeds that we receive from sales of Advance Shares under the SEPA will be used for working capital and general corporate purposes, including debt refinancing and investments aligned with our strategy (including potential investments in crypto assets). We cannot predict whether the proceeds invested will yield a favorable, or any, return. See “Risk Factors.”
The Selling Securityholders will pay any underwriting fees, discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DETERMINATION OF OFFERING PRICE
The offering price of the ordinary shares underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Warrants are listed on The Nasdaq under the symbol “MRNOW.”

DIVIDEND POLICY
We have never declared or paid any cash dividend on our Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors.

CAPITALIZATION
The table below sets forth the Company’s cash and cash equivalents, capitalization and indebtedness as of December 31, 2024.
Investors should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, each of which are included in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	December 31, 2024
	Actual		As Adjusted(2)
	Ps.$	(U.S.$)(1)	Ps.	(U.S.$)(1)
Cash and cash equivalents and restricted cash	$970,414,857	$47,313,538	$10,917,910,357	$532,313,538
Current instalments of long-term debt (secured)	3,450,539,567	168,234,476	3,450,539,567	168,234,476
Current instalments of long-term debt (unsecured)	30,840,922	1,503,680	30,840,922	1,503,680
Long-term debt, excluding current instalments (secured)	7,692,819,937	375,071,059	7,692,819,937	375,071,059
Long-term debt, excluding current instalments (unsecured)	—	—	—	—
Warrant liability	75,827,403	3,697,040	75,827,403	3,697,040
Total debt	11,250,027,829	548,506,255	11,250,027,829	548,506,254
Total Stockholders’ Equity	5,206,582,550	253,852,091	15,154,078,050	738,852,091
Total Capitalization	$16,456,610,379	$802,358,346	$26,404,105,879	$1,287,358,346

(1)
Solely for the convenience of the reader, Peso amounts appearing in this table have been translated to U.S. dollar amounts at the exchange rate of Ps.$20.5103 to U.S.$1.00, the official exchange rate as of December 31, 2024, as published by the Mexican Central Bank and discussed in the Section “About This Prospectus-Translation of Mexican Peso Amounts into U.S. Dollars.”

(2)
As adjusted to give effect to the potential offer and sale of the ordinary shares under this Prospectus and the application of the estimated proceeds therefrom as described under “Use of Proceeds.” This adjustment represents the maximum gross cash proceeds that could be received by the Company for issuing equity under the terms of the SEPA. The SEPA has a term of 36 months and drawn in instalments over the term, based on certain conditions. For further details of the SEPA, please refer to Section “Recent Developments—Standby Equity Purchase Agreement with Yorkville.”

ENFORCEABILITY OF CIVIL LIABILITIES
U.S. laws do not necessarily extend either to Murano or its officers or directors. We are organized under the laws of the Bailiwick of Jersey. Certain of our directors and officers reside outside of the United States. A substantial portion of the assets of both Murano and its directors and officers are located outside of the United States. As a result, it may not be possible for investors to effect service of process on either Murano or its officers and directors within the United States, or to enforce against these persons or Murano, either inside or outside the United States, a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any U.S. state.
A judgment of a U.S. court is not directly enforceable in the Bailiwick of Jersey, but constitutes a cause of action which will be enforced by the Bailiwick of Jersey courts provided that:
•	the applicable U.S. courts had jurisdiction over the case, as recognized under the Bailiwick of Jersey law;
•	the judgment is given on the merits and is final, conclusive and non-appealable;
•	the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;
•	the defendant is not immune under the principles of public international law;
•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;
•	the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and
•
the recognition and enforcement of the judgment is not contrary to public policy in the Bailiwick of Jersey, including observance of the principles of what are called “natural justice,” which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of the Bailiwick of Jersey courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the Bailiwick of Jersey legal system, that does not mean that awards of punitive damages are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. Moreover, if a U.S. court gives a judgment for multiple damages against a qualifying defendant, the amount which may be payable by such defendant may be limited by virtue of the Protection of Trading Interests Act 1980, an Act of the UK extended to the Bailiwick of Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, which provides that such qualifying defendant may be able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment. A “qualifying defendant” for these purposes is a citizen of the UK and Colonies, a body corporate incorporated in the UK, the Bailiwick of Jersey or other territory for whose international relations the UK is responsible or a person carrying on business in the Bailiwick of Jersey.
The Bailiwick of Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. In addition, a plaintiff who is not resident in the Bailiwick of Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in the Bailiwick of Jersey. In addition, we have been further advised by our legal counsel in the Bailiwick of Jersey, that it is uncertain as to whether the courts of the Bailiwick of Jersey would entertain original actions based on U.S. federal or state securities laws, or enforce judgments from U.S. courts against Murano or its officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

CORPORATE HISTORY AND STRUCTURE
Corporate History: Business Combination
On March 20, 2024, Murano announced the completion of the previously announced business combination with HCM, pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among Murano, HCM, Murano PV, S.A. de C.V. (“Murano PV”), Elías Sacal Cababie, E.S. Agrupación, S.A. de C.V. (“ESAGRUP”), Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877, MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, and New CayCo (the “Original Business Combination Agreement”, as amended by the First Amendment to the Business Combination Agreement, dated as of December 31, 2023, the “Business Combination Agreement”).
In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC.”
Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano Global Investments (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.
In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).
As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.
On March 14, 2024, Murano Global Investments incorporated the entity Murano Service Operations Limited in Dublin, Ireland. The purpose of the new entity is to help Murano to optimize the performance of its operating assets by acting as a marketing and business services provider to the Murano Group.
On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.
Reorganization: Murano Group Reorganization Prior to Business Combination
Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano Global Investments becoming the ultimate parent company of the Murano Group consolidating all the subsidiaries of the Group as well as being the shareholder of 99.99% of the stock of Murano PV (the “Murano Group Reorganization”).
Pursuant to the Murano Group Reorganization, prior to and in preparation for the share transfers and assignments described below: (i) Murano World, as lender, and Murano PV, as borrower, entered into a loan agreement for an amount of Ps.$34,419,809.11, to fund Murano PV’s share acquisitions; and (ii) Murano PV carried out a capital reduction in its variable capital stock in the amount of Ps.$16,363,928.

Business Overview
On March 20, 2024, Murano, completed the Business Combination. As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.
We are an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, and tourism real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.
We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) Projects Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.
Organizational Structure
The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano:

Group Companies and Trusts
Collateral Assets for Issuer Trust
Parent Guarantor
Other Shareholders
Elias Sacal Cababie
Murano Global Investments PLC
Jersey
(Nasdaq)
Murano PV, S.A. de C.V.
Mexico
(HoldCo)
Murano Management UK Ltd.
(UK management company)
Murano Global Hospitality Corp
(Old SPAC)
Murano Service Operations Limited
Ireland
(future marketing services)
Inmobiliaria Insurgentes 421, S.A. de C.V.
Murano Management, S.A. de C.V.
Mexico
(managment company)
CIB/4323*
Issuer Trust
Settlor: Murano PV
Trustee: CI Banco
Beneficiary: Murano PV
Fideicomiso Murano 1000
Grand Island Cancun HoldCo
Settlor: Murano PV
Trustee: CI Banco
Beneficiary: Murano PV
Murano World, S.A. de C.V.
CIB/3109
Insurgentes Hotel
Settlors and second beneficiary: Inmobiliaria Insurgentes 421; OHI421; OHI421P; Murano Management & Murano PV
Trustee: CI Banco
Beneficiary: 1st Bancomext
Operadora Hotelera GI, S.A. de C.V.
Pledge_Collection Rights under GICI Hotel Management Agreement
Fideicomiso Murano 2000
GICI - Units 1 (Hotel), 4 (WTC) & 5 (Ret Village)
Settlor: Murano World and Fideicomiso Murano 1000/CIB3000
Trustee: CI Banco
Beneficiary: Murano World and Fideicomiso Murano 1000/CIB3000
CIB/3224
GICI - Unit 2 (Spa)
Settlor: Murano World
Trustee: CI Banco
Beneficiary: Murano World
F/0455 Baja Land Industrial
Settlor: Murano World & BVG Infrastructura
Trustee: CI Banco
Beneficiary: Murano World & BVG Infrastructura
F/250C
Land pipeline Baja & Cancun
Fideicomiso Murano 4000
Grand Island Cancun II (Hotel 2000 Keys) - Unit 3
Settlor: Murano World and Fideicomiso Murano 1000/CIB3000
Trustee: CI Banco
Beneficiary: Murano World and Fideicomiso Murano 1000/CIB3000

"Issuer Trust Agreement" means the irrevocable issuing, administration and payment trust agreement No. CIB/4323 ("CIBanco" means CIBanco, S.A., Institución de Banca Múltiple.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the Murano Group Consolidated and Combined Financial Statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Operating Results
Overview
On March 20, 2024, Murano completed the Business Combination described in more detail under “Corporate History and Structure” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.
Murano Group is an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, and tourism real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.
We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) a Projects Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.
Operational Hotels
Our current portfolio of Operational Hotels consists of:
•
Andaz Hotel: the Andaz Mexico City Condesa operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Andaz Hotel has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including “Terraza” bar and a “Flower Shop” coffee shop.

•
Vivid Hotel: the Hyatt Vivid Grand Island operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.

The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to future hotels located in the GIC Complex.
Projects Under Completion
The Murano Group is also developing the Projects Under Completion. In light of recent market conditions and the evolving market outlook, the Murano Group’s management and board of directors have revised the Group’s strategic development pipeline to prioritize the development and commercialization of condominiums (residential units), which we believe better serves the interests of the Group’s shareholders.
The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, already operational under the “Vivid”

brand, an adults-only concept; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow the Group, in coordination with the hotel operator, to apply insights from the operation of the Vivid Hotel and to complete certain improvements. These include enhancements required to meet the hotel operator’s global building standards and updates to the common areas, including expanded meeting and event spaces.
The Group is currently conducting a strategic review of the GIC I Hotel. While the existing plan continues to contemplate the full buildout of 1,016 hotel rooms, the Group is evaluating whether to proceed with this plan or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.
Projects to be Developed
We currently own the following projects that we plan to develop (the “Projects to be Developed”):
•
GIC Phase II: Phase two is planned to consist of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums to cost approximately U.S.$87.2 million.

•
Baja Cruise Port: Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed an memorandum of understanding with a major global cruise line operator. We expect the development of the Baja Cruise Port to cost approximately U.S.$136 million.

•	Baja Marina: Development of a marina consisting on approximately 15,000 linear ft slip spaces. We expect the development of the Baja Marina to cost approximately U.S.$32 million.
•	Baja Retail Village: Development of Baja Retail Village with a leasable area of approximately 45,000 sqm. We expect the development of the Retail Village to cost approximately U.S.$55 million.
•
Resort Property in Baja Development Project: this resort is expected to have two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$180 million. We have not yet begun the process of trying to secure financing for the development of this project. Therefore, we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this industrial park project in Ensenada, will consist of 363,262 sqm of leasable space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development. Therefore, we do not know when and if we will be able to begin construction of this project. We expect the development of the Baja Park to cost approximately U.S.$122 million.

The company is exploring strategic alternatives to achieve completion of phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection with respect to potential changes to the current operations and administration services agreements regarding the GIC I Hotel).
The GIC Phase II, the Baja Cruise Port, the Baja Marina, the Baja Retail Village, the Resort Property in Baja Development Project, and the Baja Park Development Project, are projects that we plan to develop subject to planning and environmental approvals as well as the Group eventually being able to secure financing on acceptable terms.
The GIC Complex and the Resort Property in Baja Development Project are expected to be comprised of all-inclusive resorts and residential condominiums, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts in our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.
Business Combination
In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd” into a public limited company operating under the name “Murano Global Investments PLC”.
Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.
In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five-year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).
As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.
On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC under the symbols, “MRNO” and “MRNOW,” respectively.
The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 Share-based payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill or intangible assets, as HCM does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations given it consisted predominantly of cash in a trust account.
HCM is treated as the accounting “acquired” company for financial reporting purposes, and Murano is the accounting “acquirer”. This determination was primarily based on (i) Murano Group’s shareholders hold a majority of the voting power of Murano, (ii) Murano Group’s operations substantially comprise the ongoing operations of the combined company, (iii) Murano Group’s designees comprise a portion of the governing body of Murano, and (iv) Murano Group’s senior management comprise the senior management of Murano.
Murano Group Reorganization Prior to Business Combination
Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano becoming the shareholder of 99.99% of the stock of Murano PV and Murano PV emerging as the holding company that consolidates all entities of the Murano Group. As a result of the Murano Group Reorganization, Murano PV controls and consolidates all the Murano Group’s entities.
Pursuant to the Murano Group Reorganization, prior to and in preparation for the share transfers and assignments described below: (i) Murano World, as lender, and Murano PV, as borrower, entered into a loan agreement for an amount of Ps.$34,419,809.11, to fund Murano PV’s share acquisitions; and (ii) Murano PV carried out a capital reduction in its variable capital stock in the amount of Ps.$16,363,928.
Then, the following share transfers and assignments of trust rights were completed as part of the Murano Group Reorganization:
Murano PV Capital Stock
•	ESAGRUP transferred to Murano World 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano PV.

•	Elías Sacal Cababie transferred to Murano Management one Series A share, with a par value of Ps.$1.00 representing the fixed capital stock of Murano PV.
•	Murano World transferred to Murano 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano PV.
ESAGRUP Capital Stock
•	Murano World transferred to BVG Infraestructura, S.A. de C.V. one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of ESAGRUP.
Murano Management Capital Stock
•	Marcos Sacal Cohen transferred to Inmobiliaria Insurgentes 421 one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of Murano Management.
Operadora GIC I Capital Stock
•
Marcos Sacal Cohen transferred to Murano Management 49,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Operadora GIC I, as well as 210,001 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Operadora GIC I.

•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, representing fixed capital stock of Operadora GIC I.
Operadora GIC II Capital Stock
•
Marcos Sacal Cohen transferred to Murano Management 49,000 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Operadora Hotelera Grand Island II, S.A. de C.V. (“Operadora GIC II”), as well as 50,000 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Operadora GIC II.

•	Edgar Armando Padilla Pérez transferred to Murano PV 1,000 Series A shares, with a par value of Ps.$1.00 each, representing fixed capital stock of Operadora GIC II.
Insurgentes Security Trust Rights
•
Assignment of the trust beneficiary rights of Marcos Sacal Cohen in favor of Murano Management with respect to the shares issued by Operadora Hotelera I421, S.A. de C.V. (“OHI421”), contributed by Marcos Sacal Cohen to the Insurgentes Security Trust.

•
Assignment of the trust beneficiary rights of Marcos Sacal Cohen in favor of Murano Management with respect to the shares issued by OHI421 Premium, contributed by Marcos Sacal Cohen to the Insurgentes Security Trust.

•
Assignment of the trust beneficiary rights of ESAGRUP in favor of Murano PV with respect to the shares issued by Inmobiliaria Insurgentes 421, contributed by ESAGRUP to the Insurgentes Security Trust. As payment for the consideration of such assignment, Murano PV issued a promissory note for the amount of Ps.$542,500,000 in favor of ESAGRUP.

•
Assignment of the trust beneficiary rights of Elías Sacal Cababie in favor of Murano PV with respect to the shares issued by Inmobiliaria Insurgentes 421, contributed by Elías Sacal Cababie to the Insurgentes Security Trust. As payment for the consideration of such assignment, Murano PV issued a promissory note for the amount of Ps.$18,000,000 in favor of Elías Sacal Cababie.

OHI421 Capital Stock
•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of OHI421.
OHI421 Premium Capital Stock
•	Edgar Armando Padilla Pérez transferred to Murano PV one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of OHI421 Premium.

Inmobiliaria Insurgentes 421 Capital Stock
•
Elías Sacal Cababie transferred to Murano Management one Series A share, with a par value of Ps.$1.00, pledged in favor of Bancomext, representing fixed capital stock of Inmobiliaria Insurgentes 421. As payment for the consideration of such share transfer, Murano Management issued a promissory note for the amount of Ps.$1,000 in favor of Elías Sacal Cababie.

Servicios Corporativos BVG, S.A. de C.V. Capital Stock
•	ESAGRUP transferred to Murano PV 49,500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Servicios Corporativos BVG, S.A. de C.V.
•
Murano World transferred to Murano Management 500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Servicios Corporativos BVG, S.A. de C.V., as well as 27,773,036 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Servicios Corporativos BVG, S.A. de C.V.

Edificaciones BVG
•	Edgar Armando Padilla Pérez transferred to Murano PV, of one Series A share, with a par value of Ps.$1.00, representing the fixed capital stock of Edificaciones BVG.
•	Edgar Armando Padilla Pérez transferred to Murano Management 24,999 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG.
•	Rubén Félix Álvarez Laris transferred to Murano Management 25,000 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Edificaciones BVG.
Murano World
•
Elías Sacal Cababie transferred to Murano PV 500 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano World, as well as 103,267,241 Series B shares, with a par value of Ps.$1.00 each, representing the variable capital stock of Murano World, and pledged in favor of Sabadell. As payment for the consideration of such share transfer, Murano PV issued a promissory note in the amount of Ps.$73,000,000 in favor of Elías Sacal Cababie.

•
ESAGRUP transferred to Murano PV 49,499 Series A shares, with a par value of Ps.$1.00 each, representing the fixed capital stock of Murano World, as well as 329,704,074 Series B shares, with a par value of Ps.$1.00 representing the variable capital stock of Murano World. As payment for the consideration of such share transfer, Murano PV issued a promissory note for the amount of Ps.$266,500,000 in favor of ESAGRUP.

•
ESAGRUP transferred to Murano Management one Series A share, with a par value of Ps.$1.00, representing the variable capital stock of Murano World. As payment for the consideration of such share transfer, Murano Management issued a promissory note for the amount of Ps.$1,000 in favor of ESAGRUP.

As a result of the share transfers and assignments of trust rights related to the Murano Group Reorganization, different entities of the Murano Group issued six promissory notes for a total amount of Ps.$900,002,000 Three of such promissory notes, for a total amount of Ps.$809,001,000, were issued in favor of ESAGRUP and the remaining three promissory notes, for a total amount of Ps.$91,001,000, were issued in favor of Elías Sacal Cababie. Consequently, ESAGRUP conducted a capital reduction of its variable capital stock by redeeming 809,001,000 Serie B shares, and reimbursing them to its shareholder, Elías Sacal Cababie. The payment of such reimbursement was made by endorsing the promissory notes in favor of Elías Sacal Cababie. Subsequently, Elías Sacal Cababie became the sole owner and holder of all promissory notes and capitalized the amounts documented in such notes in Murano, and Murano then capitalized such amounts in Murano PV, finalizing the Murano Group Reorganization.
Macroeconomic Scenario
For macroeconomic factors that may affect our results of operations and financial condition see “Business Overview-Overview of Mexico and the Mexican Lodging Industry-Macroeconomic Overview.”

The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano:

Key Business and Financial Metrics Used by Management
Revenue
We derive our revenues from hotel operations. Management uses revenues to assess the overall performance of our business and analyze trends such as consumer demand, brand preference and competition. For a detailed discussion of the factors that affect our revenues, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Net profit
Net profit represents the total earnings or income generated by our business. Management uses net income to analyze the performance of our business on a combined basis.
Occupancy
Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.
Average Daily Rate (“ADR”)
ADR represents hotel room revenue divided by the total number of room nights sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of a hotel’s customer base. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a different effect on overall revenues and incremental profitability than changes in occupancy, as described above.
Revenue per Available Room (“RevPAR”)
We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two key, primary operational drivers at our hotels: Occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.
References to Occupancy, ADR and RevPAR are presented on a comparable basis and references to RevPAR and ADR are presented on a currency-neutral basis (i.e., all periods use the same exchange rates), unless otherwise noted.
EBITDA and Adjusted EBITDA
EBITDA, presented herein, is a financial measure that is not recognized under IFRS and reflects net (loss) profit for the period, excluding interest expense, a provision for income taxes and depreciation and amortization (“EBITDA”). We consider EBITDA to be a useful measure of operating performance, due to the significance of our long-lived assets and level of indebtedness.
Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, adjusted to further exclude transaction-related expenses derived from the Business Combination (“Adjusted EBITDA”).
EBITDA and Adjusted EBITDA are not recognized terms under IFRS and should not be considered as alternatives to combined net income (loss) or other measures of financial performance or liquidity derived in accordance with IFRS. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.
We believe EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.
EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow, or other methods of analyzing our results as reported under IFRS. Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;
•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
•
although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash available to us to meet our obligations.

Principal Components and Key Factors Affecting Our Results of Operations
Revenue
Principal Components
We primarily derive our revenues from contracts with customers. This represents revenues derived from hotel operations, including room rentals and food and beverage sales, and other ancillary revenues at our owned properties. These revenues are primarily derived from two categories of customers: transient and group. Transient guests are individual travelers who are traveling for business or leisure. Our group guests are traveling for group events that reserve rooms for meetings or conferences. Group business usually includes a block of room accommodations, as well as other ancillary services, such as catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers also occupying rooms at our hotel properties. As a result, occupancy affects all components of our hotel revenues.
Key Factors affecting our Revenues
The following factors affect the revenues we derive from our operations:
Consumer demand for hotels and resorts and economic conditions. Consumer demand for hotels and resorts is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand can be the result of a variety of factors, many of which are unpredictable and not under our control, including, but not limited to:
•	changes in general economic conditions, including consumer confidence, income, and unemployment levels resulting from the severity and duration of any downturn in the Mexican, U.S., or global economy;
•	conditions that might negatively shape public perception of travel in general and particularly in Mexico, including travel-related accidents, outbreaks of a pandemic, or contagious diseases;
•	political conditions or social unrest, terrorist activities or threats, and heightened travel security measures instituted in response to these events;
•	other factors affecting or reducing travel patterns;
•	changes in desirability of the geographic regions of our resorts and/or the geographic concentration of our resorts;
•	changes in the perception or popularity of the brands associated with us and/or our operations;
•	other changes in consumer preferences;
•	security issues or warnings from foreign governments regarding traveling to certain destinations in Mexico; and
•	unseasonal weather conditions, including natural disasters (such as hurricanes, floods, earthquakes and other adverse weather and climate conditions).
Performance of management companies. We depend on management companies, including Accor and Hyatt, to generate revenue from the rent of rooms to guests, including international guests. While Accor and Hyatt have a successful track record of attracting international guests to properties, declines in the number of international guests or the prices at which we are able to rent rooms could materially and adversely affect our financial condition and ability to generate revenues.
Competition. Competition for resort guests and the supply of resorts in Mexico City, Cancun, and Ensenada will affect our ability to increase rates charged to customers at the properties. As a result, changes in consumer demand and general business cycles can expose our revenues to significant volatility.
Seasonality. The hospitality industry is seasonal in nature, which can be expected to cause fluctuations in our room rental revenues, occupancy levels, room rates, operating expenses, and cash flows. The periods during which the properties experience higher or lower levels of demand will vary from property to property and depend upon location, customer base, and competitive mix within the specific location.

Direct and selling, general and administrative expenses
Principal Components
Direct and selling, general and administrative expenses. These reflect the operating expenses, including room expenses, food and beverage costs, operators’ management fees, other support costs, and property expenses. Room expense includes employee benefits for housekeeping, laundry, front desk staff, and supply costs for guest room amenities and laundry. Food and beverage costs include costs for inventory. Other support expenses consist of costs associated with fees, advertisement, insurance and others. Property expenses include property taxes, depreciation, maintenance and conservation.
Key Factors affecting our Expenses
The key factors that mainly affect the expenses we incur in the course of our operations are the following:
Fixed expenses. Some of the expenses associated with owning hotels are relatively fixed. These expenses include personnel costs, rent, property taxes, management fees, insurance and utilities. If we are unable to decrease these costs significantly or rapidly when demand for our hotels and other properties decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the fixed costs inherent in our business. As a result, we may not be able to offset revenue reductions through cost cutting. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels. We have taken steps to reduce our fixed costs to levels we feel are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels.
Changes in depreciation expense. Changes in depreciation expense may be driven by renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels through sale or closure, or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to record additional depreciation expenses on those assets.
Other items
Foreign currency exchange rates. We expect that a portion of our revenues will be denominated in U.S. dollars or linked to the U.S. dollar, while most of our operating expenses will be denominated in pesos. Changes in foreign currency exchange rates may become material to us in the future due to factors beyond our control.
Results of Operations
The discussion below relates to the results of the operations of Murano Group. Murano Group is not a single legal entity, but rather a combination of entities that are intended to reflect, for the periods presented, the ownership and administration of the properties that we own.
As of the date of this Prospectus, we have operations in the Insurgentes 421 Hotel Complex and in the GIC I Hotel, which commenced operations with the opening of the Vivid Hotel on April 1, 2024.
During December 2022, the Mondrian Hotel partially opened before its full opening in January 2023; therefore, revenue generated for the year ended December 31, 2022 was not significant. Substantially, except for the Insurgentes 421 Hotel Complex, all Murano Group’s expenditures are being capitalized to construction in process (“CIP”), apart from the administrative expenses.
Our operating results for the years ended December 31, 2024, 2023 and 2022 are not indicative of future operating results.

Year ended December 31, 2024 Compared to Year ended December 31, 2023
Consolidated and Combined statements of profit or loss and other comprehensive income data

	2024	2023
Revenue	$729,953,807	$286,651,914
Direct and selling, general and administrative expenses:
Employee Benefits	325,521,012	158,777,211
Food & Beverage and service cost	98,441,323	50,548,808
Sales commissions	37,592,689	12,047,140
Management fees operators	23,928,681	6,031,578
Depreciation and amortization	319,768,815	135,498,890
Development contributions to the local area	—	—
Property tax	12,444,214	10,062,451
Fees	151,697,897	81,161,295
Administrative fees	17,540,773	16,148,254
Maintenance and conservation	52,727,323	9,676,728
Utility expenses	67,542,771	11,806,600
Advertising	53,064,373	7,326,696
Donations	7,842,770	7,676,660
Insurance	35,771,206	14,820,097
Software	6,948,956	6,744,506
Cleaning and laundry	11,301,594	9,197,151
Bank commissions	31,109,553	8,317,475
Operating supplies and equipment	21,804,534	—
Other costs	107,481,760	62,238,994
Total direct and selling, general and administrative expenses	1,382,530,244	608,080,534
Other income	190,235,287	25,560,552
Other expenses	(5,474,442)	(9,801,077)
Listing expense	(917,366,970)	—
Gain (loss) on revaluation of investment property	239,508,510	(86,598,436)
Change in fair value of financial derivative instruments	(43,348,480)	(75,868,263)
Change of fair value of warrants	(51,946,426)	—
Exchange rate (loss) income, net	(1,492,245,569)	768,699,652
Interest income	34,942,822	8,845,532
Interest expense	(797,018,177)	(303,746,643)
(Loss) profit before income taxes	(3,495,289,882)	5,662,697
Income taxes	(72,675,696)	52,130,224
Net (loss) profit for the period	$(3,567,965,578)	$57,792,921

Revenue: Revenue amounted to Ps.$730.0 million for the year ended December 31, 2024, an increase of Ps.$443.3 million or 154.6% from Ps.$286.7 million from the year ended December 31, 2023. The increase is mainly attributable to the opening of the Vivid Hotel, which generated revenue of Ps.$265.7 million. The remaining increase is mainly related to the continuing operations of the Andaz Hotel and the Mondrian Hotel, which amounted to Ps.$296.0 million for the year ended December 31, 2024, compared to Ps.$187.0 million for the year ended December 31, 2023, and Ps.$168.1 million for the year ended December 31, 2024, compared to Ps.$114.6 million for the year ended December 31, 2023, respectively. The Vivid Hotel’s revenue during 2024 was Ps.$265.7 million, comprising: (1) 88.3% package income, and (2) 11.7% non-package income. The Andaz Hotel’s revenue during 2024 was Ps.$296.2 million, comprising: (1) 63.0% room income, (2) 31.0% food and beverage income, and (3) 6.0% other income. The Mondrian Hotel´s revenue during 2024 was Ps.$168.1 million, comprising (1) 77.0% room income, (2) 17.9% food & beverage income, and (3) 5.0% other income.
Employee Benefits: Employee benefits amounted to Ps.$325.5 million for the year ended December 31, 2024, an increase of Ps.$166.7 million or 105% from the year ended December 31, 2023. The increase is mainly attributable to increase in payroll related expenses since the commencement of hotel operations of the Vivid hotel in April 2024. Our employee benefits cost of sales consisted of salaries of Ps.$289.8 million for the year ended December 31, 2024, an increase of Ps.$147.5 million compared to Ps.$142.3 million for the year ended December 31, 2023; social security and employee food expenses represented the remaining Ps.$35.7 million for the year ended December 31, 2024, an increase of Ps.$19.1 million compared to Ps.$16.6 million for the year ended December 31, 2023.
Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$98.4 million for the year ended December 31, 2024, an increase of Ps.$47.9 million or 94.7% from Ps.$50.5 million for the year ended December 31, 2023. The increase in food & beverage and service cost is mainly attributable to the commencement of operations of the Vivid Hotel in April 2024. The Vivid hotel food & beverage and service cost for the year ended December 31, 2024 was Ps.$62.8 million. The Andaz Hotel food & beverage and service cost for the year ended December 31, 2024 was Ps.$25.6 million, an increase of Ps.$11.8 million compared to Ps.$13.8 million for the year ended December 31, 2023. The Mondrian Hotel food & beverage and service cost for the year ended December 31, 2024 was of Ps.$10.0 million, a decrease of Ps.$3.8 million compared to Ps.$13.8 million for the year ended December 31, 2023.
Sales commissions: Sales commissions amounted to Ps.$37.6 million for the year ended December 31, 2024 as compared to Ps.$12.0 million for the year ended December 31, 2023. The amount corresponds mainly to the commissions incurred for services provided by independent online travel agencies such as Expedia and Booking. The amounts attributable to the Vivid Hotel is Ps.$5.7 million; for the Andaz Hotel is Ps.$29.2 million; and for the Mondrian Hotel is Ps.$2.7 million.
Management fees operators: Management fees operators amounted to Ps.$23.9 million for the year ended December 31, 2024 as compared to Ps.$6.0 million for the year ended December 31, 2023. The amount corresponds mainly to management services provided by Hyatt and Accor. Vivid Hotel incurred in Ps.$7.9 million, while Andaz Hotel incurred in Ps.$11.9 million, and Mondrian Hotel incurred Ps.$4.2 million.
Depreciation and amortization: Depreciation and amortization amounted to Ps.$319.8 million for the year ended December 31, 2024, an increase of Ps.$184.3 million from the year ended December 31, 2023. The increase corresponds mainly to the placement into operations of the Vivid Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization for the Vivid Hotel Complex amounted to Ps.$113.6 million for property and equipment and Ps.$43.9 million for right of use assets, respectively.
Property tax: Property tax amounted to Ps.$12.4 million for the year ended December 31, 2024, an increase of Ps.$2.4 million or 23.7% from Ps.$10.1 million for the year ended December 31, 2023. The increase in the property tax is mainly attributable to the Insurgentes 421 Hotel Complex.
Fees: Fees amounted to Ps.$151.7 million for the year ended December 31, 2024, an increase of Ps.$70.5 million or 86.9% from Ps.$81.2 million for the year ended December 31, 2023. The increase is mainly related to the professional services in preparation for the Rated Notes issuance in September 12, 2024.
Administrative fees: Administrative fees amounted to Ps.$17.5 million for the year ended December 31, 2024, an increase of Ps.$1.4 million or 8.6% from Ps.$16.1 million for the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April, 2024; Administrative fees for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$1.6 million, compared to Ps.$0.0 million for the year ended December 31, 2023.
Maintenance and conservation: Maintenance and conservation amounted to Ps.$52.7 million for the year ended December 31, 2024, an increase of Ps.$43.1 million or 444.9% from Ps.$9.7 million the year ended December 31, 2023. This expense increase is attributable mostly to the commencement of operations of the Vivid Hotel in April 2024. Prior to its opening, the Vivid Hotel incurred in maintenance and conservation expenses mostly related to minor fixes of installations and equipment. Maintenance and conservation expense for Vivid Hotel Complex for the year ended December 31, 2024 is Ps.$18.8 million. Additionally, the Andaz and Mondrian Hotel Complex´s maintenance and conservation expense amounted to Ps.$28.2 million, mostly attributable to engineering services and water-and-sewage related maintenance and conservation, which amounted to Ps.$16.0 million and Ps.$2.3 million respectively.

Utility expenses: Utility expenses amounted to Ps.$67.5 million for the year ended December 31, 2024, an increase of Ps.$55.7 million or 472.1% from Ps.$11.8 million for the year ended December 31, 2023. This expense increase is mainly attributable to the commencement of operations of the Vivid Hotel in April 2024. Utility expenses for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$30.6 million.
Advertising: Advertising amounted to Ps.$53.1 million for the year ended December 31, 2024, an increase of Ps.$45.7 million or 624.3% from Ps.$7.3 million for the year ended December 31, 2023. This expense increase is mainly attributable to the advertising efforts related to the commencement of operations of the Vivid Hotel in April 2024. Advertising for the Vivid Hotel for the year ended December 31, 2024 amounted to Ps.$37.8 million, compared to Ps.$0.2 million for the year ended December 31, 2023.
Donations: Donations amounted to Ps.$7.8 million for the year ended December 31, 2024, an increase of Ps.$0.2 million or 2.2% from Ps.$7.7 million for the year ended December 31, 2023. The donation expense is mostly attributable to a donation granted to the UNICEF International Council to support the transformation of education in Mexico that amounted for PS.$7.8 million.
Insurance: Insurance amounted to Ps.$35.8 million for the year ended December 31, 2024, an increase of Ps.$21.0 million or 141.4% from Ps.$14.8 million for the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel Complex insurance expense amounted to Ps.$16.4 million for the year ended December 31, 2024.
Software: Software amounted to Ps.$6.9 million for the year ended December 31, 2024, an increase of Ps.$0.2 million or 3.0% from the year ended December 31, 2023. The increase is mainly related to the structural preparations for the commencement of operations of the Vivid Hotel in April 2024; the Vivid Hotel software expense amounted to Ps.$3.1 million for the year ended December 31, 2024.
Cleaning and laundry: Cleaning and laundry amounted to Ps.$11.3 million for the year ended December 31, 2024, an increase of Ps.$2.1 million or 22.9% from the year ended December 31, 2023. The increase is mainly related to the commencement of operations of the Vivid Hotel in April 2024.
Bank commissions: Bank fees amounted to Ps.$31.1 million for the year ended December 31, 2024, an increase of Ps.$22.8 million or 274.0% from Ps.$8.3 million for the year ended December 31, 2023, which corresponds to the increase in the interest income accrued by short-term investments.
Other costs: Other costs amounted to Ps.$107.5 million for the year ended December 31, 2024, an increase of Ps.$45.2 million or 72.7% from Ps.$62.2 million for the year ended December 31, 2023. The increase is mainly related to ramp up expenses mainly attributable to the commencement of operations of the Vivid Hotel in April 2024 as well as the additional expenses derived from the growing operations from the Andaz and Mondrian Hotels.
Listing expense: Listing expense amounted to Ps.$917.4 million for the year ended December 31, 2024, which corresponds recognition of the business combination of the Murano Group that took place on March 20, 2024 which was accounting under IFRS 2 “Shared Base Payments”.
Gain (loss) on revaluation of investment property: The gain on revaluation of investment property amounted to Ps.$239.5 million for the year ended December 31, 2024, an increase of Ps.$326.1 million or (376.6)% from the Loss of Ps.$86.6 million during the year ended December 31, 2023. The increase is mainly related to an increase in the value determined by the external appraisers in U.S. dollars, and the currency conversion effect resulting from the depreciation of the Mexican peso against the U.S. dollar during for the year ended December 31, 2024.
Interest income: Interest income amounted to Ps.$34.9 million for the year ended December 31, 2024, an increase of Ps.$26.1 million or 295.0% from Ps.$8.8million from the year ended December 31, 2023. The increase in interest income was attributable mainly to the increase in interest bearing assets during 2024, including Ps.$8.7 million accrued on amounts due from related parties and Ps.$22.6 million from favorable interest received from financial institutions.

Interest expense: Interest expense amounted to Ps.$797.0 million for the year ended December 31, 2024, an increase of Ps.$493.3 million or 162.4% from the year ended December 31, 2023. The increase is mainly related the interest of Insurgentes 421 Bancomext loan and GIC I interest of Vivid Hotel as there are no longer capitalized in the asset value and were booked directly to the profit and loss statement in 2024 compared to the year ended December 31, 2023.
Exchange rate loss, net: Foreign exchange income, net, amounted to a loss of Ps.$1,492.2 million for the year ended December 31, 2024, a decrease of Ps.$2,260.9 million or 294.1% from the year ended December 31, 2023. The decrease in foreign exchange income, net transactions was attributable to the depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2024, compared to the year ended December 31, 2023 as well as the increase in loans denominated in U.S. dollars.
Valuation of financial derivative instruments: Valuation of financial derivative instruments amounted to a loss of Ps.$43.3 million for the year ended December 31, 2024, a decrease of Ps.$32.5 million or 42.9% from a loss of Ps.$75.9 million for the year ended December 31, 2023 due to unfavorable movements in the yield curve.
Other income: Other income amounted to Ps.$190.2 million for the year ended December 31, 2024, an increase of Ps.$164.7 million or 644.3% from Ps.$25.6 million for the year ended December 31, 2023. The increase is mainly related to a gain in sale of equipment due to a discount from a vendor on purchase of furniture and fixtures granted subsequent to purchase, and also subsequent to the sale and leaseback of said furniture and fixtures to an unrelated third party.
Other expenses: Other expenses amounted to Ps.$5.5 million for the year ended December 31, 2024, a decrease of Ps.$4.3 million or 44.1% from Ps.$9.8 million for the year ended December 31, 2023.
Income taxes: Income taxes amounted to Ps.$72.7 million for the year ended December 31, 2024, a change of Ps.$124.8 million or 239.4% from an income tax benefit of Ps.$52.1 million for the year ended December 31, 2023. The decrease is mainly related to the increase in the allowance of NOLs as result of losses in exchange rates in 2024.
Net profit (loss) for the period: For the reasons outlined above, the Murano Group recorded a net loss of Ps.$3,568.0 million for the year ended December 31, 2024, a decrease of Ps.$3,625.8 million, as compared to a net profit of Ps.$57.8 million for the year ended December 31, 2023.
Year ended December 31, 2023 Compared to Year ended December 31, 2022
Combined statements of profit or loss and other comprehensive income data

	For the year ended December 31
	2023	2022
	(In Mexican Pesos)
Revenue	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses
Employee Benefits	158,777,211	53,944,188
Food & Beverage and service cost	50,548,808	1,167,596
Sales commissions	12,047,140	—
Management fees operators	6,031,578	—
Depreciation and amortization	135,498,890	1,808,833
Development contributions to the local area	—	25,862,069
Property tax	10,062,451	15,605,504
Fees	81,161,295	67,534,391
Administrative fees	16,148,254	1,784,617
Maintenance and conservation	9,676,728	10,218,739
Utility expenses	11,806,600	2,386,067
Advertising	7,326,696	9,806,261
Donations	7,676,660	1,000,000
Insurance	14,820,097	3,891,189
Software	6,744,506	2,226,283

	For the year ended December 31
	2023	2022
	(In Mexican Pesos)
Cleaning and laundry	9,197,151	1,622,716
Bank commissions	8,317,475	6,700,414
Other costs	62,238,994	45,073,847
Total direct and selling, general and administrative expenses	608,080,534	250,632,714
(Loss) gain on revaluation of investment property	(86,598,436)	298,089,926
Interest income	8,845,532	555,638
Interest expense	(303,746,643)	(86,485,683)
Exchange rate income, net	768,699,652	276,747,870
Valuation of financial derivative instruments	(75,868,263)	200,739,870
Other income	25,560,552	33,514,903
Other expenses	(9,801,077)	(3,874,125)
Profit before income taxes	5,662,697	475,086,707
Income taxes	52,130,224	230,709,407
Net profit for the period	$57,792,921	$244,377,300

Revenue: Revenue amounted to Ps.$286.7 million for the year ended December 31, 2023, an increase of Ps.$280.3 million or 4,357.3% from Ps.$6.4 million from the year ended December 31, 2022. The increase is mainly attributable to the commencement of operations of the Insurgentes 421 Hotel Complex during December 2022 and January 2023. The Andaz hotel´s revenue during 2023 was Ps.$177.2 million, comprising: (1) 58.7% room income, (2) 39.1% food and beverage income, and (3) 2.1% other income. The Mondrian Hotel´s revenue during 2023 was Ps.$107.6 million, comprising (1) 60.7% room income, (2) 33.0% food & beverage income, and (3) 6.3% other income.
Employee Benefits: Employee benefits amounted to Ps.$158.8 million for the year ended December 31, 2023, an increase of Ps.$104.9 million or 194.3% from the year ended December 31, 2022. The increase is mainly attributable to the commencement of hotel operations. Murano hired its employees a couple of months before the opening for training and to arrange the necessary activities to provide services to its customers such as accommodation of hotel rooms and restaurants. Currently, the Insurgentes 421 Hotel Complex has approximately 350 employees.
Food & Beverage and service cost: Food & beverage and service cost amounted to Ps.$50.5 million for the year ended December 31, 2023, an increase of Ps.$49.3 million or 4,229.3% from Ps.$1.2 million for the year ended December 31, 2022. The increase in food and beverages was attributable to the operations of the Mondrian Hotel and Andaz Hotel throughout 2023.
Sales commissions: Sales commissions amounted to Ps.$12.0 million for the year ended December 31, 2023 as compared to $0 for the year ended December 31, 2022. The amount corresponds mainly to the commissions incurred for services provided by independent online travel agencies such as Expedia and Booking. The amounts attributable to the Andaz Hotel is Ps.$5.2 million and Ps.$1.9 million to the Mondrian Hotel.
Management fees operators: Management fees operators amounted to Ps.$6.0 million for the year ended December 31, 2023, which relates to management services provided by Hyatt and Accor. Andaz Hotel incurred in Ps.$3.7 million while Mondrian Hotel incurred Ps.$2.3 million.
Depreciation and amortization: Depreciation and amortization amounted to Ps.$135.5 million for the year ended December 31, 2023, an increase of Ps.$133.7 million from the year ended December 31, 2022. The increase corresponds to the placement into operations of the Insurgentes 421 Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization amounted to Ps.$93.2 million for property and equipment and Ps.$6.8 million for right of use assets, respectively.
Development contributions to the local area: Development contributions to local area decreased 100% from Ps.$25.9 million for the year ended December 31, 2022. During 2022, Murano granted a one-time community investment to Cancun’s city hall.

Property tax: Property tax amounted to Ps.$10.1 million for the year ended December 31, 2023, a decrease of Ps.$5.5 million or 35.5% from Ps.$15.6 million for the year ended December 31, 2022. The decrease in the property tax is mainly attributable to the Insurgentes 421 Hotel Complex. The decrease relates to a one-time Ps.$6.0 million property tax paid to the Mexico City Secretary of Administration and Finance, during 2022.
Fees: Fees amounted to Ps.$81.2 million for the year ended December 31, 2023, an increase of Ps.$13.7 million or 20.2% from Ps.$67.5 million for the year ended December 31, 2022. The increase is mainly related to legal and transaction costs incurred by Murano World which amounted to Ps.$15.9 million. Additionally, both Murano World and the management trust agreement No. CIB/3001 (Contrato de Fideicomiso de Administración No. CIB/3001, the “GIC I Trust”) GIC I Trust hired financial advisors to renegotiate its existing loans and to obtain other sources of finance.
Administrative fees: Administrative fees amounted to Ps.$16.1 million for the year ended December 31, 2023, an increase of Ps.$14.3 million or 804.9% from Ps.$1.8 million for the year ended December 31, 2022. The increase is mainly related to other services hired by Murano Group to carry out its operations.
Maintenance and conservation: Maintenance and conservation amounted to Ps.$9.7 million for the year ended December 31, 2023, a decrease of Ps.$0.5 million or 5.3% from the year ended December 31, 2022. This expense remained flat due as the tax is attributable mostly to the same properties in both years.
Utility expenses: Utility expenses amounted to Ps.$11.8 million for the year ended December 31, 2023, an increase of Ps.$9.4 million or 394.8% from Ps.$2.4 million for the year ended December 31, 2022. This increase is mainly attributable to the operations of the Insurgentes 421 Hotel Complex throughout 2023. During 2022, utilities were incurred primarily for the Company’s corporate office.
Advertising: Advertising amounted to Ps.$7.3 million for the year ended December 31, 2023, a decrease of Ps.$2.5 million or 25.3% from Ps.$9.8 million for the year ended December 31, 2022. Significant publicity expenditures were incurred in anticipation of the openings of the Insurgentes 421 Hotel Complex during 2022 and the beginning of 2023, which tapered off after the commencement of Complex operations.
Donations: Donations amounted to Ps.$7.7 million for the year ended December 31, 2023, an increase of Ps.$6.7 million or 667.7% from Ps.$1.0 million for the year ended December 31, 2022. This increase is attributable to the donations granted to the UNICEF International Council to support the transformation of education in Mexico.
Insurance: Insurance amounted to Ps.$14.8 million for the year ended December 31, 2023, an increase of Ps.$10.9 million or 280.9% from Ps.$3.9 million for the year ended December 31, 2022. The increase in insurance expenses was attributable to the acquisition of an insurance premium of Ps.$2.0 million for the Beach Club acquired in March 2023. Moreover, there was also an increase in the insurance premium for the Insurgentes 421 Hotel Complex that amounted to Ps.$5.5 million, which derived from the increase in the property’s fair value.
Software: Software amounted to Ps.$6.7 million for the year ended December 31, 2023, an increase of Ps.$4.5 million or 202.9% from the year ended December 31, 2022. This expense relates to certain equipment and operating software implementation costs incurred at the Insurgentes 421 Hotel Complex.
Cleaning and laundry: Cleaning and laundry amounted to Ps.$9.2 million for the year ended December 31, 2023, an increase of Ps.$7.6 or 466.8% from the year ended December 31, 2022. The increase in cleaning and laundry expenses is directly attributable to the opening of the Andaz and Mondrian Hotels, which now offer guest room services. At the Andaz Hotel, this expense includes Ps.$5.7 million for purchasing cleaning supplies and $1.5 million for laundry services provided by external parties, along with Ps. $1.0 million for the laundering of staff uniforms. Related to the Mondrian Hotel, this expense is comprised mainly of laundry contracts totaling Ps.$2.2 million and Ps.$3.0 related to the laundering of staff uniforms.
Bank commissions: Bank fees amounted to Ps.$8.3 million for the year ended December 31, 2023, an increase of Ps.$1.6 million or 24.1% from Ps.$6.7 million for the year ended December 31, 2022, which corresponds to the increase in the interest income accrued by short-term investments.
Other costs: Other costs amounted to Ps.$62.2 million for the year ended December 31, 2023, an increase of Ps.$17.1 million or 38.1% from Ps.$45.1 million for the year ended December 31, 2022. The are several immaterial expenses included in Other costs. The increase corresponds mainly to the following: (1) Ps.$3.5 million incurred in surveillance services, (2) Ps.$5.0 million of tax surcharges, (3) Ps.$3.0 of stationery items and (4) Ps.$1.0 million of telephone services.
(Loss) gain on revaluation of investment property: The Loss on revaluation of investment property amounted to Ps.$86.6 million for the year ended December 31, 2023, a decrease of Ps.$384.7 million or 129.1% from the gain of Ps.$298.1 million during the year ended December 31, 2022. The value determined by the external appraisers in U.S. dollars did not decrease but when converting to pesos an exchange rate loss was originated which causes the decrease. For the year ended December 31, 2022, there was an appreciation of the plots of land located in Ensenada, Baja California and the conversion effect did not have such a significant impact.
Interest income: Interest income amounted to Ps.$8.8 million for the year ended December 31, 2023, an increase of Ps.$8.2 million or 1,492.0% from Ps.$0.6 million from the year ended December 31, 2022. The increase in interest income was attributable mainly to the increase in interest bearing assets during 2023, including Ps.$6.7 million accrued on amounts due from related parties.
Interest expense: Interest expense amounted to Ps.$303.7 million for the year ended December 31, 2023, an increase of Ps.$217.2 million or 251.2% from the year ended December 31, 2022. The increase in interest expense was attributable mainly to Murano World and comprised 66.6% loan interest and 33.4% related to finance lease obligations. Also, the interest expense of Inmobiliaria Insurgentes 421 contributed to the increase and amounted to Ps.$138.4, comprising 98.4% bank loan interest and 1.6% interest on loans from related parties. Prior to 2023, interest on these loans was capitalized as part of the construction in process.
Exchange rate income, net: Foreign exchange income, net, amounted to Ps.$768.7 million for the year ended December 31, 2023, an increase of Ps.$492.0 million or 177.8% from the year ended December 31, 2022. The increase in foreign exchange income, net transactions was attributable to the appreciation of the Mexican peso against the U.S. dollar.
Valuation of financial derivative instruments: Valuation of financial derivative instruments amounted to a loss of Ps.$75.9 million for the year ended December 31, 2023, a decrease of Ps.$276.6 million or 137.8% from a gain of Ps.$200.7 million for the year ended December 31, 2022 due to unfavorable movements in the yield curve.
Other income: Other income amounted to Ps.$25.6 million for the year ended December 31, 2023, a decrease of Ps.$7.9 million or 23.7% from Ps.$33.5 million for the year ended December 31, 2022.
Other expenses: Other expenses amounted to Ps.$9.8 million for the year ended December 31, 2023, an increase of Ps.$5.9 million or 153.0% from Ps.$3.9 million for the year ended December 31, 2022.
Income taxes: Income taxes amounted to Ps.$52.1 million income tax benefit for the year ended December 31, 2023, a change of Ps.$282.8 million or 112.6% from an income tax expense of Ps.$230.7 million for the year ended December 31, 2022. The decrease in income tax expense was mainly attributable to lower pre-tax profits and a higher benefit related to other permanent differences of Ps.$120.6 million, which includes the application of previously unrecognized tax loss carry forwards to the taxable profit during 2023.
Net profit (loss) for the period: For the reasons outlined above, the Murano Group recorded a net profit of Ps.$57.8 million for the year ended December 31, 2023, a decrease of Ps.$186.6 million, as compared to a net profit of Ps.$244.4 million for the year ended December 31, 2022.
Other Financial Data

	For the year ended December 31
	2024	2023	2022
	(in Mexican pesos)
EBITDA(1)	(2,378,502,890)	444,908,230	563,381,223
Adjusted EBITDA(2)	(2,313,741,968)	500,913,740	563,838,513

(1)
We define EBITDA as a measure that reflects net profit (loss) for the period, excluding interest expense, income taxes, depreciation and amortization. The following table reconciles our net profit for the period for the period, our most directly comparable measure under IFRS, to EBITDA:

	For the Year Ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	(3,567,965,578)	57,792,921	(3,625,758,499)	(6273.7)%
Add (deduct):
Income taxes	72,675,696	(52,130,224)	124,805,920	(239.4)%
Interest expense	797,018,177	303,746,643	493,271,534	162.4%
Depreciation and amortization	319,768,815	135,498,890	184,269,925	136.0%
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%

(2)	We defined Adjusted EBITDA as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination. The following table reconciles Adjusted EBITDA to EBITDA:

	For the year ended December 31		Variance
	2024	2023	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	(2,378,502,890)	444,908,230	(2,823,411,120)	(634.6)%
Transaction related expenses	64,760,922	56,005,510	8,755,412	15.6%
Adjusted EBITDA	(2,313,741,968)	500,913,740	(2,814,655,708)	(561.9)%

(1)
We define EBITDA as a measure that reflects net profit (loss) for the period, excluding interest expense, income taxes, depreciation and amortization. The following table reconciles our net profit for the period for the period, our most directly comparable measure under IFRS, to EBITDA:

	For the Year Ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
Net profit (loss) for the period	57,792,921	244,377,300	(186,584,379)	(76.4)%
Add (deduct):
Income taxes	(52,130,224)	230,709,407	(282,839,631)	(122.60)%
Interest expense	303,746,643	86,485,683	217,260,960	251.21%
Depreciation and amortization	135,498,890	1,808,833	133,690,057	7391.0%
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%

(2)	We defined Adjusted EBITDA as EBITDA further adjusted to exclude transaction-related expenses derived from the Business Combination. The following table reconciles Adjusted EBITDA to EBITDA:

	For the year ended December 31		Variance
	2023	2022	Ps. Change	% Change
	(in Mexican pesos)
EBITDA	444,908,230	563,381,223	(118,472,993)	(21.0)%
Transaction related expenses	56,005,510	457,290	55,548,220	12147.3%
Adjusted EBITDA	500,913,740	563,838,513	(62,924,773)	(11.2)%

Operating Data

	For the Year Ended December 31, 2024
	RevPAR(1)	ADR(2)	Occupancy(3)
	(in Mexican Pesos)%
Andaz Hotel	$2,393	$4,085	58.6
Mondrian Hotel	$2,511	$3,710	52.2
Vivid Hotel	$2,053	$3,834	53.6

(1)	We calculate RevPAR by dividing hotel room revenue by room nights available to guests for a given period.
(2)	ADR represents hotel room revenue divided by the total number of room nights sold in a given period.
(3)	Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel or group of hotels.

	For the Year Ended December 31, 2023
	RevPAR	ADR	Occupancy
	(in Mexican Pesos)%
Mondrian Hotel(1)	$1,003	$3,547	28.3

(1)	The revenue metrics are presented only for the Mondrian Hotel as it was the only hotel in operation as of December 31, 2022.
Liquidity and Capital Resources
Overview
Since our inception, we have financed our development projects and operations primarily from capital contributions from our shareholders and borrowings under different financing arrangements. As of December 31, 2024, our total debt was Ps.$11,653.2million (U.S.$558.2 million). Since then, we have incurred additional indebtedness in the amount of U.S.$6 million.
We currently expect that the Company's borrowings under our existing financings and issuance of the 2031 Notes, will not be sufficient to fund the currently foreseeable budget of our property development projects and/or otherwise be sufficient to fulfill our business strategy. Therefore, we will likely need additional capital in the future. Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Therefore, we cannot assure you that we will be able to obtain additional capital and/or that we will be able to obtain bank financing or access the capital markets on commercially reasonable terms or at all; for further details, see “Note 2c-Basis of preparation in the Murano Group Consolidated and Combined Financial Statements.”
Recent Transactions Affecting our Liquidity and Capital Resources
Year ended December 31, 2024 compared to year ended December 31, 2023
The following table from the Combined Statement of Cash Flows summarizes Murano Group’s cash flows for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows (used in) from operating activities	$(94,808,362)	$165,206,337	$(260,014,699)	(157.4)%
Net cash flows used in investing activities	(1,079,765,332)	(1,697,602,022)	617,836,690	(36.4)%
Net cash flows from financing activities	1,998,618,817	1,438,010,614	560,608,203	39.0%
Net (decrease) increase in cash and cash equivalents and restricted cash	$824,045,123	$(94,385,071)	918,430,194	(973.1)%

Cash flows from operating activities
Net cash from operating activities was Ps.$94.8 million for the year ended December 31, 2024, while for the year ended December 31, 2023 there was net cash from operating activities of Ps.$165.2 million.
Net cash from operating activities consisted of a loss before income tax of Ps.$3,495.3 million for the year ended December 31, 2024, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$917.4 million derived from listing expense of the Rated Notes listed September 12, 2024, and Ps.$775.7 million derived from interest expense, while non-cash items included Ps.$271.5 million from the depreciation of property, plant and equipment, which was mainly attributable to the commencement of operations of the Vivid Hotel and its corresponding placement into operations of the Vivid Hotel Complex’s assets which were transferred from construction in process to fixed assets. The depreciation and amortization for the Vivid Hotel Complex amounted to Ps.$113.6 million for property and equipment. Additional non-cash items included Ps.$66.4 million from the amortization of costs to obtain loans and commissions, and Ps.$1,514.4 million of effect in foreign exchange rates. Net changes in working capital, which amounted to Ps.$67.9 million, were mainly attributable to an increase in trade payables for Ps.$266.8 million, a decrease mainly by Ps.$125.7 million related to the obtainment of a Value Added Tax reimbursement, from an outstanding balance of Value Added Tax pending to be collected from GIC Complex, which increased Ps.$112.4 million or 844.5% from the year ended December 31, 2023, and an increase in trade receivables for Ps.$47.7 million.
Cash flows from investing activities
Net cash used in investing activities was Ps.$1,079.8 million for the year ended December 31, 2024, a decrease of Ps.$617.8 million or 36.4% from the year ended December 31, 2023 primarily due to the Vivid Hotel commencing operations in April 2024, thus ceasing its capex investing requirements.
Cash flows from financing activities
Net cash provided by financing activities was Ps.$1,998.6 million for the year ended December 31, 2024, an increase of Ps.$560.6 or 39.0% from the year ended December 31, 2023. Overall, proceeds from new borrowings provided to Murano Group amounted to Ps.$8,964 million, increasing by Ps.$6,848 million and interest paid increased Ps.$308.0 million compared to the twelve-month period ended December 31, 2023. Offsetting cash flows from financing principally included Ps.$6,020 million derived from loan payments to third parties, interest paid amounting to Ps.$565.8 million, and Ps.$476.2 million derived from loan payments to related parties.
Year ended December 31, 2023 compared to year ended December 31, 2022
The following table from the Combined Statement of Cash Flows summarizes Murano Group’s cash flows for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31
	2023	2022	Variance
	Ps.	Ps.	Ps.	%
	(in Mexican pesos)
Net cash flows from (used in) operating activities	$165,206,337	$(275,511,389)	$440,717,726	(160.0)%
Net cash flows used in investing activities	(1,697,602,022)	(1,437,521,734)	(260,080,288)	18.1%
Net cash flows from financing activities	1,438,010,614	1,770,353,133	(332,342,519)	(18.8)%
Net (decrease) increase in cash and cash equivalents and restricted cash	$(94,385,071)	$57,320,010	(151,705,081)	(264.7)%

Cash flows from operating activities
Net cash from operating activities was Ps.$165.2 million for the year ended December 31, 2023, while for the year ended December 31, 2022 there was net cash used in operating activities of Ps.$275.5 million.
Net cash from operating activities consisted of a loss before income tax of Ps.$5.7 million for the year ended December 31, 2023, adjusted for non-cash and non-operating cash flow items and the effect of changes in working capital. Non-operating cash flow adjustments principally included Ps.$300.5 million derived from interest expense, while non-cash items included Ps.$128.7 million from the depreciation of property, plant and equipment, Ps.$86.6 in the valuation of financial derivative instruments and Ps.$756.6 million of effect in foreign exchange rates. Net changes in working capital increased mainly by Ps.$275.5 million related to trade payables to GIC Complex suppliers, which increased Ps.$250.2 million or 989.9% from the year ended December 31, 2022.
Cash flows from investing activities
Net cash used in investing activities was Ps.$1,697.6 million for the year ended December 31, 2023, an increase of Ps.$260.1 million or 18.1% from the year ended December 31, 2022 primarily due to the acquisition of land, equipment and construction in process of $1,719.9 million of which Ps.$174.0 million correspond to the acquisition of the beach club and Ps.$1,545.9 of construction in process. These effects were offset by proceeds from disposals of furniture, fixtures & equipment, which amounted to Ps.$157.0 million as a result of sale and leaseback transactions.

Cash flows from financing activities
Net cash provided by financing activities was Ps.$1,438.0 million for the year ended December 31, 2023, a decrease of Ps.$332.4 million or 18.8% from the year ended December 31, 2022. Overall, proceeds from new borrowings provided to Murano Group decreased by Ps.$121.0 million and interest paid increased Ps.$212.6 million.
Capital Expenditures
For the years ended December 31, 2024 and 2023 and 2022, our capital expenditures amounted to Ps.$1,331.8 million, Ps.$1,719.3 million, and Ps.$1,523.3 million, respectively. This increase was mainly driven by the expenditures related to the construction of GIC I Hotel, part of the GIC Complex.
As of December 31, 2024, we had outstanding commitments under construction contracts of Ps.$527.4 (U.S.$25.7 million) for capital expenditures at our owned properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.
Debt
As of December 31, 2024, our debt with third parties amounted to Ps.$11,458.7 million (U.S.$558.7 million) and our debt with related parties amounted to Ps.$194.5 million (U.S.$9.5 million), including accrued interest and the exchange difference generated from the U.S. dollar-denominated loans.
For the year ended December 31, 2024, interest expense on our borrowings amounted to Ps.$981.4 million (Ps.$775.7 million directly recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income and the remaining was capitalized as part of the borrowing costs in construction in process).
The agreements referred to below include covenants and restrictions that require, among other things, to provide the lenders, quarterly and annually, with Murano’s internal financial statements and compliance with certain ratios and reserve funds. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable. For discussions of certain defaults that are outstanding and that have been waived, and potential consequences, with respect to our debt, see -“The instruments governing our indebtedness contain cross-default provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument” and “-We have substantial debt that may be called on demand of lender due to breach in covenants that have happened or may happen in the future”.
Also refer to Note 10 of the Murano Group Consolidated and Combined Financial Statements for more information about defaults that are all outstanding.
11% Senior Secured Notes due 2031
In September 2024, we completed the issuance of an aggregate principal amount of U.S.$300.0 million of our 11% senior secured notes pursuant to the Indenture dated as of September 12, 2024 (the “Indenture”). The 2031 Notes will mature on September 2031 and bear interest rate of (a) 11.00% per annum payable in cash, and (b) from the issuance date to September 2027, 2.00% per annum payable in kind (the “PIK Interest”) at a total rate of 13.00% by capitalizing such PIK Interest (and increasing the principal amount of the outstanding Notes in an amount equal to such PIK Interest) or by issuing PIK Notes (as such term is defined in the Indenture), payable on a semi-annual basis. The 2031 Notes were issued by the irrevocable issuing, administration and payment trust agreement No. CIB/4323 (Contrato de Fideicomiso Irrevocable de Emisión, Administración y Fuente de Pago No. CIB/4323, the “Issuer Trust”) and guaranteed by Operadora GIC I, CIB/3224 Trust, GIC I Trust and Murano PV, and backed primarily by cash flows from the GIC I Hotel. The Indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries, among other restrictive covenants.
Proceeds from the 2031 Notes were used to refinance existing debt facilities of the Murano Group (including the GIC I Loan), fund a debt service reserve, cover transaction fees, fund working capital and finance the completion of the GIC I Hotel. This was Murano’s first major debt capital markets transaction as a public firm, and it was oversubscribed. This financing improved Murano’s capital structure and liquidity, reducing refinancing risk. The 2031 Notes received credit ratings (Ba1/BB) and were placed with institutional investors under Rule 144A/Reg S.
Insurgentes Loan
The construction, development and start of operations of the Insurgentes 421 Hotel Complex have been financed through a loan facility entered into on September 29, 2022, Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, as amended and restated from time to time (the “Insurgentes Loan”). The principal amount of the facility was U.S.$75 million, with a variable interest rate, divided into two tranches, tranche A for an amount of U.S.$49.5 million and tranche B for an amount of U.S.$25.5 million. The use of proceeds for tranche A was for the payment and refinancing of a prior loan; tranche B use of proceeds was for the financing of the renovation of the Insurgentes 421 Hotel Complex. On May 25, 2023, the parties amended and restated such loan agreement to increase the credit line with Bancomext from U.S.$75 million to U.S.$100 million pursuant to a new tranche of credit (tranche C).
The quarterly interest payable under the Insurgentes Loan is equal to term SOFR plus a 3.5% margin and the maturity is October 7, 2037. The proceeds from the Insurgentes Loan were used to refinance certain indebtedness related to the development of the Insurgentes 421 Hotel Complex and pay capital expenditures related to the development and start of operations of the Insurgentes 421 Hotel Complex.
As of December 31, 2024, the outstanding principal amount under the Insurgentes Loan was Ps.$2,029.1 million (U.S.$98.9 million).
As part of the collateral to secure the Insurgentes Loan, the following rights and assets were contributed to the Insurgentes Security Trust:
•
Inmobiliaria Insurgentes 421 contributed (i) the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of each of the Insurgentes Lease Agreements, and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex, among other rights set forth in the Insurgentes Security Trust;

•	OHI421 contributed (i) its collection rights under the Andaz Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;
•	OHI421 Premium contributed (i) its collection rights under the Mondrian Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;
•	Murano PV contributed (i) 500 Series A shares of fixed capital stock and (ii) 434,361,112 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421;
•
Murano PV contributed (i) 49,499 Series A shares of fixed capital stock and (ii) 10,771,066 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421, which together with the ESAGRUP contribution represent approximately 99.99% of the capital stock of Inmobiliaria Insurgentes 421;

•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421, which represent 99.99% of the capital stock of OHI421; and
•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421 Premium, which represent 99.99% of the capital stock of OHI421 Premium.
The Insurgentes Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
GIC I Loan
The construction, development, equipment and start of operations of the GIC I Hotel was initially financed through a mortgage loan facility provided by a syndicate of banks including Sabcapital, CaixaBank, Bancomext, Nafin and Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R, as lenders (the “GIC I Senior Lenders”), pursuant to the terms and conditions of the syndicated senior secured loan agreement dated October 4, 2019 (as amended and restated from time to time, including on July 11, 2022, August 24, 2023 and December 20, 2023), entered into among the GIC I Trust, as borrower, Operadora GIC I, Operadora GIC II, and Murano World, as

joint obligors, the GIC I Senior Lenders, as lenders, and Sabadell, as administrative agent and collateral agent, under which the GIC I Senior Lenders granted a loan subject to the terms and conditions set forth therein in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%. The amounts borrowed under the GIC I Loan were used to partially finance the construction and development of the GIC Complex, among other uses.
The balance of the GIC I Loan was repaid in full.
GIC I VAT Loan
In order to finance up to 80% of the value added tax payable during the construction of the GIC I Hotel, the GIC I Trust as borrower and Operadora GIC I as joint obligor, entered into a loan agreement dated as of October 16, 2019, with Bancomext, as lender, pursuant to which Bancomext provided a 12-year loan on the aggregate amount of U.S.$31,480,000.00 at an interest rate of TIIE 91 days + 2.75% (with borrowings as of 2024 bearing an interest rate of TIIE 28 days + 2.75%), and maturing on June 30, 2034 (as amended, supplemented and/or restated from time to time, the “GIC I VAT Loan”).
As part of the collateral to secure the GIC I VAT Loan, the GIC I Trust granted a second ranking mortgage over GIC Private Unit 1, GIC Private Unit 4 and GIC Private Unit 5.
The GIC I VAT Loan was governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The balance of the GIC I VAT Loan was repaid in full.
Beach Club Loan
The acquisition and development of the beach club property related to the GIC Complex has been financed through the Beach Club Loan. The annual interest payable under the Beach Club Loan is equal to 10% and the loan matures on December 1, 2030. As of December 31, 2024, the outstanding principal amount of the Beach Club Loan was Ps.$410.2 million (U.S.$20 million).
As part of the collateral to secure the Beach Club Loan, Murano World granted a first ranking mortgage in favor of ALG with respect to the Playa Delfines Property where the beach club is located.
The Beach Club Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
Finamo Loans
On January 5, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to U.S.$26.0 million at a fixed interest rate of 15%, and maturing on January 1, 2030 (as amended, supplemented and/or restated from time to time, the “Finamo Loan I”). The amounts borrowed under the Finamo Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses. As of December 31, 2024, the outstanding principal amount of the Finamo Loan I was Ps.$22.3 million.
On April 9, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$100 million at a fixed interest rate of 22%, and maturing on November 15, 2025 (the “Finamo Loan II”). As of December 31, 2024, the outstanding principal amount of the Finamo Loan II was Ps.$100 million. The amounts borrowed under the Finamo Loan II were used to partially finance the start of operations of the GIC I Hotel, among other uses.
Additionally, on December 3, 2024, Murano World, as borrower, Elías Sacal Cababie and Murano PV, as joint obligors, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$144.5 million at a fixed interest rate of 22%, and maturing on December 3, 2025 (the “Finamo Loan III”, and together with the Finamo Loan I and Finamo Loan II, the “Finamo Loans”). The amounts borrowed under the Finamo Loan III were used to paid rents of hotel equipment. As of December 31, 2024, the outstanding principal amount of the Finamo Loan II and III were Ps.$100 million and Ps.$144.5 million, respectively.
The Finamo Loans are secured by GIC Private Unit 3, which is owned by the GIC II Trust.

The Finamo Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
NAFIN Loan
In order to finalize the construction and initiate operations of the GIC I Hotel, among other uses, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a loan agreement dated October 17, 2024 with Nafin, as lender, pursuant to which Nafin provided a two year loan on the aggregate amount of U.S.$70,378,283.27 at an interest rate of SOFR three months + 3.75% to 4.25% (based on the interest period), and maturing on October 17, 2027. As of December 31, 2024, the outstanding principal amount of the Nafin Loan was Ps.$1,126.8 million (U.S.$54.9 million).
As part of the collateral to secure the Nafin Loan, Murano PV caused to grant a first ranking mortgage over GIC Private Unit 4 and GIC Private Unit 5, which should be substituted for the GIC Private Unit 3 (the land of the GIC Phase II) and, therefore, the mortgages over GIC Private Unit 4 and GIC Private Unit 5 should be terminated. Additionally, Murano PV, as settlor and second beneficiary, Nafin, as first beneficiary, and CIBanco, solely in its capacity as trustee (fiduciario), entered into an irrevocable management trust agreement No. CIB/4470 (Contrato de Fideicomiso Irrevocable de Administración No. CIB/4470), dated November 11, 2024, to establish and manage a debt service reserve account for the Nafin Loan, the amounts of which are used to comply with the obligations under the Nafin Loan.
The Nafin Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
Exitus Loan
In order to refinance the Exitus Original Loans, on September 30, 2024, Murano World, as borrower, Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R. (“Exitus”) , as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a secured term loan in an aggregate amount of U.S.$18.1 million at a fixed interest rate of 15%, and maturing on December 30, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan”). As of December 31, 2024, the outstanding principal amount of the Exitus Loan was U.S.$18.1 million.
The collateral to secure the Exitus Loan consists of the Exitus Trust which estate consists of (a) cash flows arising from the Andaz Hotel Management Agreement, the Mondrian Hotel Management Agreement and the GIC I Hotel Management Agreement, (b) real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of three fractions of land located in Ensenada, Baja California, (c) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (d) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex.
The Exitus Loan are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
Sofoplus Loans
In order to repay the Sofoplus Original Loan, among other uses, on September 30, 2024, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, S.A.P.I. de C.V., SOFOM, E.R. (“Sofoplus”), as lender, in an aggregate amount of U.S.$3.6 million at a fixed interest rate of 16%, and maturing on October 1, 2026 (as amended, supplemented and/or restated from time to time, the “Sofoplus Loan I”). As of December 31, 2024, the outstanding principal amount of the Sofoplus Loan I was Ps.$73.8 million (U.S.$3.6 million).
Additionally, on January 30, 2025, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of up to U.S.$6 million at a fixed interest rate of 16%, and maturing on February 1, 2028 (the “Sofoplus Loan II”, and together with the Sofoplus Loan I, the “Sofoplus Loans”). The amounts borrowed under the Sofoplus Loan II were used to repay the original loan with Sofoplus. As of December 31, 2024, the outstanding principal amount of the original loan of Sofoplus was U.S.$5.4 million.

The Sofoplus Loans are governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.
Harry Sacal (Elías Sacal’s brother), owns 32% of Pluscorp S.A.P.I de C.V., which, in turn, owns 99% of Sofoplus. For more information about Harry Sacal’s participation in Pluscorp S.A.P.I. de C.V., see “Principal Shareholders.”
Santander Revolving Credit Facility
On March 3, 2023, Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, entered into an uncommitted line of credit agreement in an aggregate amount of U.S.$1.5 million for the use and payment of the credit granted at an ordinary interest of the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8%. The Santander Revolving Credit Facility was extended on March 27, 2024, pursuant to which Murano World obtained an additional U.S.$500,000 (five hundred thousand dollars) to its existing revolving line of credit, converting the principal amount of credit to U.S.$2 million. Murano World agreed to pay to Santander International as ordinary interest the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8% per annum for working capital. The Group repaid U.S.$500 k to the principal amount before year end 2024. On March 7, 2025, The maturity of this loan was extended for two years to March 7, 2027. The proceeds form the loan are made available by Santander to Murano World, thus the Santander Revolving Credit Facility’s. As of December 31, 2024, the outstanding principal amount was Ps.$30,694,061 (U.S.$25,335,608).
The Santander Revolving Credit Facility is governed by U.S. laws and the parties are subject to the jurisdiction of the courts of Miami Dade, Florida.
Finamo Sale and Lease Back Agreements
Based on their characteristics, the Finamo Sale and Lease Back Agreements were classified as sale and lease back agreements for accounting purposes and recognized as debt. As of December 31, 2024, Ps.$282 million was outstanding under these agreements. See “Property, Plant and Equipment” and Note 10 to the Murano Group Consolidated and Combined Financial Statements for more information about these agreements and our indebtedness.
Lease Liabilities
Coppel Lease Agreement
On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement (the “Coppel Lease Agreement”) under which, the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, in which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2024, Ps.$190.8 million was outstanding under this agreement.
We had $206.7 million of lease liabilities as of December 31, 2024. For further information on our leases, see “Note 9 to the Murano Group Consolidated and Combined Financial Statements.”
Commitments and Contingencies
We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business. While no assurance can be given as to the ultimate outcome of any litigation matters, we do not believe it is probable that a loss will be incurred and do not expect the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations.
Off-Balance Sheet Arrangements
As of December 31, 2024, we did not have any off-balance sheet arrangements.
Research and development, patents and licenses, etc.
None.

Trend Information
Other than as disclosed in “Recent Developments” and elsewhere in this prospectus, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Risk
We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than the U.S. dollar. Revenue from hotel operations is primarily received in U.S. dollars and the majority of our operating expenses are incurred locally at our properties and are denominated in Mexican pesos. Our outstanding debt borrowings are payable largely in U.S. dollars and our functional reporting currency is Mexican pesos. An increase in the relative value of the Mexican peso, in which we incur most of our costs, relative to the U.S. dollar, in which our revenue from operations is primarily denominated, would adversely affect our results of operations. Our current policy is not to hedge against changes in foreign exchange rates and we therefore may be adversely affected by appreciation in the value of the Mexican peso against the U.S. dollar, or to prolonged periods of exchange rate volatility.
We expect that a portion of our revenues will be denominated in U.S. dollars or linked to the U.S. dollar, while most of our operating expenses will be denominated in pesos. Changes in foreign currency exchange rates may become material to us in the future due to factors beyond our control.
Interest Rate Risk
We are exposed to interest rate risk as we have bank loans which are interest bearing. We currently do not have an interest rate hedging policy.
Liquidity Risk
Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.
Critical Accounting Estimates
Our Consolidated and Combined Financial Statements are prepared in accordance with the IFRS as issued by the IASB. In connection with the preparation of its Combined Financial Statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time its Combined Financial Statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that its financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ from its assumptions and estimates, and such differences could be material. We have identified several policies as being critical because they require management to make particularly difficult, subjective and complex judgments about matters that are inherently uncertain, and there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions.
All of our significant accounting policies are discussed in Note 3 to our Consolidated and Combined Financial Statements included elsewhere in this prospectus.
Information about assumptions and estimation uncertainties as of December 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes to our Consolidated and Combined Financial Statements included elsewhere in this prospectus: Note 7; Note 8; Note 11; Note 12; and Note 13.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value
The Company has certain assets measured and recognized at fair value; therefore, we evaluate the significant observable inputs and valuation adjustments annually. If third-party information, such as broker quotes or pricing services, is used to measure fair values, Murano Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.
When measuring the fair value of an asset or a liability, Murano Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety at the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
Long-lived assets
We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets when certain triggering events occur. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to earnings. When determining fair value, we use internally developed discounted future cash flow models, third-party appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Under the discounted cash flow approach we use various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs, terminal value growth rate and appropriate pre-tax discount rates based on the weighted-average cost of capital.
As part of the process, we use judgment to:
•
determine whether or not a triggering event has occurred. The final determination of the occurrence of a triggering event is based on our knowledge of the hospitality industry, historical experience, location of the property, market conditions and property-specific information available at the time of the assessment. We realize, however, that the results of our analysis could vary from period to period depending on how our judgment is applied and the facts and circumstances available at the time of the analysis; and

•
determine the projected undiscounted future operating cash flows when necessary. The principal factor used in the undiscounted cash flow analysis requiring judgment is our estimates regarding long-term growth and costs which are based on historical data, various internal estimates, and a variety of external sources and are developed as part of our routine, long-term planning process; and determine the estimated fair value of the respective long-lived asset when necessary. In determining the fair value of a long-lived asset, we typically use internally developed discounted cash flow models. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources and are developed as part of our routine, long-range planning process.

Changes in economic and operating conditions impacting these judgments could result in impairments to our long-lived assets in future periods, which could be material to our results of operation. We had Ps.$20,155.1 million and Ps.$18,520.5 million of long-lived assets as of December 31, 2024 and December 31, 2023, respectively.

Going Concern
With respect to the Murano Group Consolidated and Combined Financial Statements, the independent auditor’s separate report relating thereto contains an explanatory paragraph that states that certain circumstances raise substantial doubt about our ability to continue as a going concern and draws attention to notes 2c. and 19 of the Murano Group Consolidated and Combined Financial Statements and indicates that management has identified material uncertainties that cast substantial doubt on the ability of the Murano Group to continue as a going concern. As indicated in note 2c., as of December 31, 2024, the total current liabilities exceed the amount of total current assets, and based upon the Murano Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of the Murano Group Consolidated and Combined Financial Statements may be insufficient. These events or conditions, along with other matters as set forth in note 19 to the Murano Group Consolidated and Combined Financial Statements indicate that a material uncertainty exists that cast substantial doubt on our ability to continue as a going concern. Management’s plans regarding these matters are also described in note 2c. to the Murano Group Consolidated and Combined Financial Statements. Management continues evaluating strategies to obtain the additional funding necessary for future operations and project redesign or completion, to comply with all covenants as required by the debt instruments to which entities of the Murano Group are parties to, and to be able to discharge the outstanding debt and other liabilities as they become due. Furthermore, the Murano Group has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring. Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to its hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options that may be available to the Murano Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Murano Group. However, the Murano Group may be unable to access further equity or debt financing when needed.
Our Consolidated and Combined Financial Statements were prepared assuming we will continue operating on a going concern basis (which contemplates we will be able to meet our obligations as they become due within one year after the date the Murano Group Consolidated and Combined Financial Statements were issued). Our ability to continue as a going concern is dependent on many factors, including, among other things, improvements in our operating results necessary to comply with our financial covenant requirements, and if necessary, refinancing of existing debt, amending or modifying our existing or future financial covenants or obtaining waivers in events of breach of covenants.
As of the date of this prospectus, the following outstanding amounts are due:

Financing Instrument	Amounts Due
	MXN	USD
2031 Notes	—	—
Insurgentes Loan	—	—
Beach Club Loan	—	U.S.$1,842,466
NAFIN Loan	—	—
Finamo Loan I	—	U.S.$1,693,970
Finamo Loan II	Ps.$10,572,222	—
Finamo Loan III	Ps.$13,510,129	—
Exitus Loan	—	U.S.$1,874,810
Sofoplus Loans	Ps.$10,000,000	U.S.$212,267
Santander Revolving Credit Facility	—	—
Finamo Sale and Lease Back Agreements	Ps.$73,849,830	—
Coppel Lease Agreement	Ps.$16,872,999	—
TOTAL	Ps.$124,805,180	U.S.$5,623,513

See “Recent Developments” and “Risk Factors-Risks Related to Murano’s Business and Operating in the Hotel Industry-Our total current liabilities exceed the amount of the total current assets, which has placed significant doubt on our ability to continue as a going concern.”

BUSINESS
References in this section to “we”, “our”, “us” or “Murano” generally refer to Murano Global Investments PLC.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http:// www.sec.gov).
History and Development of the Company
Business Combination
On March 20, 2024, Murano announced the completion of the previously announced business combination with HCM, pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among Murano, HCM, Murano PV, Elías Sacal Cababie, ESAGRUP, Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877, MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, and New CayCo (the “Original Business Combination Agreement”, as amended by the First Amendment to the Business Combination Agreement, dated as of December 31, 2023, the “Business Combination Agreement”).
In connection with, and prior to, the Business Combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC”.
Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company and a wholly owned direct subsidiary of Murano (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The surviving company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.
In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of Murano ordinary shares, no par value per share (the “Murano Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire Murano Ordinary Shares (each, a “Murano Warrant”) and each Murano Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Murano Ordinary Share, and (b) will expire on the five-year anniversary of the closing date of the Business Combination (i.e., March 20, 2029).
As a result of the foregoing transactions, there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of March 20, 2024.
On March 14, 2024 Murano incorporated the entity Murano Service Operations Limited in Dublin, Ireland. The purpose of the new entity is to help Murano to optimize the performance of its operating assets by acting as a marketing and business services provider to the Murano Group.
On March 21, 2024, Murano’s ordinary shares and warrants commenced trading on the Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.
Murano Group Reorganization Prior to Business Combination
Prior to and in connection with the Business Combination, the Murano Group implemented a corporate reorganization consisting of share transfers and assignments of trust rights with the purpose of, among other aspects, Murano becoming the ultimate parent company of the Murano Group consolidating all the subsidiaries of the Group as well as being the shareholder of 99.99% of the stock of Murano PV (the “Murano Group Reorganization”).
Pursuant to the Murano Group Reorganization, prior to and in preparation for the share transfers and assignments described below: (i) Murano World, as lender, and Murano PV, as borrower, entered into a loan agreement for an amount of Ps.$34,419,809.11, to fund Murano PV’s share acquisitions; and (ii) Murano PV carried out a capital reduction in its variable capital stock in the amount of Ps.$16,363,928.

For more information about the Murano Group Reorganization transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Corporate Information
Our principal corporate offices are located at 25 Berkeley Square, London W1J 6HN, United Kingdom (+44 20 7404 4140) and at FFCC de Cuernavaca No. 20, 12 Floor, Lomas de Chapultepec, Sección III, Miguel Hidalgo, 11000, Mexico City, Mexico (+52-55-92-67-83-60). Murano Group’s website address is https://www.murano.com.mx/en/. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, even if it might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this prospectus and you should not rely on any such information in making your decision whether to purchase our ordinary shares.
The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http www.sec.gov. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink.
Recent Developments
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6 million with draws of U.S.$871 thousand and $5.1 million on January 31, 2025, and February 13, 2025. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028.
On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of U.S.$1.5 million from March 7, 2025, to March 7, 2027.
On March 12, 2025, the Issuer Trust and Tecnología en Cuentas por Cobrar, S.A.P.I. de C.V., as supervisor under the Issuer Trust, used the amounts on deposit in the debt service reserve account of the Issuer Trust to make the payment of the coupon corresponding to such date.
On April 4, 2025, Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3.3 million.
On April 22, 2025, Operadora GIC I, on behalf of itself and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event (as defined in the Indenture) due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. Such Rapid Amortization Event (as defined in the Indenture) did not result in the debt being callable under the terms of the 2031 Notes.
On April 30, 2025, the Issuer Trust gave notice to CIBanco, as trustee of the GIC I Trust, Banco Actinver, S.A., Institución de Banca Múltiple, as onshore collateral agent, and The Bank of New York Mellon, as indenture trustee, that as of the Calculation Date falling on March 31, 2025, the Debt Service Coverage Ratio was 0.55x.
As of the date of this prospectus, the Company is analyzing the risk of present and future covenant breaches under the terms of the Nafin Loan agreement, due to non-compliance with: (i) the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025, and (ii) the covenant that requires the substitution of the collateral with a mortgage over GIC Private Unit 3. The Company has been, and is actively in, discussions with NAFIN to obtain a waiver for these covenants.
As of the date of this prospectus, the Company has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring. Whilst the terms of such a debt restructuring have not yet been agreed with the Company’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The senior secured note holders of the 2031 Notes have retained a financial advisor to represent them, such discussions have been constructive, and we are working towards a resolution.
The Company has also considered alternative strategies to the current commercial arrangements with respect to its hotel operations in Cancun (including changes to the hotel management agreement and operational partners).
On June 11, 2025 we executed a Standby Equity Purchase Agreement with YA II PN, LTD, a Cayman Islands exempt limited company, as investor (“Yorkville”), pursuant to which the Company, at its own discretion, shall have the right, but not the obligation, to issue and sell to Yorkville, up to U.S.$500,000,000 of ordinary shares (“Standby Equity Purchase Agreement”). From time to time, and at our sole discretion, we may present Yorkville with notices to purchase our ordinary shares. Pursuant to the terms of the SEPA, any ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 96% of the market price, which is defined as the lowest daily VWAP of the ordinary shares during the three consecutive trading days commencing on the trading day of our delivery of a notice to Yorkville. We may also specify a certain minimum acceptable price per share in each Advance.
As consideration for Yorkville’s irrevocable commitment to purchase ordinary shares at our election and in our discretion from time to time after the date of the SEPA and prior to the third anniversary of the SEPA, upon the terms and subject to the satisfaction of the conditions set forth in the SEPA, we have issued the Commitment Shares to Yorkville. As of the date of this prospectus, we have not issued any ordinary shares to Yorkville other than the Commitment Shares.
Any sale and issuance of ordinary shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any ordinary shares that would result in it owning more than 4.99% of the Company’s then outstanding voting power or ordinary shares at any one time (the “Ownership Limitation”).
The Company is not obligated to utilize any of the Commitment Amount available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the ordinary shares and the number of ordinary shares actually sold and issued. The SEPA does not impose any restrictions on the Company’s operating activities.
Yorkville’s obligation to purchase ordinary shares pursuant to the SEPA is subject to a number of conditions, including that this prospectus be filed with and declared effective by the SEC registering the Commitment Fee Shares and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act.
The SEPA contains customary representations, warranties and covenants, conditions to closing, indemnification obligations and termination provisions. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the SEPA, and may be subject to limitations agreed upon by the contracting parties.
As of the date of this prospectus the Group did not make interest or lease payments, as applicable, under the instruments described in notes 10 (7), (8), (9), (12) (14) and (15) to the Murano Group Consolidated and Combined Financial Statements, from January to May 2025 and is seeking a waiver to deliver audited financial information required for the loan described in note 10 (8) in the short term. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date hereof. See Note 2c of the Murano Group Consolidated and Combined Financial Statements.
Standby Equity Purchase Agreement with Yorkville
On June 11, 2025, we entered into the SEPA with Yorkville.
Pursuant to the SEPA, and subject to customary conditions, we have the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the three-year period following the execution date of the SEPA, such amount of ordinary shares for an aggregate purchase price of up to U.S.$500,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 96% of the market price, which is defined as the lowest daily VWAP (as hereinafter defined) of the ordinary shares during the three consecutive trading days commencing on the trading day of our delivery of an Advance notice to Yorkville. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means for any trading day, the daily volume weighted average price of the ordinary shares for such trading day on Nasdaq.

As consideration for Yorkville’s irrevocable commitment to purchase ordinary shares at our election and in our discretion from time to time after the date of the SEPA and prior to the third anniversary of the SEPA, upon the terms and subject to the satisfaction of the conditions set forth in the SEPA, we have issued the Commitment Shares to Yorkville. As of the date of this prospectus, we have not issued any ordinary shares to Yorkville other than the Commitment Shares.
Any sale and issuance of ordinary shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any ordinary shares that would result in it owning more than 4.99% of the Company’s then outstanding voting power or ordinary shares (the “Ownership Limitation”).
The Company is not obligated to utilize any of the Commitment Amount available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the ordinary shares and the number of ordinary shares actually sold and issued. The SEPA does not impose any restrictions on the Company’s operating activities.
Yorkville’s obligation to purchase ordinary shares pursuant to the SEPA is subject to a number of conditions, including that this prospectus be filed with and declared effective by the SEC registering the Commitment Fee Shares and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act.
The SEPA contains customary representations, warranties and covenants, conditions to closing, indemnification obligations and termination provisions. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the SEPA, and may be subject to limitations agreed upon by the contracting parties.
Business Overview
On March 20, 2024, Murano completed the Business Combination described in more detail under “Corporate History and Structure.” As a result, on March 21, 2024, Murano’s ordinary shares and warrants commenced trading on Nasdaq under the symbols, “MRNO” and “MRNOW,” respectively.
We are an international development corporate group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. We also provide comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism real estate projects, among others. We have a national footprint and international outreach aimed at institutional real estate investors.
We were formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. We currently own (i) Operational Hotels in Mexico City and Cancun, (ii) Projects Under Completion in Cancun and (iii) Projects to be Developed in Cancun and Ensenada.
Operational Hotels
Our current portfolio of operational hotels (the “Operational Hotels”) consists of:
•
Andaz Hotel: the Andaz Mexico City Condesa operated by Hyatt, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Andaz Hotel has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.

•
Mondrian Hotel: the Mondrian Mexico City Condesa operated by Accor, is part of the Insurgentes 421 Hotel Complex in Mexico City. Completed in 2022 and has been operational since the first quarter of 2023, the Mondrian Hotel has 183 rooms and several amenities, including a “Terraza” bar and a “Flower Shop” coffee shop.

•	Vivid Hotel: the Hyatt Vivid Grand Island operated by Hyatt is part of the GIC I Hotel in the GIC Complex in Cancun. Recently completed and operational since April 2024, the Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms and several amenities, including one main buffet, one coffee shop, the vantage club for VIPs, seven specialty restaurants, six bars, gym, spa, one retail shop, and 1,010 sqm space for events.
The Grand Island Beach Club is part of the GIC Complex in Cancun and commenced operations in April 2024. The Beach Club provides services to the Vivid Hotel and will provide services to future hotels located in the GIC Complex.
Projects Under Completion
The Murano Group is also developing a leisure and residential complex in the GIC Complex, which is expected to include approximately 1,016 hotel rooms and 1,254 condominiums, including a convention center (under the World Trade Center brand), a water park and a beach club (the “Projects Under Completion”). In light of recent market conditions and the evolving market outlook, the Murano Group’s management and board of directors have revised the Group’s strategic development pipeline to prioritize the future development and commercialization of condominiums (residential units), as opposed to additional hotels, which we believe better serves the interests of the Company’s shareholders.
The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms under two brands: (i) 400 rooms, already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow the Group, in coordination with the hotel operator, to apply insights from the operation of the Vivid Hotel and to complete certain improvements. These include enhancements required to meet the hotel operator’s global building standards and updates to the common areas, including expanded meeting and event spaces.
The Group is currently conducting a strategic review of the GIC I Hotel. While the existing plan continues to contemplate the full buildout of 1,016 hotel rooms, the Company is evaluating whether to proceed with this plan or pursue alternative development options, including the potential replacement of the Dreams Hotel component with additional residential units. As part of this review, the Group is also assessing funding needs, potential modifications to the development pipeline, and possible adjustments to the operations and administrative services agreement with the hotel operator.
Projects to be Developed
We currently own the following projects that we plan to develop (the “Projects to be Developed”):
•
GIC Phase II: part of the new strategic pipeline, phase two is planned to consist is planned to consist of a total of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex. We expect the development of the first 466 condominiums to cost approximately U.S.$87.2 million.

•
Baja Cruise Port: Development of a cruise port with a capacity of 2 million passengers per year. The Group is in early-stage discussions regarding financing terms with a national bank and has signed a memorandum of understanding with a major global cruise line operator. We expect the development of the Baja Cruise Port to cost approximately U.S.$136 million.

•	Baja Marina: Development of a marina consisting on approximately 15,000 linear ft slip spaces. We expect the development of the Baja Marina to cost approximately U.S.$32 million.
•	Baja Retail Village: Development of Baja Retail Village with a leasable area of approximately 45,000 sqm. We expect the development of the Retail Village to cost approximately U.S.$55 million.
•
Resort Property in Baja Development Project: this resort is expected to have two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys. Based on preliminary estimates, we expect the development of the Resort Property in Baja Development Project to cost approximately U.S.$180 million. We have not yet begun the process of trying to secure financing for the development of this project. Therefore, we do not know when and if we will be able to begin construction of this project.

•
Baja Park Development Project: this industrial park project in Ensenada, will consist of 363,262 sqm of leasable space. This project is currently under evaluation, and we have not yet begun the process of trying to secure financing for its development. Therefore, we do not know when and if we will be able to begin construction of this project. We expect the development of the Baja Park to cost approximately U.S.$122 million.

The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection, with respect to the GIC I Hotel regarding potential changes to the current operations and administration services agreement).
The GIC Phase II, the Resort Property in Baja Development Project, the Baja Park Development Project, the Baja Cruise Port, the Baja Marina and the Baja Retail Village are projects that we plan to develop subject to planning and environmental approvals as well as Murano Group being able to secure financing on acceptable terms.
Our portfolio is expected to be comprised of all-inclusive resorts and residential condominiums, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of our portfolio will have a competitive advantage due to their location, amenities offering, large-scale and guest-friendly design.
Management of the Hotels
We have entered into long-term hotel management agreements with (i) Hyatt, under the Andaz brand, to operate the Andaz Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), (ii) Accor, under the Mondrian brand, to operate the Mondrian Hotel (part of the Insurgentes 421 Hotel Complex in Mexico City), and (iii) Hyatt, through Hyatt Inclusive Collection, to operate the Vivid Hotel and the Dreams Hotel (part of the GIC I Hotel in Cancun).
The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with Hyatt Inclusive Collection, with respect to the GIC I Hotel regarding potential changes to the current operations and administration services agreement).
We believe these to be world-renowned hotel management companies recognized for their high-quality service, sophisticated and innovative loyalty programs, vacation clubs, modern reservation systems and global distribution channels.
Market Opportunity
We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 14.8% of the country’s GDP. While there are multiple hotel developments that compete with us in terms of quality and geographic location within the city, most of these will be opening after 2025 and are of a smaller scale.
Cancun is the top destination in the Caribbean with more than two times the number of passenger arrivals as Puerto Rico, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will be near the historical levels seen before the COVID-19 pandemic. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry.
Competitive Strengths
We believe the following are our key competitive strengths:
Luxury Hotel Assets with Naturally Hedged Revenues at Strategic International Destinations
We own five-star upper-scale hotels, consisting of: (i) the Andaz Hotel and the Mondrian Hotel, currently operational, in the Insurgentes 421 Hotel Complex in Mexico City, and (ii) the GIC I Hotel in Cancun, consisting of the Vivid Hotel, currently operational, and the Dreams Hotel (Project Under Completion). We believe the hotels and resort properties therein represent a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, and their large-scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.
The Insurgentes 421 Hotel Complex is located in the Condesa neighborhood, one of the trendiest and most popular districts in Mexico City, Mexico’s most important business and cultural center. Surrounded by tourist attractions, landmarks, parks and a vibrant restaurant scene, Condesa is located within walking distance of Paseo de la Reforma, close to the city’s historic center and main financial district, and only 12 kilometers from Mexico City’s international airport, the country’s largest in terms of passenger traffic. GIC I Hotel all-inclusive luxury resort is located in the area between Delfines Beach and the Nichupté Lagoon in Cancun, Mexico’s leading tourist destination, next to the Iberostar Golf Club in the north of Punta Nizuc, the archeological zone of San Miguelito, and only 14 kilometers away from Cancun’s international airport, the country’s second largest in terms of passenger traffic.
The strategic locations attract substantial international demand from leisure and business visitors, including guests from the United States and Canada. Accordingly, we expect that a substantial portion of our revenues will be denominated in or linked to the U.S. dollar, while most of our operating expenses will be in pesos, providing us with a natural hedge for our U.S. dollar-denominated debt. It is market practice to quote and charge daily rates for luxury hotels in U.S. dollars in both Mexico City and Cancun.
In addition, we expect the hotels to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms and, in the case of the GIC Complex, GIC Water Park and the largest convention center in the region operated under the name of the WTCA. We have designed and believe our properties are positioned to be the preferred destination for leisure, business and group travelers.
Attractive Industry Fundamentals in the Mexican Leisure and Business Travel Sectors
Mexico is a preferred tourist destination with a consistently high level of annual visitors. During 2020, largely due to the impact of the COVID-19 pandemic, Mexico ranked second among the world’s most visited countries and first in the Americas. Prior to 2020, Mexico ranked seventh among the world’s most visited countries. Mexico’s tourism industry has shown strong and sustained fundamentals through the years. Its rich cultural and natural offering is supported by a superior tourism-related infrastructure and high connectivity with key gateway markets in the United States and Canada through well-connected airports. The country’s tourism industry has proven to be resilient even throughout the COVID-19 pandemic, which had a material adverse impact on the tourism industry globally. Mexico suffered the lowest decline in tourism out of the top 10 travel destinations in the world.
The destinations where our properties are located experienced significant growth in international tourism prior to the COVID-19 pandemic, with relatively high occupancy rates in Cancun and Mexico City. Cancun has been consistently ranked as the most popular tourist destination in the Caribbean, based on World Bank data, and one of the most visited cities in the world. It also receives a large share of visitors from the United States and Canada.
Mexico City, the country’s capital, is also a popular tourist destination, with three UNESCO World Heritage Sites containing five historic buildings dating back to the 16th century. Mexico City is known as a popular tourist destination and a technology hub characterized by a thriving modern business environment. Mexico City’s booming business scene likely results from its unique ability to offer opportunities to combine business and culture at a reasonable cost. The city is an important financial center and global economic hub and is often described as the cultural Mecca of Latin America.
As global travel and tourism continue to increase post the COVID-19 pandemic, we expect a strong and sustainable recovery in the lodging industry in Mexico. We believe that our properties are exceptionally well-located to allow them to benefit from long-term positive trends in the tourism markets of Cancun and Mexico City.

Long-term Strategic Partnerships with World Class Designers, Construction Companies, and Hotel Operators with Global Premium Hospitality Brands
We benefit from the experience and expertise of our internationally recognized design, construction, engineering, and project management partners. The GIC Complex has been designed by HOK-the largest U.S.-based design, architecture, engineering and urban planning firm-and GIC Complex’s landscaping, outdoor amenities and aquatic parks have been designed by EDSA, a renowned U.S.-based planning, landscape architecture and design firm. The supervision of the construction and engineering process is managed by Ideurban, a leading construction management firm with over 70 years of experience managing the construction of emblematic hotels in Mexico, including the St. Regis Ciudad de Mexico, St. Regis Punta Mita and Westin Brisas Ixtapa. We believe the skills and capabilities of these partners and their substantial experience successfully designing, constructing, and managing premier quality hotels and resorts enhances the value of our properties.
Hyatt is the largest operator of luxury hotels in Mexico and the Caribbean, and of luxury all-inclusive resorts in the world. As of December 31, 2024, Hyatt had 71 hotels in Mexico, 53.5 million Loyalty program members, and presence in over 76 countries across the globe. Accor is a leading hotel management service provider with more than 851,000 rooms across 110+ countries and more than 110 hotels in the pipeline for LatAm.
Hyatt and Accor are industry-leading hotel operators with world-renowned premium hotel brands and by partnering with them we expect to maximize the cost structure and performance of our properties by leveraging their superior customer-oriented approach, marketing capabilities and profound experience as hotel operators. More specifically, their sophisticated loyalty and vacation club programs, modern and robust reservation systems, global distribution channels, marketing infrastructure, effective product segmentation and strong customer awareness will position our properties among the top hotels and resorts in Mexico City and Cancun.
Insurgentes 421 Hotel Complex
The Andaz Hotel is operated by Hyatt under the Andaz brand (owned by Hyatt), who has a strong combination of global loyalty programs and local know-how in the location. Additionally, the Mondrian Hotel is operated by Accor under the Mondrian brand (owned by Accor) as its first luxury hotel property in Mexico City, making the location its flagship hotel in Latin America. As such, we believe Accor will have strong incentives to provide high-quality management. Though the Andaz Hotel and the Mondrian Hotel are separate hotels and operators, both brands coexist within the same building, allowing for operating efficiencies, a wider product offering and capturing a larger target market.
In addition, to maximize our partnership with Hyatt and Accor we have structured long-term hotel management agreements. Accor’s agreement for the Mondrian Hotel includes a fee arrangement tied to occupancy and performance targets consistent with the quality of the property, based on a minimum amount of adjusted gross operating profit. As part of that agreement, Accor will be entitled to a base fee of 2.0% of gross revenue the first year, as well as fees related to food & beverage (up to 2% of gross revenue per annum); in addition, Accor will be paid an incentive fee of 15% over the special adjusted gross operating profit (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by OHI421 Premium in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel)).
In respect of the Andaz Hotel, Hyatt will be entitled to a base fee as follows: (a) (i) 1.6% of gross revenue in the first fiscal year, (ii) 2.1% of gross revenue in the second fiscal year, and (iii) 2.6% of gross revenue in the third and subsequent fiscal years; and (b) a royalty fee of 0.4% of gross revenue per annum. In addition, Hyatt is entitled to an incentive fee payment if the gross operating profit margin exceeds 20.01%. The incentive fee will be based on a percentage of annual gross profits, with multiple step-ups capped at 10% when gross operating profit margin exceeds 40%.
GIC Complex
The GIC I Hotel is operated by Hyatt, through Hyatt Inclusive Collection, under the Dreams (family oriented) and Vivid (adults only) brands. As the leading luxury all-inclusive resort operator in Mexico, Hyatt is also a top U.S. seller of all-inclusive vacation packages. Via its Apple Leisure Group subsidiary driven by loyalty and growth of the customer base, Hyatt offers the end-to-end solutions: (i) Inclusive Collection, the world’s largest portfolio of luxury all-inclusive resorts, (ii) ALG Vacations, a booking platform that provides all-inclusive vacation experiences including flights, transport, excursions, and resort packages, and (iii) Unlimited Vacation Club, a membership program providing exclusive offers at all of their all-inclusive luxury resort properties.
Regarding the GIC I Hotel and GIC II Hotel, Hyatt will be entitled to 3% of annual gross revenue and an incentive fee equal to 10% of annual gross profit. The intention of Murano is to terminate the GIC II Hotel Management Agreement.
Committed Sponsor and Experienced Management Team with a Solid Track Record
The Murano Group is an experienced real estate developer dedicated to acquiring, developing, and owning high-end residential properties, luxury hotels, and industrial real estate in Mexico. Murano Group’s current portfolio of city and beach properties spans the country’s most popular and desirable cities. Since its formation in 1999, Murano Group has sold 2,174 condominiums, and has developed, or is in the process of developing, multiple resorts and hotels. It has also invested over U.S.$64.6 million in its landbank and constructed over 465,555 sqm, investing U.S.$435.7 million in aggregate.
Green Certified Hotels with a Long-Term Commitment to Sustainability
The Andaz Hotel and the Mondrian Hotel have received the EDGE Green Building Certification. Excellence in Design for Greater Efficiencies (“EDGE”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters on-site. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.
Investment Grade Property Insurance Providers
The properties are covered by top investment grade insurance providers. The GIC I Hotel is covered by Seguros Banorte, S.A. de C.V. and the Andaz and Mondrian Hotels in Mexico City are covered by Compañía de Seguros Generales Everest México, S.A. de C.V. The insurance policies are designed to uphold high standards of coverage, including: (i) full building replacement cost, (ii) building, improvements and adaptations, contents and consequential losses, and (iii) covered risks including earthquake, hydro-meteorological and fire.
Business and Growth Strategies
Maximize Profitability through Active Asset Management
We intend to continually improve the operating performance and profitability of our portfolio. To do so, together with the hotel operators, we will seek to identify revenue-enhancement opportunities and drive cost efficiencies to maximize the operating performance, cash flow, and value of each property. As active owners, we provide direction and oversight to the hotel operators and continuously evaluate their plans and strategies, including those to be implemented to optimize the performance of each property. To that end, we will regularly conduct sales, marketing, and financial performance reviews designed to identify strengths and weaknesses that can be addressed to enhance property performance and conduct periodic on-site meetings with property and regional personnel and in-depth operational reviews focused on identifying new and ongoing margin improvement initiatives.
Maintain a Stable and Efficient Capital Structure
We are committed to maintaining a capital structure in line with our cash flow generation while providing attractive returns for our shareholders. We seek to tailor our debt portfolio to ensure a reasonable cost of capital, and to match the long-term nature of our asset base. We are also focused on maintaining appropriate levels of liquidity.

Leverage Our Partnerships with Leading Industry Hotel Operators to Drive Occupancy, ADR and RevPAR Growth
We leverage our partnerships with Hyatt and Accor and utilize their world-renowned brands, depth of experience, unique understanding of resort operations, track record in our specific markets, robust reservation and marketing infrastructure and networks, effective product segmentation, vacation club services, loyalty programs, and strong customer awareness. We believe these experienced operators will deliver a distinctive lodging experience to our hotel guests, and their operational expertise will drive occupancy, ADR and RevPAR growth at our properties. We also believe their substantial experience and expertise in our markets will mitigate the hotel integration and utilization risk that may otherwise exist with new entrants in the competitive Mexico City and Cancun markets.
Diversify our Revenue Mix
We expect to capitalize on the state-of-the-art amenities at the hotels, as well as their strategic locations, to diversify our revenue mix. We expect the superior amenities at our properties, including restaurants, bars, spas, and facilities for large conferences, banquets, and weddings, will provide an additional source of operating cash flows and reduce overall sensitivity to seasonal changes in demand for lodging among leisure and business travelers. We also believe that the operation of the properties of the hotels under different brands that target different demographics and customer preferences will further diversify our sources of revenue.
Integrated ESG Strategy, Environmental Certifications and Green Bond Framework
We expect to implement an integrated environmental and corporate governance (“ESG”) strategy. We recognize that developing real estate assets is a high-impact industry with respect to environmental, social and governance factors. Consequently, we have adopted a construction model that includes sound environmental features in our buildings by controlling our construction process, focusing on the environmental performance of our properties, and emphasizing energy efficiency.
Our strategy relies on innovation and sustainability as the fundamental pillars to develop our projects, which will drive us to generate value while designing and operating highly efficient and sustainable hotels. We will implement projects that engage sustainable construction, champion social priorities related to construction, and serve as a model for ethical governance in the real estate and hospitality sector. In order to have a clear and constant assessment of the implementation of these practices, we will use commercially reasonable efforts to have all our properties certified by EDGE.
Furthermore, we prioritize social, environmental, and biodiversity issues in all the locations in which we operate. Our corporate social responsibility activities have the ultimate goal of positively impacting one or more of the 17 United Nations’ Sustainable Development Goals, with a focus on those sustainable development goals for which it has a greater responsibility, such as creating more sustainable cities, promoting innovation in industrial sectors and fighting climate change, in the context of the environment in which we operate and the nature of our business as a real estate developer.
Develop and Maintain Dialogue with all Stakeholders in the Community and Protect the Environment
We intend to continue to work proactively to identify, evaluate, and work to control all safety risks and prevent any negative impact on our Group’s employees and contractors, as well as the communities and the environment in the vicinity of our existing assets. We intend to continue to follow strict policies for environmental protection in our operations aligned with applicable laws and regulations and international sustainable business practices. We intend to develop trustworthy relationships based on transparency and mutual benefit with our communities, workers, subcontractors, suppliers, guests, and all of our relevant stakeholders.
Description of the Properties
See “Business. Property, Plant and Equipment” below for descriptions of our properties and the construction methods, material agreements and project agreements related to our properties.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for descriptions of the existing indebtedness related to our properties.

Insurance
Murano Group’s resorts carry what Murano Group believes are appropriate levels of insurance coverage for a business operating in the lodging real estate industry in Mexico. This insurance includes coverage for general liability, property, workers’ compensation and other risks with respect to Murano Group’s business and business interruption coverage.
This general liability insurance provides coverage for claims resulting from Murano Group’s operations, goods and services, and vehicles. Murano Group believes these insurance policies are adequate for foreseeable losses, and on terms and conditions that are reasonable and customary with solvent insurance carriers.
Competition
Our hotels will compete with other hotels for guests in each of their markets on the basis of several factors, including, among others, location, quality of accommodations, convenience, brand affiliation, room rates, service levels and amenities, and level of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under premium brands in the segments in which we operate. We believe that hotels such as the hotels in our portfolio, that are affiliated with leading national and international brands, such as the brands of Hyatt and Accor, enjoy the competitive advantages associated with operating under such brands. Increased competition could harm our occupancy and revenues and may require us to provide additional amenities or make capital improvements that we otherwise would not have to, which may materially and adversely affect our operating results and liquidity.
The existing and upcoming luxury hotel offerings are aligned with the vibrant pulse of the city, providing a deep connection to the local culture and unique experiences. Andaz Condesa and Mondrian Condesa embody this vision, delivering high-end hospitality with a focus on contemporary design and cultural integration. In the coming years, these hotels are expected to continue benefiting from the dynamic luxury market in the area, with potential increases in rates as competition and demand for authentic and sophisticated experiences continue to grow.
Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2024, which have surpassed those seen before the COVID-19 pandemic by approximately 14%. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, per the most recent available data for June 2023 shows 35,250 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. By 2023, passenger arrivals in Cancun had already surpassed 2019´s figures.
Seasonality
The seasonality of the lodging industry and the location of Murano’s resorts in Mexico and the Caribbean generally result in the greatest demand between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.
Marketing
The commercial strategy for Hyatt Vivid Grand Island emphasizes targeted promotions across key markets, including the USA, Canada, Asia, Latin America, and Europe, supported by major campaigns like “Savor the Sunshine” and partnerships with OTAs and tour operators. The hotel focuses on growing segments such as weddings, golf, and MICE, while leveraging direct channels and loyalty programs like World of Hyatt. Customized offers for niche markets and exclusive UVC promotions further enhance demand generation and brand positioning throughout the year.
The commercial strategy for Mondrian Mexico City Condesa prioritized maximizing the average daily rate and departmental profits through dynamic pricing and cost control, while securing corporate and incentive group business despite space limitations. Direct booking campaigns such as “Book Direct & Save” and “Suite

Savings” drove growth in the average daily rate, complemented by aggressive pricing strategies through online travel agencies and wholesale channels to build occupancy. Marketing efforts boosted visibility and conversions through digital channels, social media, and targeted email campaigns.
The commercial strategy for Andaz prioritized revenue growth in the transient and group segments through loyalty promotions, negotiated corporate rates, and strong wholesaler partnerships, while mitigating shortfalls in banquets. Key accounts and online travel agencies drove demand, supported by proactive sales blitzes and digital marketing campaigns. Expense control and dynamic pricing further enhanced profitability despite challenges in the group and events business.
Cyclicality
The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry’s performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on Murano’s business, financial condition, liquidity and results of operations. Further, many of the costs of running a resort are fixed rather than variable. As a result, in an environment of declining revenues, the rate of decline in earnings is likely to be higher than the rate of decline in revenues.
Intellectual Property
Murano and its affiliates own rights to trademarks, trade names, and service marks that they use in connection with the operation of their business, including their corresponding names, logos, and website names and addresses. Other trademarks, trade names, and service marks, including those of Mondrian, Hyatt Hotels Corporation and Hyatt. Murano and its affiliates have rights to copyrights that protect certain content related to their business and products. In the highly competitive lodging real estate industry in which Murano and its Affiliates operate, trademarks, service marks, trade names and logos are very important to the success of their businesses.
Environmental Matters
Murano Group is subject to Mexican laws that address a wide variety of issues, including those that impose liability for contamination at Murano Group’s resorts, and those regulating the use and disposal of hazardous regulated substances and wastes. Murano Group may incur costs to comply with environmental laws and regulations, and could be subject to fines and penalties for non-compliance with applicable laws.
Our operations are subject to laws, regulations, rules and standards, including those related to ecological ordinance, environmental impact and risk assessments, municipal and/or forest land use changes, air pollution, flora and fauna conservation, efficient or rational use of natural resources, health and safety matters, and to oversight by various federal, state and/or local environmental authorities in each of the places in Mexico in which we operate. See “Risk Factors-Risks Related to Murano’s Business and Operating in the Hotel Industry-Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”
These laws and regulations require that we obtain and maintain (as applicable) several permits in connection with the site preparation, construction and operation of our businesses, which can sometimes be conditioned to the fulfillment of affirmative covenants so that they become in full force and effect and we can initiate construction. We believe we are in material compliance with obligations applicable to our projects established in environmental laws and regulations.
Relevant environmental authorities
Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) is the federal environmental regulator with authority to formulate and implement environmental policies as well as to grant environmental permits that fall under their jurisdiction, including environmental impact authorizations to engage in certain activities such as real estate developments (housing, hospitality, etc.) in coastal environments, forest land use change approval, the registration as a hazardous waste generator and the approval of plans for remedial action in contaminated sites.
The Attorney General’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) functions as SEMARNAT’s enforcement arm with authority to undertake inspection visits, impose sanctions for breaches to federal environmental laws and regulations, halt a non-complying development or bring legal actions in court seeking remediation or compensation for environmental damages. Mexican environmental legislation follows the “polluter pays” principle.
Each state and local authority has equivalent Secretariats, Ministries or Departments to those at the federal level mentioned above.
Environmental legal framework
Federal Congress has been granted powers to enact laws establishing concurrent authority among the Federal, state, municipal governments as well as those of the administrative areas (demarcaciones territoriales) of Mexico City in matters related to the protection of the environment, the preservation and restoration of ecological equilibrium. The General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), or LGEEPA, is the foundational statute of the Mexican environmental regulatory framework. Through this law, the Federal Congress has distributed powers and functions among all three levels of government and has established overarching policies and instruments to regulate environmental matters, including permits. Development regulations to legal provisions in the LGEEPA are encompassed in a number of Regulations to the LGEEPA on matters of air emissions, environmental impact evaluation, environmental noise and voluntary environmental audits that can lead to certifications.
Other relevant environmental laws which may apply to our business are:
•	The General Law on Sustainable Forest Development.
•	The General Law for the Prevention and the Integral Management of Waste.
•	National Waters Law.
The environmental legal framework in Mexico is supplemented by many international conventions, treaties and agreements on environmental protection. These international instruments, upon ratification by the senate, become a part of Mexican law.
Technical standards establishing binding specifications, standards, values, and characteristics applicable to any product, process, service, or activity supplement the environmental legal framework. These standards colloquially called NOMs dictate maximum allowable pollutant limits and list hazardous waste, substances, endangered species, etc.
In addition, the Mexican state congresses may issue specific environmental laws and regulations on those matters falling under their respective jurisdictions which are not expressly reserved for the federal jurisdiction. Local ordinances may also be imposed and applied at a municipal level.
Core project approvals for site preparation, construction or refurbishing, and operation of our Mexico City and Cancun hotels in matters of environmental impact, forest land use change, and air emissions have been or are in the process of being secured. For example, certain of our affiliates are in the process of obtaining new or extensions to environmental-related permits applicable to its properties and or for the operation thereof, including the Comprehensive Environmental License for Mexico City (Licencia Ambiental Única para la Ciudad de México) for the hotel operating in Mexico City and the Environmental Operational License for fixed sources of emissions by the Ministry of Ecology and Environment of the state of Quintana Roo. We do not currently anticipate material obstacles in the obtaining of these or other permits that will be required for future stages of our projects.
We endeavor to ensure that all of our business operations and projects are in material compliance at all times with the applicable environmental laws, regulations and governmental directives, and with our own environmental covenants. We believe that we are taking appropriate measures to ensure compliance, nonetheless, due to the complex nature of the environmental legal framework applicable to our operations, and that we are subject to oversight by several Federal, state and local environmental authorities, it is possible that we may from time to time discover that we have failed to obtain, renew or fulfill our obligations under any material permit required for the operation of our projects, requiring us to take action as soon as practical. We are currently working on a specific review of some of our environmental permits to determine whether affirmative actions are required to correct deviations and inconsistencies detected between our federal environmental impact authorization for our hotels in Cancun and municipal permitting for construction.
Regulatory Overview
General
Our hotels are subject to various Mexican federal, state and local laws, ordinances and regulations, including regulations relating to zoning, fire and safety requirements, among others. We believe that each of our hotels has the necessary permits and approvals to operate its business. See “Risk Factors-Risks Related to Murano’s Business and Operating in the Hotel Industry-Our properties and operations are subject to extensive environmental, health and safety laws and regulations.”
In Mexico, each of our hotels is granted a business license by both the state and the municipality to operate locally. We must also register each of our hotels and the rates charged by each of them with the Mexican National Tourism Registry (Registro Nacional de Turismo), together with any related services such as restaurants and bars provided by such hotel. State and municipal laws in Mexico also regulate fire safety. Additionally, each of our hotels is required to have sanitation licenses and hotel construction projects are required to have a construction license and must comply with several zoning and land-use regulations. We believe that we are in material compliance with all applicable sanitation and construction licenses in Mexico, and zoning and land-use regulations applicable to our operations.
In addition, our operations are subject to consumer protection regulations such as the Federal Law of Consumer Protection (Ley Federal de Protección al Consumidor) and other regulations issued by the Mexican Consumer Protection Agency (Procuraduría Federal del Consumidor).
Approvals from state and municipal regulatory entities are necessary at almost every stage of construction of a hotel. Generally, development requires, among other approvals: (i) approval of preliminary development, which includes authorization of the design and the use of the land, as well as preliminary agreements with Comisión Federal de Electricidad (the Mexican government-owned electricity company), water organisms at state or municipal levels for water, wastewater collection, treatment and disposal in order to provide the development with energy, water and connection to the sewage system, respectively; (ii) approval of the subdivision of land, as applicable; and (iii) a construction license.
Finally, in addition to the regulations described above, each of our hotels is subject to extensive federal, state and municipal regulations and on a periodic basis, we must obtain various licenses and permits, including, but not limited to, those relating to the operation of restaurants, swimming pools, fitness club facilities, parking garages, the sale of alcoholic beverages, advertisement and occupational health and safety.
We believe that the Insurgentes 421 Hotel Complex and GIC Complex (up to its current development stage) are in material compliance with applicable laws and regulations and has obtained all applicable licenses and permits and that our business will be conducted in substantial compliance with applicable laws.
Expropriation and Dispossession
In Mexico, the government has the authority to expropriate properties or assets if there are justified public interest or national security reasons. Under Mexican applicable law including, among others, the Mexican Constitution and Expropriation Law (Ley de Expropiación), the government is required to indemnify the owner of the property subject to expropriation. If there is disagreement in connection with the indemnification amount, the determination of such amount may be submitted to a judicial authority. There are no specific rules with respect to the indemnification amount we would receive in the event of expropriation, in the understanding that such indemnification must be paid between the following 45 business days to the publication of the expropriation decree. In addition, under the Mexican Constitution and Mexican applicable law, we may be dispossessed of the properties by the Mexican government if tenants engage in certain criminal activities within the properties. As of June 30, 2021, none of the properties were subject to an expropriation or dispossession proceeding.

Overview of Mexico and the Mexican Lodging Industry
Macroeconomic Overview
During 2024, the Mexican economy continued to expand despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, high interest rates and adverse economic effects from global conflicts. Mexico’s real GDP increased by 0.2% in the three months ended March 31, 2025, vs. the prior three-month period ended December 31, 2025. Real GDP is expected to grow up to 0.4% in the twelve-month period ending December 31, 2025.
Moreover, Mexico continues to show a robust labor market with an unemployment rate was 2.2% as of March 31, 2025, a 0.2% decrease from the rate as of December 31, 2024. As of March 31, 2025, the economically active population in Mexico (fifteen years of age and older) was 61 million. As of March 31, 2025, the minimum wages in Mexico, as applicable since January 1, 2025, were Ps. $419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12% and 12%, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024.
Mexico’s sovereign ratings were fully investment grade as of March 31, 2025, standing at a Baa2 with “negative” outlook by Moody’s, a BBB with a “stable” outlook by S&P, and a BBB- with a “stable” negative outlook by Fitch.
Market Opportunity
We believe there is an extraordinary market opportunity for our hotels, which are located in the two largest business and leisure destinations in Mexico. Mexico City is a significant cultural center and business hub representing approximately 14.8% of the country’s GDP, per the most recent data for the twelve-month period ending December 31, 2023.
Cancun is the top destination in the Caribbean with more passenger arrivals than Dominican Republic, its closest competitor. We estimate that total passenger traffic in Cancun in upcoming years will maintain its levels achieved in 2024, which have surpassed those seen before the COVID-19 pandemic by approximately 14%. In the last several years, the number of total passengers visiting Cancun has grown at a considerably higher pace than the number of hotel rooms, creating an opportunity in the hospitality industry. Available hotel rooms in Cancun, per the most recent available data for June 2023 shows 35,250 available hotel rooms, compared to 35,115 available hotel rooms in 2019, prior to the COVID-19 pandemic. By 2023, passenger arrivals in Cancun had already surpassed 2019´s figures.
The Mexican Lodging Industry
The travel & leisure sector is a key economic engine for the Mexican economy, representing 8.6% of its GDP as of 2023. International arrivals to Mexico have quickly recovered, standing just 0% above pre-pandemic levels and showing positive momentum with a 7% increase against 2023. Overall occupancy levels in Mexico have also quickly rebounded almost reaching pre-pandemic levels as of March 31, 2025.
Mexico is the most visited destination in Latin America and the 6th most visited country in the world by international tourists.

Ranking 2024	Country	2024	2023	2019	% Δ 2023	% Δ 2019
1	France	102 m	100 m	91 m	2%	12%
2	Spain	94 m	85 m	84 m	10%	12%
3	United States	72 m	66 m	79 m	9%	-9%
4	Turkey	61 m	55 m	51 m	10%	18%
5	Italy	58 m	57 m	65 m	16%	-10%
6	Mexico	45 m	42 m	45 m	7%	0%
7	Germany	38 m	37 m	40 m	8%	-5%
8	Japan	37 m	25 m	32 m	47%	16%
9	Greece	36 m	33 m	31 m	10%	15%
10	Thailand	36 m	28 m	40 m	26%	-11%

Source: World Tourism Organization

In the three-month period ending March 31, 2025, Mexico’s incoming tourism base mainly comprises visitors from investment grade, hard currency denominated countries such as the United States, Canada, Argentina, Colombia, and the United Kingdom.

Source: Mexico’s Ministry of Tourism
Moreover, Mexico City and Cancun continue to be the top Mexican destinations for international tourists to Mexico. These cities together represented approximately 61.4% of total airport arrivals in Mexico during the three-month period ending March 31, 2025; and Cancun remains the most visited Caribbean destination by passenger arrivals. The trend is expected to continue as there has been a strong flow of foreign direct investment into short-term stay projects to meet increasing visitor demand. During the twelve-months ended December 31, 2024, 7.4% of all foreign direct investment in Mexico was destined for tourism short-stay projects, an increase of 0.6% compared to the same period in 2023. Additionally, both cities, Mexico City and Cancun, continue to show higher occupancy levels compared to the rest of Mexico.

60%
73%
66%
26%
33%
24%
41%
57%
35%
57%
76%
53%
59%
76%
58%
59%
74%
60%
59%
78%
53%
2019
2020
2021
2022
2023
2024
Ene-Feb 2025
Mexico
Cancun
Mexico City

Source: INEGI, Mexico’s Ministry of Tourism

C.	Organizational Structure
The following diagram sets forth our current corporate structure following the Business Combination and related corporate reorganization, including the subsidiaries of Murano:

Description of the Properties
Hotels
Insurgentes 421 Hotel Complex
The Insurgentes 421 Hotel Complex is located in Colonia Condesa, a trendy and upscale neighborhood in Mexico City that is surrounded by tourist attractions, landmarks, parks and a vibrant restaurant scene. Condesa is within walking distance of the Roma neighborhood and Paseo de la Reforma, one of the city’s main avenues, close to the city’s historic center and main financial district, and only 12 kilometers away from Mexico City’s international airport.
The building where the Insurgentes 421 Hotel Complex is located was built in 1961 and designed by José Luis Benlliure, a renowned Spanish architect, painter and sculptor. This historic building, formerly known as the Aristos, has long been considered an icon of the city’s architectural style and was declared part of the artistic heritage of Mexico City by the National Institute of Fine Arts (Instituto Nacional de Bellas Artes) and the Ministry of Housing and Urban Development (Secretaría de Desarrollo Urbano y Vivienda). Murano Group acquired the building in 2006 and began conversion of the property into an upscale international business hotel in 2018. The development of the Insurgentes 421 Hotel Complex was completed in the last quarter of 2022 and became operational in the first quarter of 2023.
The Insurgentes 421 Hotel Complex consists of three independent buildings connected by a central square. The first building faces West and is located on Avenida de los Insurgentes. It is 55 meters high and consists of a Lower Ground and 16 floors with 213 rooms, which is operated under the Andaz brand, focused on business travelers. The second building faces North and is located on Aguascalientes Street. It is 34.45 meters high and consists of a Ground Floor and nine floors with 183 rooms, which is operated under the Mondrian brand, which is geared toward lifestyle tourism and sophisticated leisure travelers. The third building faces South and can be accessed from the central square. It consists of a lower ground and three floors encased by a large crystal ballroom. The Insurgentes 421 Hotel Complex also has an underground garage accessible from Aguascalientes Street.

The Andaz Hotel is operated by Hyatt, has 213 rooms and several amenities, including a sky bar “Cabuya Rooftop”, multiple restaurants, an auditorium, breakout rooms, a business center, a pet friendly area and restaurant for pets, the “Wooftop”, a gym and a spa. It also has a 954.31 sqm ballroom with a crystal dome with a capacity for 49 tables and 588 guests.
The Mondrian Hotel is the first luxury Accor hotel in Mexico and its flagship location in Latin America. Pursuant to the Hotel Management Agreement with Accor, 183 rooms are operated under the Mondrian brand.
According to the appraisal report for 2024, the market value of the Insurgentes 421 Hotel Complex property was U.S.$107.4 million and this valuation was adopted as of December 31, 2024.
The Group had invested U.S.$121.4 million to complete the development of the Insurgentes 421 Hotel Complex.
GIC Complex
The GIC Complex, once fully developed, is expected to be a large-scale hotel and residential complex situated in the area between Delfines Beach and the Nichupté Lagoon in Cancun. Its strategic location-one of the closest five-star developments to the Cancun International Airport and in proximity to the city’s major entertainment areas-combined with state-of-the-art design and premium amenities, positions it as a flagship destination in Cancun. Envisioned as a destination within a destination, the GIC Complex will include all-inclusive hotel resorts, residential components, and an array of offerings designed to cater to both leisure and business travelers of all ages.
In light of recent market conditions and the evolving hospitality landscape, the Murano Group’s management and board of directors have updated the Group’s strategic development pipeline to prioritize the development and commercialization of residential units. The GIC Complex is being developed in two phases. Phase one, which is nearing completion, was initially planned to include 1,016 hotel rooms across two brands: (i) 400 rooms already operational under the “Vivid” brand, an adults-only concept; and (ii) 616 rooms under the “Dreams” brand, a family-friendly offering. The opening of the Dreams Hotel has been delayed to the fourth quarter of 2025 to allow for targeted improvements based on operational insights from the Vivid Hotel and to align with the hotel operator’s global standards. These enhancements include upgraded common areas and expanded meeting and event spaces.
At present, the Group is conducting a strategic review of the GIC I Hotel. While the initial plan continues to contemplate the full buildout of 1,016 hotel rooms, the Group is evaluating whether to maintain the current plan of the Vivid Hotel and the Dreams Hotel or pursue alternative development strategies-such as converting part of the hotel component into additional residential units. This review also includes an assessment of funding needs, potential changes to the development timeline, and any necessary amendments to the operations and administrative services agreement with the hotel operator.
Cancun remains the premier destination in the Caribbean due to its accessibility from major international markets, including numerous daily direct flights from the United States, Canada, and Europe. The total number of passengers visiting Cancun has consistently outpaced the growth in hotel room inventory, creating a compelling opportunity in the region’s hospitality and residential markets. Given the GIC Complex’s appeal to international visitors and the dynamics of the local market, we currently expect that substantially all of its revenues will be denominated in U.S. dollars.
GIC I Hotel
The GIC I Hotel will feature 1,016 rooms across two hotels, with views of the ocean, lagoon, and/or adjacent golf course owned by Iberostar.
The Vivid Hotel is an adult-only brand all-inclusive hotel categorized as five-star upper scale with 400 rooms operated under the Vivid brand and which opened in April 2024. The Dreams Hotel is expected to be completed and operational in the fourth quarter of 2025 and will be a family-friendly brand hotel categorized as five-star upper scale with 616 rooms operated under the Dreams brand.
When fully operational, the GIC I Hotel is expected to have the following amenities: A beach club, two rooftop terraces each with a bar, eight specialty restaurants, two coffee shops, two premium lounge bars for VIPs, two extra bars next to the specialty restaurants, two buffet restaurants, two pool restaurants, two gyms plus a jungle gym, two lobby bars, two sunset bars, two cavas, two swim-up bars, a kids club, a barefoot grill, a ceviche outlet, a food truck, two snack bars, a terrace lounge, two retail stores, a wedding terrace, a jogging track, two areas for breakout rooms of 200 sqm each, a 400 sqm space for events indoors with a 650 sqm terrace overlooking both the lagoon and the golf course, a water park with five slides + one whirlpool for kids and adults, one splash pad for toddlers and one kids area with smaller slides, one sand box area, three pickleball courts, one padel court, two beach volleyball courts, one pet garden and one sky pool. Adjacent amenities forming part of the GIC Complex will include the GIC WTC and direct access to the golf course owned by Iberostar.
The GIC I Hotel is located within walking distance of Delfines beach and close to the El Rey Archaeological Zone and National Park. The GIC I Hotel is operated by Hyatt’s subsidiary Hyatt Inclusive Collection, which is an industry leader in the luxury resort destination category with over 102 properties, more than 21,302 guest rooms and suites and the largest portfolio of hotel brands, and has grown to become one of the leaders in the resort operations sector in Mexico and the Caribbean, based on 2021 year-end projections as of July 31, 2021. Hyatt Inclusive Collection operates luxury resorts under all-inclusive plans in Mexico, Jamaica, the Dominican Republic, Costa Rica, Curaçao and Panama, and is one of the fastest-growing operators in luxury tourism offering all-inclusive plans across North America.
Hyatt Inclusive Collection is part of Hyatt and Apple Leisure Group, the top U.S. seller of all-inclusive vacation packages worldwide. In 2020, Apple Leisure Group had approximately 3.2 million passengers through its tour companies and is the leading North American leisure travel and resort brand management group. In addition to Hyatt Inclusive Collection and its tour companies, Apple Leisure Group operates a carrier and services company and a vacation club with more than 60,000 members. Under the existing plan, which is currently subject to a strategic review, we estimate that, upon completion, the GIC I Hotel will have 1,016 rooms: (i) 400 keys corresponding to the Vivid Hotel, operated under the Vivid brand; and (ii) upon completion, 616 keys corresponding to the Dreams Hotel, will be operated under the Dreams brand.
According to an appraisal report issued by Vaproy, a real estate consulting and appraisal firm, the market value of the GIC I Hotel on December 31, 2024, is Ps.$11,511 million (U.S.$561.2 million).
GIC Phase II
Phase two is planned to consist of approximately 1,254 condominiums, divided into four condominium towers with partial views of the ocean, lagoon and/or adjacent golf course owned by Iberostar. The list of amenities includes pools, tennis court, volleyball court, snack bar, firepits, jungle gym, pet garden, spa, coworking rooms, among others. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.
GIC Complex’s Adjacent Amenities
In addition to the GIC Complex’s amenities described above; the GIC Complex will include the GIC World Trade Center (a convention center under the WTCA name), and leverage the growing and under-satisfied demand for business facilities in Cancun.
Design of the GIC Complex
The GIC Complex has been designed by HOK Group, Inc. (“HOK”), the largest U.S.-based design, architecture, engineering and urban planning firm. HOK has been recognized for six consecutive years on the American Institute of Architect’s (AIA) “Top 10 Green Projects List,” one of the industry’s best-known awards program for sustainable design excellence. The landscaping, outdoor amenities and aquatic parks have been designed by EDSA, Inc. (“EDSA”), a renowned U.S.-based planning, landscape architecture and design firm.
The Resort and Industrial Park in Baja Development Project
The Group has also evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:
-	Development of a cruise port with a capacity of 2 million passengers per year. The Group has signed an MOU with a major global cruise line operator.

-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing purposes.
-	Development of Baja Retail Village for leasing purposes
-	Development of two five-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.
The project is currently under evaluation, and we have not yet begun the process of securing financing for completion. Therefore, we do not know when and if we will be able to begin construction of this project.
Asset Management of our Properties
We employ a proactive asset management approach to maximize the performance of our hotels through revenue enhancement and cost-containment measures. As committed owners, we provide direction and oversight to the hotel operators and continuously evaluate their plans and strategies, including those to be implemented to optimize the performance of each of our properties. To that end, we regularly conduct sales, marketing, and financial performance reviews designed to identify strengths and weaknesses that can be addressed to enhance property performance and conduct periodic on-site meetings with property and regional personnel, and in-depth operational reviews focused on identifying new and ongoing margin improvement initiatives.
Construction
The Murano Group has engaged or will directly engage with experienced contractors to carry out the construction of the Projects Under Completion. In addition, we have engaged Ideurban as manager and supervisor of the construction of the project. With more than 70 years of experience, Ideurban is one of Mexico City’s leading urban development companies delivering a complete range of integrated real estate solutions and construction services. Supporting the needs of communities, governments, commerce and industry in Mexico, Ideurban has led projects in markets ranging from hospitality (including a portfolio of emblematic hotels throughout Mexico), residential, retail, and commercial to highway infrastructure, mixed-use developments and urban planning.
Description of Certain Project Agreements
The following is a summary of selected provisions of certain project agreements related to the Insurgentes 421 Hotel Complex and the GIC Complex and is not considered to be a full statement of the terms of each such agreement. The following summaries are qualified in their entirety by reference to the applicable agreements or drafts of agreements and are subject to the full text of those documents, some of which are in Spanish. Unless otherwise stated, any reference in this prospectus to any agreement will mean such agreement and all schedules, exhibits and attachments thereto, as amended, supplemented or otherwise modified and in effect as of the date of this prospectus.
Insurgentes 421 Hotel Complex
Andaz Hotel Management Agreement
On May 11, 2022, OHI421 entered into a hotel management agreement with Hyatt of Mexico, S.A. de C.V., as hotel manager, pursuant to which the hotel manager operates 213 guest rooms part of the Insurgentes 421 Hotel Complex under the label of Andaz Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022.
•	Key Terms
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Hyatt has the right to extend the term of the Andaz Hotel Management Agreement for a 10-year additional term unless Hyatt gives notice to OHI421 of its intention not to renew at least 12 calendar months prior to the expiration date.

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Hyatt is responsible and has the authority to direct all aspects of the operation of the Andaz Hotel, including, but not limited to, (i) personnel management and human resources policies and resolving employment disputes, (ii) determining the terms of guest admittances, (iii) use and services provided by the Andaz Hotel, (iv) marketing and booking process, (v) collection of revenue and payment of operating expenses, and (vi) prepare accounting books and records reflecting the results of the operations of the Andaz Hotel.

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Hyatt has the authority to institute, conduct, defend and settle in the name and on behalf of OHI421, legal proceedings arising from the ordinary course of the Andaz Hotel operations including: (i) routine collection matters; (ii) evictions or removal of guests or other persons occupying the Hotel; (iii) enforcement of any rights (including termination); (iv) personnel and employment matters; and (v) claims governed by insurance.

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OHI421 is responsible for, among others, (i) the procurement and receipt of any governmental approval required in connection with the Insurgentes 421 Hotel Complex and its renewal including all costs, expenses and fees thereof, (ii) the sale, transfer or any other disposition of all or any portion of the Andaz Hotel, (iii) the financing or refinancing of the Andaz Hotel, (iv) settling any property insurance claims that relate to any casualty or any condemnation awards, (v) entering any transaction with an affiliate of Hyatt, and (vi) settling legal proceedings relating to ownership, constructions and development of the Andaz Hotel.

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Hyatt is entitled to receive compensation as follows: (a) a base fee, payable monthly, in an amount equal to (i) 1.6% of the cumulative revenue of the hotel from the opening date until the end of the first fiscal year of operations, (ii) 2.1% of the cumulative revenue of the hotel from the start of the second fiscal year of operations until the end of the second fiscal year of operations, and (iii) thereafter, 2.6% of the cumulative revenue of the hotel, and (b) an incentive fee equal to a percentage of adjusted profit (a percentage of adjusted profit (means, for any relevant period, the amount, not less than zero equal to the excess (if any) of (x) gross operating profit for such period over (y) the sum of the base fee and the license fee earned for such period (but not the incentive fee) (but only to the extent that such amounts are not otherwise deducted in computing gross operating profit)) of the Andaz Hotel, subject to the Andaz Hotel achieving the relevant adjusted profit margin (which for any fiscal year shall mean the percentage calculated by dividing (x) adjusted profit for such fiscal year by (y) revenue of the hotel for such fiscal year), payable monthly, as described in the table below:

Tier	Adjusted Profit Margin	Incentive Fee earned. (monthly, as preliminary installments of the Incentive Fee)
	Between 0 and up to and including 20%	No Incentive Fee
	Greater than 20.01% and up to including 25%	6% of the Adjusted Profit
	Greater than 25.01% and up to and including 30%	7% of the Adjusted Profit
	Greater than 30.01% and up to and including 35%	8% of the Adjusted Profit
	Greater than 35.01% and up to and including 40%	9% of the Adjusted Profit
	Greater than 40%	10% of the Adjusted Profit

•	Hyatt will have the right, at its discretion, to extend the operating term for an additional 10-year period.
•	Termination Events
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The occurrence of any of the following events not cured within the grace period provided under the Andaz Hotel Management Agreement will be deemed as an event of default that is not remedied within 30 days: (i) failure of OHI421 to make any payment to Hyatt or its affiliates, (ii) the filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy or insolvency law by either party, (iii) breach by any of the parties of any material covenants including representations, warranties, or conditions set forth thereunder, (iv) any assignment or transfer by a party in violation of any financing undertaken by OHI421 or impacting the Andaz Hotel that fails to satisfy the financing conditions, and (v) any default by guarantor under the guaranty.

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A non-defaulting party shall have the right to terminate the Andaz Hotel Management Agreement by the occurrence of any event of default of the other party by delivering a written notice. The rights of termination shall be in addition to, and not in lieu of, any other rights or remedies provided, being understood, and agreed that the exercise of the remedy of termination shall not constitute an election of remedies and shall be without prejudice to any other rights or remedies.

•	OHI421 has the right to terminate the Andaz Hotel Management Agreement if the Andaz Hotel does not meet the requirements of the performance test2 applicable to the most recently concluded performance test period3. The Andaz Hotel would not meet the requirements for passage of the performance test in any performance test period in which the Andaz Hotel failed both applicable tests in each consecutive fiscal year comprising the performance test period.
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Any sum that is not paid by either party as when due shall bear interest at the interest rate (means the lesser of (a) the prime rate announced from time to time in the Wall Street Journal plus 5%, and (b) the maximum rate of interest permissible under applicable laws, compounded monthly. In the event that the Wall Street Journal ceases to publish the prime rate, then subsection (a) shall be the prime rate announced form time to time by JPMorgan Chase Bank, N.A. (and its successors)) from the date when such sum becomes due to the date of payment.

•	Governing Law
•	The Andaz Hotel Management Agreement is governed by Mexican law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.
Mondrian Hotel Management Agreement
On May 11, 2022, OHI421 Premium entered into a hotel management agreement with Ennismore, as hotel manager, pursuant to which the hotel manager operates 183 rooms, two restaurants and one bar part of the Insurgentes 421 Hotel Complex under the label of Mondrian Mexico City Condesa, for a period of 20 mandatory years starting on December 31, 2022.
•	Key Terms
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The term of Mondrian Hotel Management Agreement will be extended for an additional 10-year period if neither party delivers a written notice of termination 180 days prior to the last date of the initial term, and which could be subsequently extended for an additional 10-year period provided that neither party delivers a written notice of termination 180 days prior to the last date of the term, or first renewal term, as applicable.

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Ennismore shall have discretion in the supervision, operation, direction, control and management of the Mondrian Hotel and it will have the exclusive right to (i) manage the Mondrian Hotel without interference from OHI421 Premium other than any inspection and auditing rights it may have under the Mondrian Hotel Management Agreement, (ii) determine all policies and procedures for the operation of the Mondrian Hotel, (iii) implement, in the name and on behalf of OHI421 Premium, all policies and procedures applicable to Mondrian Hotels in the region.

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OHI421 Premium must, among others, (i) ensure the standard of the Mondrian Hotel to be always maintained, (ii) provide sufficient working capital to ensure that the operation of the Hotel is to be undertaken as a manner required by Ennismore’s standards, (iii) comply with all its legal requirements with respect to the Mondrian Hotel, (iv) acknowledge that the Mondrian Hotel Management Agreement does not give it any right, title, or interest in or to any of Ennismore’s standards, except as a license during its term to have such standards use with respect to the operation of the Mondrian Hotel, and (v) obtain or maintain all approvals, consents, licenses, permits and authorizations as may be necessary for the occupation and operation of the Mondrian Hotel at its cost and expense during the term of the Mondrian Hotel Management Agreement.

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Ennismore is entitled to receive a base fee, payable monthly, in an amount equal to (i) 2.0% of the total revenue of the hotel from the opening date until the end of the first fiscal year of operations, (ii) 2.5% of the total revenue of the hotel from the start of the second fiscal year of operations until the end of the second fiscal year of operations, and (iii) 3% of the total revenue of the hotel thereafter.

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Ennismore is entitled to an incentive fee, payable monthly, in an amount equal to 15% of the special adjusted gross operating profit of the hotel (meaning the gross operating profit, less the following: (i) base fee; (ii) all property taxes; (iii) insurance costs; (iv) replacement reserve contribution; and (v) an amount equal to eight percent (8%) of the total project costs (which is the sum of all costs and expenses incurred by OHI421 Premium in connection with the development, construction, initial furnishing and initial equipment of the Mondrian Hotel and an aggregate amount of $200,000 per key at the Mondrian Hotel).

•	Ennismore is entitled to receive a food and beverage fee, payable monthly, equal to 2% of the food and beverage revenue.
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None of the base fee, the incentive fee, and/or the food and beverage fee shall be subordinated to any payments, if OHI421 Premium fails to pay to Ennismore in a timely manner, Ennismore is authorized to transfer such amounts from the replacement reserve account to the operating account and withdraw such amounts from the operating account.

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Ennismore shall not without the prior written consent of OHI421 directly or indirectly operate, franchise, or license another hotel branded and named as Mondrian located within five kilometers of the Mondrian Hotel.

•	The employees of the Mondrian Hotel will work under the supervision of Ennismore but shall be considered from a labor perspective to be under OHI421 Premium.
•	OHI421 Premium must obtain insurance as specified in the Mondrian Hotel Management Agreement.
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OHI421 Premium shall defend, indemnify, protect, and hold Ennismore and its affiliates and its officers, directors, shareholders, partners, members, employees, agents and representatives harmless from any claims in connection with the (i) development, construction, marketing, sales, ownership or operation of the Hotel or any component thereof; or (ii) by reason of any action taken or omitted to be taken pursuant to the Mondrian Hotel Management Agreement.

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Ennismore shall defend, indemnify, protect and hold OHI421 Premium and its officers, directors, shareholders, partners, members, employees, agents and representatives harmless from and against all claims, demands, damages, judgments, costs, losses, penalties, fines, liens, arising in connection with the operation of the Mondrian Hotel by reason of (i) Ennismore gross negligence; or (ii) willful misconduct on the part of Ennismore or its affiliates.

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Ennismore shall have the right to transfer its rights and obligations under the Mondrian Hotel Management Agreement to (i) any person who is a successor or transferee which may result from any merger, consolidation, or reorganization of Ennismore, or (ii) Accor SA, Ennismore or any of their affiliates provided that the transferee assumes all of Ennismore’s obligations under the Mondrian Hotel Management Agreement and is in a position to operate the Mondrian Hotel.

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OHI421 Premium shall not transfer its rights and obligations under the Mondrian Hotel Management Agreement unless (i) it has given 90 days’ prior written notice to Ennismore, (ii) the transfer is to an acceptable transferee, (iii) at the date of transfer all amounts owed to Ennismore and its affiliates have been paid in full and all amounts accrued that will become due after the transfer shall be reserved in an account under Ennismore’s control, and (iv) the transferee enters into a written agreement with Ennismore to be bound by the terms and conditions of the Mondrian Hotel Management Agreement.

•	Termination Events
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Termination may arise if any of the following occurs (each, a default under the Mondrian Hotel Management Agreement): (i) failure to pay any amount due and payable, (ii) failure to perform any covenants or obligations, (iii) material breach of any representation or warranty, (iv) insolvency default, (v) breach of the Hotel Consultancy Services Agreement (as defined in the Mondrian Hotel Management Agreement) entered between OHI421 and the Hotel Consultant (as defined in the Mondrian Hotel Management Agreement) will result in a default by either of the parties, and, exclusively for Ennismore (vi) losing the use of the Mondrian brand, and (vii) abandoning the operation of the Mondrian Hotel for longer than 15 days unless otherwise agreed upon with OHI421 Premium.

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Following a default (as defined in the Mondrian Hotel Management Agreement) and provided that the default continues for a period of 30 days the non-defaulting party may terminate the Mondrian Hotel Management Agreement without prejudice to any rights, actions or remedies either party may have thereunder. If the default can be cured but not within such period, the period will be extended to such longer period as it is reasonable but no longer than 60 days.

•	In case of an insolvency default the non-defaulting party may terminate the Mondrian Hotel Management Agreement with immediate effect by serving a notice on the defaulting party.
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In the event of rescission or earlier termination due to causes attributable to OHI421 Premium, in addition to all amounts owed and repayment of any unamortized key money to Ennismore, a termination penalty equal to the net present value of the following amounts calculated using a discount rate of 8% in each instance, discounted to the date of termination will be applied:

•	if termination occurs during years 1 to 4, the penalty shall be an amount equal to $130,158 multiplied by the remaining months of the term,
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if termination occurs in year 5 of thereafter, the penalty shall be an amount equal to the average monthly fees for the 12 months period prior to the date of termination, in which 12 months preceding period no force majeure event has occurred, multiplied by the remaining months of the term.

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OHI421 Premium shall have the right to terminate the Mondrian Hotel Management Agreement without the need for a court order, if in any Termination Test Period, the Mondrian Hotel suffers (i) a GOP Failure, and (ii) a REVPAR Failure (in each case as defined in the Mondrian Hotel Management Agreement).

•	Governing Law
•	The Mondrian Hotel Management Agreement is governed by Mexican Law. Any disputes arising from this agreement will be subject to arbitration with the Rules of the International Chamber of Commerce.
Insurgentes Lease Agreements
On October 10, 2018, and as amended and restated on May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421, as lessee, through which the lessee is required to use the relevant property exclusively to operate it under the terms of the corresponding hotel management agreement. Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% (ninety five percent) of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2024, the base rent amounted to U.S.$600,000 and the variable rent amounted U.S.$2.6 million.
On May 11, 2022, Inmobiliaria Insurgentes 421, as lessor, entered into a lease agreement with OHI421 Premium, as lessee, through which the lessee is required to use the property exclusively to operate it under the terms of the corresponding hotel management agreement. Lessee shall pay lessor a base rent of U.S.$50,000 within the first 15 days of each month, plus a variable rent equivalent to 95% of the gross operating profit of the lessee for the calendar year ended. The lease agreement has a 20-year term. As of December 31, 2024, the base rent amounted U.S.$600,000, no variable rent was invoiced as the results of this property are still under break-even point.
As part of the collateral to secure the Insurgentes Loan, among others, Inmobiliaria Insurgentes 421 contributed (i) the ownership of the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of the Insurgentes Lease Agreements and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for descriptions of the material agreements.
•	Key Terms
•	The term of the Insurgentes Lease Agreements may be extended by mutual agreement of its parties after negotiating new terms, conditions and rental structure.
•	The rent amount, terms and conditions are revisited every three years to take into consideration inflation rates and market conditions, among others.
•	In case of delayed payment of rent, a default interest rate at 20% calculated annually shall be applied.
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The Insurgentes Lease Agreements contain terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the Andaz Hotel or the Mondrian Hotel, as applicable; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver Andaz Hotel or the Mondrian Hotel, as applicable, properties to the lessor in the same condition as delivered; (iv) maintain necessary permits, licenses or authorizations for operation and occupancy of Andaz Hotel or the Mondrian Hotel, as applicable; (v) notify of any judicial or administrative process (including related to compliance with environmental regulations) initiated against any of the parties related to Andaz Hotel or the Mondrian Hotel, as applicable; (vi) pay and withhold taxes (except those that must be paid by the lessor, pursuant to the Insurgentes Lease Agreements); (vii) prepare and deliver quarterly and annual financial information. On the other hand, the lessor will: (i) deliver the derivative and material possession of Andaz Hotel or the Mondrian Hotel, as applicable, properties and allow the use by the lessee; (ii) not interfere with the management and operation of the Andaz Hotel or the Mondrian Hotel, as applicable; (iii) maintain Andaz Hotel or the Mondrian Hotel, as applicable properties in good conditions, among others.
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The permitted use of Andaz Hotel or the Mondrian Hotel, as applicable, properties is restricted to the use in accordance with the Andaz Hotel Management Agreement or the Mondrian Hotel Management Agreement, as applicable, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

•	The permits and licenses required to operate the Andaz Hotel or the Mondrian Hotel, as applicable, must be obtained and maintained by the lessee or the Hotel Operator.
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The lessee shall indemnify the lessor, its employees, agents, contractors or consultants, from any claim arising from any harm, disease or death that take place in the Andaz Hotel or the Mondrian Hotel, as applicable, as long as not due to the negligence or bad faith of the lessor; labor claims, payment of taxes due by the lessee, among others specified in the Insurgentes Lease Agreements.

•	Termination Events
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The Insurgentes Lease Agreements may be terminated by the lessor if (i) the lessee incurs in any event of default and fails to cure such breach within the applicable grace period, (ii) the lessee uses the hotel for any purpose other than within the permitted use under the hotel management agreements, (iii) if the lessee assigns or transfers by any means the use of the hotel to any third party without the lessor’s prior consent, and (iv) if the corresponding hotel management agreement is terminated by causes attributable to the lessee.

•	Governing Law
•	The Insurgentes Lease Agreements are governed by the laws of Mexico City and are subject to the jurisdiction of the courts of Mexico City.
The Insurgentes Lease Agreements contain terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the Andaz Hotel or the Mondrian Hotel, as applicable; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver Andaz Hotel or the Mondrian Hotel, as applicable, properties to the lessor in the same condition as delivered.
Exitus Sale and Lease Back Agreement
On December 12, 2019, Edificaciones BVG, as lessee, Exitus as lessor, and Marcos Sacal Cohen as joint and several obligor, entered into a master lease agreement through which Exitus grants to Edificaciones BVG the use and enjoyment of equipment in exchange for a monthly consideration for a 36-month term, subject to renewals (“Exitus Sale and Lease Back Agreement”). As of December 31, 2024, Ps.$4.8 million was outstanding under this agreement.
•	Key Terms
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BVG Edificaciones has the obligation to pay to Exitus an origination fee and a commission for investigation and/or formalization expenses, which will be determined in the lease addenda, plus the corresponding VAT per implemented lease.

•	The lease addendum or addenda executed pursuant to the Exitus Lease Agreement shall constitute a net lease and Edificaciones BVG undertakes to make all payments thereunder.
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Edificaciones BVG agrees to and shall comply with (i) all laws, regulations, decrees, rules and orders of any governmental agency or agency, relating to the installation, use or operation of the equipment to maintain in effect any required licenses, authorizations, concessions, permits, registrations and other documentation, (ii) shall only use the equipment for the activities of the regular course of business (iii) shall use and store the equipment precisely in the place determined for such purpose, (iv) shall receive the equipment directly from the supplier, (v) paying expenses related to the handling, operation and maintenance of the equipment, (vi) to keep and maintain its corporate structure, existence and legal personality without changes in stature as well as to allow Exitus to inspect the equipment, (vii) to take all actions to recover the equipment or defend the use and enjoyment thereof (viii) to update its financial information and deliver balances, (ix) to deliver financial statements (x) obtain and maintain insurance for the equipment.
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Exitus may assign its rights under the Exitus Sale and Lease Back Agreement without requiring consent form Edificaciones BVG. Edificaciones BVG shall not assign its rights or obligations under the Exitus Sale and Lease Back Agreement unless prior written consent from Exitus is obtained.

•	Termination Events
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Exitus may terminate the Exitus Sale and Lease Back Agreement if Edificaciones BVG (i) fails to pay on the indicated date any periodical or rent payment as well as any other payment at its expense or in the annexes and that the non-compliance persists for more than 10 (ten) calendar days, (ii) fails to perform or observe any obligation, covenant, condition or agreement thereunder, (iii) makes any misrepresentation regarding any terms contained thereunder, (iv) enters into dissolution or liquidation, (v) attempts to remove, sell, convey, convey, encumber, forfeit or sublet the equipment or any part thereof, (vi) fails to obtain the applicable insurance, (vii) fails to comply with a court order or arbitrations award.

•	Governing Law
•	The Exitus Sale and Lease Back Agreement is governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.
GIC Complex
GIC I Hotel
GIC I Hotel Management Agreement
On September 10, 2019, Operadora GIC I entered into a hotel management agreement (as amended on September 11, 2019, March 28, 2021, and July 11, 2023, and as may be further amended from time to time) with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC I Hotel for a period of 20 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC I Hotel. The GIC I Initial Period commenced on April 1, 2024.
•	Key Terms
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The term of the GIC I Hotel Management Agreement which will be automatically renewed for subsequent five-year extensions, unless either party notifies the other of its intent not to renew at least 12 (twelve) calendar months prior to the expiration date.

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Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC I, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC I Hotel’s assets.

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The hotel must be operational by the second quarter of 2024, it being understood that, in case of force majeure, this deadline will be extended for a period equivalent to the period that said force majeure event lasts. On September 20, 2024, the Company agreed to an extension with Hyatt Inclusive Collection with respect to the start of operations of the Dreams Hotel no later than July 1, 2025. The Company has requested an additional extension. We cannot make any assurance that this extension will be granted.

•	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC I Hotel Management Agreement.

•
Operadora GIC I will maintain operating capital equal to the amount agreed in the Approved Annual Budget (as defined in the GIC I Hotel Management Agreement) and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

•	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue of the GIC I Hotel and an incentive fee equal to 10% of gross profit of the GIC I Hotel.
•
In case of delay in payments of the administrative fee or the incentive fee, there shall be a default interest of 12% per year of pending amounts or Hyatt Inclusive Collection can discount the pending fees from the gross revenues.

•
Operadora GIC I will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

•	Hyatt Inclusive Collection will maintain the GIC I Hotel in good conditions and will have the right to, at the expense of the Operadora GIC I, make certain changes and improvements to the GIC I Hotel.
•	The employees of the GIC I Hotel will work under the supervision of Hyatt Inclusive Collection, but shall be considered from a labor perspective to be under the Operadora GIC I.
•	Operadora GIC I must obtain insurance as specified in the GIC I Hotel Management Agreement, including insurance for litigation and damages to the GIC I Hotel.
•
Operadora GIC I will indemnify Hyatt Inclusive Collection, any subsidiaries, affiliates or any directors, employees or advisors for any claim that arises in relation to the GIC I Hotel Management Agreement, unless there has been gross negligence or bad faith.

•	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.
•
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC I, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

•
Operadora GIC I has the right to assign our rights and obligations under the GIC I Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

•
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the GIC I Hotel, either through sale or any other form of disposition of the GIC I Hotel, of the shares and/or any other similar corporate interest during the first two years of the initial period.

•	Termination Events
•
Hyatt Inclusive Collection may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period): (i) non-payment of fees or reimbursements, (ii) failure to maintain the required operating capital, (iii) insolvency or bankruptcy, (iv) loss of material permits affecting operations, (v) failure to obtain and/or maintain insurance coverage, (vi) interference with Hyatt Inclusive Collection’ operations, and (vii) failure to meet construction milestones. In such events and if Hyatt Inclusive Collection terminates the GIC I Hotel Management Agreement, Operadora GIC I shall pay the following penalties to Hyatt Inclusive Collection:

•
A conventional penalty equivalent to 50% of the total of the Administration Fee (as defined in the GIC I Hotel Management Agreement) and the Incentive Fee (as defined in the GIC I Hotel Management Agreement) of the last 12 months of operation multiplied by the remaining fiscal years of the validity of the GIC I Hotel Management Agreement.

•
If termination occurs before the 12 months mentioned in the previous paragraph can be counted, then the conventional penalty will be the amount resulting from multiplying $2,500 by the number of rooms provided in the Contract by the number of years remaining of the Validity (as defined in the GIC I Hotel Management Agreement) of the GIC I Management Agreement.

•
If the termination of the GIC I Hotel Management Agreement occurs after 12 months can be counted, but before 4 fiscal years can be counted, then the conventional penalty will be the equivalent to the total of the sum of the Administration Fee and the incentive fee of the last 12 months multiplied by three.

•
Operadora GIC I may terminate the GIC I Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period except for (i)): (i) Hyatt Inclusive Collection fails to make the guaranteed payments, (ii) insolvency or bankruptcy of Hyatt Inclusive Collection, (iii) Hyatt Inclusive Collection abandons the hotel premises for five business days, (iv) Hyatt Inclusive Collection fails to renew any permits affecting operations; (v) Hyatt Inclusive Collection fails to meet at least 85% of gross operating profit for two consecutive years and does not cover the shortfall.

•	Governing Law
•	The GIC I Hotel Management Agreement is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Cancun, Quintana Roo or Mexico City as chosen by the plaintiff.
GIC I Lease Agreement
On September 5, 2019, the GIC I Trust entered into a lease agreement with Operadora GIC I pursuant to which the GIC I Trust leases the GIC I Hotel’s properties to Operadora GIC I, both restricted subsidiaries under the Indenture, for a period of 20 years.
•	Key Terms
•	As long as the lessee is in compliance with the terms of the GIC I Lease Agreement, the parties may agree to extend the agreement.
•
The lessee will pay a variable rent equivalent to variable rent equivalent to 98% of the gross revenue, payable within the first four months of each year. The variable rent pending from the previous year has priority in order of payment, followed by the variable rent.

•	The rent may be paid in pesos, calculated at the exchange rate published by the Mexican Central Bank on the previous business day to the payment date.
•
The rent amount, terms and conditions are revisited every three years in order to take into consideration inflation rates and market conditions, among others. The rent structure may be modified if there is a change in law, with the lessor’s prior written consent.

•	There shall be monthly interest payments in case of delayed payment of rent, in accordance with the legal interest rate (9% per annum) provided under the Federal Civil Code.
•
The GIC I Lease Agreement contains terms and conditions customary for a transaction of its nature, pursuant to which the lessee, among others, will: (i) allow the lessor to inspect the GIC I Hotel; (ii) comply with any law or requirement (including environmental laws); (iii) leave and deliver GIC I Hotel’s properties to the lessor in the same condition as delivered; (iv) maintain necessary permits, licenses or authorizations for operation and occupancy of GIC I Hotel’s properties; (v) notify of any judicial or administrative process (including related to compliance with environmental regulations) initiated against any of the parties related to GIC I Hotel’s properties; (vi) pay and withhold taxes (except those that must be paid by the lessor, pursuant to the GIC I Lease Agreement); (vii) prepare and deliver quarterly and annual financial information. On the other hand, the lessor will: (i) deliver the derivative and material possession of GIC I Hotel’s properties and allow the use by the lessee; (ii) not interfere with the management and operation of the GIC I Hotel; (iii) maintain GIC I Hotel’s properties in good conditions, among others.

•
The permitted use of GIC I Hotel’s properties is restricted to the use in accordance with the GIC I Hotel Management Agreement, which restricts it to activities typically conducted by a hotel such as hospitality services, restaurant services, sale of alcoholic and non-alcoholic beverages, among others.

•	The permits and licenses required to operate the GIC I Hotel must be obtained and maintained by the lessee or the Hotel Operator.
•
The lessee may not assign its rights and obligations without the express, prior written consent of the lessor. However, with the instruction of the Trust Administrator (as defined in the GIC I Lease Agreement), the lessor may assign its rights and obligations.

•	The lessee is authorized to execute sub-leasing agreements for hotel spaces or rooms, as long as they are in compliance with the GIC I Hotel Management Agreement.
•
The lessee shall indemnify the lessor, its employees, agents, contractors or consultants, from any claim arising from any harm, disease or death that take place in the GIC I Hotel, as long as not due to the negligence or bad faith of the lessor; labor claims, payment of taxes due by the lessee, among others specified in the GIC I Lease Agreement.

•	If there is an expropriation that makes it impossible to continue to use the GIC I Hotel, any of the parties may terminate the GIC I Lease Agreement.
•	Termination Events
•
The lessor may terminate the GIC I Lease Agreement at any time, prior instruction of the Trust Administrator (as defined in the GIC I Lease Agreement), with 30 business days’ notice to the lessee. In addition, the lessor may terminate the GIC I Lease Agreement if the lessee defaults on any of its obligations under the GIC I Lease Agreement, uses GIC I Hotel’s property for a different purpose than allowed or assigns its rights and/or obligations in favor of a third party, without prior written consent of the lessor, default in the payment of rent, if the lessee becomes insolvent or files for bankruptcy, if the lessee’s assets are frozen or seized pursuant to a judicial procedure, a change of control in the lessee, or if the GIC I Hotel Management Agreement is terminated and the Hotel Operator is not substituted, among others.

•	The Lessor may terminate the agreement by means of a termination notice delivered 30 business days in advance.
•	Governing Law
•	The GIC I Lease Agreement is governed by the laws of the State of Quintana Roo, Mexico and the parties are subject to the jurisdiction of the courts of Mexico City.
Finamo Sale and Lease Back Agreements
On February 27, 2023, Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement I”).
On October 24, 2023, Murano World, as lessee, Arrendadora Finamo, as lessor, and Marcos Sacal Cohen, as depositary, and Edificaciones BVG as joint and several obligor, entered into a lease agreement under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods, its accessories and spare parts for a specific period, as determined in the annexes (“Finamo Sale and Lease Back Agreement II” and together with the Finamo Sale and Lease Back Agreement I, the “Finamo Sale and Lease Back Agreements”). As of December 31, 2024, Ps.$282 million was outstanding under these agreements.
•	Key Terms
•	Each of the leases entered into under the Finamo Lease Agreements will be implemented through the execution of the annexes and shall additionally determine the specific elements that must govern each lease, such as (i) the documentation and precise description of the assets subject to the lease (ii) the amount of the rents that Murano World shall pay to Arrendadora Finamo or its designee (iii) the fixed term and (iv) the breakdown of the additional concepts that may be applicable to the transaction.
•
Murano World must comply with the fixed term of each annex and therefore agrees to cover the rents due as they are generated duly contained in the table of payments in each annex, however, the early termination of the agreed term or failure to pay the obligations acquired by Murano World shall constitute the payment of the conventional penalty established in each annex.

•	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.
•
Failure to timely pay any amount payable by Murano World or any other document executed in accordance therewith, Murano World shall pay Arrendadora Finamo a default interest of 3% (three percent) on the amount corresponding to the overdue and unpaid obligations computed from the date on which the payment is due, until the date of effective payment for the number of days elapsed, without prejudice to the right of Arrendadora Finamo to terminate the Agreement and Exhibits in advance.

•
Murano World has, among others, the following obligations (i) obtain the permits, authorizations or licenses necessary for the proper use of the goods, as well as the payment of any taxes, license or permit that may be applicable for the use and enjoyment of the goods during the validity of the Annexed Contract (as defined in the Finamo Sale and Lease Back Agreement), (ii) repair the damages and harm and hold the lessor harmless from the possible execution of illegal acts in which the leased property is involved, (iii) obtain broad coverage insurance that covers any risk that the goods may suffer, before the date of delivery of the same and maintain said insurance in force while the goods are in its possession, (iv) provide quarterly financial statements and annual audited financial statements, (v) inform the lessor of any event that may jeopardize its obligations under thereunder, (vi) refrain from making any encumbrance, sublease and/or dispose of the goods in any way different from the agreement’s purpose, and (vii) hold the lessor safe and harmless from any liability it may be awarded with respect to damages and/or any loss that may be caused by any third party from the execution of illegal acts in which the leased property is involved.

•	The lessor may require Murano World and the depositary and the joint obligor to subscribe a promissory note in its favor for each executed annex.
•
The lessor assign, transfer, discount or transmit by any legal figure each one of the rights and obligations contracted under the Finamo Sale and Lease Back Agreement I. The lessee may not assign or transfer in any way its rights and obligations thereunder without the express written authorization of the lessor.

•	Termination Events
•
Among others, the following will constitute an event of default by Murano World: (i) any non-compliance with its obligations, (ii) for delay and/or failure to timely pay any consideration or amount due and payable thereunder, (iii) the seizure of the goods, (iii) bankruptcy, suspension of payment, dissolution or liquidation, (iv) increase the level of leverage shown in the credit risk analysis at the time of approving the transaction and/or vary the cash coverage on the payment of rents

•	Governing Law
•
The Finamo Sale and Lease Back Agreement I is governed by the laws of Mexico and the parties are subject to the jurisdiction of the courts of Mexico City. The Finamo Sale and Lease Back Agreement II is governed by the laws of Culiacán, Sinaloa, México and the parties are subject to the jurisdiction of the courts of Culiacán, Sinaloa, México.

Coppel Lease Agreement
On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement (the “Coppel Lease Agreement”) under which the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, including of equipment, their accessories and spare parts, and under which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2024, Ps.$190.8 million was outstanding under this agreement.
•	Key Terms
•	Each of the leases that are formalized under the lease will be implemented through the execution of annexed contracts. The term of the annexed contracts will be of 60 months.
•
As consideration for the use and enjoyment of the goods, the lessee will pay the lessor the amount of the Lease without considering the VAT. The amount of the Lease will be that established under the corresponding item in the annexed contracts.

•	The rental amount will be covered by the lessee through installments that will be covered monthly in arrears and will be payable as they accrue.
•
In the event that the lessee does not make the corresponding payment, a daily default interest will be charged from the date of default and until full payment on the amounts owed at the monthly rate agreed in each Annexed Contract.

•
Operadora GIC I has, among others, the following obligations: (i) obtain the permits, authorizations or licenses necessary for the proper use of the goods, as well as the payment of any taxes, license or permit that may be applicable for the use and enjoyment of the goods during the validity of the Annexed Contract, (ii) repair the damages and harm and hold the lessor harmless from the possible execution of illegal acts in which the leased property is involved, (iii) obtain broad coverage insurance that covers any risk that the goods may suffer, before the date of delivery of the same and maintain said insurance in force while the goods are in its possession.

•	Termination Events
•	The Coppel Lease Agreement shall terminate by express agreement by the parties or if there is theft or total loss of the leased goods.
•
Among others, the following will constitute an event of default by Operadora GIC I: (i) any non-compliance with its obligations, (ii) the seizure of the goods, (iii) using the goods for a purpose other than that agreed upon, (iv) subletting the goods, (v) bankruptcy, suspension of payment, dissolution or liquidation, (vi) failure to make repairs or maintenance services to the goods, (vii) loss or deterioration of goods, and (viii) failure to comply with any other financing granted by Arrendadora Coppel or any other financial institution.

•	Governing Law
•	The Coppel Lease Agreement is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
GIC I Supervision Agreement
On October 1, 2019, Ideurban entered into a services agreement with the GIC I Trust whereby the GIC I Trust retains the services of Ideurban who shall provide all services necessary for the development of the GIC I Hotel.
•	Key Terms
•
Ideurban shall render the following services: (i) development services which include to supervise, audit and approve the development phases of the construction, made by the Contractors until delivery of the fully completed construction as provided under each of the GIC I Construction Agreements; (ii) coordination services which include the coordination and evaluation of the day-to-day construction activities of the GIC I Hotel performed by the Contractors and act as the GIC I Trust’s authorized party to approve and supervise the Contractors’ obligations and rights under the GIC I Construction Agreements; (iii) supervision services which include to provide all supervision and construction management services necessary for the development of GIC I Hotel, taking care at all times of the relationship with the Contractors and with the responsible construction managers and co-responsible parties. Additionally, supervision services also include the supervision of the activities and work performed by the Contractors in terms of the GIC I Construction Agreements, as well as under any agreement, sub-agreement or amendment thereto related to the construction of GIC I Hotel, and shall report the construction progress bi-weekly (or earlier in case it is required under the GIC I Construction Agreements); and (iv) any other service that involves coordinating, verifying, assisting, evaluating or supervising the construction of GIC I Hotel. Ideurban shall comply with instruction delivered by the GIC I Trust in connection with the services to be rendered by Ideurban and the Contractors.
•	The GIC I Trust pays directly to the Contractors any amounts due under the pending GIC I Construction Agreements.
•
Ideurban’s main obligations are: (i) provide the above-mentioned services in an efficient and timely manner, with the technical means of organization, experience and economic capacity and highest quality of service; (ii) verify that the Contractors engaged for the construction of the GIC I Hotel comply with the applicable regulation (including environmental regulations) and Ideurban will be liable for the non-compliance of the Contractors in accordance with the applicable regulations; (iii) prepare and deliver to the GIC I Trust a report on the first and 15th day of each month describing the status of the construction, as well as the activities carried out by Ideurban in rendering of the services; and (iv) supervise and audit the Contractors’ compliance with their environmental obligations.

•	Termination Events and Penalties
•
Ideurban may terminate the GIC I Supervision Agreement in the event of (i) payment default without reasonable cause; (ii) if any amount due to Ideurban is not reimbursed by the GIC I Trust; and (iii) if the GIC I Trust files for bankruptcy.

•	The GIC I Trust may terminate the GIC I Supervision Agreement with justified cause at any time.
•	Governing Law
•	The GIC I Supervision Agreement is governed by the laws of Mexico.
GIC I Master Construction Agreement
On January 25, 2019, Edificaciones BVG entered into a construction agreement with the GIC I Trust (the “GIC I Master Construction Agreement”).
•	Key Terms
•	The GIC I Master Construction Agreement will be in force until December 31, 2025.
•
The Parties agree that the descriptions, units, quantities, measurements, materials, unit price, amount, and other characteristics and specifications as detailed in the defined budget. The construction works include specialized and qualified labor, equipment, materials, tools, scaffolding and the necessary technical supervision.

•
Edificaciones BVG is required to (i) perform the constructions works in accordance with the highest quality standards and in accordance with the construction regulations applicable to it, (i) comply with all the rules, provisions and ordinances indicated by the corresponding authorities and those contained in the applicable laws and regulations, (iii) use specialized labor suitable to achieve the quality and/or proper functioning of equipment, expenses, freight, payment of tariffs, maneuvers, labor, prices of the materials, tools, services and other elements that are required to be used in the construction, (iv) fully prepare and build the construction, (v) assume at its own expense the full obligation of payment of taxes, duties, salaries and legal benefits, and (vi) acquiring the civil liability policy, to protect with the most extensive coverage for the damages that the works of the construction may cause to third parties. The insurance must remain in force and with an insured amount equivalent to the Total Price (as defined in the GIC I Master Construction Agreement).

•	Edificaciones BVG is entitled to receive as a consideration the sum price of USD $281,373,569 plus VAT.
•	Edificaciones BVG will be the sole responsible and sole employer in any type of labor relationship that arises or may arise with its workers under the GIC I Master Construction Agreement.

•
Edificaciones BVG undertakes to release and keep the GIC I Trust safe and harmless (including any and all affiliates and/or subsidiaries, directors, officers, legal representatives, collaborators, agents and/or shareholders of the latter) from any lawsuit, or of any claim of administrative authority or civil or criminal controversy that may be filed against it, as well as to reimburse the amounts that the Client may spend to meet any contingency on such concepts.

•	Termination Events and Penalties
•
GIC I Trust may terminate the GIC I Master Construction Agreement in the event of Edificaciones BVG’s: (i) failure to commence the Construction on the specified date, (ii) unjustified delay in the termination of the Constructions, (iii) failure to comply with any obligation under the GIC I Master Construction Agreement in a timely manner, and (iv) filing for bankruptcy.

•	Governing Law
•	The GIC I Supervision Agreement is governed by the laws of Mexico.
GIC II
GIC Phase II
Under the previous development plan, Murano intended to develop another hotel as part of phase two of the GIC Complex, GIC II Hotel. Consequently, Murano previously entered into the GIC II Hotel Management Agreement for the operation of the GIC II Hotel, however, latest market developments shifted Murano´s focus towards residential development and commercialization, deciding to halt the development of the GIC II Hotel to prioritize GIC Condominiums. The intention of Murano is to terminate the GIC II Hotel Management Agreement.
GIC II Hotel Management Agreement
On August 23, 2021, Operadora GIC II entered into a hotel management agreement with AMR Operaciones MX, S. de R.L. de C.V. (Hyatt Inclusive Collection), as hotel manager, pursuant to which the hotel manager will operate the GIC II Hotel for a period of 15 mandatory years starting on the date in which the hotel manager gives notice of receipt of the GIC II Hotel or February 1, 2024, whatever occurs later, with the possibility of a subsequent five year extension (as amended, supplemented or otherwise modified from time to time). Murano has yet to begin the process of securing financing for the commencement of the development of GIC II Hotel.
•	Key Terms
•
Hyatt Inclusive Collection will have, in the name and on behalf of Operadora GIC II, the control and faculty to make decisions regarding the operation and commercialization, maintaining the control, as well as the management, over such activities and over all the GIC II Hotel’s assets.

•	The hotel will be designed to the Hyatt Inclusive Collection standards specified in the GIC II Hotel Management Agreement.
•
Operadora GIC II will maintain operating capital equal to the amount agreed in the Approved Annual Budget and make the necessary equity contributions for the operation of the hotel and to cover all applicable pre-operative costs.

•	Hyatt Inclusive Collection will be entitled to an administrative fee equal to 3% of annual gross revenue and an incentive fee equal to 10% of gross profit.
•	The employees of the GIC II Hotel will work under the supervision of Hyatt Inclusive Collection but shall be considered from a labor perspective to be under Operadora GIC II.
•	Operadora GIC II must obtain insurance as specified in the GIC II Hotel Management Agreement, including for litigation and damages to the GIC II Hotel.
•
Operadora GIC II will reimburse Hyatt Inclusive Collection for (i) commercialization and sales costs (up to 6.0% of annual gross revenues paid monthly), (ii) expenses related to sales generated through the call center and website set up by Hyatt Inclusive Collection which will amount to 5% of sales generated through that conduit, and (iii) reimbursement for group services.

•	Any late payments due to Hyatt Inclusive Collection will carry a 12% interest per year.

•	Hyatt Inclusive Collection will have a right of first refusal if we decide to sell the hotel. Pursuant to this right, it will be entitled to a 60-day due diligence period.
•
Hyatt Inclusive Collection will have the right to assign its rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Operadora GIC II, as long as the assignee proves that it has control of Hyatt Inclusive Collection and the necessary experience to operate the hotel.

•
Operadora GIC II has the right to assign our rights and obligations under the GIC II Hotel Management Agreement to an affiliate, subsidiary or related party, without the need to obtain prior consent from Hyatt Inclusive Collection.

•
Except for the rights and obligations under the financing documents, we may not sell, assign, transfer or in any other way alienate the rights that correspond to the hotel, either through sale or any other form of disposition of the hotel, of the shares and/or any other similar corporate interest during the first 2 (two) years of the initial period.

•	In case the delivery of GIC II Hotel is delayed from January 1, 2024, we will be responsible to pay U.S.$5,000 to Hyatt Inclusive Collection for each late day, which will be capped at U.S.$500,000.
•	Termination Events
•
Hyatt Inclusive Collection may terminate the GIC II Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period, except for (i) non-payment of fees or reimbursements, (ii) failure to maintain the required operating capital, (iii) insolvency or bankruptcy, (iv) loss of material permits affecting operations, (v) failure to obtain and/or maintain insurance coverage, (vi) failure to provide the amounts required for the operation of the GIC II Hotel, (vii) interference with Hyatt Inclusive Collection’ operations, and (viii) interference with Hyatt Inclusive Collection’s activities under the GIC II Hotel Management Agreement; (xi) failure to notify the payment priority under the GIC II Hotel Management Agreement (x) failure to meet construction milestones. In such events and if Hyatt Inclusive Collection terminates the GIC II Hotel Management Agreement, Operadora GIC II shall pay to Hyatt Inclusive Collection, as determined by the latter, (a) damages; or (b) a penalty as described below:

•	Before the first year following the execution: U.S.$10 million;
•
Following the first year and before the fourth year following the execution: the result of multiplying by three the total sum of the Administration Fee and the incentive fee for the last 12 months; and

•	After the fourth year following the execution: the sum of the Administration Fee and the incentive fee for the last 12 months.
•
Operadora GIC II may terminate the GIC II Hotel Management Agreement under the following circumstances (each subject to a 30-day cure period): (i) Hyatt Inclusive Collection fails to make the guaranteed payments, (ii) insolvency or bankruptcy of Hyatt Inclusive Collection, (iii) Hyatt Inclusive Collection abandons the hotel premises, (iv) Hyatt Inclusive Collection fails to renew any permits affecting operations; (v) Hyatt Inclusive Collection fails to meet at least 85% of gross operating profit for two consecutive years and does not cover the shortfall.

•	Governing Law
•	The GIC II Hotel Management Agreement is governed by the laws of Mexico.

GIC Complex’s Adjacent Amenities
GIC World Trade Center Sublicense Agreement
On January 15, 2020, the GIC I Trust entered into a sublicense agreement with Frana Management, S.A.P.I. de C.V. (“Frana”), pursuant to which Frana granted the GIC I Trust an exclusive sublicense for the use and exploitation of the following trademarks: (i) World Trade Center Cancun, (ii) WTC Cancun, and (iii) the logo (the “Sublicensed Property”) for a period of 10 years starting on the date in which the conditions precedent referred below are fulfilled (the “GIC World Trade Center Sublicense Agreement”). Murano has yet to begin the process of securing financing for the commencement of the GIC World Trade Center.
•	Conditions Precedent
•	Registration before the Mexican Institute of Intellectual Property of: (i) the original license agreement; (ii) the Sublicensed Property; and (iii) the GIC World Trade Center Sublicense Agreement;
•	Assignment of the Sublicensed Property in favor of the WTCA; and
•	Authorization of the WTCA to recognize the rights of the GIC I Trust.
•	Key Terms
•
The GIC I Trust shall pay Frana: (i) a single payment of U.S.$250,000 (VAT included) within five business days after the aforementioned conditions precedent are fulfilled; and (ii) an annual fee of U.S.$25,000 (VAT included) thereafter.

•
Within five business days after the aforementioned conditions precedent are fulfilled, the GIC I Trust will deposit U.S.$25,000 in escrow, to the benefit of Frana. Upon satisfaction of all conditions precedent, Frana may (i) apply the escrow deposit as payment of the first annuity; or (ii) return the escrow deposit to the GIC I Trust.

•
Unless otherwise approved by the WTCA in writing, the Sublicensed Property shall be used only in connection with: (i) the trade-related services described in WTCA’s Service Quality Standards Development and Certification Guide for 2015, as may be revised or amended by WTCA from time to time; and (ii) the branding of a facility owned by the GIC I Trust in the GIC I property or owned by a third party in the GIC I Hotel and branded in accordance with the original license agreement.

•	Termination Events
•
Frana may seek an early termination of this agreement if the GIC I Trust: (i) fails to comply its obligations under the original license agreement; (ii) fails to request the authorization of WTCA to recognize the GIC I Trust’s rights within 30 days since the execution of this agreement; (iii) becomes insolvent or bankrupt; (iv) assigns or transfers its rights under this agreement without the prior written consent of Frana; and/or (v) the GIC I Trust or its employees, representatives or personnel, engages in any illegal conduct or activity involving the Sublicensed Property.

•
The GIC I Trust may terminate this agreement under the following circumstances: (i) Frana fails to fulfill its payment obligations for a period of one year; (ii) the GIC I Trust has not commenced use of the Sublicensed Property within three consecutive years after this agreement has become effective; (iii) Frana notifies the GIC I Trust on more than three occasions within a one-year period that the GIC I Trust is not furthering the purposes of the WTCA; (iv) Frana becomes insolvent or bankrupt, assigns or transfers its rights under this agreement without the prior written consent of the GIC I Trust or it its employees, representatives, personnel, engages in any illegal conduct or activity involving the Sublicensed Property.

•	Governing Law
•	The GIC World Trade Center Sublicense Agreement is governed by the laws of Mexico.
Murano has not yet begun the process of securing financing for the commencement of the GIC World Trade Center.
Description of Certain Financing Agreements
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the main provisions of our financing agreements relating to our properties, including provisions whereby some of our properties are pledged as collateral under such financings.

MANAGEMENT
References in this section to “we”, “our”, “us” and the “Company” generally refer to Murano and its combined subsidiaries, prior to the Business Combination and Murano and its consolidated subsidiaries after giving effect to the Business Combination.
Directors and Senior Management
The table below sets forth our executive officers and directors. Our board of directors (“Board”) is comprised of six directors: Elías Sacal Cababie, Marcos Sacal Cohen, David James Galan, Keith Graeme Edelman, Patrick Joseph Goulding, and Theodore Allegaert.

Name	Position	Age	Expiration
Elías Sacal Cababie	Chairman of the Board and Chief Executive Officer	59	2025
Marcos Sacal Cohen	Director and Chief Operating Officer	32	2027
David James Galan	Director and Global Chief Financial Officer	51	2026
Keith Graeme Edelman	Director	74	2025
Patrick Joseph Goulding	Director	61	2027
Theodore Allegaert	Director	60	2028

Biographical Information
Elías Sacal Cababie, 59, founded BVG World, S.A. de C.V. (“Bay View Grand,” currently Murano World, S. A. de C. V) in 1996 and has served as chairman of the board of directors of GIC I Trust since 2018. Additionally, Mr. Cababie is the Chief Executive Officer of Grupo Murano. Since 2009. Mr. Cababie is a leader within Mexico’s tourism and lodging industry with over 20 years of experience developing, acquiring and financing real estate. Between 1998 and 2008, Mr. Cababie developed the “Second Home Living” business focused on international buyers interested in owning a vacation home in Mexico. Previously, Mr. Cababie was a director on the board of Archiao Limited, a New York City and Dublin software company, from 2014 to 2018. Mr. Cababie has developed multiple residential real estate projects in beach cities including Puerto Vallarta, Mexico City, and Cancún. Mr. Cababie is a member of the boards of trustees of the Mexico’s National Museum of Anthropology, the Mexican Federation of Associations of Friends of Museums, and is an adviser to the Princess Grace Foundation (Monaco). We believe that Mr. Cababie is qualified to serve as a member of our board of directors because of his extensive business, real estate, and leadership experience, including leadership of Bay View Grand and Grupo Murano.
Marcos Sacal Cohen, 32, is the Chief Operating Officer of Murano Group, where he oversees various high-value projects. Notably, he has managed the construction and sale of Residencial Marina BVG Ixtapa for over U.S.$89 million, facilitated the sale of Residencial Villa Alejandra BVG for U.S.$48 million, and contributed to the successful sale of Grand Venetian BVG Vallarta for U.S.$300 million. Sacal Cohen holds a bachelor’s degree in business administration from Universidad Anahuac in Mexico City, and he has furthered his education with a specialization in corporate finance from ITAM and a diploma with certification in Project Evaluation from Harvard University. With his extensive expertise, he has secured financing exceeding $400 million and successfully concluded the construction of over 1,400 rooms. Moreover, he has adeptly secured management agreements with top-tier companies. His leadership was instrumental in navigating the process of a public listing on Nasdaq.
David James Galan, 51, is the Global Chief Financial Officer, and joined Murano in September 2023. Before joining Murano, Mr. Galan served from 2019 to 2023 as the Chief Financial Officer of Kibbutz Holding S.a.r.l, Dekel Real Estate Holding, S.A. From 2016 to 2019 David served initially as Chief Financial Officer and subsequently Chief Executive Officer of London Stock Exchange listed Zinc Media Group PLC, which grew to be one of the UK’s leading independent TV production businesses. Mr. Galan is a UK Chartered Accountant, having qualified at Arthur Andersen in London in the audit and then corporate finance divisions. Post qualification he spent several years working in investment banking, specializing in small-cap IPOs and M&A. Mr. Galan has over 20 years’ experience in preparing companies for public markets, equity and debt fundraising, investor relations as well as recent real estate and hospitality industry experience. Mr. Galan is a UK resident and based in London. We believe Mr. Galan is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.

Keith Graeme Edelman, 74, is an independent director of Murano. He is the Chairman of Headlam Group PLC, a floor coverings distributor, Chairman of Revolution Bars Group PLC, an operator of premium bars and pubs, and JQB, an online retailer of gold and gold coins. He has been a public company director of FTSE 100, FTSE 250, and other small cap quoted companies for over 30 years. He has worked in a broad range of consumer industries including hotels at Ladbroke Group where he spearheaded the acquisition of Hilton International for $1.9 billion, media at Carlton Communications PLC and retail at Storehouse PLC In addition, he has extensive property experience gained at Ladbroke Group, managing extensive retail property portfolios and latterly at Arsenal. His last executive role was at Arsenal Football Club where, as Managing Director, he was responsible for the development of the Emirates Stadium and the redevelopment of the old Highbury Stadium into 725 residential unit. The whole project was delivered on time and within budget. Since then, Mr. Edelman has held non-executive positions at a number of companies and was involved in of the Superdry PLC and Revolution Bars Group PLC IPOs. We believe Mr. Edelman is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.
Patrick Joseph Goulding, 61, is a director of Murano. He is a real estate and finance industry veteran with more than 30 years of management experience in public and private corporations. Most recently, Mr. Goulding has provided consulting services to a variety of firms across the finance sector in the US and United Kingdom with a particular focus on capital markets strategy including M&A and financing. Throughout his career he has served as Chief Financial Officer of a number of public and private entities across the globe and has deep knowledge and experience having worked in the US, the United Kingdom, Australia and The Netherlands through his career. Mr. Goulding previously served as a Managing Director and Head of Finance for Morgan Stanley’s global real estate investment business. He also held senior finance roles within the real estate businesses of Schroders, ING and Lend Lease. In his various roles he was an officer or director of a significant number of those firm’s businesses. Mr. Goulding attended the South East Technological University (Ireland) before completing his Chartered Accountant qualification with PricewaterhouseCoopers. He is a Fellow of Chartered Accountants Ireland. We believe Mr. Goulding is qualified to serve as a member of our board of directors because of his extensive business, leadership and finance experience.
Theodore Allegaert, 60, is an independent director of Murano. He is a U.S.-qualified lawyer with over twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a decade of experience in senior in-house roles at multinational companies in the U.S. and the U.K. He currently serves as Chief Legal Officer of Nasdaq-listed Zapp Electric Vehicles Group Ltd. Previously, he served from 2017-2020 as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC (initially as Deputy), after serving as Deputy General Counsel of its formerly Nasdaq-listed U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2015-16 and from 2021-23, Mr. Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K. Mr. Allegaert holds a bachelor’s degree from Columbia University and a Juris Doctor degree from The University of Chicago Law School.
Family Relationships
Elías Sacal Cababie and Marcos Sacal Cohen are related as father and son.
Share Ownership
The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Major Shareholders and Related Party Transactions.”
Compensation of Directors and Officers
For the year ended December 31, 2024, the aggregate amount of compensation we paid to all members of Murano’s management was Ps.$32.1 million, which amount includes compensation paid to the members of our Board of Directors for attending meetings of the Board of Directors and its Committees, the salaries of our senior management, including of our Chief Operating Officer, and the salary of the Chairman of our Board of Directors. Of the Ps.$32.1 million that we paid to members of Murano’s management, $3.6 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits.
Elías Sacal Cababie’s employment agreement provides for an indefinite period. He serves as Chief Executive Officer of Murano Group and does not receive a base salary for his functions as he is the main shareholder of Murano Group.

The following table discloses the amount of compensation paid to our senior management for the years ended December 31, 2024, 2023, and 2022:
Our “senior management” includes the Board of Directors Chief Executive Officer, the Chief Operating Officer and Chief Financial Officer.

Year	Salary (Ps.$)	Bonus (Ps.$)	Option Awards (Ps.$)	All Other Compensation (Ps.$)	Total (Ps.$)
2024	28,470,801	2,927,735		702,656	32,101,192
2023	28,065,770				28,065,770
2022	17,133,989				17,133,989

All non-executive directors are subject to a director compensation policy applying a uniform amount of cash compensation and Murano Group equity on an annual basis. Directors appointed to committees receive an additional per committee stipend. Directors performing the duty of Committee Chair or Lead Independent Director receive an additional stipend. External advice will be taken when reviewing director compensation.
Board Practices
Foreign Private Issuer Exemption
Under Nasdaq rules, a “foreign private issuer,” as defined by the SEC, such as Murano generally is permitted to follow home country rules with regard to corporate governance practices, instead of the comparable requirements of the applicable Nasdaq rules, other than with respect to certain matters including, among others, the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports.
In the interest of transparency, as a foreign private issuer, Murano will not follow the requirement applicable for U.S. listed companies to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. In addition, Murano has elected to comply with the corporate governance rules set forth by the laws of Jersey and in the Company's memorandum and articles of association in lieu of the requirements of Rule 5600 of the Nasdaq corporate governance rules (with the exception of those rules that we are advised the Company is required to follow pursuant to the provisions of Rule 5615(a)(3) of the Nasdaq corporate governance rules).
We also inform you of the following nuances with respect to certain of our other corporate governance practices as of the date of this prospectus, subject to future changes or additions from time to time (that would be publicly disclosed):
•
our Board of Directors and Audit Committee (“AC”) will hold fiduciary duties and liability for our accounts and annual filings, as opposed to them being signed off by our Chief Executive Officer and Chief Financial Officer with oversight by the AC;

•
our shareholders are required by home country law to appoint our auditor, which therefore goes into the general shareholders meeting circular each year. Our AC does not itself appoint the auditor, they only recommend them for appointment; and

•	our shareholders are not required to vote to issue shares, which is delegated directly to our Board of Directors under our Articles and in our Compensation & Governance Committee charter.
Murano intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq corporate governance rules and listing standards.
Because Murano is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company
For purposes of the rules of the Nasdaq, Murano is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Elías Sacal Cababie owned more than 50% of the outstanding Murano Ordinary Shares. Accordingly, Murano may be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards.
Corporate Governance
We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our shareholders following the Business Combination. Notable features of our corporate governance include:
•
we have independent director representation on our Audit, Compensation & Governance, and Nominations committees, and our independent directors meet with sufficient frequency to allow our Board to manage and control our business in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC; and
•	we implement a range of other corporate governance practices, including implementing a robust director education program.
Our Board has adopted Corporate Governance Guidelines, which are available on our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Independence of our Board of Directors
Audit Committee
Our Audit Committee will be responsible for, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
The members of our Audit Committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Board has adopted a new written charter for the Audit Committee, which is available on our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Compensation & Governance Committee
Our Compensation and Governance committee will be responsible for, among other things:
•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;
•	reviewing and approving all employment agreement and severance arrangements for our executive officers;
•	making recommendations to our board of directors regarding the compensation of our directors; and
•	retaining and overseeing any compensation consultants.
The members of our Compensation and Governance committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Our Board has adopted a new written charter for the compensation and governance committee, which is available on our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Nominations Committee
Our nominations committee will be responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•	overseeing succession planning for our Chief Executive Officer and other executive officers;
•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;
•	reviews developments in corporate governance practices;
•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and
•	developing and recommending to our board of directors a set of corporate governance guidelines.
The members of our Nominations Committee, Keith Graeme Edelman and Theodore Allegaert, were designated by our Board, and each qualifies as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominations committee membership. Our Board has adopted a new written charter for the Nomination Committee, which is available on our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Ethics
Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Employees
As of December 31, 2024, Murano directly and indirectly employed approximately 1,088 employees worldwide at its corporate offices and on-site at its resorts. Murano believes relations with its employees are good. Murano estimates that 579 of these employees are represented by labor unions. Third-party service providers hire a significant number of employees to perform services for Murano and its affiliates, as is customary in the industry.
Share Ownership
Information regarding the ownership of Murano’s ordinary shares by Murano’s directors and executive officers is set forth in “Principal Shareholders” in this Prospectus.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

PRINCIPAL SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of Murano’s ordinary shares as of December 31, 2024 by:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.
As of March 21, 2024 Murano’s ordinary shares issued after giving effect to the Business Combination were 79,242,873.
As of December 31, 2024 the percentage of Murano’s ordinary shares beneficially owned is computed on the basis of 79,305,736 ordinary shares issued and outstanding.

Beneficial Owners(1)	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% shareholders:
Elías Sacal Cababie	69,152,609	87.2%
Shawn Matthews(2)	8,812,500	11.1%
Directors and Executive Officers
Elías Sacal Cababie	69,152,609	87.2%
Marcos Sacal Cohen	—	*
David James Galan	—	*
Keith Graeme Edelman	—	*
Theodore Allegaert	—	*
Patrick Joseph Goulding	—	*
All directors and executive officers as a group	69,152,509	87.2%

(*)	Less than 1% individually.
(1)	Unless otherwise noted, the business address of each of our shareholders is 25 Berkeley Square, London W1J 6HN.
(2)
HCM Investor Holdings, LLC is the record holder of such shares. Mr. Matthews is the managing member of HCM Holdings. As such, each of HCM Holdings and Mr. Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by HCM Holdings. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by HCM Holdings, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SELLING SECURITYHOLDERS
The Selling Securityholders listed in the table below may from time to time offer and sell any or all of the ordinary shares and warrants set forth below pursuant to this prospectus. When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Securityholders’ interest in the ordinary shares and warrants after the date of this prospectus.
The following table sets forth certain information provided by or on behalf of the Selling Securityholders concerning the ordinary shares and warrants that may be offered from time to time by each Selling Securityholder pursuant to this prospectus. The Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary. Each Selling Securityholder may sell all, some or none of such securities in this offering.
The percentage of total share capital of each Selling Securityholder is computed of the basis of 79,315,662 ordinary shares issued and outstanding.

	Securities Owned Before the Offering		Securities to be Sold	Securities Owned After the Offering
Name of Selling Securityholder	Ordinary Shares	% of Total Share Capital	Ordinary Shares	Ordinary Shares	%
HCM Investor Holdings, LLC(1)	8,812,500	11.3%	8,737,500	8,812,500	11.3%
ESC(2)	69,152,609	88.3%	69,100,000	69,152,609	88.3%
Jacob Loveless(3)	25,000	*	25,000	25,000	*
Steven Bischoff(4)	25,000	*	25,000	25,000	*
David Goldfarb(5)	25,000	*	25,000	25,000	*
YA II PN, Ltd.(6)	253,070	*	51,852,657	253,070	*
Total	78,293,179	99.6%	129,765,157	78,293,179	99.6%

*	Less than 1%.
(1)
HCM Holdings is the record holder of such shares. Mr. Matthews is the managing member of HCM Holdings. As such, each of HCM Holdings and Mr. Matthews may be deemed to share beneficial ownership of the ordinary shares held directly by HCM Holdings. Mr. Matthews disclaims any beneficial ownership of the ordinary shares held directly by HCM Holdings, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The address of HCM Investor Holdings, LLC is 100 First Stamford Place, Suite 330, Stamford, Connecticut 06902.

(2)	The address of Elías Sacal Cababie is 25 Berkeley Square, London W1J 6HN.
(3)	The address of Jacob Loveless is 100 First Stamford Place, Suite 330, Stamford, Connecticut 06902.
(4)	The address of Steven Bischoff is 100 First Stamford Place, Suite 330, Stamford, Connecticut 06902.
(5)	The address of David Goldfarb is 100 First Stamford Place, Suite 330, Stamford, Connecticut 06902.
(6)	Investment decisions for YA II PN, Ltd. are made by Mr. Mark Angleo. The business address for YA II PN, Ltd. is 1012 Springfield Avenue, Mountainside, NJ 07092.

RELATED PARTY TRANSACTIONS
The table below sets forth the entities the Murano Group has engaged in related party transactions with and their relationship to the Murano Group:

Related Party	Relationship to Murano Group
Impulsora Turistica de Vallarta, S. A. de C. V. (ITV)	A Mexican corporation (sociedad anónima) owned 0.000001% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity).
Puerto Varas, S. A. de C. V. (Puerto Varas)	A Mexican corporation (sociedad anónima) owned 50.00% by ESAGRUP (Company in which Elías Sacal Cababie holds 99.99% of its equity).
Elías Sacal Cababie	Founder and Chief Executive Officer of Murano.
Marcos Sacal Cohen	Chief Operating Officer of Murano and son of Elías Sacal Cababie.
E.S. Agrupación, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.99% and BVG Infraestructura holds 0.01% of its equity.
Sofoplus, S. A. P. I. de C. V., SOFOM, ER (Sofoplus)	A Mexican Stock Market Promotion Company (S. A. P. I. by its acronym in Spanish) in which Harry Sacal Cababie holds 0.1% of its equity and 99.99% indirectly.
Inmobiliaria Insurgentes 421, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which the Insurgentes Security Trust holds 99.99% of its equity.
Murano World, S.A. de C.V.	A Mexican corporation (sociedad anónima) in which Murano PV, S.A. de C.V. holds 99.9999% and Murano Management, S.A. de C.V. holds 0.0001% of its equity.
BVG Infraestructura, S.A.de C.V.	A Mexican corporation (sociedad anónima) in which Elías Sacal Cababie holds 99.9999992% of its equity.

Provision of Administrative Services
ITV
During 2024 and for the year ended December 31, 2023, there were no services provided to ITV. For the year ended December 31, 2022, the Murano Group provided services to ITV. The services consisted primarily of administrative services. For the year ended December 31, 2022, the Murano Group accrued a total of Ps.$1,370,344 (U.S.$66,812) in administrative services. As of December 31, 2024, 2023 and 2022 there were no remaining balances to collect under the services agreement.
Puerto Varas
For the year ended December 31, 2024 there were no services provided s to Puerto Varas. For the years ended December 2023, and 2022, the services consisted primarily of administrative services in the amount of Ps.$1,761,896 (U.S.$85,903) and Ps.$667,891 (U.S.$32,564) respectively. As of December 31, 2024, 2023 and 2022, there was no balance pending to collect under the services agreement.
Related Party Loans
ITV
On May 2, 2021, ITV made a 36-month loan (subsequently amended to 48-months on May 3, 2021) to Murano World, S. A. de C. V., for a total amount of Ps.$97,500,000 (U.S.$4,753,709) at an annual rate of 17.75%. As of December 31, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$39,121,151 (U.S.$1,907,390) and Ps.$58,078,077 (U.S.$2,831,654), respectively. On May 2, 2024, the maturity of this loan was extended for one additional year. On October 31, 2024, the outstanding balance of this loan was repaid in full.
On April 30, 2024, ITV granted a 36-month loan to Murano World in the amount of Ps.$17,200,000 (U.S.$838,603) with an interest rate of 17.75% and payments of principal after 12 months of the signing date. On October 31, 2024, the outstanding balance of this loan was repaid in full.

For the years ended December 31, 2024,2023 and 2022, the Murano Group paid interest in the amount of Ps.$2,368,211(U.S.$115,464) Ps.$7,608,336 (U.S.$370,952) and Ps.$15,159,574 (U.S.$739,120), respectively.
Elías Sacal Cababié
On February 9, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of Ps.$7,900,000 (U.S.$385,172) at a monthly variable rate of TIIE 28 plus a spread of 3%. The outstanding balance of this loan was paid during December 2023.
On February 10, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S.$2,865,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full.
On September 26, 2023, Murano World, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie on commercially reasonable arm’s length terms for a total amount of U.S.$3,200,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full.
On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of Ps.$2,000,000 (U.S.$97,512) at a monthly variable rate of TIIE 28 plus a spread of 3%. As of December 31, 2024, the outstanding balance of this loan was repaid on March 8, 2024, as part of the capital restructuring as described in Note 2.c of the Murano Group Consolidated and Combined Financial Statements.
On April 14, 2023, Murano PV, S.A. de C.V. granted a 12-month loan to Elías Sacal Cababie. on commercially reasonable arm’s length terms for a total amount of U.S.$438,611 at a monthly variable rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.c of the Murano Group Consolidated and Combined Financial Statements.
ESAGRUP
On February 10, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of Ps.$9,620,660 (U.S.$469,065) at a monthly variable rate of TIIE 28 plus a spread of 3%. On October 31, 2024, this loan was repaid in full.
On March 31, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of U.S.$453,000 at a monthly variable rate of 3M SOFR plus a spread of 3%. On October 31, 2024, this loan was repaid in full.
On April 14, 2023, Murano PV granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of U.S.$359,368 at a monthly variable rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in Note 2.c. of the Murano Group Consolidated and Combined Financial Statements.
On May 5, 2023, Murano PV granted a short-term loan to ESAGRUP of Ps.$30,000 with a maturity of a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024.
On November 9, 2023, Murano World granted a 12-month loan to ESAGRUP on commercially reasonable arm’s length terms for a total amount of Ps.$10,000,000 (U.S.$571,373) at a monthly variable rate of TIIE 28 plus a spread of 3%. On October 31, 2024, this loan was repaid in full.
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay the balance in full on October 31, 2024.
On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full.

On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full.
Sofoplus
On June 28, 2019, Sofoplus made a 48-month loan to Murano World, S. A. de C. V. on commercially reasonable arm’s length terms for a total amount of Ps.$100,000,000 (U.S.$4,875,599) at an annual rate of 16.75%. As of December 31, 2022, the outstanding balance of this loan was Ps.$71,179,852 (U.S.$3,470,444). The remaining balance of this loan was paid on August 24, 2023.
On June 24, 2022, Sofoplus granted a loan agreement to Murano World S. A. de C.V. of up to U.S.$15,000,000, on commercially reasonable arm’s length terms, with a three-year maturity and an annual interest rate of 15%. Elías Sacal Cababie, Marcos Sacal Cohen and ES Agrupación signed as joint obligors for this loan. As of December 31, 2024, 2023 and 2022, the outstanding balance of this loan, including interest was Ps.$110,642,225 (U.S.$5,394,471), Ps.$171,153,445 (U.S.$8,344,756) and Ps.$145,231,418 (U.S.$7,080,902).
On October 2023 and April 2024 SGGYP Sureste, S. A. de C. V. transferred its collection rights of its outstanding invoices with the GIC I Trust to Sofoplus in the amount of Ps.$7,500,000 (U.S.$365,670) and Ps.$3,499,325 (U.S.$170,613), respectively. On November 29,2024 the Group paid Ps.$1,000,000 (U.S.$48,756) to the principal balance of the discounted invoices described above. As of December 31, 2024 the outstanding balance of this discounted invoices was Ps.$9,999,325 (U.S.$487,527).
On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S.$15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026. As of December 31, 2024 the outstanding balance of this loan including interest was Ps.$74,001,162 (U.S.$3,608,000).
For the years ended December 31, 2024,2023 and 2022, the Murano Group has paid interest of Ps.$26,524,331 (U.S.$1,293,220), Ps.$27,324,815 (U.S.$1,332,248) and Ps.$25,493,235 (U.S.$1,242,948), respectively.
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of U.S.$870,772 and $5,129,228 on January 31, 2025 and February 13, 2025. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028.
Inmobiliaria Insurgentes
On July 1, 2023, the lease agreements between (i) Inmobiliaria Insurgentes 421 (as lessor) and OHI421 (as lessee) and (ii) Inmobiliaria Insurgentes 421 (as lessor) OHI421 Premium (as lessee) became effective. These lease agreements were executed for a 20-year term and their purpose is to lease the property of the Insurgentes 421 Hotel Complex.
These agreements were negotiated and entered into between related parties. Therefore, the terms of the Insurgentes Loan Agreements, including consideration payable thereunder, may be less favorable to us than terms negotiated with unaffiliated and third-party lessees. Under both lease agreements, the lessees must pay a monthly base rent of U.S.$50,000 and an annual variable rent payment based on 95% of the lessees’ annual operating income.
As of December 31, 2024, Inmobiliaria Insurgentes 421 has received from the lessees, the monthly amount of U.S.$50,000 for base rent concept, which means that the cumulative base rent paid by each lessee was U.S.$600,000. Payments for concept of variable rent under the lease agreements amounted during 2024 Ps.$53,174,238 (U.S.$2,592,563).

BVG Infraestructura
On March 1, 2023, BVG Infraestructura, S.A. de C.V. granted a 12-month loan to Inmobiliaria Insurgentes 421 for a total amount of U.S.$955,011 at a monthly variable rate of SOFR plus a spread of 3%. As of December 31, 2023, the outstanding balance of this loan was U.S.$709,494. On October 31, 2024, these loan was repaid in full.
Promissory Notes
Certain Group Companies issued the following promissory notes as part of the Murano Group Reorganization in order to capitalize Murano Global Investments Limited:
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$73,000,000 (U.S.$4,321,189) as a result of the purchase of 103,267,741 shares of Murano World, S. A. de C. V. previously owned by Elías Sacal.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$18,000,000 (U.S.$1,065,499) as a result of a transfer of the trustee rights of 16,915,151 shares of Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by Elías Sacal.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ESAGRUP for the total amount of Ps.$266,500,000 (U.S.$15,775,298) as a result of the purchase of 329,753,574 shares of Murano World, S. A. de C. V. previously owned by ESAGRUP.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ESAGRUP for the total amount of Ps.$542,500,000 (U.S.$32,112,943) as a result of the transfer of the trustee rights of 434,361,612 shares from Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by ESAGRUP.
All the promissory notes described above were issued as part of the Murano Group Reorganization and used by Elías Sacal Cababie to capitalize Murano Global Investments PLC On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Murano Group Reorganization by capitalizing Murano PV and the notes were canceled as a final step in the reorganization.
For more information about Murano Group’s transactions with related parties please see Note 6 to the Murano Group Consolidated and Combined Financial Statements included elsewhere in this prospectus.
Certain Agreements Related to the Business Combination
In connection with the Business Combination, we entered into the following agreements:
•
Sponsor Support Agreement with HCM and HCM Holdings, concurrently with the execution and delivery of the Business Combination Agreement, pursuant to which HCM Holdings has agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the Extraordinary Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its HCM Class B Ordinary Shares in favor of (A) the approval and adoption of the Business Combination Agreement and approval of the Merger and all other transactions contemplated by the Business Combination Agreement, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HCM under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by HCM for consummation of the Merger and the other transactions contemplated by the Business Combination Agreement.

•
Assignment, Assumption and Amendment to HCM Warrant Agreement with HCM and Continental, as warrant agent, pursuant to which, as of the Effective Time (as defined in the agreement), (i) each SPAC Warrant (as defined in the agreement) that is outstanding immediately prior to the Effective Time will no longer represent a right to acquire one HCM Ordinary Share and will instead represent the right to acquire the same number of Murano Ordinary Shares under substantially the same terms as set forth in the HCM Warrant Agreement entered into in connection with HCM’s IPO and (ii) HCM will assign to Murano all of HCM’s right, title and interest in and to the existing HCM Warrant Agreement and Murano will assume, and agree to pay, perform, satisfy and discharge in full, all of HCM’s liabilities and obligations under the existing HCM Warrant Agreement arising from and after the Effective Time.

•	Registration Rights Agreement with HCM Holdings and certain equityholders, containing customary registration rights for HCM Holdings and the equityholders who are parties thereto.
•
Lock-Up Agreement with HCM Holdings, which was subsequently amended on December 31, 2023, pursuant to which the sponsor has agreed not to transfer any PubCo Lock-Up Shares held by it during the Lock-Up Period (in each case as defined in the agreement).

•
Vendor Participation Agreement with HCM and HCM Holdings and certain vendors of Murano, pursuant to which such vendors were entitled to purchase at cost an aggregate of 1,250,000 additional Founder Shares (as defined in the agreement) from sponsor, immediately prior to the consummation of the Business Combination, contingent upon the satisfaction and cancellation of an aggregate principal amount of $12,500,000 due from Murano.

•
Indemnification agreement granted by Elías Sacal Cababie in favor of HCM Acquisition Corp executed as of March 20, 2024, pursuant to which, among others, Elías Sacal Cababie shall indemnify and hold HCM and its successors harmless from tax contingencies resulting from (i) the inclusion of BVG Infraestructura, S.A. de C.V. as settlor and beneficiary of F/0455 Trust and (ii) the segregation of real estate property from the F/0455 Trust, Exitus Trust and GIC II Trust.

DESCRIPTION OF SHARE CAPITAL
The following description summarizes material terms of our constitution. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our constitution, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our constitution.
The following is a summary of the material terms of the ordinary shares as set forth in the Murano Organizational Documents and the material provisions of the laws of the Bailiwick of Jersey. This summary does not purport to be complete and is qualified in its entirety by reference to the Murano Organizational Documents in the form set forth on Exhibit E to the registration statement.
Share Capital
The authorized share capital of Murano is unlimited, shares are denominated in U.S.$, shares are ordinary shares of no par value each, which may be issued in such class or classes or series as the Murano Board may determine in accordance with the Murano Organizational Documents.
All ordinary shares have equal voting rights and no right to a fixed income and carry the right to receive dividends that have been declared by the Murano Board. The holders of ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of Murano. The rights and obligations attaching to any preferred shares are determined at the time of issue by the Murano Board in its absolute discretion and must be set forth in a statement of rights. Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both. Upon consummation of the transaction, Murano did not have any preferred shares issued and outstanding. This ability to issue blank check preferred shares means that the Murano Board has the ability to adopt a shareholder rights plan, or a “poison pill”, in the future.
The Murano Board may issue ordinary shares or preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of the NYSE, Nasdaq, ASX or other stock exchange or quotation system on which any class or series of Murano’s shares may be listed or quoted.
Subject to the Murano articles of association and the rights or restrictions attached to any shares or class of shares, if Murano is wound up and the property of Murano available for distribution among the shareholders is more than sufficient to pay (i) all the debts and liabilities of Murano and (ii) the costs, charges and expenses of the winding up, the excess must be divided pari passu among the holders of ordinary shares pro rata to the number of ordinary shares held by each member at the time of the commencement of the winding up (but if any share is not fully paid up, that share shall only carry the right to receive a distribution calculated on the basis of the proportion that the amount paid up on that Murano Ordinary Share bears to the issue price of that Murano Ordinary Share). If Murano is wound up, the directors or liquidator (as applicable) may, with the authority of a special resolution and subject to the Murano articles of association and any other sanction required by the Jersey Companies Law: (i) divide amongst the members in specie the whole or any part of the assets of Murano (whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds) and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may subject to any special rights attached to any shares or the terms of issue thereof determine how such division shall be carried out as between the members or different classes of members; and (ii) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator (or the directors, where no liquidator is appointed) with the like authority shall think fit, and the liquidation of Murano may be closed and Murano dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.
Murano’s registered office address and the address where Murano’s register of members is maintained is 19-21 Broad Street, St Helier JE2 3RR, Jersey.
Organizational Documents; Jurisdiction
The rights of Murano shareholders are governed by, among other things, the Murano Organizational Documents and the laws of the Bailiwick of Jersey, including the Jersey Companies Law.

Voting Rights
Each Murano Share entitles the holder to one vote per share at any general meeting of shareholders. An ordinary resolution requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon. A special resolution requires approval by the holders of two-thirds of the voting rights represented at a meeting, in person or by proxy, and voting thereon (or such greater majority as the Murano articles of association may prescribe).
Voting rights with respect to any class of preferred shares (if any) are determined by the Murano Board and set out in the relevant statement of rights for such class.
Neither Jersey law nor the Murano articles of association restrict non-resident shareholders from holding or exercising voting rights in relation of ordinary shares. There are no provisions in the Jersey Companies Law relating to cumulative voting.
No Preemptive Rights
Murano shareholders do not have preemptive rights to acquire newly issued ordinary shares.
Variation of Rights
The rights attached to any class of ordinary shares, such as voting, dividends and the like, may, unless their terms of issue state otherwise, be varied by a special resolution passed at a separate meeting of the holders of shares of such class.
Certificated and Uncertificated Shares
Ordinary shares may be held in either certificated or uncertificated form. Every holder of certificated shares is entitled, without payment, to have a certificate for the shares that it owns executed under Murano’s seal or in such other manner as provided by the Jersey Companies Law.
Transfer of Shares
Generally, fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Murano articles of association unless the transfer is restricted by applicable securities laws or prohibited by another instrument.
Dividends
The Murano Board may declare and pay any dividends from time to time as the Murano Board may determine. The Murano Board may rescind a decision to pay a dividend, before the payment date, in its sole discretion. The payment of a dividend does not require shareholder confirmation or approval at a general meeting of the shareholders.
Selling Securityholders of ordinary shares are entitled, subject to the rules of Nasdaq or other stock exchange or quotation system on which any class or series of Murano’s shares may be listed or quoted (including any rules relating to the transfers of securities), to receive equally, on a per share basis, any dividends that may be declared in respect of ordinary shares by the Murano Board.
The Murano Board may direct that a dividend will be satisfied from any available source permitted by law, including wholly or partly by the distribution of assets, including paid up shares or securities of Murano or another company.
Under the Jersey Companies Law, a distribution (including a dividend) may be debited by a company from any account of that company other than the nominal capital account or a capital redemption reserve. The directors of a Bailiwick of Jersey company which authorize a distribution must make a statutory solvency statement in the form set out in the Jersey Companies Law.
No dividend or other amounts payable on or in respect of a share bears interest as against Murano (unless the terms of the share specify otherwise).

Under the Murano articles of association, all unclaimed distributions, dividends or other moneys payable on or in respect of a share may be invested or otherwise made use of by the Murano Board for the benefit of Murano until claimed. The payment by the Murano Board of any such distribution, dividend or other moneys into a separate account shall not constitute Murano a trustee in respect thereof and any distribution or dividend unclaimed after a period of twelve years from the date of declaration of such distribution or dividend or the date on which such distribution or dividend became due for payment shall be forfeited and shall revert to Murano, but the Murano Board may at its discretion pay any such distribution, dividend or such other moneys or some part thereof to a person who would have been entitled thereto had the same not reverted to Murano.
Alteration of Share Capital
Under the Jersey Companies Law, Murano may, by special resolution of its shareholders: increase its share capital; consolidate or sub-divide its share capital; convert shares into or from stock; re-denominate any of its shares into another currency or reduce its share capital, capital redemption reserve or share premium account in any way.
Redeemable Shares
The ordinary shares are not redeemable. Pursuant and subject to the Jersey Companies Law and the Murano articles of association, the Murano Board may issue, or with the sanction of a special resolution convert any existing non-redeemable share (whether issued or not) into, a share which is to be redeemed, or is liable to be redeemed either in accordance with its terms or at the option of Murano or the holder.
Purchase of Own Shares
Subject to the provisions of the Jersey Companies Law and the Murano articles of association, Murano may purchase its own shares (including any redeemable shares) and either cancel them or hold them as treasury shares.
Under Jersey law, Murano’s purchase of its own shares must be sanctioned by a special resolution of Murano’s shareholders. If the purchase is to be made on a stock exchange, the special resolution must specify the maximum number of shares to be purchased, the maximum and minimum prices which may be paid, and the date on which the authority to purchase is to expire (which may not be more than five years after the date of the resolution). If the purchase is to be made otherwise than on a stock exchange, the purchase must be made pursuant to a written purchase contract approved in advance by a resolution of shareholders. The shares being purchased do not carry the right to vote on the resolution sanctioning the purchase or approving that contract.
Application of Standard Table
The “standard table” of provisions under the Jersey Companies Law does not apply.
Listing
Ordinary shares are listed on Nasdaq under the symbol “MRNO.”
Warrants
Murano’s Warrants
Each whole Converted Warrant entitles the registered holder to purchase one Murano Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of (i) 30 days after the completion of the Business Combination and (ii) the date that is twelve months from the date of the closing of HCM’s IPO. However, no warrants are exercisable for cash unless Murano has an effective and current registration statement covering the Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when Murano shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption or another exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent. Pursuant to the HCM Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the HCM Units and only whole warrants will trade. If, upon exercise of warrants, a holder would be entitled to a fractional interest in an Ordinary Share, Murano will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p m., New York City time, or earlier upon redemption or liquidation.
Redemption of Murano Warrants
Redemption of warrants for cash. Murano may elect to redeem, the outstanding warrants (except as described herein with respect to the private placement warrants), and shall fix a date for redemption (the “Redemption Date”):
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before Murano sends the notice of redemption to the warrant holders.

Murano will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. Murano may exercise our redemption right even if Murano is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If Murano calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Ordinary Shares equal the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” of Ordinary Shares over the exercise price of the warrants by (y) the fair market value.
In the event that Murano elects to redeem all of the redeemable warrants as described above, Murano will fix a date for the redemption (the “Warrant Redemption Date”). Pursuant to the terms of the Amended and Restated Warrant Agreement, notice of redemption will be mailed by first class mail, postage prepaid, by Murano not less than 30 days prior to the Warrant Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. In addition, Murano will issue a press release and file a current report on Form 6-K with the Securities and Exchange Commission containing notice of redemption. Murano is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the Amended and Restated Warrant Agreement.
Exercise After Notice of Redemption. The Warrants may be exercised, for cash at any time after notice of redemption shall have been given by Murano and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

The exercise price and number of shares of Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described in the HCM Warrant Agreement, the warrants will not be adjusted for issuances of shares of Ordinary Shares at a price below their respective exercise prices.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
Our Transfer Agent and Warrant Agent
The transfer agent for Murano’s Ordinary Shares and warrant agent for Murano’s warrants is Continental Stock Transfer & Trust Company. Murano has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of the material terms of certain of our indebtedness.
11% Senior Secured Notes due 2031
In September 2024, we completed the issuance of an aggregate principal amount of U.S.$300.0 million of our 11% senior secured notes pursuant to the Indenture. The 2031 Notes will mature on September 2031 and bear interest rate of (a) 11.00% per annum payable in cash, and (b) from the issuance date to September 2027, 2.00% per annum payable in kind (the “PIK Interest”) at a total rate of 13.00% by capitalizing such PIK Interest (and increasing the principal amount of the outstanding Notes in an amount equal to such PIK Interest) or by issuing PIK Notes (as such term is defined in the Indenture), payable on a semi-annual basis. The 2031 Notes were issued by the Issuer Trust and guaranteed by Operadora GIC I, CIB/3224 Trust, GIC I Trust and Murano PV, and backed primarily by cash flows from the GIC I Hotel. The Indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries, among other restrictive covenants.
Proceeds from the 2031 Notes were used to refinance existing debt facilities of the Murano Group (including the GIC I Loan), fund a debt service reserve, cover transaction fees, fund working capital and finance the completion of the GIC I Hotel. This was Murano’s first major debt capital markets transaction as a public firm, and it was oversubscribed. This financing improved Murano’s capital structure and liquidity, reducing refinancing risk. The 2031 Notes received credit ratings (Ba1/BB) and were placed with institutional investors under Rule 144A/Reg S.
On March 12, 2025, the Issuer Trust and Tecnología en Cuentas por Cobrar, S.A.P.I. de C.V., as supervisor under the Issuer Trust, used the amounts on deposit in the debt service reserve account of the Issuer Trust to make the payment of the coupon corresponding to such date.
On April 22, 2025, Operadora GIC I, on behalf of itself and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event (as defined in the Indenture) due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. Such Rapid Amortization Event (as defined in the Indenture) did not result in the debt being callable under the terms of the 2031 Notes.
On April 30, 2025, the Issuer Trust gave notice to CIBanco, as trustee of the GIC I Trust, Banco Actinver, S.A., Institución de Banca Múltiple, as onshore collateral agent, and The Bank of New York Mellon, as indenture trustee, that as of the Calculation Date falling on March 31, 2025, the Debt Service Coverage Ratio was 0.55x.
Under the Indenture, the Company was required to deliver no later than April 30, 2025, annual audited financial statements of certain subsidiaries as of and for the year ended December 31, 2024. Such subsidiaries unexpectedly required additional time to complete the preparation and review of their respective annual audited financial statements. On June 4, 2025, the Company delivered an officer's certificate to the trustee and collateral agent of the 2031 Notes, expressing that such subsidiaries plan to deliver the financial statements no later than June 30, 2025.
As of the date of this prospectus, the Company has retained specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring. Whilst the terms of such a debt restructuring have not yet been agreed with the Company’s various lenders, and there can be no assurance that a successful outcome will be achieved, Management believes that these efforts represent a reasonable course of action to address the Group’s financial position and mitigate the risk over our ability to continue as a going concern. The senior secured note holders of the 2031 Notes have retained a financial advisor to represent them, such discussions have been constructive, and we are working towards a resolution.
Insurgentes Loan
The construction, development and start of operations of the Insurgentes 421 Hotel Complex have been financed through a loan facility entered into on September 29, 2022, Inmobiliaria Insurgentes 421, as borrower, OHI421 and OHI421 Premium, as joint obligors, and Bancomext, as lender, as amended and restated from time to time. The principal amount of the facility was U.S.$75 million, with a variable interest rate, divided into two tranches, tranche A for an amount of U.S.$49.5 million and tranche B for an amount of U.S.$25.5 million. The use of proceeds for tranche A was for the payment and refinancing of a prior loan; tranche B use of proceeds was for the financing of the renovation of the Insurgentes 421 Hotel Complex. On May 25, 2023, the parties amended and restated such loan agreement to increase the credit line with Bancomext from U.S.$75 million to U.S.$100 million pursuant to a new tranche of credit (tranche C).
The quarterly interest payable under the Insurgentes Loan is equal to term SOFR plus a 3.5% margin and the maturity is October 7, 2037. The proceeds from the Insurgentes Loan were used to refinance certain indebtedness related to the development of the Insurgentes 421 Hotel Complex and pay capital expenditures related to the development and start of operations of the Insurgentes 421 Hotel Complex.
As of December 31, 2024, the outstanding principal amount under the Insurgentes Loan was Ps.$2,029.1 million (U.S.$98.9 million).
As part of the collateral to secure the Insurgentes Loan, the following rights and assets were contributed to the Insurgentes Security Trust:
•
Inmobiliaria Insurgentes 421 contributed (i) the property of the Insurgentes 421 Hotel Complex, (ii) its collection rights under and in respect of each of the Insurgentes Lease Agreements, and (iii) its collection rights in regard to any potential sale of the Insurgentes 421 Hotel Complex, among other rights set forth in the Insurgentes Security Trust;

•	OHI421 contributed (i) its collection rights under the Andaz Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;
•	OHI421 Premium contributed (i) its collection rights under the Mondrian Hotel Management Agreement and related net cash flows and (ii) its collection rights in regard to any sublease agreement;
•	Murano PV contributed (i) 500 Series A shares of fixed capital stock and (ii) 434,361,112 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421;
•
Murano PV contributed (i) 49,499 Series A shares of fixed capital stock and (ii) 10,771,066 Series B shares of variable capital stock of Inmobiliaria Insurgentes 421, which together with the ESAGRUP contribution represent approximately 99.99% of the capital stock of Inmobiliaria Insurgentes 421;

•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421, which represent 99.99% of the capital stock of OHI421; and
•	Murano Management contributed 49,999 shares of fixed capital stock representative of the capital stock of OHI421 Premium, which represent 99.99% of the capital stock of OHI421 Premium.
The Insurgentes Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The debt service reserve account related to the Insurgentes Loan has not been funded as of December 31, 2024, and as a result the covenant to maintain such reserve account funded was breached. As of the date of the issuance of the Murano Group Consolidated and Combined Financial Statements, the Group has requested a waiver of this breach from Bancomext and is in discussions to potentially obtain this waiver in the short term. The Group foresees that other relevant covenants will be in breach for the Insurgentes Loan as the coverage of the debt service ratio of 1.0 to 1.2 will not be achievable in the next 12 months based on management projections. On January 8, 2025 and April 7, 2025, the Group paid the quarterly interest.
GIC I Loan
The construction, development, equipment and start of operations of the GIC I Hotel was initially financed through a mortgage loan facility provided by a syndicate of banks including Sabcapital, CaixaBank, Bancomext, Nafin and Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R, as lenders (the “GIC I Senior Lenders”), pursuant to the terms and conditions of the syndicated senior secured loan agreement dated October 4, 2019 (as amended and restated from time to time, including on July 11, 2022, August 24, 2023 and December 20, 2023), entered into among the GIC I Trust, as borrower, Operadora GIC I, Operadora GIC II, and Murano World, as joint obligors, the GIC I Senior Lenders, as lenders, and Sabadell, as administrative agent and collateral agent, under which the GIC I Senior Lenders granted a loan subject to the terms and conditions set forth therein in an aggregate amount of U.S.$239,811,149.50 at an interest rate of term SOFR +4.0116%. The amounts borrowed under the GIC I Loan were used to partially finance the construction and development of the GIC Complex, among other uses.

The balance of the GIC I Loan was repaid in full.
GIC I VAT Loan
In order to finance up to 80% of the value added tax payable during the construction of the GIC I Hotel, the GIC I Trust as borrower and Operadora GIC I as joint obligor, entered into a loan agreement dated as of October 16, 2019, with Bancomext, as lender, pursuant to which Bancomext provided a 12-year loan on the aggregate amount of U.S.$31,480,000.00 at an interest rate of TIIE 91 days + 2.75% (with borrowings as of 2024 bearing an interest rate of TIIE 28 days + 2.75%), and maturing on June 30, 2034 (as amended, supplemented and/or restated from time to time, the “GIC I VAT Loan”).
As part of the collateral to secure the GIC I VAT Loan, the GIC I Trust granted a second ranking mortgage over GIC Private Unit 1, GIC Private Unit 4 and GIC Private Unit 5.
The GIC I VAT Loan was governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The balance of the GIC I VAT Loan was repaid in full.
Beach Club Loan
The acquisition and development of the beach club property related to the GIC Complex has been financed through the Beach Club Loan. The annual interest payable under the Beach Club Loan is equal to 10% and the loan matures on December 1, 2030. As of December 31, 2024, the outstanding principal amount of the Beach Club Loan was Ps.$410.2 million (U.S.$20 million).
As part of the collateral to secure the Beach Club Loan, Murano World granted a first ranking mortgage in favor of ALG with respect to the Playa Delfines Property where the beach club is located.
The Beach Club Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The Beach Club Loan is in breach as the Group did not pay the annual interest due in December 2024. The Beach Club Loan has not been accelerated and ALG has not notified any intention to accelerate the Beach Club Loan, however pursuant to IAS 1 “Presentation of Financial Statements”, the Beach Club Loan is classified as current liability as of December 31, 2024.
Finamo Loans
On January 5, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to U.S.$26.0 million at a fixed interest rate of 15%, and maturing on January 1, 2030 (as amended, supplemented and/or restated from time to time, the “Finamo Loan I”). The amounts borrowed under the Finamo Loan were used to partially finance the completion and start of operations of the GIC I Hotel, among other uses. As of December 31, 2024, the outstanding principal amount of the Finamo Loan I was Ps.$22.3 million.
On April 9, 2024, Murano PV, as borrower, and Elías Sacal Cababie, as joint obligor, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$100 million at a fixed interest rate of 22%, and maturing on November 15, 2025 (the “Finamo Loan II”). As of December 31, 2024, the outstanding principal amount of the Finamo Loan II was Ps.$100 million. The amounts borrowed under the Finamo Loan II were used to partially finance the start of operations of the GIC I Hotel, among other uses.
Additionally, on December 3, 2024, Murano World, as borrower, Elías Sacal Cababie and Murano PV, as joint obligors, entered into a secured term loan with Finamo, as lender, in an aggregate amount of up to Ps.$144.5 million at a fixed interest rate of 22%, and maturing on December 3, 2025 (the “Finamo Loan III”, and together with the Finamo Loan I and Finamo Loan II, the “Finamo Loans”). The amounts borrowed under the Finamo Loan III were used to paid rents of hotel equipment. As of December 31, 2024, the outstanding principal amount of the Finamo Loan II and III were Ps.$100 million and Ps.$144.5 million, respectively.
The Finamo Loans are secured by GIC Private Unit 3, which is owned by the GIC II Trust.
The Finamo Loans are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.

The Company did not make interest payments under the Finamo Loans from January to June 2025. Such payment default could, in certain circumstances which have not yet occurred, trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor.
NAFIN Loan
In order to finalize the construction and initiate operations of the GIC I Hotel, among other uses, Murano PV, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a loan agreement dated October 17, 2024 with Nafin, as lender, pursuant to which Nafin provided a two year loan on the aggregate amount of U.S.$70,378,283.27 at an interest rate of SOFR three months + 3.75% to 4.25% (based on the interest period), and maturing on October 17, 2027. As of December 31, 2024, the outstanding principal amount of the Nafin Loan was Ps.$1,126.8 million (U.S.$54.9 million).
As part of the collateral to secure the Nafin Loan, Murano PV caused to grant a first ranking mortgage over GIC Private Unit 4 and GIC Private Unit 5, which should be substituted for the GIC Private Unit 3 (the land of the GIC Phase II) and, therefore, the mortgages over GIC Private Unit 4 and GIC Private Unit 5 should be terminated. Additionally, Murano PV, as settlor and second beneficiary, Nafin, as first beneficiary, and CIBanco, solely in its capacity as trustee (fiduciario), entered into an irrevocable management trust agreement No. CIB/4470 (Contrato de Fideicomiso Irrevocable de Administración No. CIB/4470), dated November 11, 2024, to establish and manage a debt service reserve account for the Nafin Loan, the amounts of which are used to comply with the obligations under the Nafin Loan.
The Nafin Loan is governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The Murano Group has analyzed the risk of present and future covenant breaches under the terms of the Nafin Loan agreement, due to non-compliance with: (i) the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025, and (ii) the covenant that requires the substitution of the collateral with a mortgage over GIC Private Unit 3. The Company has been, and is actively in, discussions with NAFIN to obtain a waiver for these covenants.
Exitus Loan
In order to refinance the Exitus Original Loans, on September 30, 2024, Murano World, as borrower, Exitus, as lender, and ESAGRUP, Elías Sacal Cababie and Marcos Sacal Cohen, as joint obligors, entered into a secured term loan in an aggregate amount of U.S.$18.1 million at a fixed interest rate of 15%, and maturing on December 30, 2025 (as amended, supplemented and/or restated from time to time, the “Exitus Loan”). As of December 31, 2024, the outstanding principal amount of the Exitus Loan was U.S.$18.1 million.
The collateral to secure the Exitus Loan consists of the Exitus Trust which estate consists of (a) cash flows arising from the Andaz Hotel Management Agreement, the Mondrian Hotel Management Agreement and the GIC I Hotel Management Agreement, (b) real estate property known as “La Costa Bajamar” lot identified as MP-1 consisting of three fractions of land located in Ensenada, Baja California, (c) real estate property known as “Club de Playa” consisting of lots seven to thirteen located in Fraccionamiento Brisas del Márquez, Mz., E, S/N in Acapulco de Juárez, Guerrero, and (d) real estate property consisting of private units eight and nine located in different lots and superblocks within the GIC Complex.
The Exitus Loan are governed by Mexican laws and the parties are subject to the jurisdiction of the courts of Mexico City.
The Murano Group did not make interest payments in respect of the Exitus Loan from January to June 2025. Such payment default could, in certain circumstances which have not yet occurred, trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor.
Sofoplus Loan
In order to repay the Sofoplus Original Loan, among other uses, on September 30, 2024, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of U.S.$3.6 million at a fixed interest rate of 16%, and maturing on October 1, 2026 (as amended, supplemented and/or restated from time to time, the “Sofoplus Loan I”). As of December 31, 2024, the outstanding principal amount of the Sofoplus Loan I was Ps.$73.8 million (U.S.$3.6 million).

Additionally, on January 30, 2025, Murano World, as borrower, and Elías Sacal Cababie and Marcos Sacal Cohen, as joint and several obligors, entered into an unsecured term loan with Sofoplus, as lender, in an aggregate amount of up to U.S.$6 million at a fixed interest rate of 16%, and maturing on February 1, 2028 (the “Sofoplus Loan II”, and together with the Sofoplus Loan I, the “Sofoplus Loans”). The amounts borrowed under the Sofoplus Loan II were used to repay the original loan with Sofoplus. As of December 31, 2024, the outstanding principal amount of the original loan of Sofoplus was U.S.$5.4 million.
The Sofoplus Loans are governed by the laws of Mexico City and the parties are subject to the jurisdiction of the courts of Mexico City.
Harry Sacal (Elías Sacal’s brother), owns 32% of Pluscorp S.A.P.I de C.V., which, in turn, owns 99% of Sofoplus. For more information about Harry Sacal’s participation in Pluscorp S.A.P.I. de C.V., see “Principal Shareholders.”
Santander Revolving Credit Facility
On March 3, 2023, Murano World, as borrower, Santander International, as lender and Harry Sacal Cababie as pledgor, entered into an uncommitted line of credit agreement in an aggregate amount of U.S.$1.5 million for the use and payment of the credit granted at an ordinary interest of the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8%. The Santander Revolving Credit Facility was extended on March 27, 2024, pursuant to which Murano World obtained an additional U.S.$500,000 (five hundred thousand dollars) to its existing revolving line of credit, converting the principal amount of credit to U.S.$2 million. Murano World agreed to pay to Santander International as ordinary interest the amount equivalent to the rate of interest that reflects the all-inclusive cost of funding to Santander plus 0.8% per annum for working capital. The Group repaid U.S.$500,000 to the principal amount before year end 2024. On March 7, 2025, the maturity of this loan was extended for two years to March 7, 2027. The proceeds form the loan are made available by Santander to Murano World, thus the Santander Revolving Credit Facility’s. As of December 31, 2024, the outstanding principal amount was Ps.$30,694,061 (U.S.$25,335,608).
The Santander Revolving Credit Facility is governed by U.S. laws and the parties are subject to the jurisdiction of the courts of Miami Dade, Florida.
Finamo Sale and Lease Back Agreements
Based on their characteristics, the Finamo Sale and Lease Back Agreements were classified as sale and lease back agreements for accounting purposes and recognized as debt. As of December 31, 2024, Ps.$282 million was outstanding under these agreements. See “Property, Plant and Equipment” and Note 10 to the Murano Group Combined Financial Statements for more information about these agreements and our indebtedness.
The Murano Group did not make lease payments in respect of the Finamo Sale and Lease Back Agreements from January to June 2025. Such lease payment default could, in certain circumstances which have not yet occurred, trigger cross-defaults under other debt and lease instruments in respect of which the Murano Group is an obligor.
Lease Liabilities
Coppel Lease Agreement
On November 8, 2023, Operadora GIC I, as lessee, Arrendadora Coppel, as lessor, and Murano World, Edificaciones BVG and Elías Sacal Cababie as joint and several obligors, entered into a lease agreement (the “Coppel Lease Agreement”) under which, the parties establish the terms and conditions based on which the lessor will grant the lessee the temporary use and enjoyment of the goods described in the specific contracts that are signed from time to time by the parties, in which, additionally, the lessee will have the obligation to pay to the lessor the rental amount. As of December 31, 2024, Ps.$190.8 million was outstanding under this agreement.
We had $206.7 million of lease liabilities as of December 31, 2024. For further information on our leases, see “Note 9 to the Murano Group Combined Financial Statements.”
As of the date of this prospectus the Group did not make interest or lease payments, as applicable, under the Coppel Lease Agreement from January to June 2025. Such payment defaults (in addition to defaults existing as of December 31, 2024) could, in certain circumstances which have not yet occurred, also trigger cross-defaults under other debt and lease instruments in respect of which the Group is an obligor.

SECURITIES ELIGIBLE FOR FUTURE SALE
As of June 18, 2025, we had 79,315,662 ordinary shares outstanding and 16,802,197 warrants outstanding, the latter of which entitle the warrant holders to subscribe for an aggregate of 16,802,197 ordinary shares.
All of the ordinary shares and warrants that were issued in connection with the Business Combination are freely transferable without restriction or further registration under the Securities Act, except as described in the section below.
The registration statement of which this prospectus forms a part has been filed to satisfy our obligations to register the offer and sale of ordinary shares by the Selling Securityholders pursuant to the Registration Rights Agreement. See “Selling Securityholders.”
We cannot make any prediction as to the effect, if any, that sales of our ordinary shares or warrants or the availability of such securities for sale will have on the market price of our securities.
Other Agreements Related to the Business Combination Agreement
Registration Rights Agreement and Lock-Up Agreement
In connection with the execution of the Business Combination Agreement, Murano entered into a Lock-Up Agreement with certain Key Holders (as defined in the Business Combination Agreement), which was subsequently amended and restated on December 31, 2023, pursuant to which each Key Holder has agreed not to transfer any ordinary shares (“Murano Lock-Up Shares”) held by such Key Holder until the earliest of (a) March 20, 2026, (b) the date on which the last sale price of Murano Lock-Up Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the Business Combination or (c) the date on which Murano completes a liquidation, merger, share exchange or other similar transaction that results in all Public Shareholders of Murano having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). In connection with the execution of the Business Combination Agreement, Murano, and certain equityholders of Murano entered into a Registration Rights Agreement containing customary registration rights for HCM Holdings and such equityholders who are parties thereto.
Registration Rights
On March 20, 2024, HCM Holdings, certain equityholders of HCM, and certain equityholders of our company entered into the Registration Rights Agreement, pursuant to which we agreed to use our reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the closing of the Business Combination. Pursuant to the Registration Rights Agreement, certain current equityholders of HCM and certain current equityholders of our company may request to sell all or a portion of their registrable securities in an underwritten offering; provided that we will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $10,000,000. We also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement provides that we will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.
Rule 144
All of our issued and outstanding ordinary shares are “restricted securities” as that term is defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.
Pursuant to Rule 144, a person who has beneficially owned restricted ordinary shares or warrants of our company for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) our company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted ordinary shares or warrants of the Company for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the then issued and outstanding ordinary shares; or
•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC on Form 144.
Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.
Regulation S
Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.
We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not affiliates of our company or who are affiliates of our company by virtue of their status as an officer or director may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of our company other than by virtue of his or her status as an officer or director of our company.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired ordinary shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the manner of sale, notice requirements, requirements related to the availability of current public information, or volume limitation provisions of Rule 144. The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, and will apply to shares acquired upon exercise of such stock options, including exercises after the date of this prospectus. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144. However, the Rule 701 shares would remain subject to applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION
The following summary of the anticipated tax treatment in Jersey of Murano and holders of ordinary shares is based on Jersey taxation law and practice as they are understood to apply at the date of this prospectus. It does not constitute, nor should it be considered to be, legal or tax advice and does not address all aspects of Jersey tax law and practice (including without limitation such tax law and practice as they apply to any land or building situated in Jersey, or as they apply to certain types of persons, such as persons holding or acquiring shares in the course of trade, collective investment schemes or insurance companies). Holders of ordinary shares should consult their professional advisors on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares under the laws of any jurisdictions in which they may be liable to taxation. Holders of ordinary shares should be aware that tax rules and practice and their interpretation may change.
Taxation of Murano and of Non-Jersey Residents
On the basis that Murano is incorporated in Jersey, but is centrally managed and controlled, and is solely resident for tax purposes, in the United Kingdom, a jurisdiction where the highest rate of corporate tax is at least 10%, Murano will not be liable to pay Jersey income tax other than on certain Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended). On the basis that Murano is not a financial services company, a utility company, large retailer or involved in the importation or distribution of hydrocarbon oils and does not hold Jersey real estate, it is subject to income tax in Jersey at a rate of zero per cent on any such income.
Dividends on ordinary shares may be paid by Murano without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and Murano could become subject to taxation in Jersey. Please see in the section entitled “Shareholders of a Jersey Company” in relation to the status of Jersey resident holders of ordinary shares.
Goods and Services Tax
The States of Jersey introduced a Goods and Services Tax, which we refer to as GST, with effect from May 6, 2008. A company may opt out of the GST regime by applying to become an international services entity (“ISE”), as provided by the Goods and Services Tax (Jersey) Law 2007. ISE status is obtained upon meeting certain requirements and paying a prescribed annual fee. As an ISE, a company is exempted both from registering for GST and from accounting for GST on supplies made and received in Jersey solely for the purpose of its business. It is anticipated that Murano will maintain ISE status and the Murano Board intends to conduct the business of the combined company such that no GST will be incurred by Murano.
Shareholders of a Jersey Company
Any shareholders of a Jersey company who are resident for tax purposes in Jersey will incur income tax on any dividends paid on the shares held by them.
No stamp duty is levied on the transfer inter vivos, exchange, issue or repurchase of shares (unless the articles of association of the company convey the right to occupy property in Jersey), but there is a stamp duty payable when Jersey grants of probate and letters of administration are required. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of shares who is domiciled in Jersey, or situated in Jersey in respect of a holder of shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.
Jersey does not otherwise levy taxes upon capital, inheritances, capital gains, transactions or gifts nor are there other estate duties.

CERTAIN MATERIAL UNITED KINGDOM TAX CONSIDERATIONS
Tax Residence
Murano is incorporated in Jersey, but it is intended that it will be resident for UK tax purposes in the UK by virtue of its central management and control being exercised in the United Kingdom.
Dividends and Disposals
As a matter of current United Kingdom tax law, Murano is not required to withhold any amounts on account of United Kingdom tax at source from dividend payments it makes in respect of the ordinary shares.
A holder of the ordinary shares who is not resident in the United Kingdom for United Kingdom tax purposes and does not carry on a trade, profession or vocation in the United Kingdom through a permanent establishment, branch, agency or otherwise in the United Kingdom should not generally be liable to United Kingdom tax on the receipt of dividends paid in respect of the ordinary shares or on the disposal of ordinary shares.
Stamp Duty and Stamp Duty Reserve Tax
No United Kingdom stamp duty reserve tax will be payable on the issue of the ordinary shares or any agreement to transfer the ordinary shares.
No United Kingdom stamp duty will be payable on the issue of the ordinary shares or any transfer of the ordinary shares effected by electronic means. A documentary transfer of any ordinary shares or documentary agreement to transfer any interest in any ordinary shares (where such interest falls short of full legal and beneficial ownership) may give rise to United Kingdom stamp duty and advice should be taken in this regard.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This section describes material U.S. federal income tax consequences to U.S. holders (as defined below) of acquiring, owning and disposing of ordinary shares. This discussion deals only with U.S. Holders that purchase ordinary shares in this offering and hold the ordinary shares as capital assets. It does not cover all aspects of U.S. federal income taxation that may be relevant to a prospective U.S. Holder's decision to acquire, own or dispose of the ordinary shares (including consequences under any alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to U.S. Holders that will own (directly, indirectly or by attribution) 10% or more of ordinary shares by vote or value, nor does this section discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as HCM Holdings (or investors in, or affiliates of, or other persons treated as related to, HCM Holdings) and its affiliates, financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark their securities to market for U.S. federal income tax purposes, investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, U.S. Holders holding the ordinary shares in connection with a trade or business conducted outside of the United States, S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein), U.S. citizens or lawful permanent residents living abroad, U.S. Holders that are required to include amounts in their taxable income in advance of receipt under rules regarding applicable financial statements or U.S. holders whose functional currency is not the U.S. dollar).
As used herein, the term “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of acquiring, owning and disposing of ordinary shares.
This discussion is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings of the Internal Revenue Service (“IRS”) and court decisions, and the income tax treaty between the United States and the United Kingdom (the “Treaty”), all as of the date hereof and all subject to change at any time, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No ruling has been or will be sought from the IRS regarding any matter discussed below.
ALL PROSPECTIVE INVESTORS IN THE ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends and Other Distributions on Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by us with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) (i) our ordinary shares are listed on and considered readily tradable on an established securities market in the U.S., or (ii) we are eligible for benefits of the Treaty, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements are met. In this regard, our ordinary shares will generally be considered to be readily tradable on an established securities market in the U.S. if they are listed on Nasdaq, as we intend our ordinary shares will be after the offering. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares.
Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the foreign jurisdiction or under a tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The foreign tax credit and deduction rules are very complex and have imposed additional requirements and limitations on the ability of U.S. Holders to claim foreign tax credits. Recent IRS guidance provides temporary relief from some of these additional requirements and limitations, subject to certain requirements being met, until further notice by the IRS. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.
Passive Foreign Investment Company Considerations
In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income, including generally cash and various crypto assets. For this purpose, passive income generally includes interest, dividends, royalties and other investment income, with certain exceptions. For purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder’s investment in those ordinary shares.
Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the offering), we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the offering. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.
If we are a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if we are considered a PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests are also classified as PFICs (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any lower-tier PFICs we may own.
If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules and any additional reporting obligations that may apply as a result of the acquisition, ownership or disposition of the ordinary shares. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION
We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, whereas the Selling Securityholders will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.
The Selling Securityholders, which as used here includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or warrants received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or warrants on any stock exchange, market or trading facility on which the shares or warrants are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Securityholders may use any one or more of the following methods when disposing of shares or warrants:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for their account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.
The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares or warrants, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the ordinary shares or warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.
In connection with the sale of our ordinary shares or warrants, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares or warrants in the course of hedging the positions they assume. The Selling Securityholders may also sell our ordinary shares or warrants short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares or warrants offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares or warrants to be made directly or through agents.
The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares or warrants may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement.
To the extent required, our ordinary shares or warrants to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the ordinary shares or warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares or warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered by this prospectus.
We have agreed with the Selling Securityholders to keep the registration statement of which this prospectus constitutes a part effective until all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or the securities have been withdrawn.
Yorkville has agreed that, during the term of the SEPA, neither Yorkville nor any of its officers, directors, partners, employees, affiliate or any entity managed or controlled by Yorkville (each, a “Restricted Person”) shall, directly or indirectly, engage in any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the ordinary shares, and shall further (a) not engage in any agreement, solicitation or understanding with respect to the foregoing, and (b) not take any actions, with respect to locating or borrowing shares in order to effect short sales or similar transactions regarding the ordinary shares. However, nothing shall prohibit any Restricted Person during the term of the SEPA from: (1) selling “long” (as defined under Rule 200 promulgated under Regulation SHO) the ordinary shares; or (2) selling a number of ordinary shares equal to the number of Advance Shares that such Restricted Person is unconditionally obligated to purchase under a pending Advance notice but has not yet received from the Company.
Lock-Up Restrictions
HCM Holdings and certain of the other Selling Securityholders, are subject to lock-ups on their ordinary shares. Yorkville is not subject to restrictions on transfer. See “Securities Eligible for Future Sale—Registration Rights Agreement and Lock-Up Agreement.”

EXPENSES RELATED TO THIS OFFERING
We estimate that our expenses in connection with the offer and sale of our ordinary shares by the Selling Securityholders will be as follows:

SEC Registration Fee	$200,855.83
FINRA Fee	—
Printing and Engraving Expenses	—
Legal Fees and Expenses	$250,000.00
Accounting Fees and Expenses	$100,000.00
Miscellaneous Expenses	—
Total	$550,855.83

Pursuant to the Registration Rights Agreement with HCM Holdings and the other Selling Securityholders therein, we agreed to pay all expenses relating to the registration of the resale of the securities held by such persons pursuant to this prospectus.

LEGAL MATTERS
Certain legal matters of U.S. federal securities and New York State laws in connection with this offering will be passed upon for us by Clifford Chance US LLP, New York, NY. The validity of the ordinary shares offered in this offering and certain legal matters as to Bailiwick of Jersey will be passed upon for us by Mourant Ozannes (Jersey) LLP.

EXPERTS
The Consolidated and Combined Financial Statements of Murano Global Investments PLC and subsidiaries as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, have been included herein in reliance upon the report of KPMG Cárdenas Dosál, S.C., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the consolidated and combined financial statements of Murano Global Investments PLC and subsidiaries as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 contains an explanatory paragraph that states that as of December 31, 2024, the Company's total current liabilities exceeded the total current assets and the Company was not in compliance with the terms of certain debt covenants which conditions raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of the uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are subject to the periodic reporting and other information requirements of the Exchange Act as applicable to a “foreign private issuer,” and we will file annual reports and other information from time to time with the SEC in accordance with such requirements. Our SEC filings will be available to the public on the internet at a website maintained by the SEC located at www.sec.gov.
We also maintain a website at https://www.murano.com.mx/en/. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO FINANCIAL STATEMENTS
Murano Global Investments PLC and Subsidiaries
Consolidated and Combined Financial Statements
Report of Independent Registered Public Accounting Firm and Financial Statements

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Murano Global Investments PLC
Opinion on the Consolidated and Combined Financial Statements
We have audited the accompanying consolidated and combined statements of financial position of Murano Global Investments PLC and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated and combined statements of profit or loss and other comprehensive income, change in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively, the consolidated and combined financial statements). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
Going Concern
The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2c to the consolidated and combined financial statements, at December 31, 2024 total current liabilities exceed the amount of the total current assets on the consolidated and combined statement of financial position and management believes that financial resources to fund the operations of the Company for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient. Furthermore, as described in Notes 2c., 10, 19 and 20 to the consolidated and combined financial statements, the Company was not in compliance with certain debt covenants as of and subsequent to December 31, 2024 and is likely to continue to be noncompliant of such debt covenants for the next twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements. As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2c. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
KPMG Cárdenas Dosal, S.C.

We have served as the Company’s auditor since 2019.

Mexico City, Mexico

May 15, 2025

Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of financial position
As of December 31, 2024 and 2023
(Mexican pesos)

	Notes	December 31, 2024	December 31, 2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	5	$970,414,857	$146,369,734
Trade receivables		64,514,013	16,831,611
VAT receivable		367,794,654	242,079,862
Other receivables		37,146,722	28,341,695
Due from related parties	6	—	143,549,146
Prepayments		41,508,885	18,792,796
Inventories		11,463,374	1,415,594
Total current assets		1,492,842,505	597,380,438
Property, construction in process and equipment, net	7	18,815,137,503	17,420,027,969
Investment property	8	1,340,000,000	1,100,491,490
Right of use assets, net	9	200,165,708	217,037,091
Financial derivative instruments	14	—	116,923,727
Guarantee deposits	9, 10	23,318,898	21,480,804
Other assets		1	1
Total non-current assets		20,378,622,110	18,875,961,083
Total assets		$21,871,464,615	$19,473,341,521

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current installments of long-term debt	10	$3,481,380,489	$2,039,355,678
Trade accounts payable and accumulated expenses		629,580,986	399,163,421
Deferred underwriting fee payable		50,076,000	—
Advance from customers		23,459,478	8,263,469
Due to related parties	6	120,634,508	133,002,659
Lease liabilities	9	46,051,658	30,006,807
Income tax payable		10,665,198	12,135,180
Employees’ statutory profit sharing		2,601,529	2,241,724
Contributions for future net assets		—	3,500,000
Total current liabilities		4,364,449,846	2,627,668,938

Non-current Liabilities:
Long-term debt, excluding current installments	10	7,692,819,937	4,643,317,136
Due to related parties, excluding current portion	6	73,837,080	87,302,929
Lease liabilities, excluding current portion	9	160,662,668	177,954,726
Employee benefits	11	10,175,001	8,766,021
Other liabilities	3(r)	86,311,531	62,504,424
Warrants liability	12	75,827,403	—
Deferred tax liabilities	13	4,200,798,599	4,031,599,864
Total non-current liabilities		12,300,432,219	9,011,445,100
Total liabilities		16,664,882,065	11,639,114,038
Stockholders’ Equity
Net parent investment	17	—	902,611,512
Common stock	17	925,795,890	—
Additional paid in capital	2b. and 17	708,945,691	—
Accumulated deficit		(4,769,954,511)	(1,181,044,835)
Other comprehensive income		8,341,795,480	8,112,660,806
Total Stockholders’ Equity		5,206,582,550	7,834,227,483
Total liabilities and Stockholders’ Equity		$21,871,464,615	$19,473,341,521

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Murano Global Investments PLC and Subsidiaries

Consolidated and combined statements of profit or loss and other comprehensive income
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

	Notes	2024	2023	2022
Revenue	15	$729,953,807	$286,651,914	$6,431,022
Direct and selling, general and administrative expenses:
Employee Benefits		325,521,012	158,777,211	53,944,188
Food & Beverage and service cost		98,441,323	50,548,808	1,167,596
Sales commissions		37,592,689	12,047,140	—
Management fees operators		23,928,681	6,031,578	—
Depreciation and amortization	7 & 9	319,768,815	135,498,890	1,808,833
Development contributions to the local area		—	—	25,862,069
Property tax		12,444,214	10,062,451	15,605,504
Fees		151,697,897	81,161,295	67,534,391
Administrative fees		17,540,773	16,148,254	1,784,617
Maintenance and conservation		52,727,323	9,676,728	10,218,739
Utility expenses		67,542,771	11,806,600	2,386,067
Advertising		53,064,373	7,326,696	9,806,261
Donations		7,842,770	7,676,660	1,000,000
Insurance		35,771,206	14,820,097	3,891,189
Software		6,948,956	6,744,506	2,226,283
Cleaning and laundry		11,301,594	9,197,151	1,622,716
Bank commissions		31,109,553	8,317,475	6,700,414
Operating supplies and equipment		21,804,534	—	—
Other costs		107,481,760	62,238,994	45,073,847
Total direct and selling, general and administrative expenses		1,382,530,244	608,080,534	250,632,714
Other income	16	190,235,287	25,560,552	33,514,903
Other expense	16	(5,474,442)	(9,801,077)	(3,874,125)
Listing expense	2b.	(917,366,970)	—	—
Gain (loss) on revaluation of investment property	8	239,508,510	(86,598,436)	298,089,926
Changes in fair value of financial derivative instruments	14	(43,348,480)	(75,868,263)	200,739,870
Changes in fair value of warrants	12	(51,946,426)	—	—
Exchange rate (loss) income, net		(1,492,245,569)	768,699,652	276,747,870
Interest income		34,942,822	8,845,532	555,638
Interest expenses		(797,018,177)	(303,746,643)	(86,485,683)
(Loss) profit before income taxes		(3,495,289,882)	5,662,697	475,086,707
Income taxes	13	(72,675,696)	52,130,224	(230,709,407)
Net (loss) profit for the period		$(3,567,965,578)	$57,792,921	$244,377,300

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, construction in process and equipment net of deferred income tax	7 & 13	234,366,712	(622,987,642)	4,206,327,542
Remeasurement of net defined benefit liability net of deferred income tax	13	11,610	87,219	(1,788,136)
Cumulative translation adjustment		(5,243,648)	—	—
Other comprehensive income (loss) for the period		229,134,674	(622,900,423)	4,204,539,406
Total comprehensive (loss) income		$(3,338,830,904)	$(565,107,502)	$4,448,916,705

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Murano Global Investments PLC and Subsidiaries
Consolidated and combined statements of change in stockholders’ equity
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

						Other Comprehensive Income
	Notes	Net Parent Investment	Common Stock	Additional paid in capital	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax (Note 7)	Remeasurement of net defined benefit liability net of deferred income tax (Note 13)	Cumulative translation adjustment	Total
Balances as of January 1, 2022		1,200,956,836	—	—	(1,483,215,056)	4,530,783,361	238,462	—	4,248,763,603
Reimbursements of net parent investment	17	(298,773,702)	—	—	—	—	—	—	(298,773,702)
Contributions to net parent investment	17	428,378	—	—	—	—	—	—	428,378
Profit for the period		—	—	—	244,377,300	—	—	—	244,377,300
Other comprehensive income for the period		—	—	—	—	4,206,327,542	(1,788,136)	—	4,204,539,406
Balances as of December 31, 2022		$902,611,512	$—	$—	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	$—	$8,399,334,985
Profit for the period		—	—	—	57,792,921	—	—	—	57,792,921
Other comprehensive (loss) for the period		—	—	—	—	(622,987,642)	87,219	—	(622,900,423)
Balances as of December 31, 2023		$902,611,512	$—	$—	$(1,181,044,835)	$8,114,123,261	$(1,462,455)	$—	$7,834,227,483
Impact of Capital restructuring	2b.	(902,611,512)	925,795,890	—	(20,944,098)	—	—	—	2,240,280
Impact of business combination		—	—	713,581,752	—	—	—	—	713,581,752
Effect on share repurchase program	17	—	—	(4,636,061)	—	—	—	—	(4,636,061)
Loss for the period		—	—	—	(3,567,965,578)	—	—	—	(3,567,965,578)
Other comprehensive income for the period		—	—	—	—	234,366,712	11,610	(5,243,648)	229,134,674
Balances as of December 31, 2024		$—	$925,795,890	$708,945,691	$(4,769,954,511)	$8,348,489,973	$(1,450,845)	$(5,243,648)	$5,206,582,550

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Murano Global Investments PLC and Subsidiaries
Consolidated and combined statements of cash flows
For the years ended December 31, 2024, 2023 and 2022
(Mexican pesos)

	Notes	2024	2023	2022
Cash flows from operating activities:
(Loss) profit before income taxes		$(3,495,289,882)	$5,662,697	$475,086,707
Adjustments for:
Depreciation of property, construction in process and equipment	7	271,532,601	128,715,199	1,268,241
Depreciation of right of use assets	9	48,236,212	6,783,691	540,642
Disposals of furniture		—	6,656,723	—
Gain in sale of equipment		(157,032,407)	—	—
Amortization of costs to obtain loans and commissions	10	66,392,459	8,106,066	3,884,065
Listing expense	2b.	917,366,970	—	—
Valuation of financial derivative instruments	14	43,348,480	75,868,263	(200,739,870)
Valuation of warrants	12	51,946,426	—	—
Loss (gain) on revaluation of investment property	8	(239,508,510)	86,598,436	(298,089,926)
Interest expense	10,6	775,720,050	300,463,958	86,435,979
Interest expense from lease liabilities	9	21,298,127	3,282,685	49,704
Interest income		(34,942,822)	(8,845,532)	(555,638)
Net foreign exchange gain (loss) unrealized		1,568,211,759	(756,380,690)	(281,250,941)
		(162,720,537)	(143,088,504)	(213,371,037)

Changes in:
Increase in receivable VAT		(125,714,792)	(13,310,332)	(57,046,975)
Increase in trade receivable		(47,682,402)	(16,831,611)	—
Increase in other receivables		(8,805,027)	(2,935,229)	(12,561,563)
(Increase) decrease in prepayments		(22,716,089)	24,307,603	2,065,240
Increase in related parties, net		—	—	(20,107,537)
(Increase) decrease in inventory		(10,047,780)	496,924	(1,912,518)
(Increase) decrease in other assets		(1,838,093)	(21,480,806)	73,362
Increase in trade payables		266,769,413	275,492,241	25,276,683
Increase in other liabilities		23,807,107	62,504,425	—
Increase in employee benefits		1,425,354	2,149,082	684,383
Increase in employees’ statutory profit sharing		359,805	101,082	1,388,573
Income taxes paid		(7,645,321)	(2,198,538)	—
Net cash flows from (used in) operating activities		(94,808,362)	165,206,337	(275,511,389)

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

	Notes	2024	2023	2022

Cash flows used in investing activities
Interest received and cash settlement of derivatives		108,518,069	2,081,201	555,638
Disposal of property, construction in process and equipment	7	—	157,032,407	85,296,091
Loans collected from (granted to) related parties	6	143,549,146	(136,784,815)	—
Acquisition of property, construction in process and equipment	7	(1,331,832,547)	(1,719,930,815)	(1,523,373,463)
Net cash flows used in investing activities		(1,079,765,332)	(1,697,602,022)	(1,437,521,734)

Cash flows from financing activities:
Cash contributions to net parent investment	17	—	—	428,378
Reimbursements of net parent investment	17	—	—	(298,773,702)
(Withdrawals) contributions for future net assets increase		—	(55,939,020)	24,121,580
Impact of corporate restructuring		2,240,280	—	—
Impact of business combination		635,515	—	—
Treasury shares		(4,636,061)	—	—
Proceeds from loans	10	8,964,217,491	2,116,176,076	2,237,181,037
Loan payments to third parties	10	(6,019,515,831)	(272,136,923)	(220,572,529)
Loans received from related parties	6	417,288,465	60,581,457	150,363,750
Loan payments to related parties	6	(476,238,335)	(96,693,781)	(57,493,961)
Costs to obtain loans and commissions	10	(265,689,972)	(37,075,869)	(19,249,547)
Payments of leasing liabilities	9	(53,910,165)	(19,175,084)	(586,399)
Interest paid		(565,772,570)	(257,726,242)	(45,065,474)
Net cash flows from financing activities		1,998,618,817	1,438,010,614	1,770,353,133
Net increase (decrease) in cash and cash equivalents and restricted cash		824,045,123	(94,385,071)	57,320,010
Cash and cash equivalents and restricted cash at the beginning of the year		146,369,734	240,754,805	183,434,795
Cash and cash equivalents and restricted cash at the end of the year		$970,414,857	$146,369,734	$240,754,805

The accompanying notes are an integral part of these consolidated and combined financial statements, which were authorized for issue on May 15, 2025.

Murano Global Investments PLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements
As of December 31, 2024 and 2023
And for the Years Ended December 31, 2024, 2023 and 2022
(Mexican pesos)
1.	Reporting Entity and description of business
a.	Corporate information
On May 15, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer and David James Galan, Global Chief Financial Officer authorized the issue of these consolidated and combined financial statements.
Murano Global Investments PLC (“Murano” and together with its subsidiaries, the “Company” or the “Group” is a public limited company (formerly incorporated on July 27, 2023 as Murano Global Investments Limited), existing under the laws of the Bailiwick of Jersey with its corporate office at 25 Berkeley Square, London W1J 6HN United Kingdom and its tax residence in the United Kingdom. Its main subsidiary Murano PV, S. A. de C. V. holds the operational business in Mexico and is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000 Mexico City. The Company has prepared its financial statements on a consolidated and combined basis, for further information refer to note 3 (a).
The Group is a Mexican real estate development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.
In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were fully operational with a combined capacity of 396 rooms.
The Group is also developing a leisure and residential complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company’s management and board of directors, following recent market developments and market outlook, have updated the Company’s strategic development pipeline as shown in the next page.
I.
Phase one will operate under two brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2025, see Notes 2c. and 10 for additional reference about covenants compliance. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator. This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Company is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

II.
Phase two is consist of a total of approximately 1,254 condominiums, divided into four condominium towers. The Group’s management and board of directors are continuously evaluating the plan for phase two of the GIC Complex.

The Group has also re-evaluated the Bajamar project. The initial plan for developing a 5-star upper-upscale resort and an industrial park has been modified as follows:
-	Development of a cruise port with a capacity of 2 million passengers per year. The Group has signed an MOU with a major global cruise line operator.
-	Development of Baja Marina, 15,000 linear ft slip spaces.
-	Development of an industrial park for leasing pourpuses.
-	Development of Baja Retail Village for leasing purposes
-	Development of two 5-star upper-upscale resorts, one with 371 keys and a second one with 400 keys.
Construction is expected to begin once financing has been secured. Accurate completion dates are therefore not possible to estimate at the time of preparation of these financial statements.
b.	Significant transactions
2024
i.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. On October 28, 2024, the Group received the tranche A and part of the tranche B, for a total amount of U.S.$54,942,059. The interest will be capitalized during the term of the loan at an interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

ii.
On September 12, 2024, the Group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see note 10 (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in note 10 (1) and (2).

iii.	On July 30, 2024, Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.
iv.
On April 9, 2024, Murano PV, S. A. de C. V. signed a loan agreement with Fínamo for $100,000,000 with initial maturity in 6 months, extended on December 3, 2024 to November 5, 2025. The annual fixed interest rate of this loan isf 22%.

v.
On April 9, 2024, an assignment and adhesion to the syndicated secured mortgage loan of Fideicomiso Murano 2000 (GIC I Trust) was executed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral agent and the GIC I Trust (the “GIC Loan Assignment”) whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

vi.
On April 4, 2024, the Group amended the loan agreement signed between Inmobiliaria Insurgentes 421 and Bancomext. The main change included postponing the capital payments scheduled from April 2024 to April 2025, as well as obtaining an event of default waiver from Bancomext, as lender, in connection with the funding obligations of the debt service reserve accounts. As a result of such waiver, the parties thereto executed an amendment and waiver agreement to provide for the new terms and conditions with respect to the funding obligations of the debt service reserve accounts. Therefore, as of this date such events of default under this loan have been waived by the lender. Refer to additional breaches for this loan in Notes 2c. and 10.

vii.	The first phase of the GIC Complex commenced operations with the opening of the Vivid Hotel on April 1, 2024.

viii.	On March 27, 2024, Murano World, S. A. de C. V. increased its credit line with Santander from U.S.$1,500,000 to U.S.$2,000,000. The total amount has been drawned down as of December 31, 2024.
ix.	Business combination:
a)	On March 21, 2024 the Company’s common stock and warrants began trading on the Nasdaq Capital Market under the ticker symbols “MRNO” and “MRNOW”, respectively.
b)
On March 20, 2024, Murano Global Investments Limited PLC and HCM Acquisition Corp (HCM) completed the Amended and Restated Business Combination Agreement (A&R BCA) and as a result there were 79,242,873 ordinary shares and 16,875,000 warrants outstanding as of that date. The Group’s original shareholder obtained 87.2% of the total outstanding shares, HCM’s sponsor obtained 11.1%, certain vendors obtained 1.6% and the remaining 0.1% of public investors.

HCM does not meet the definition of a “business” under IFRS 3 Business Combinations given it consisted predominantly of cash in trust account and liabilities, therefore the transaction was not recognized using the acquisition method and no goodwill or intangible assets were recognized.
Instead, the merger as defined in the A&R BCA is accounted for as a capital reorganization for which the Group applied IFRS 2 Share-based payment. As such, the difference in the fair value of the shares issued by the Group over the identifiable net assets of HCM at historical cost was accounted for as share-based compensation.
The the business combination in the consolidated financial statements was recorded as follows: (i) a listing expense of $878,472,187; (ii) net liabilities from HCM in the amount of $139,024,296; (iii) transaction cost of $64,760,922 incurred during this period and (iv) additional paid in capital in the amount of $674,686,969.
c)
On March 8, 2024, the Group conducted a capital restructuring that resulted in Murano Global Investments PLC becoming the ultimate parent company of the Group and Murano PV, S. A. de C. V. as an intermediate holding company of the Group in Mexico.

d)	On March 1, 2024, Murano Global Investments Limited converted from a private limited company to a public limited company operating under the name Murano Global Investments PLC.
x.	On February 23, 2024 the Securities and Exchange Commission gave notice of effectiveness to the Registration Statement on Form F-4 related to the A&R BCA described in Note 1.b.ix.
xi.
On February 1, 2024, the Group received U.S.$6,000,000 related to the tranche C of the Fideicomiso 2000 Syndicated loan. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.

xii.	On January 26, 2024, February 26, 2024 and March 26, 2024, the Group received U.S.$70,000, U.S.$316,000 and U.S.$311,000, respectively, from the U.S.$2,500,000 Exitus loan (see Note 10.6).
xiii.
On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 with an annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Group signed a loan agreement with Fínamo for U.S.$26,000,000 with an annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as guarantee under this loan agreement. See Note 10 for additional information.

2023
i.
The Exitus and Sofoplus loans in Mexican pesos described in note 6, came to an end through the early payment made by the Group, aiming to release the collateral associated with these financing arrangements. The amount paid to Sofoplus was $57,593,160 on August 22, 2023 and the amount paid to Exitus was $75,130,254 on September 14, 2023 regarding the loan credit agreements, for a principal amount of $200,000,000. This early payment allowed the Group to set free the plot of land number 2 of the Cancun Complex and give it as a guarantee in the restructuring of the syndicated loan described in note 1.b.v and note 10.

ii.
On August 24, 2023, Fideicomiso Murano 2000, as borrower, Banco Sabadell, S.A., I.B.M., as administrative and collateral agent, Banco Nacional de Comercio Exterior, S.N.C Institución de Banca de Desarrollo, Caixabank, S.A., SabCapital, S.A. de C.V., S.O.F.O.M., E.R., and Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, as lenders, Operadora Hotelera GI, S.A. de C.V., Operadora Hotelera Grand Island II, S. A. de C. V., and Murano World, S.A. de C.V., as joint and several obligors, and with the appearance of Murano PV, S.A. de C.V., Murano AT GV, S.A. de C.V. and Elías Sacal Cababie executed an amendment to the syndicated secured mortgage loan agreement and its subsequent amendments for purposes of restructuring such loan.

The restructuring consists of an increase of the current syndicated credit facility by U.S. $45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt: Tranche B for U.S.$35,000,000 which was used to finalize the construction of phase I of the GIC Complex and Tranche C for U.S.$10,000,000 which was used to cover additional project costs and capital requirements for the development of the GIC Complex. The loan maturity date is February 5, 2033. The agreement is subject to the Mexican laws and jurisdiction of the courts of Mexico City. The loan agreement included as additional guarantees the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex. This amount was repaid in full as part of the payment made to the Fideicomiso Murano 2000 syndicated loan on September 12, 2024 and ii was part of the uses of the U.S.$300 million senior notes received on the same date.
iii.	In May 2023, the Group restructured the credit line with Bancomext to increase from U.S.$75,000,000 up to U.S.$100,000,000.
iv.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171,000,000 (U.S.$9.4 million approximately). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20,000,000.00. The first disbursement of U.S.$8,000,000.00, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5,000,000 and U.S.$7,000,000, respectively, which were used for the construction of the beach club. The loan bears an annual interest of 10% and matures on December 1, 2030. The Group provided this beach club as guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000.

v.
On March 13, 2023, the Group signed a Business Combination Agreement (“BCA”) with HCM Acquisition Corp (“HCM”) to carry out a de-SPAC transaction. On August 2, 2023, the Group signed an amended and restated Business Combination Agreement which contains customary representations and warranties, covenants, closing conditions and other terms relating to the business combination and the replacement of Murano Global B.V., which was intended to be a tax resident of the Netherlands, with Murano Global Investments Limited (“Murano Global”), a tax resident of the United Kingdom.

vi.
In February 2023, the Group signed a lease agreement as lessee for an amount of $350,000,000 with a 48-month term period with Arrendadora Fínamo, S.A. de C.V. (“Fínamo”), this contract was classified as a financial liability due to the sale and lease-back transaction agreement and it is not a sale for accounting purposes. The agreement includes plots of land in La Punta Baja Mar as guarantee.

The list of the plots of land granted is as follows: (1) Lote 1, Manzana S/M, Sup. 4,117.88 M2; (2) Lote 2, Manzana S/M, Sup. 6,294.08 M2; (3) Lote 3 (VIALIDAD), Manzana S/M,

Sup. 4,117.88 M2; (4) Lote 4, Manzana S/M, Sup. 10,015.68 M2; (5) Lote 5, Manzana S/M, Sup. 11,986.53 M2; (6) Lote 6, Manzana S/M, Sup. 2,912.02 M2; (7) Lote 7, Manzana S/M, Sup. 568.51 M2 and (8) Lote 8, Manzana S/M, Sup. 635.25 M2.
2.	Basis of preparation
These consolidated and combined financial statements have been prepared on a consolidated basis at the Murano Global Investments PLC level as of and for the year ended December 31, 2024 and on a combined basis for Murano PV, S. A. de C. V. and the combined entities described in b. Capital restructuring below prior to the capital restructuring which occurred on March 8, 2024.Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no material impact on the financial position, results or operations, or cash flows presented.
a.	Statement of compliance
The Group has prepared these consolidated and combined financial statements in accordance with International Financial Reportng Standars (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis of measurement
The consolidated and combined financial statements have been prepared on the historical cost basis, except for derivative financial instruments, net defined benefit liability and certain items of property, construction in process and equipment such as land, buildings and construction in process, which are measured at fair value at the end of each reporting period.
b.	Capital restructuring
On March 8, 2024, the Group underwent a restructuring to establish Murano Global Investments PLC as the parent Company of the Group and Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano World, Edificaciones BVG, the Insurgentes Security Trust, Inmobiliaria Insurgentes 421, OHI421, OHI421 Premium Operadora Hotelera GI (GIC I), Operadora Hotelera Grand island (GIC II), Fideicomiso Murano 2000 (the GIC I Trust), Fideicomiso Murano 4000 (the GIC II Trust), Fideicomiso Murano 1000, Servicios BVG, and Murano Management.
The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.
Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring at the carrying amount for presentation purposes of the financial statements and related notes after the business combination held on March 20, 2024, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.
The capital restructuring was measured at the previous carrying amounts of assets and liabilities.
c.	Going concern basis
These consolidated and combined financial statements have been prepared assuming the Company will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Company to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
The Company is an early-stage and emerging growth company. The Company has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of December 31, 2024, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these consolidated and combined financial statements may be insufficient.

In addition, as of December 31, 2024, certain covenants have been breached as follows:
i.
At December 31, 2024, the debt service reserve related to the Insurgentes 421 loan with Bancomext has not been funded in accordance with the loan agreement. As of the date of the issuance of these financial statements, the Group has requested a waiver of this breach from the lender and is in discussions to potentially obtain this waiver in the short term. As of the date of issuance of these financial statements such waiver has not been granted.

As of December 31, 2024, the outstanding amount of this loan was $2,029.1 million, and as a result of the covenant breach deschibed above, the loan was classified as a current liability.
ii.
The loan obtained with ALG described in Note 10 is in breach as the Group did not pay the annual interest due in December 2024. The loan has not been accelerated and ALG has not notified any intention to accelerate the loan, however pursuant to IAS 1 “Presentation of Financial Statements”, this loan is classified as a current liability as of December 31, 2024.

See notes 10 and 20 for additional details about defaults subsequent to December 31, 2024.
Certain covenant tests will arise, under the terms of the various Company loans, during the following twelve months after the financial statements are authorized to be issued, which Management does not expect will be met. In order to address and mitigate the risks of such future possible covenant breaches, the Murano Group has hired professional specialist advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a debt restructuring. The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders. Whilst the terms of such a debt restructuring have not yet been agreed with the Murano Group’s various lenders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful and will mitigate the risk over the Company’s ability to continue as a going concern. The Murano Group has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.
As a result of these conditions, substantial doubt exists about the ability of the Company to continue as a going concern following twelve months after the financial statements are authorized to be issued.
Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Company such as new or restructured loan agreements and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.
These consolidated and combined financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of December 31, 2024, and for the year then ended, and for entities comprising the Group, were not appropriate.
d.	Functional and presentation currency
These consolidated and combined financial statements are presented in Mexican pesos. All amounts have been rounded, unless otherwise indicated.
For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.
For purposes of disclosure in the notes to these consolidated and combined financial statements, “pesos” or “$”, means Mexican pesos and “dollars” or “U.S.$” means United States of America dollars.

e.	Segments
Operations are managed and the financial performance is evaluated on a company-wide basis. Accordingly, all of the Group’s hotels, construction and service operations are considered by management in one reportable operating segment; therefore, no separate segment disclosures are presented.
f.	Use of judgments and estimates
In preparing these consolidated and combined financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
A.	Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the combined financial statements is included in the following notes:
Note 3(g) - Construction in process, land and buildings: Subsequent measurement of construction in process is at fair value based on periodic, at least annual valuations performed by external independent appraisers.
B.	Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties as of December 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:
Note 2c – assumptions about going concern matters.
Note 7 - determining the fair value of construction in process, land and building on the basis of significant unobservable inputs;
Note 8 - determining the fair value of the investment property on the basis of significant unobservable inputs;
Note 9 – determining of valuation of leases;
Note 11 - measurement of defined benefit obligations: key actuarial assumptions;
Note 12 - recognition of deferred tax assets: availability of the future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized;
Note 13 - determining the fair value of financial derivative instruments; and
Note 18 - recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources.
C.	Measurement of fair value
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group reviews the significant observable inputs and valuation adjustments.
If third-party information, such as broker quotes or pricing services, is used to measure fair values, the Group evaluates the evidence obtained from third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:
-	Note 7 - Property, construction in process and equipment.
-	Note 8 - Investment Property.
-	Note 12 - Warrants
-	Note 14 - Financial instruments - Fair value and risk management.
3.	Material accounting policies
The Group has consistently applied the following material accounting policies to all the periods presented in these combined financial statements.
a.	Basis of consolidation and combination
Consolidation of subsidiaries
The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Intra-group balances and transactions are eliminated in the consolidation process.
The Group’s subsidiaries as of December 31, 2024, are set out below:

Entity	Ownership interest
Murano Management UK Limited (“Murano Management UK”)	100.00%
Murano Service Operations Limited (Murano Services”)	100.00%
Murano Global Hospitality Corporation (“Murano Hospitality” including the former HCM Adquisition Corporation)	100.00%
Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano PV, S. A. de C. V. (“Murano PV”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%

Entity	Ownership interest
Fideicomiso Murano 2000 CIB/3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB/3000	100.00%
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

Combination of entities under common control (prior to capital restructuring as described in note 2b.)
Before the capital restructuring described in note 2b. above, the Group was directly or indirectly controlled by Elias Sacal Cababie, therefore the Group has been combined under the common control approach. The combination includes the following entities: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB/3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB/3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.
b.	Foreign currency transactions
Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on the historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.
However, foreign currency differences arising from the translation of the following items are recognized in OCI:
•	An investment in equity securities designated as at FVOCI (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss);
•	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective (see (P)(v)); and
•	Qualifying cash flow hedges to the extent that the hedges are effective.
c.	Revenue from contracts with customers
The Company acts as a principal in the activities from which it generates its revenue. Our revenues are primarily derived from the products and services provided to our customers in our owned hotels and are generally recognized when control of the product or service has transferred to the customer. A summary of our sources of revenue is as follows:
•	Room rentals.
•	Food and beverage.
•	All-inclusive.
•	Private events.
•	Spa services.
•	Other services.

We provide room rentals and other services to our guests, including, but not limited to, food and beverage, all-inclusive, spa, laundry, and parking. These products and services each represent individual performance obligations, and in exchange for these services, we receive fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time the services are rendered or the goods are provided.
Room rental revenues are recognized over time on a daily basis as the guest occupies the room, and revenues related to the other products and services are recognized at a point in time when the product or service is provided to the guest.
As of December 31, 2024 and 2023, the Company did not capitalize costs to obtain contracts with customers because there are no long-term contracts with the customers, due to the operations of the hotel, the incremental costs are recognized in profit or loss as incurred. If long-term contracts were obtained, the Company will capitalize the cost of those contracts.
Deferred revenue (contract liability)
It is the Company´s obligation to provide a service to a customer for which the Company has received cash from the customer.
d.	Cash and cash equivalents and restricted cash
Cash and cash equivalents and restricted cash of the Company are represented primarily by cash (cash on hand and demand deposits), restricted cash and cash equivalents. Cash equivalents are short-term highly liquid investments with maturities no longer than 90 days, which are subject to an insignificant risk of changes in value. Cash is stated at nominal value and cash equivalents are measured at fair value. For further information, please refer to note 5.
e.	Financial instruments
(i)	Recognition and initial measurement
Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
(ii)	Classification and subsequent measurement
Financial assets -
On initial recognition, a financial asset is classified as measured at amortized cost or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at Fair Value Through Other Comprehensive Income (“FVOCI”) if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (“OCI”). This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets - Business model assessment:
The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to investors. The information considered includes.
-
The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-	How the performance of the portfolio is evaluated and reported to the Group’s management;
-	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
-	How managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flow collected; and
-	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest.
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In making this assessment, the Group considers:
-	Contingent events that would change the amount or timing of cash flows;
-	Terms that may adjust the contractual coupon rate, including variable-rate features;
-	Prepayment and extension features; and
-	Terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets - Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gain or losses and impairment are capitalized. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
(iii)	Derecognition
Financial assets
The Group derecognizes a financial asset when:
-	The contractual rights to the cash flows from the financial asset expire; or
-	It transfers the rights to receive the contractual cash flows in a transaction in which either:
i.	Substantially all the risks and rewards of ownership of the financial asset are transferred; or
ii.	The Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.
The Group enters into transactions whereby it transfers assets recognized in its combined statement of financial position but retains either all or substantially all of the risk and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•	The change is necessary as a direct consequence of the reform; and
•	The new basis for determining the contractual cash flows is economically equivalent to the previous basis - i.e. the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
(iv)	Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the combined statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(v)	Derivative financial instruments
The Group holds derivative financial instruments with the intention to hedge interest rate risk exposures.
Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.
(vi)	Impairment
i.	Non-derivative financial assets
Financial instruments
The Group recognizes loss allowances for Expected Credit Losses (“ECLs”) on:
-	Financial assets measured at amortized cost.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following which are measured at twelve-month ECLs:
-	Debt securities that are determined to have low credit risk at the reporting date; and
-
Other debt securities and bank balances for credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has nothing increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Group considers a financial asset to be in default when:
-	The debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
-	The financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
Presentation of allowance for ECL in the consolidated and combined statement of financial position
Allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
As of December 31, 2024 and 2023, the Group did not recognize ECL since it has determined that the ECL related to its trade receivables would not be material in the context of these financial statements taken as a whole.
ii.	Non-financial assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than investment property and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets.
The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount.

Impairment losses are recognized in profit or loss.
For assets, other than goodwill, it is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
f.	Prepayments
Prepaid expenses are initially recognized as assets as of the date the payment is made, provided that it is probable that the future economic benefits associated with the asset will flow to the Group. At the time the goods or services are received, prepaid expenses are either capitalized or recognized in profit or loss as an expense, depending on whether there is certainty that the acquired goods or services will generate future economic benefits. The Group periodically evaluates its prepaid expenses to determine the likelihood that they will cease to generate future economic benefits and to assess their recoverability. The Company classifies its prepayments as current or non-current assets, depending on the period when the Company expects to exercise them. Unrecoverable prepaid expenses are recognized as impairment losses in profit or loss.
g.	Property, construction in process and equipment
The Company’s Property, construction in process and equipment includes the following: land, buildings, construction in process, computer equipment, transportation equipment, furniture, and other equipment.
i.	Recognition and measurement
Items of property, construction in process and equipment are initially measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.
Subsequent measurement of land, buildings and construction in process is at fair value based on periodic, at least annual, valuations performed by external independent appraisers, less subsequent depreciation for buildings; land is not depreciated. The carrying amount of the revaluated assets is adjusted to the revalued amount. If the carrying amount increases as a result of the revaluation, the increase is recognized in other comprehensive income and accumulated as a revaluation surplus, except if it reverses a revaluation decrease of the same assets previously recognized in profit or loss. If the carrying amount is decreased as a result of the revaluation, the decrease is recognized in profit or loss, or against the revaluation surplus in comprehensive income to the extent of any existing balance in respect to the same asset.
All other property and equipment are recognized at historical cost less depreciation.
If significant parts of an item of property, construction in process and equipment have different useful lives, then they are accounted for as separate items (major components) or property, construction in process and equipment.
Any gain or loss on disposal of an item of property, construction in process and equipment is recognized in profit or loss.
ii.	Subsequent expenditure
Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.
iii.	Depreciation
Depreciation is calculated to write off the cost of property, construction in process and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. As of December 31, 2022 items recognized at fair value were not subject to depreciation until the construction in process was completed.

During 2023, several assets recognized as construction in process were capitalized as property, building and hotel furniture due to the assets having reached the necessary conditions to operate as Management intended.
Company’s Management estimates the following useful life for the major assets.

Years
Buildings and beach club	35-40 years
Elevators	10 years
Furniture, fixtures, and equipment (“FF&E”)	5 years
Operating, supplies and equipment (“OS&E”)	2 years
Computer equipment	3-4 years
Transportation Equipment	4 years
Furniture	10 years
Equipment and other assets	10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
iv.	Reclassification to investment property
When the use of a property changes from owner-occupied to investment property, the property is remeasured to fair value and reclassified accordingly. Any gain arising on this remeasurement is recognized in profit or loss to the extent that it reverses a previous impairment loss on the specific property, with any gain recognized in OCI and presented in the revaluation reserve. Any loss is recognized in profit or loss. However, to the extent that an amount is included in the revaluation surplus for that property, the loss is recognized in OCI and reduces the revaluation surplus within equity.
h.	Investment property
Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.
Any gain or loss on disposal of the investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss. When investment property that was previously classified as property, construction in process and equipment is sold, any related amount included in the revaluation reserve is transferred to retained earnings.
As of December 31, 2024 and 2023, the Company has a plot of land located in, Baja California, Mexico, that qualifies as an investment property in accordance with the requirements established by IAS 40, since the Company foresees to use this land for the creation of an industrial park, where the Company will act as a lessor and it will obtain income from rentals.
i.	Employee benefits
i.	Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
ii.	Other long-term employee benefits
The Group’s net obligation in respect of long-term employee benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii.	Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.
iv.	Defined employee benefit
In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances, which is recognized as a defined benefit plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.
The calculation of the defined benefit obligation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of the economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of the economic benefits, consideration is given to any applicable minimum funding requirements.
Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, return on plan assets (excluding interest), and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any change in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.
Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or curtailment gain or loss is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.
j.	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.
k.	Income tax
Income tax expense comprises current and deferred tax and it is recognized in profit or loss. As mentioned in Note 1(a) the Group participates in certain trusts as a Trustor, these trusts are not subject to income taxes.
Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale.
Deferred tax assets and liabilities are offset only if certain criteria are met.
l.	Finance income and finance cost
The Group’s finance income and finance cost include:
-	Interest income,
-	Interest expense,
-	The net gain or loss on financial assets at FVTPL,
-	The foreign currency gain or loss on financial assets and financial liabilities.
Interest income or expense is recognized using the ‘effective interest rate’ method.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•	The gross carrying amount of the financial asset; or
•	The amortized cost of the financial liability.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the assets (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.
m.	Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
As a lessee
At the commencement or on modification of a contract that contains a lease component, the Group allocates the contract consideration to each lease component on the basis of its relative stand-alone prices. However, for leases of property the Group has elected not to separate the non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end date of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of asset leased.
Lease payments included in the measurement of the lease liability comprise the following:
•	Fixed payments; including in-substance fixed payment:
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee, and
•
The exercise price under purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at reinforced cost using the effective interest method and data measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
n.	Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, disclosure is provided in the notes to the combined financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

o.	Provisions
Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.
p.	Contributions for future net assets
Contributions for future net assets are contributions granted by the shareholders of the Group that will become part of the net parent investment on a certain date or when certain conditions are met, these contributions are recognized at the transaction price as a liability since there is no present value interest component to recognize.
q.	Fair value measurement
‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market in which the Group has access at that date. The fair value of a liability reflects its non-performance risk.
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities (see note 14).
When one is available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.
If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.
The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received.
If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price.
Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument, but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.
r.	Other liabilities
Other liabilities mainly consists of contributions granted by Hyatt and Accor under the concept of ‘key money’ per the Hotel Services Agreement and the Hotel Management Agreement, respectively. The ‘key money’ was granted as an inducement to the Group to enter into such agreements. The Group recognizes these contributions in other liabilities against cash, and the Group subsequently amortizes the total amount on a monthly, straight-line basis from the first month the ‘key money’ is received and continuing during the term of the agreement. If the agreements are canceled or terminated before the agreed term, the Group shall repay to the operators the remaining unamortized amount.
s.	Consolidated and Combined Statements of cash flows
The consolidated and combined statement of cash flows detail the cash inflows and outflows that occurred during the period. In addition, the combined statement of cash flows starts with the profit before income taxes and other comprehensive income, presenting first cash flows from operating activities, then investment activities and finally, financing activities.
The consolidated and combined statement of cash flows for the years ended December 31, 2024, 2023 and 2022 were prepared using the indirect method.
4.	New standards or amendments issued
In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or the amounts reported in these financial statements.
2024
a.	New accounting standards or amendments for 2024
A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning on January 1, 2024, and have been adopted by the Company. Their adoption has not had any material impact on the disclosures or the amounts reported in these financial statements.
Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company did not have a significant impact from the adoption of this standard.
b.	New and amended IFRS Accounting Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:
IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its financial statements.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements
The Company has not early adopted any forthcoming new or amended accounting standards in preparing these financial statements. The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

5.	Cash and cash equivalents and restricted cash
As of December 31, 2024 and 2023, cash and cash equivalents and restricted cash is as follows:

	As of December 31,
	2024	2022
Cash	$1,664,179	$993,681
Bank deposits(1)(2)(3)	968,750,678	145,376,053
Total cash and cash equivalents and restricted cash	$970,414,857	$146,369,734

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta, Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of December 31, 2024 this loan was fully repaid. As of December 31, 2023, the corresponding amount in the reserve fund was $12,842,404.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of December 31, 2024 and December 31, 2023, the principal reserve fund amounted to $44,069,120, and $52,272,015, respectively. As of December 31, 2024 and 2023, the debt service reserve funds have not been fully funded; for further information see note 10.

(3)
Issuer trust 4323 - In accordance with the terms of the Senior Secured Notes issued by the Group on September 12, 2024, as of December 31, 2024, the debt service reserve fund amounted $338,419,950 (U.S.$16,500,000). This is a revolving reserve classified as cash and cash equivalents.

6.	Related-party transactions and balances
Transactions with key management personnel
i.	Key management personnel compensation
Compensation of the Group’s key management personnel includes only short-term employee benefits in the amount of $14,066,344, $13,185,131 and $17,384,930 during 2024, 2023 and 2022, respectively.
ii.	Outstanding balances with related parties as of December 31, 2024 and 2023 are shown as follows:

	As of December 31,
	2024	2023
Receivable
Affiliate:
Elías Sacal Cababie(1)	$—	$104,029,840
E.S. Agrupación, S. A. de C. V.(2)&(8)	—	35,582,383
Marcos Sacal Cohen(3)	—	540,031
Edgar Armando Padilla Pérez(4)	—	1,700,466
Rubén Álvarez Laris(5)	—	1,696,426
Total related parties receivable	—	143,549,146

Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V.(6)	$—	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER(7)	194,471,588	171,153,445
BVG Infraestructura, S. A. de C. V.(9)	—	10,030,992
Total related parties payable	194,471,588	220,305,588
Current portion	120,634,508	133,002,659
Long term portion	$73,837,080	$87,302,929

(1)	This balance is composed of several loan agreements as follows:
(a)
On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 the maturity was extended for a year. On April 30, 2024 the principal amount was repaid in full;

(b)
On April 14, 2023, Murano PV granted a short-term loan of $2,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(c)
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(d)
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the principal amount was repaid in full;

(e)
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On April 30, 2024, the borrower paid $6,700,000. On November 4, 2024, this loan was repaid in full; and

(f)
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024, the borrower paid U.S.$3,160,000. On November 4, 2024 this loan was repaid in full.

(2)	This balance is composed of several loan agreements as follows:
(a)
On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for one year. On October 31, 2024, this loan was repaid in full;

(b)
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024, the maturity was extended for a year. On October 31, 2024, this loan was repaid in full;

(c)
On April 14, 2023, Murano PV granted a short-term loan of U.S.$359,368 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(d)
On May 5, 2023, Murano PV granted a short-term loan of $30,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.;

(e)
On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full;

(f)
On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%. On October 31, 2024, this loan was repaid in full; and

(g)
On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. As of September 30, 2024, the borrower paid U.S.$647,000. On October 31, 2024, this loan was repaid in full.

(3)
Short-term loan agreement granted by Murano PV for $492,000 dated May 5, 2023, with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.

(4)	Before the capital restructuring held on March 8, 2024 this individual used to be a minority shareholder of certain entities in the Group. This balance is composed as follows:
(a)
On May 5, 2023, Murano Management granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in note 2.b. and

(b)
On May 5, 2023, Murano Management granted a short-term loan of $4,400 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2.b.

(5)
Before the capital restructuring held on March 8, 2024 this individual used to be a minority shareholder of certain entities in the Group. On May 5, 2023, Murano Management granted a short-term loan of $4,400 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024, as part of the capital restructuring as described in note 2b.

(6)
Loan agreement granted to Murano World signed on May 2, 2021, with a 36-month termination period. The amount of the loan is $97,500,000 and accrued interest at an annual rate of 17.75%. On May 2, 2024, the maturity of this loan was extended for one year. On April 30, 2024, Impulsora Turística de Vallarta granted a 36-month loan to Murano World in the amount of $17,200,000 with an annual interest rate of 17.75% and payments of principal after 12 months of the signing date. On October 31, 2024 these loans were repaid in full.

(7)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus to Murano World) which matures on June 24, 2025, and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors. As of September 30, 2024, the balance of this loan is $164,275,291 (U.S.$8,929,033) including interest. The balance also includes $10,900,936 of invoices discounted by one supplier of the Group and Sofoplus with maturity on January 28, 2025. On November 29,2024 the Group paid $1,000,000 to the principal balance of the discounted invoices and $605,294 of interest. The balance as of December 31, 2024 is $9,828,201.

On September 30, 2024, Murano World signed a loan agreement with Sofoplus up to U.S.$3,600,000 with disbursements of U.S.$700,000, U.S.$100,000, U.S.$800,000, U.S.$1,000,000 and U.S.$1,000,000 on September 30, 2024, October 3, 2024, October 31, 2024, November 29, 2024, and December 13, 2024, respectively. The Group used this loan to repay the balance of the secured mortgage loan of U.S. $15,000,000. This loan requires us to pay monthly interest at the annual interest rate of 16% starting on October 1, 2024, with maturity on October 1, 2026.

(8)
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender had agreed to convert the loan balance into a small minority equity interest in the Cancun II project, however, the Group analyzed the merits of this transaction in line with the pipeline development plan and management decided to repay the balance in full on October 31, 2024.

(9)
On March 1, 2023, Inmobiliaria Insurgentes obtained a short-term loan granted by BVG Infraestructura, S. A. de C. V. of U.S.$955,011 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024, the maturity of this loan was extended for one year. On October 31, 2024, these loans were repaid in full.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt
Balances as of January 1, 2024	$220,305,588
Payments	(476,238,335)
Interest paid	(35,380,058)
Proceeds from loans	417,288,465
Accrued interest	33,666,513
Total changes from financing cash flows	159,642,173
Effect on changes in foreign exchange rates	34,829,415
Balances as of December 31, 2024	$194,471,588

Long-term debt
Balances as of January 1, 2023	$274,489,347
Payments	(96,693,781)
Interest paid	(37,140,328)
Proceeds from loans	60,581,457
Accrued interest	39,901,733
Total changes from financing cash flows	241,138,428
Effect on changes in foreign exchange rates	(20,832,840)
Balances as of December 31, 2023	$220,305,588

7.	Property, construction in process and equipment
Reconciliation of carrying amount

	Land	Construction in process	Buildings	Elevators	Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total
Cost:
Balances as of January 1, 2022	$6,633,676,166	$2,799,006,767	—	—	$6,804,613	$2,643,005	$4,844,499	$3,173,881	$9,450,148,931
Additions	—	1,521,986,623	—	—	304,710	231,683	850,447	—	1,523,373,463
Disposals	(85,296,091)	—	—	—	—	—	—	—	(85,296,091)
Revaluation	1,246,037,181	4,763,002,165	—	—	—	—	—	—	6,009,039,346
Balances as of December 31, 2022	$7,794,417,256	$9,083,995,555	—	$—	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617	—	—	627,269	—	157,205,729	—	1,719,930,815
Disposals	—	—	—	—	—	—	(163,689,130)	—	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	—	(1,525,827,023)	1,348,289,068	10,964,935	—	—	166,573,020	—	—
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131	—	—	—	—	—	(889,982,346)
Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988
Additions	32,387,850	1,296,109,229	—	—	415,378	846,019	2,074,071	—	1,331,832,547
Capitalization of FF&E and OS&E, buildings and elevators	—	(2,354,555,747)	1,973,759,232	9,489,941	—	—	371,306,574	—	—
Revaluation	1,505,153,788	(1,981,481,567)	811,137,367	—	—	—	—	—	334,809,588
Balances as of December 31, 2024	$9,484,352,324	$3,469,022,357	$5,702,125,798	$20,454,876	$8,151,970	$3,720,707	$539,165,210	$3,173,881	$19,230,167,123

	Land	Construction in process	Buildings	Elevators	Computer equipment	Transportation Equipment	Furniture(1)	Equipment and other assets	Total
Accumulated depreciation:
Balances as of January 1, 2022	$—	$—	$—	$—	$(5,080,742)	$(2,474,060)	$(3,928,505)	$(2,030,272)	$(13,513,579)
Depreciation	—	—	—	—	(811,269)	(152,541)	(151,450)	(152,981)	(1,268,241)
Balances as of December 31, 2022	$—	$—	$—	$—	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)
Depreciation	—	—	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)
Balances as of December 31, 2023	—	—	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)
Depreciation	—	—	(130,571,011)	(1,807,015)	(731,312)	(286,195)	(137,984,866)	(152,202)	(271,532,601)
Balances as of December 31, 2024	—	—	(202,151,562)	(2,903,508)	(7,402,431)	(2,990,287)	(197,093,915)	(2,487,917)	(415,029,620)
Carrying amounts as of:
December 31, 2022	$7,794,417,256	$9,083,995,555	$—	$—	$1,217,312	$248,087	$1,614,991	$990,628	$16,882,483,829
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969
December 31, 2024	$9,484,352,324	$3,469,022,357	$5,499,974,236	$17,551,368	$749,539	$730,420	$342,071,295	$685,964	$18,815,137,503

(1)	Includes FF&E and OS&E assets.
Construction in process
GIC I is a hotel project in Cancun which when complete will have 1,016 rooms. Construction is nearing completion and operations commenced during 2024 with the first 400 keys of the Vivid Hotel already open and the remaining 616 keys of Dreams expected to open in the fourth quarter of 2025, The total amount expected to be invested in the construction is $3,200,000,000, excluding financial cost and cost of land. As of December 31, 2024 and 2023, amounts incurred in the construction in process during the calendar year are $1,296,109,229 and $1,388,105,617, respectively.
GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. For the years ended December 31, 2024 and 2023, construction costs incurred were $6,014,159 and $1,577,714, respectively. See Notes 1 a. and 19 for additional details about the GIC Complex.
Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. As of December 31, 2024 there were no additional capitalized costs incurred for the property. For the year ended December 31, 2023, construction costs incurred were $79,064,992.
Capitalization of borrowing cost included in the incurred cost of the construction of the above hotel facilities for the years ended December 31, 2024 and 2023 of $303,443,168 and $275,133,471, respectively, were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directable attributable to the construction in process.
Non-cash and cash transactions in Property, construction in process and equipment

		As of December 31,
	2024	2023	2022
Balances as of January 1	$17,563,524,988	$16,897,265,649	$9,450,148,931
Non-cash transactions:
Revaluation of land and construction in process	334,809,588	(889,982,346)	6,009,039,346
Effect on movement in exchange rates on cash held	—	—	1,451,180
Total non-cash transactions	334,809,588	(889,982,346)	6,010,490,526

		As of December 31,
	2024	2023	2022
Cash transactions:
Construction in process and equipment	1,028,389,379	1,281,108,214	1,189,600,453
Accrued capitalized borrowing costs	303,443,168	275,133,471	247,025,739
Total cash transactions	1,331,832,547	1,556,241,685	1,436,626,192
Balances as of December 31	$19,230,167,123	$17,563,524,988	$16,897,265,649

Measurement of fair value
Land, construction in process and buildings
Fair value hierarchy
The Group engages third-party qualified appraisers to perform the valuation of the land, construction in process and buildings annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model. The fair value measurement for the land, construction in process and buildings has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI) or profit or loss to the extent losses exceed any revaluation gains.
Valuation technique and significant unobservable inputs
The following table shows the valuation technique used in measuring the fair value of the land, construction in process and buldings, as well as the significant unobservable inputs used.
The revaluation surplus (loss) for the years ended December 31, 2024, 2023 and 2022 were $334,809,588, $(889,982,346) and $6,009,039,346, respectively.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Land
Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.	The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.	The estimated fair value would increase if the adjustments applied were higher.
In estimating the fair value of the subject assets, the appraiser performed the following:
•
Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•
Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•
Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
• Location (0.80 - 1). • Size (1.08 - 1.20). • Market conditions (0.8 - 1).

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
•
Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
•
The selected price per square meter is consistent with market prices rates paid by market participants and/or current asking market prices rates for comparable properties.

Construction in process
Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
	The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 – 0.98).	The estimated fair value would increase if the adjustments applied were higher.
•
Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•
Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Building
Group directors use the fair market value based on the discounted cashflow approach to determine the value buildings in current operation that Management considers are in the final stage of ramp up as described in the valuation reports prepared by the appraisers (Insurgentes 421 complex), as well as use the cost approach to determine the value of buldings in current operation that has beginning their ramp up period (Cancun Complex/Hotel Vivid portion).

In estimating the fair value of building and site improvements, the appraiser performed the following:

The appraiser used the discounted cashflow approach to determine the value of the buildings:
Expected market rental growth 2025 – 8.9% and 4.6% long term.

Discount rate – 12.5%

Occupancy rate – 2025 68% and once stabilized 70.0% and 72.5% after 2029
The estimated fair value would increase if the adjustments applied were higher.
• Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration. • Estimated incomes based in the trends of historical operations

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
•
Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
•
Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.

Carrying amount
If the Group’s land, construction in process and buildings been measured on a historical cost basis, the carrying amounts would have been as shown in the next page.

	As of December 31,
	2024	2023
Land	$705,682,511	$673,294,661
Construction in process	2,708,804,812	3,842,687,148
Buildings	3,574,609,548	1,433,489,954
Total	$6,989,096,871	$5,949,471,763

Security
As of December 31, 2024 and 2023, properties with carrying amount of $18,817,329,303, and $17,694,421,947, respectively, were subject to mortgages or security trusts that form part of the security for certain bank loans. A list of the properties granted and the related loans is as follows:
2024

Property	Associated Credit Reference
Units 1, 2 / Grand Island	See Note 10 Terms and repayment schedule (16)
Unit 3 / Grand Island II	See Note 10 Terms and repayment schedule (8), (9), (14) & (15)
Units 4 & 5	See Note 10 Terms and repayment schedule (13)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2	See Note 10 Terms and repayment schedule (4), (5), (6) & (7) and Note 6 reference 7
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (10)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M,	See Note 10 Terms and repayment schedule (7)

Property	Associated Credit Reference
Sup. 11,986.53 M2
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (7)

2023

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 10 Terms and repayment schedule (1)
Unit 3 / Grand Island II	See Note 10 Terms and repayment schedule (8), (9), (14) & (15)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2	See Note 10 Terms and repayment schedule (4), (5), (6) & (7) and Note 6 reference 7
Insurgentes Sur 421 Complex	See Note 10 Terms and repayment schedule (3)
Beach Club – Playa Delfines	See Note 10 Terms and repayment schedule (1) and (10)
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 10 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 10 Terms and repayment schedule (7)

8.	Investment property
Reconciliation of carrying amount

	As of December 31,
	2024	2023
Balances as of January 1,	$1,100,491,490	$1,187,089,926
Changes in fair value	239,508,510	(86,598,436)
Balances as of December 31,	$1,340,000,000	$1,100,491,490

Investment property Investment property is initially measured at cost and subsequently at fair value, changes in fair value are recognized as gain in profit or loss. All gains are unrealized.
The investment property is planned for the development of an industrial park, this project is expected to include approximately a leasable area of 363,262 sqm as described in Note 1.

Measurement of fair value
Fair value hierarchy
The Group engages third-party qualified appraisers to perform the valuation of the investment properties annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.
The fair value measurement for all of the investment properties has been categorized as a Level 3 fair value based on the inputs to the valuation technique used.
Valuation technique and significant unobservable inputs
The following table shows the valuation technique used in measuring the fair value of the investment property, as well as the significant unobservable inputs used.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Group directors use the market-based approach to determine the value of the subject assets as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

•
Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
•
Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
•
Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
•
Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.

The selected price per square meter is consistent with market price rates paid by market participants and/or current asking market prices rates for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

•
Location (0.80 – 1).
•
Size (1.08 – 1.20).
•
Market conditions (0.8 – 1).
The estimated fair value would increase if adjustments applied were higher.

Security
As of December 31, 2024 and 2023, properties with a carrying amount of $1,340,000,000 and $1,100,491,490 were subject to a registered debenture that forms security for certain loans. A list of the properties granted and the related loans is as shown in the next page.

Property	Associated Credit Reference
Plot of land: La Costa Bajamar / Lote MP1, Fracc. A, Manzana S/M, Sup. 271,042.763 M2	See Note 10 Terms and repayment schedule (4), (5) (6) & (7) and Note 6 references (7).
Plot of land: La Costa Bajamar: Lote MP1, Fracc. B, Manzana S/M, Sup. 304,851.487 M2
Plot of land: La Costa Bajamar: Lote MP1, Fracc. C, Manzana S/M, Sup. 353,797.091 M2
Plot of land: La Costa Bajamar: Fracc. Servidumbre de Paso, Manzana S/M, Sup. 41,084.499 M2

9.	Leases
The Group leases equipment, office space and vehicles. Lease terms vary from contract to contract. Information on leases in which the Group is a lessee is presented below.
Right-of-use assets
Right-of-use assets related to leased properties that do not meet the definition of investment property.

2024	Hotel Equipment	Offices	Vehicles	Total
Balance as of January 1,	$199,957,781	$15,253,909	$1,825,401	$217,037,091
Additions	31,364,829	—	—	31,364,829
Depreciation charge for the year	(43,862,445)	(3,155,981)	(1,217,786)	(48,236,212)
Balance as of December 31,	$187,460,165	$12,097,928	$607,615	$200,165,708

2023	Hotel Equipment(1)	Offices	Vehicles	Total
Balance as of January 1,	$—	$—	$591,039	$591,039
Additions	203,886,899	17,094,898	2,247,946	223,229,743
Depreciation charge for the year	(3,929,118)	(1,840,989)	(1,013,584)	(6,783,691)
Balance as of December 31,	$199,957,781	$15,253,909	$1,825,401	$217,037,091

2022	Vehicles
Balance as of January 1,	$1,131,681
Depreciation charge for the year	(540,642)
Balance as of December 31,	$591,039

(1)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

Amounts recognized in profit or loss

	For the Years Ended December 31,
	2024	2023	2022
Amounts recognized in profit and loss
Interest on lease liabilities	$21,298,127	$3,282,685	$49,704
Expenses related to short-term leases	—	1,506,962	319,498
	$21,298,127	$4,789,647	$369,202
Amounts recognized in the consolidated and combined statement of cash flow
Total cash outflow	$53,910,165	$19,175,084	$586,399

Guarantee deposits
As part of the hotel equipment leasing, the Group provided a guarantee deposit of $4,870,138, as of December 31, 2023.
10.	Long-term debt

	As of December 31,
	2024	2023
Current liabilities:
Current portion of secured bank loans	$3,104,552,010	$1,866,499,269
Unsecured bank loans	30,694,061	64,827,258
Interest	346,134,418	108,029,151
Total current liabilities	$3,481,380,489	$2,039,355,678

Non-current liabilities:
Secured bank loans	$7,692,819,937	$4,641,315,619
Unsecured bank loans	—	2,001,517
Total non-current liabilities	$7,692,819,937	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $20,157,329,304 and $17,694,421,947 as of December 31, 2024 and 2023, respectively (see Note 7 and Note 8 Security).
Information about the Group’s exposure to interest rate, foreign currency and liquidity risks is included in Note 13.

					As of
Currency		Nominal interest rate 2024	Nominal interest rate 2023	Maturity	December 31, 2024	December 31, 2023
Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”)(1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$—	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”)(1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	—	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”)(1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	—	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta)(1)	USD	SOFR + 4.0116%	N/A	2033	—
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”)(1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	—	1,010,419,654
Bancomext(2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See(2)	—	54,441,003
Cost to obtain loans and commissions						(46,187,476)
Total Fideicomiso Murano 2000					—	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext(3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	2,029,066,425	1,687,477,257
Cost to obtain loans and commissions					(17,038,019)	(18,383,126)
Total Inmobiliaria Insurgentes 421					2,012,028,406	1,669,094,131

					As of
Currency		Nominal interest rate 2024	Nominal interest rate 2023	Maturity	December 31, 2024	December 31, 2023
Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”)(4)	USD	15.00%	15.00%	2025	—	253,402,500
Exitus Capital(5)	USD	15.00%	15.00%	2025	—	14,862,566
Exitus Capital(6)	USD	15.00%	15.00%	2025	—	18,391,571
Exitus Capital(7)	USD	15.00%		2026	373,168,040	—
Arrendadora Fínamo, S.A. de C.V. (“Finamo”)(8)	MXN	15.76%	15.76%	2027	282,011,355	364,390,142
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM ENR (Finamo)(9)	MXN	22.00%	N/A	2025	144,493,360	—
ALG(10)	USD	10%	10%	2030	410,206,000	337,870,000
Santander International(11)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	30,694,061	25,335,608
Cost to obtain loans and commissions					(7,833,206)	(11,658,806)
Total Murano World					1,232,739,610	1,002,593,581

Edificaciones BVG:
Exitus Capital(12)					4,776,175	12,387,770
Total Edificaciones BVG					4,776,175	12,387,770

Murano PV:
NAFIN(13)	USD	SOFR + 3.75% first year; second year SOFR +4.00 and third year SOFR + 4.25%		2027	1,126,878,115
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo)(14)	USD	15%	—	2030	458,160,522
ASC Finamo(15)	MXN	22%	—	2025	100,000,000
Cost to obtain loans and commissions					(26,599,533)	—
Total Murano PV					1,658,439,104	—

Fideicomiso 4323 (issuer trust):
Senior Notes(16)	USD	11% plus 2% of PIK capitalized first three years		2031	6,153,090,000	—
Cost to obtain loans and commissions					(233,007,287)	—
Total Fideicomiso 4323					5,920,082,713

Accrued interest payable					346,134,418	108,029,151
Total debt					11,174,200,426	6,682,672,814

Current instalments					3,481,380,489	2,039,355,678
Long-term debt, excluding current instalments					$7,692,819,937	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Operadora GIC II and Murano World. On July 11, 2022, NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso Murano 2000.

On August 24, 2023, the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on 3M SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two additional tranches of debt: Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase one of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.
On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.
On May 14, 2024, the Group received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.
On September 12, 2024, the balance of this loan was repaid in full in connection with the issuance of the Senior Notes described in section (16) below.
(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023, the Group and the lender extended the maturity period of this loan to December 2024.
On April 11, 2024, and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively.
As of September 12, 2024, the balance of this loan was repaid in full in connection with the issuance of the Senior Notes described in section (16) below.
(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$7,500,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable and with the pledge of the Murano PV shares.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.
On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts.
As of December 31, 2024, the Group has not fully funded the debt services reserve accounts, resulting in a covenant breach. The loan has not been accelerated, and the creditor has not notified an intention to do so. The Group has requested a waiver of this breach from the lender. As of December 31, 2024, the entire balance is classified as a current liability.
(4)	Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors.
(5)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000, U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively.

(6)	Loan agreement for U.S.$972,300 signed on June 26, 2023.
(7)
On September 30, 2024, Murano World restructured its debt with Exitus Capital and substitute the remaining balance of the three loans described in the sections (4) (5) and (6) above in the amounts of U.S.$15,000,000, U.S.$2,434,012 and U.S.$715,297, respectively. The amount of the new credit line was U.S.$18,149,309. The new loan requires us to pay interest quarterly at the annual interest rate of 15% starting October 1, 2024, with maturity on December 30, 2025. See note 20 for additional details about defaults subsequent to December 31, 2024

(8)
Sale and lease back agreement signed with Finamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023. See Note 13 for additional details about defaults subsequent to December 31, 2024.

(9)
On December 3, 2024, Murano World, as borrower and the major shareholders of the Group as joint obligors signed a loan agreement with Administradora de Soluciones de Capital, S.A. de C.V. SOFOM E.N.R. (Finamo) in the amount of $144,493,360 with maturity of 12 months and pays interest in a two-month period at the annual rate of 22%. See note 20 for additional details about defaults subsequent to December 31, 2024.

(10)
Secured loan agreement signed by Murano World, in March 31, 2023, for purchase and development of the beach club, which also guarantees this loan. This loan accrues interest at an annual rate of 10%. The interest payment due in December 2024 was not made, and as result, this loan is breached. Although the loan has not been accelerated and the creditor thereunder has not threatened to accelerate the loan, pursuant to IAS 1 “Presentation fo financial statements”, this loan is classified as current liability as of December 31, 2024. As of the date of the issuance of these financial statements, the Group is preparing to engage in constructive discussions with ALG to remedy this default.

(11)
Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World increased this credit line from U.S.$1,500,000 to U.S.$2,000,000. On October 30, 2024, the Group repaid U.S.$500,000 to this loan agreement.

(12)
Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche. See note 20 for additional details about defaults subsequent to December 31, 2024.

(13)
On October 17, 2024, Murano PV, as borrower, the major shareholders of the Group as joint obligors, and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027. The Group received the tranche A and part of the tranche B on October 28, 2024, in the amount of U.S.$54,942,059 at the signature date of the agreement. The interest will be capitalized during the term of the loan at the interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year. Not being in default of any covenants under this loan agreement is a condition for any drawdown of the remaining balance of Tranche B (used for the interest payments).

(14)
On January 5, 2024, the Group signed a loan agreement with Finamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company and the major shareholder of the Group as joint obligor, also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement. On October 2, 2024, the Group make a prepayment of U.S. $3,661,930. See note 20 for additional details about defaults subsequent to December 31, 2024.
(15)
On April 9, 2024, Murano PV and the major shareholder of the Group as joint obligor, signed a loan agreement with Finamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%. On December 3, 2024 the Group negotiated an extension to pay the principal amount of this loan from October 4, 2024, to November 5, 2025. See note 20 for additional details about defaults subsequent to December 31, 2024.

(16)
On September 12, 2024, the an issuance of Senior Secured Notes for U.S.$300,000,000 with maturity on September 12, 2031, and will pay semi-annual coupons at an interest rate of 11% plus a 2% of PIK interest that will be capitalized over the first three years of the notes. The Senior Secured Notes are guaranteed by a mortgage over the private units 1 and 2 of the GIC Complex as well as the collection rights of the revenues generated by the phase one of the GIC Complex (1,016 rooms). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan of Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in sections (1) and (2) above, respectively.

As of December 31, 2024, the Group complied with all terms and covenants included in the loan agreements, except for the following:
Inmobiliaria Insurgentes I421
As of December 31, 2024, the reserve account under the Bancomext loan was not funded causing a covenant breach of this loan, the lender has the ability to call the loan and as a result the loan was classified in current liabilities.
Murano World
Murano World did not comply with the interest payment under the ALG loan with respect to the coupon due in December 2024 causing a covenant breach of this loan, the lender has the ability to call the loan and as a result the loan was classified in current liabilities. See note 20 for additional reference.
As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:
Inmobiliaria Insurgentes I421
As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, and the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described above on, April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which waived the breach, so the lender would not call the debt. The Group classified the outstanding balance of this loan as a current liability due to the waiver being obtained after year-end.
Fideicomiso Murano 2000 CIB/3001
The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.
See Notes 2c. for the impacts on the Company´s ability to continue as a going concern due to breaches in covenants at December 31, 2024. See note 19 Commitments and Contingencies for discussion of the possible impact of potential future covenant breaches. See note 20 for subsequent events regarding covenants breaches after December 31, 2024.
Guarantee deposits
As part of the agreements with Fínamo, see numeral (7) above, the Group provided several guarantee deposits, totalling $14,769,966 as of December 31, 2023.

Reconciliation of movements of liabilities to cash flows arising from financing activities

Long-term debt
Balances as of January 1, 2024	$6,682,672,814
Payments	(6,019,515,831)
Interest paid	(226,949,344)
Interest paid and capitalized (Note 7)	(303,443,168)
Proceeds from loans	8,964,217,491
Accrued interest	742,053,537
Amortization of cost to obtain loans and commissions	66,392,459
Costs to obtain loans and commissions	(265,689,972)
Total changes from financing cash flows	9,639,737,986
Effect on changes in foreign exchange rates	1,534,462,440
Balances as of December 31, 2024	$11,174,200,426

Long-term debt
Balances as of January 1, 2023	$5,563,175,004
Payments	(272,136,923)
Interest paid	(286,015,329)
Interest paid and capitalized (see note 7)	(275,133,471)
Proceeds from loans	2,116,176,076
Accrued interest	601,125,111
Amortization of cost to obtain loans and commissions	8,106,066
Costs to obtain loans and commissions	(37,075,869)
Total changes from financing cash flows	7,418,220,665
Effect on changes in foreign exchange rates	(735,547,851)
Balances as of December 31, 2023	$6,682,672,814

11.	Employee benefits

	As of December 31,
	2024	2023
Net defined benefit liability:
Liability for social security contributions	$8,928,403	$4,544,203
Liability for long-service leave	10,175,001	8,766,021
Total employee benefit liability	19,103,404	13,310,224
Non-current	$10,175,001	$8,766,021
Current	$8,928,403	$4,544,203

In accordance with Mexican Labor Law, the Group provides seniority premium benefits, which consist of a single payment of 12 days for each year worked based on the last salary, limited to twice the minimum salary established by law. The relative liability and the annual cost of benefits are calculated by independent actuaries in accordance with the bases defined in the plans, using the projected unit credit method.

Movement in net defined benefit liability

	As of December 31,
	2024	2023	2022
Balance as of January 1,	$8,766,021	$6,654,318	$3,415,458
Included in profit and loss:
Current service cost	1,324,563	1,706,150	428,469
Interest cost	179,510	544,326	255,911
	10,270,094	8,904,794	4,099,838
Included in OCI
Remeasurement in loss (gain)	(16,372)	(124,616)	2,554,480
Payments
Benefits paid	(78,721)	(14,157)	—
Balance as of December 31,	$10,175,001	$8,766,021	$6,654,318

Actuarial assumptions
The following were the principal actuarial assumption at the reporting date (expressed as weighted averages):

	2024	2023
Discount rate	10.70%	9.20%
Salary growth	5.50%	5.50%
Future salary growth	5.00%	5.50%

As of December 31, 2024 and 2023, the weighted -average duration of the defined benefit obligation was 15 years per employee.
Sensitivity analysis
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	As of December 31, 2024		As of December 31, 2023
	Increase	Decrease	Increase	Decrease
Discount rate (1% variance)	$(670,015)	$747,123	$(1,121,519)	$1,298,516
	$(670,015)	$747,123	$(1,121,519)	$1,298,516

12.	Warrants liability
In connection with the completion of the business combination on March 20, 2024, each of 16,875,000 HCM’s outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for ordinary shares of the Company at an exercise price of U.S.$11.50 per whole warrant. The warrants shall expire on the five year anniversary of the closing date.

Changes in warrant liabilities
The financial liabilities for the warrants are accounted for at fair value through profit or loss, and are measured with reference to its market price.
Movements in the warrant liabilities for the year ended December 31, 2024 are summarized as follows:

	Public warrants
	Number of warrants	Value
Warrants assumed in connection with the business combination held on March 20, 2024	16,875,000	$19,717,425
Change in fair value of warrant liabilities		51,946,426
Warrants exercised	62,877	(73,452)
Exchange rate effect	—	4,237,004
As of December 31 , 2024	16,812,123	$75,827,403

13.	Income tax

	For the Year Ended December 31,
	2024	2023	2022
Current tax (benefit) expense
Current income tax	$3,924,599	$3,025,179	$3,406,827
Deferred income tax	68,751,097	(55,155,403)	227,302,580
	$72,675,696	$(52,130,224)	$230,709,407

The Mexican Tax Law effective as of January 1, 2014 is applicable to the Group, which imposes an income tax rate of 30%.
The UK entities are subject to UK corporation tax with an applicable rate of 25%.
Amounts recognized in profit or loss
Management has determined that the recoverability of cumulative tax losses, which expire in 2026 - 2033, is not feasible based on estimated breakeven of hotel operations. Therefore, the Group has not recognized certain expected income tax losses in the determination of deferred income tax, except for those companies that have taxable profit to offset the income tax losses.
Amounts recognized in OCI

	As of December 31, 2024			As of December 31, 2023			As of December 31, 2022
	Before tax	Tax (expense benefit)	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Items that will not be reclassified to profit and loss
Remeasurements of defined benefit liability	$16,372	$(4,762)	$11,610	$124,599	$(37,380)	$87,219	$(2,554,480)	$766,344	$(1,788,136)
Revaluation of property, construction in process and equipment	338,809,588	(100,442,876)	234,366,712	(889,982,346)	266,994,704	(622,987,642)	6,009,039,347	(1,802,711,804)	4,206,327,543
	$334,825,960	$(100,447,638)	$234,378,322	$(889,857,747)	$266,957,324	$(622,900,423)	$6,006,484,867	$(1,801,945,460)	$4,204,539,407

Reconciliation of effective tax rate

	For the Year Ended December 31,
	2024	2023	2022
(Loss) profit before income tax	$(3,495,289,882)	$5,662,697	$475,086,707
Tax using the Company´s domestic tax rate	30%	30%	30%
Income tax at legal tax rate	(1,048,586,965)	1,698,809	142,526,012
Tax effect of:
Annual adjustment inflation	35,881,580	86,082,320	72,595,223
Non-deductible expenses	9,847,790	5,970,038	7,751,565
Mainly change in allowance for NOL’s and other permanent differences	1,075,533,291	(145,881,392)	7,836,607
Total tax expense	$72,675,696	$(52,130,224)	$230,709,407

Movement in deferred tax balances

2024	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance
Prepayments	$(3,999,701)	$(8,869,225)	—	$(12,868,926)
Property, plant and equipment	(39,818,079)	(55,505,525)	—	(95,323,604)
PP&E Surplus	(3,471,731,220)	23,704,366	(100,442,876)	(3,548,469,730)
PP&E (capitalized foreign exchange rate and interest expense)	(231,042,798)	10,438,263	—	(220,604,535)
Investment properties	(300,519,080)	(71,852,552)	—	(372,371,632)
Right of use of assets	(65,111,127)	5,061,415	—	(60,049,712)
Derivatives	(35,077,118)	35,077,118	—	—
Accruals	3,370,885	19,674,628	—	23,045,513
Debt cost to be amortized		(69,902,187)	—	(69,902,187)
Advance customers	46,637,589	(41,440,664)	—	5,196,925
Lease liabilities	62,388,460	(374,162)	—	62,014,298
Equipment rent		84,603,406	—	84,603,406
Employees’ benefits	2,629,807	526,081	(4,762)	3,151,126
Employees’ statutory profit sharing	672,518	107,941	—	780,459
	$(4,031,599,864)	$(68,751,097)	$(100,447,638)	$(4,200,798,599)

2023	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance
Prepayments	$(1,422,966)	$(2,576,735)	—	$(3,999,701)
Property, plant and equipment	236,862	(40,054,941)	—	(39,818,079)
PP&E Surplus	(3,744,476,101)	5,750,177	266,994,704	(3,471,731,220)
PP&E (capitalized foreign exchange rate and interest expense)	(226,499,908)	(4,542,890)	—	(231,042,798)
Investment properties	(326,498,611)	25,979,531	—	(300,519,080)
Right of use of assets	—	(65,111,127)	—	(65,111,127)
Derivatives	(57,837,597)	22,760,479	—	(35,077,118)
Accruals and borrowing cost	147,482	3,223,403	—	3,370,885
Advance customers	—	46,637,589	—	46,637,589
Lease liabilities	—	62,388,460	—	62,388,460
Employees’ benefits	1,996,298	670,889	(37,380)	2,629,807
Employees’ statutory profit sharing	641,950	30,568	—	672,518
	$(4,353,712,591)	$55,155,403	$266,957,324	$(4,031,599,864)

2022	Net balance as of January 1,	Recognized in profit and loss	Recognized in OCI	Final balance
Prepayments	$(628,022)	$(794,944)	$—	$(1,422,966)
Property, plant and equipment	(1,941,698,749)	171,314	(1,802,711,804)	(3,744,239,239)
PP&E (capitalized foreign exchange rate and interest expense)	(152,392,186)	(74,107,722)	—	(226,499,908)
Investment properties	(237,071,633)	(89,426,978)	—	(326,498,611)
Derivatives	2,384,364	(60,221,961)	(57,837,597)
Accruals	3,691,418	(3,543,936)	—	147,482
Employees’ benefits	1,024,636	205,318	766,344	1,996,298
Employees’ statutory profit sharing	225,621	416,329	—	641,950
	$(2,324,464,551)	$(227,302,580)	$(1,801,945,460)	$(4,353,712,591)

Unrecognized deferred tax assets
Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	As of December 31, 2024		As of December 31, 2023
	Gross amount	Tax effect	Gross amount	Tax effect
Income tax losses	$1,698,038,184	$509,411,455	$707,357,588	$212,207,276
Interest to be deducted	408,193,235	122,457,971	364,390,142	109,317,043
Other assets	41,049,602	12,314,881	—	—
	$2,147,281,021	$644,184,307	$1,071,747,730	$321,524,319

Tax losses carried forward
Tax losses for which no deferred tax assets was recognized expire as follows:

Year	Gross amount	Expire rate
2016	$27,061,783	2026
2018	610,601,259	2028
2020	69,420,149	2030
2021	15,168,652	2031
2022	76,668,031	2032
2023	6,455,595	2033
2024	892,662,715	2034
Total income tax losses	$1,698,038,184

The Company has NOLs in the trusts that only can be used by them up to the reverse of the NOLs in fuure periods. These NOLs can not be used by other entities within the Group.

14.	Financial instruments - Fair value and risk management
Accounting classification
The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value since the carrying amount is a reasonable approximation of fair value.

	As of December 31, 2024
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total
Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)		$970,414,857		$970,414,857
Financial liability measured at fair value
Warrants liability (Level 2)	$(75,827,403)			(75,827,403)
Financial liabilities not measured at fair value
Secured bank loans	—	(11,143,359,504)	—	(11,143,359,504)
Unsecured bank loans	—	(30,840,922)	—	(30,840,922)

	As of December 31, 2023
	Mandatory at FVTPL	Financial assets at amortized cost	Other financial assets (liabilities)	Total
Financial assets measured at fair value
Interest rate swaps (Level 2)	$116,923,727	$—	$—	$116,923,727
Financial assets not measured at fair value
Cash and cash equivalents and restricted cash (Level 1)	—	146,369,734	—	146,369,734
Financial liabilities not measured at fair value
Secured bank loans	—	(6,614,983,870)	—	(6,614,983,870)
Unsecured bank loans	—	(67,688,944)	—	(67,688,944)

Measurement of fair values
i.	Valuation techniques and significant unobservable inputs
The following table shows the valuation technique used in measuring Level 2 fair value of financial instruments in the statements of financial position.
Financial instruments measured at fair value

Type	Valuation technique
Interest rate swaps
FV is determined using market participant assumptions to measure these derivatives. Market participants’ assumptions include the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

ii.	Transfers between levels
There were no transfers between Level 1 and 2 during the current or prior year. There were no transfers to Level 3 during the current or prior year.

Financial risk managements
The Group has exposure to the following risks arising from financial instruments:
-	Liquidity risk
-	Market risk
i.	Risk management framework
Management of the Group has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies and reports regularly to the board of directors on its activities.
The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group´s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group´s reputation.
The Group uses the activity-based costing to cost its products and services, which assists in monitoring cash flow requirements and optimizing its cash return on investment.
The Group aims to maintain the level of its cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities (other than trade payables) over the next 60 days.
The Group also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.
Exposure to liquidity risk
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

	Contractual cash flows
As of December 31, 2024	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total
Derivative financial liabilities
Warrants liability	$75,827,403	$—	$—	$75,827,403	$—	$75,827,403
Total derivative financial liabilities	$75,827,403	$—	$—	$75,827,403	$—	$75,827,403
Non-derivative financial liabilities
Secured bank loans	$11,143,359,504	$31,908,396	$3,479,193,050	$1,763,646,102	$6,153,090,000	$11,427,837,548
Unsecured bank loans	30,840,922	146,861	30,694,061		—	30,840,922
Lease liabilities	206,714,326	—	46,051,658	160,662,668	—	206,714,326
Trade payables	629,580,986	125,182,892	504,398,094	—	—	629,580,986
Total non-derivative financial liabilities	$12,010,495,738	$157,238,149	$4,060,336,863	$1,924,308,770	$6,153,090,000	$12,294,973,782

	Contractual cash flows
As of December 31, 2023	Carrying amount	1 Month	2-12 Months	1-5 Years	More than 5 Years	Total
Derivative financial assets
Derivatives (Interest rate swaps)	$116,923,727	$—	$116,923,727	$—	$—	$116,923,727
Total derivative financial assets	$116,923,727	$—	$116,923,727	$—	$—	$116,923,727
Non-derivative financial liabilities
Secured bank loans	$6,614,983,870	$55,152,714	$1,929,131,811	$1,672,675,370	$3,034,253,383	$6,691,213,278
Unsecured bank loans	67,688,944	854,763	64,832,664	2,001,517	—	67,688,944
Lease liabilities	207,961,533	—	30,006,807	177,954,726	—	207,961,533
Trade payables	399,163,422	87,022,467	312,140,955	—	—	399,163,422
Total non-derivative financial liabilities	$7,289,797,769	$143,029,944	$2,336,112,237	$1,852,631,613	$3,034,253,383	$7,366,027,177

As disclosed in Note 10, the Group has secured bank loans that contain certain covenants. A breach of covenant may require the Group to repay the loan earlier than indicated in the above table.
The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rate change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.
For further information regarding our liquidty risk, please see note 2 (c).
Market risk
Market risk is the risk that changes in market prices - e.g. foreign exchange rates, interest rates and equity prices - will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk managements is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Group uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee.
Derivatives
The Group holds interest rate swaps for risk management purposes. The interest rate swaps have floating legs that are indexed to SOFR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements.
Currency risk
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currency of the Group companies is MXN. The currencies in which these transactions are primarily USD.

Exposure to currency risk
The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as shown in the next page.

	Dollars As of December 31,
	2024	2023
Assets:
Cash and cash equivalents and restricted cash	$34,084,570	$7,232,698
Trade receivables	2,455,301	419,351
Related parties	—	6,835,274
Other receivables	26,932	1,512,021
Prepayments	18,507	168,229

Liabilities:
Current installments of long-term debt	(152,279,649)	(16,665,975)
Long-term debt	(381,206,888)	(354,024,085)
Trade accounts payable	(9,216,743)	(6,118,017)
Related parties	(8,967,127)	(709,429)
Other liabilities	(4,571,105)	(4,473,499)
Net position	$(519,656,202)	$(365,823,432)

The exchange rates of MXN/USD as of the date of the Consolidated and Combined Financial Statements and their issuance date are as follows:

	As of December 31,		As of May 15,
	2024	2023	2025
One U. S. dollar	$20.5103	$16.8935	$19.4373

Sensitivity analysis
The strengthening or weakening of the U.S. dollar, with respect to the Mexican peso as of December 31, 2024 and 2023, would have affected the gains or losses capitalized in construction in progress for the amounts shown below. This analysis is based on changes in the exchange rate that the Group considered reasonably possible at the end of the reporting period. This analysis assumes that the rest of the variables remain constant.
The analysis is performed on the same basis for 2024 and 2023, although the reasonably possible variations in the exchange rate were different, as indicated below:

	Capitalized in construction in process		Profit and loss
	Strengthening	Weakening	Strengthening	Weakening
December 31, 2024 USD (5% movement)	$(547,098,446)	$547,098,446	$14,183,216	$(14,183,216)
December 31, 2023 USD (5% movement)	$(313,112,626)	$313,112,626	$4,110,719	$(4,119,719)

Interest rate risks
The Group adopts a policy of ensuring that 70% of its interest rate risk exposure with Banco Sabadell, S. A. Institución de Banca Multiple and Caixabank, S. A. Institución de Banca Multiple is at fixed rate. This is achieved partly by entering into interest rate swaps. The Group applies a hedge ratio of 1:1.

Exposure to interest rate risk
The interest rate profile of the Group’s interest-bearing financial instruments as reported to the management of the Group is as follows:

	As of December 31, 2024
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	—	$(19,726,835)	$(19,726,835)
Interest rate swap - Caixabank	Level 2	—	(23,621,645)	(23,621,645)
Total			$(43,348,480)	$(43,348,480)

	As of December 31, 2024
	FV hierarchy	Carrying amount	Effects recognized in P&L
Financial liabilities measured at fair value
Warrants liability	Level 2	$(51,946,426)	$(51,946,426)
Total		$(51,946,426)	$(51,946,426)

	As of December 31, 2023
	FV hierarchy	Nominal amount USD	Carrying amount	Effects recognized in P&L
Financial assets measured at fair value
Interest rate swap - Sabadell	Level 2	73,376,432	$68,146,850	$(45,855,988)
Interest rate swap - Caixabank	Level 2	57,438,000	48,776,877	(30,012,275)
Total			$116,923,727	$(75,868,263)

Fair value sensitivity analysis for fixed-rate instruments
The Group does not account for any fixed-rate financial assets or financial liabilities, at FVPL, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore, a change in interest rates at the reporting date would not affect profit or loss.
Interest rate sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Group’s combined income before income taxes is affected through the impact of floating rate borrowings (debt) as follows:

	Increase/decrease in %	Effect on combined income before income taxes
As of December 31, 2024
US dollar	1%	$331,257
US dollar	(1)%	(331,257)

As of December 31, 2023
US dollar	1%	$601,345
US dollar	(1)%	(601,345)

Master netting or similar agreements
The Group enters into derivative transactions under ISDA master agreements. The ISDA agreement do not meet the criteria for offsetting in the combined statement of financial position. This is because the Group does not have any currently legally enforceable right to offset recognized amounts.

15.	Revenue

	For the Year Ended December 31,
	2024	2023	2022
Revenue from contracts with customers	$729,953,807	$284,890,018	$4,392,585
Revenue for administrative services with related parties	—	1,761,896	2,038,437
Total revenue	$729,953,807	$286,651,914	$6,431,022

Revenue Streams
The Group generates revenue primarily from its owned hotels. Other minor sources of revenue include administrative services that the Group provides to related parties.
a.	Disaggregation of revenue from contracts with customers
In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the year ended December 31,
	2024	2023	2022
Major products/service lines
Room rentals	$316,126,908	$169,417,278	$1,103,206
Food and beverage	121,899,683	104,813,372	2,520,105
All-inclusive	234,494,740	—	—
Spa services	12,925,180	3,127,449	18,600
Guess dry, cleaning & laundry	3,526,613	4,818,864	—
Private events	—	—	21,120
Other services	40,980,683	2,713,055	729,554
Total revenue from contracts with customers	729,953,807	284,890,018	4,392,585
Administrative services to related parties	—	1,761,896	2,038,437
Total revenue	729,953,807	286,651,914	6,431,022
Timing of revenue recognition
Services and products transferred at a point in time	413,826,899	117,234,636	5,327,816
Services transferred over time	316,126,908	169,417,278	1,103,206
Total revenue from contracts with customers	$729,953,807	$286,651,914	$6,431,022

16.	Other income and other expenses

	For the Year Ended December 31,
	2024	2023	2022
Other income
Gain on sale of property, plant and equipment	$—	$100	$203,909
Expense reimbursement	—	—	12,610,139
Land repurchase bonus	—	—	7,848,211
Rent	—	—	4,326,241
VAT revaluation	6,335,345	4,283,151	8,511,228
Insurance recovery	—	1,549,313	—
Key Money Amortization	3,588,919	1,705,089	—
Gain in sale of equipment	157,032,407	—	—
Others	23,278,616	18,022,899	15,175
Total other income	$190,235,287	$25,560,552	$33,514,903

17.	Stockholders’ Equity
As of Decemeber 31, 2024
Equity
As described in Note 2b., on March 8, 2024, the Group underwent a restructuring to establish Murano Global as the parent company of the Group. On March 20, 2024 the Group announced the completion of its business combination with HCM Acquisition Corp., marking the entity’s official transition into a publicly traded entity Consequently, on March 21, 2024, Murano’s ordinary shares and warrants began trading on Nasdaq under the symbols “MRNO” and “MRNOW”, respectively .
As of December 31, 2024, Murano Global Investments has 79,305,736 ordinary shares as follows:

	Number of shares	% of all ordinary shares
Beneficiary owner 5% or above
Elias Sacal Cababie	69,152,609	87.20%
Shawn Matthews	8,812,500	11.11%
Beneficiary owner below 5%
Others	1,340,627	1.69%
Total shares December 31, 2024	79,305,736	100.00%

As part of the business combination Elias Sacal Cababie contributed $25,793,890 (U.S.$1,500,000) in order to issue 6,910,000 ordinary shares from Murano Global Investments, plc.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$73,000,000 as a result of the purchase of 103,267,741 shares of Murano World, S. A. de C. V. previously owned by Elías Sacal.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of Elías Sacal Cababie for the total amount of Ps.$18,000,000 as a result of a transfer of the trustee rights of 16,915,151 shares of Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by Elías Sacal.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ES Agrupación for the total amount of Ps.$266,500,000 as a result of the purchase of 329,753,574 shares of Murano World, S. A. de C. V. previously owned by ES Agrupación.
In January 2024, Murano PV, S.A. de C.V. issued a promissory note in favor of ES Agrupación for the total amount of Ps.$542,500,000 as a result of the transfer of the trustee rights of 434,361,612 shares from Inmobiliaria Insurgentes 421, S.A. de C.V. previously owned by ES Agrupación.
All the promissory notes in the amount $900,000,000 described above were issued as part of the Murano Group Reorganization and used by Elias Sacal Cababie to capitalize Murano Global Investments PLC. On March 8, 2024 Murano Global Investments PLC utilized the promissory notes to complete the Murano Group Reorganization by capitalizing Murano P.V and the notes were cancelled as a final step in the reorganization.
Treasury shares
On April 3, 2024, Murano Group announced that its board of directors had authorized a new share repurchase program under which the Company may repurchase up to US$2 million of its ordinary shares until the end of the last business day of the third quarter in 2024, U.S. Eastern Time. The Company adopted and implemented this share repurchase program in accordance with applicable rules and the Company’s insider trading policies.
The Company’s proposed repurchases were made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions was subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements.

The shares acquired through the share repurchase program are held in treasury by the Company and the effects are recognized in additional paid in capital.
Net Assets for the period from January 1 to March 20, 2024 and the years ended December 31, 2023 and 2022
a.	Issued equity:
During 2023, there were no contributions in cash by the Group’s shareholders to the net assets of the Group’s Companies.
During 2022, the Group’s shareholders contributed in cash to the net assets of the Group’s Companies as follows:
•	On January 31, 2022, Murano P.V. contributed $128,378.
•	On September 15, 2022, Murano P.V. contributed $150,000.
•	On November 25, 2022, Murano P.V. contributed $100,000.
•	On February 10, 2022, Operadora Hotelera I421 Premium, was incorporated and contributed $50,000.
b.	Capital Reimbursement
On March 8, 2024, Murano PV made a capital reimbusement of $16,363,928 as partof the Murano Group Reorganization.
During 2023, there were no reimbursements in cash by the Group’s shareholders of the Group’s Companies.
During 2022, the Group’s shareholders made capital reimbursements as follows:
•	On February 9, 2022, Murano World made capital reimbursements of $1,658,600.
•	On February 22, 2022, Murano World made capital reimbursements of $12,183,780.
•	On February 28, 2022, Murano World made capital reimbursements of $4,800,000.
•	On March 17, 2022, Murano World made capital reimbursements of $4,174,860.
•	On March 23, 2022, Murano World made capital reimbursements of $13,748,700.
•	On April 20, 2022, Murano World made capital reimbursements of $1,993,770.
•	On April 28, 2022, Murano World made capital reimbursements of $5,089,000.
•	On May 12, 2022, Murano World made capital reimbursements of $10,186,000.
•	On May 20, 2022, Murano World made capital reimbursements of $2,994,945.
•	On May 31, 2022, Murano World made capital reimbursements of $4,239,475.
•	On June 7, 2022, Murano World made capital reimbursements of $3,623,356.
•	On June 17, 2022, Murano World made capital reimbursements of $4,133,500.
•	On June 27, 2022, Murano World made capital reimbursements of $5,009,125.
•	On July 1, 2022, Murano World made capital reimbursements of $30,216,450.
•	On July 14, 2022, Murano World made capital reimbursements of $4,157,640.
•	On July 21, 2022, Murano World made capital reimbursements of $5,110,175.
•	On July 21, 2022, Murano World made capital reimbursements of $3,064,950.
•	On August 19, 2022, Murano World made capital reimbursements of $3,255,805.
•	On August 26, 2022, Murano World made capital reimbursements of $4,979,950.

•	On September 9, 2022, Murano World made capital reimbursements of $1,001,485.
•	On September 14, 2022, Murano World made capital reimbursements of $1,089,785.
•	On September 23, 2022, Murano World made capital reimbursements of $5,200,675.
•	On September 28, 2022, Murano World made capital reimbursements of $250,000.
•	On October 21, 2022, Murano World made capital reimbursements of $14,089,040.
•	On November 22, 2022, Murano World made capital reimbursements of $24,291,625.
•	On November 25, 2022, Murano World made capital reimbursements of $100,000.
•	On December 9, 2022, Murano World made capital reimbursements of $9,848,850.
•	On December 15, 2022, Murano World made capital reimbursements of $10,822,900.
•	On December 19, 2022, Murano World made capital reimbursements of $21,959,260.
•	On December 31, 2022, Murano World made capital reimbursements of $85,500,000.
18.	Earnings per share
The amount of basic earnings per share (EPS) is calculated by dividing the net income for the year attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the year.
The following table shows the (loss) profit attributable to ordinary equity holders of the Company.
a)	Basic EPS

	For the Year Ended December 31,
	2024	2023	2022
(Loss) profit attributable to ordinary equity holders of the parent entity	$(3,338,830,904)	$(565,107,502)	$4,448,916,705
Weighted average number of ordinary shares outstanding during the period	77,062,978	69,099,785(1)	69,099,785(1)
Basic EPS	$(43.33)	$(8.18)	$64.38

b)	Diluted EPS

	For the Year Ended December 31,
	2024	2023	2022
(Loss) profit per basic EPS adjusted	$(3,338,830,904)	$(565,107,502)	$4,448,916,705
Number of shares per basic EPS adjusted for dilutive potential ordinary shared	77,062,978	69,099,785(1)	69,099,785(1)
Diluted EPS	$(43.33)	$(8.18)	$64.38

(1)
For the years ended December 31, 2023 and 2022, Management applied a restrospective approach to determine the weighted average number of ordinary shares outstanding. On March 20, 2024, the Company issued 79,242,873 of which 87.2% represents the shares attributable to the original shareholders of the Group prior to the business combination.

19.	Commitments and contingencies
a.	In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.
b.
In accordance with the Mexican tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be like those used in arm’s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.
c.
On September 10, 2019, and as amended on March 28, 2021, July 11, 2023 and the extension on January 19, 2024, the Group signed a Hotel Management Agreement with AMR Operaciones MX, S. de R L. de C. V. (AMR). Under this contract, AMR is solely engaged as an exclusive managing agent of the 1,016 keys with the brands Vivid (400 keys) and Dreams (616 keys) of the Cancun complex on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 25th full Fiscal Year following the opening date

d.
On May 11, 2022, the Group signed a Hotel Services Agreement with Hyatt of Mexico, S.A. de C.V. (“Hyatt”). Under this contract, Hyatt is solely engaged as an exclusive managing agent of the Andaz Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

e.
On May 11, 2022, the Group signed a Hotel Management Agreement with Ennismore Holdings US Inc. (“Accor”). Under this contract, Accor is solely engaged as an exclusive managing agent of the Mondrian Hotel on behalf of the Company, in exchange of certain fees for the services provided. The period commencing from the opening date and ending on December 31 of the 20th full Fiscal Year following the opening date.

f.
In March 2024, in connection with the A&R BCA aforementioned, the shareholders transferred 1,250,000 shares to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these condensed consolidated and combined interim financial statements.

g.
The Group has analyzed the risk of a future covenant breach under the terms of the NAFIN loan agreement (Note 10), due to non-compliance with the covenant that requires the Dreams Hotel to be open and operating as at June 1, 2025. The Group has and is actively in discussions with the lender to obtain a waiver for this covenant.

h.
The Group has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes and lease agreements. As referred to in the Going Concern Note 2c, in order to to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others. The Murano Group has hired specialist professional advisors who are experienced in debt restructuring, to advise the Murano Group on a plan to execute a possible restructuring of the Senior Secured Notes. Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful.

i.
In addition to defaults existing as of December 31, 2024, the payment defaults described in note 20f., could also trigger cross defaults under other debt and lease instruments in respect of which the Group is an obligor.

20.	Subsequent events
a.
On January 30, 2025, Murano World signed a loan agreement with Sofoplus up to US. $6,000,000 with draws of US $870,772 and $5,129,228 on January 31, 2025 and February 13, 2025. This loan has to pay monthly interest at the annual interest rate of 16%, with maturity on February 1, 2028. The use of this loan is to re-paid the principal and interest amounts from open balances with Sofoflups.

b.	On March 7, 2025, Murano World extended the maturity of the Santander loan in the amount of US. $1,500,000 from March 7, 2025 to March 7, 2027.
c.	On April 4, 2025 Murano World repaid in full the outstanding balance of the sale and lease back agreement with Exitus at that date in the amount of $3,286,980.

d.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Company and the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

e.
The Group is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

f.
As of the date of the issuance of these financial statements the Group did not make interest or lease payments, as applicable, under the instruments described in note 10 (7), (8), (9), (12) (14) and (15) from January to May 2025 and is seeking a waiver to deliver audited financial information required for the loan described in note 10 (8) in the short term. Management is reviewing potential defaults and expects to proactively engage in constructive discussions with applicable creditors, none of which has taken or threatened any action as of the date of issuance of these financial statements. See Note 2c.